06016107

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Reliance Communications Limited

*CURRENT ADDRESS: H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
AUG 18 2006
THOMSON
FINANCIAL

FILE NO. 82- 35005 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/17/06

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

10th August, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 10th August, 2006 accompanied with disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 to the Stock Exchanges in India, where the shares of the Company are listed, copy of the same is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcovl.com

August 10, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: **Disclosures under Regulation 7(3)**

We have received on August 3, 2006 a disclosure from Shri Anil D. Ambani, stated to be under Regulation 7(1A) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations"). We enclose herewith the disclosures as required under Regulation 7(3) of the Regulations, with respect to the disclosures received.

Kindly acknowledge the receipt of the same.

Yours faithfully

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	**Reliance Communications Limited**	
Date of reporting	10.08.2006	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Ltd., Mumbai (ii) The National Stock Exchange of India Ltd.	
Details of the acquisition/~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers/sellers and PACs with them	Smt. Kokila D. Ambani, AAA Communications Pvt. Ltd; Hansdhwani Trading Company Pvt. Ltd. Sonata Investments Ltd., Reliance Capital Ltd, Anil D. Ambani, Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Anadha Enterprise Pvt. Ltd., Bhavan Mercantile Pvt. Ltd., AAA Global Business Management Pvt. Ltd., and Reliance General Insurance Company Ltd.	
Date of Acquisition/~~sale~~	Various dates between 23rd June 2006 to 2nd August 2006	
Date of receipt of intimation of allotment by acquirer/~~seller~~	03.08.2006	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Open Market.	
Mode of sale (e.g. open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / ~~sale~~	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / ~~seller~~ before acquisition / ~~sale~~	51,73,20,517	42.29
(b) Shares/ voting rights acquired/~~sold~~	1,85,24,177	1.51
(c) Shares/VR of the acquirer/seller after acquisition/~~sale~~	**53,58,44,694**	**43.80**
Paid-up capital / total voting capital of the target company before the said acquisition	122,31,30,422 Equity shares of Rs. 5 each.	
Paid-up capital / total voting capital of the target company after the said acquisition	122,3130,422 Equity shares of Rs. 5 each.	

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Place: Mumbai
Date : 10.08.2006

RELIANCE Communications
Anil Dhirubhai Ambani Group

RECEIVED
2006 AUG -7 A 10: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

1st August, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted following vide our letters dated 31st July, 2006 and 1st August, 2006 in the matter of compliances made under the Listing Agreement executed with the Stock Exchanges in India as well as a measure of transparency and good corporate governance, copies of the same are enclosed herewith for information and records.

Sr. No.	Particulars
1	Unaudited Financial Results for the quarter and six months ended June 30, 2006
2	Proforma Unaudited Consolidated Financial Results for the quarter ended June 30, 2006
3	Media Release
4	Report on the Proforma Consolidated Unaudited Financial Status, Result of Operations and Cash Flows for the quarter ended June 30, 2006

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

July 31, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: 1. Unaudited Financial Results for the quarter and six month ended June 30, 2006

2. Proforma Unaudited Consolidated Financial Results for the quarter ended June 30, 2006

Further to our letter dated July 24, 2006, we enclose herewith:

1. Unaudited Financial Results of the Company for the quarter and six months ended June 30, 2006 pursuant to Clause 41 of the Listing Agreement, taken on record by the Board of Directors at its meting held on July 31, 2006.

2. Proforma Unaudited Consolidated Financial Results of the Company, for the quarter ended June 30, 2006, which has been prepared by the Company, as a measure of transparency and good corporate governance and in the interests of its over 2 million shareholders, considering as if the Scheme of Arrangement and Reorganisation of the Company was already in force.

   The said Proforma Unaudited Consolidated Financial Results of the Company comprise of financial results, inter alia of the key operating companies viz. Reliance Infocomm Limited, Reliance Telecom Limited and Reliance Communication Infrastructure Limited.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Reliance Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter and six months ended June 30, 2006

(Rs. in Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended 30.06.2006	Quarter ended 30.06.2005	Six months ended 30.06.2006	Six months ended 30.06.2005	Year ended 31.12.2005 (Nine Months Audited)
1	**Income**					
	a) Interest	9.10		66.32		6.79
	b) Rent Income	4.69		9.54		6.47
	c) Profit on sale of investments	9.20		9.54		-
	d) Other Income	0.15		0.30		-
	Total Income	23.14		85.70		13.26
2	**Total expenditure**					
	a) Staff cost	0.23		0.75		1.11
	b) Advertisement expenses (Rs.5426)	0.00		14.56		-
	c) Postage expenses	2.07		5.21		-
	d) Operating, general and other administration expenses	5.11		6.81		0.56
	e) Interest	-		24.69		-
3	Depreciation	2.05		4.06		2.74
4	Profit / (Loss) before tax (1-2-3)	13.68		29.62		8.85
5	Provision for tax					
	Current tax	5.01		5.28		2.57
	Deferred tax	0.22		0.73		0.63
6	Net profit / (Loss) after tax (4-5)	8.45		23.61		5.65
7	Paid-up share capital					
	Equity shares of Rs.5 each (for 30th June, 2005 Rs. 10 each)	611.57	0.01	611.57	0.01	0.05
8	Reserves excluding revaluation reserves					14 783.43
9	Earnings Per Share					
	Basic (Rs.)	0.07		0.23		849.62
	Diluted (Rs.)	0.07		0.22		0.10
10	Aggregate of Non- Promoter Shareholding					
	Number of shares	70 65 53 767		70 65 53 767		
	Percentage of shareholding	57.77		57.77		

NOTES

1 Figures for the current year (being from January 1, 2006 to March 31, 2007) incorporate the transactions specified in the Scheme of demerger of Reliance Industries Limited, which have been vested with the Company and are therefore not comparable with those of the previous year, which is of the period of nine months. This is the second quarterly financial results of the Company since the listing of the equity shares of the Company at Bombay Stock Exchange and the National Stock Exchange of India Limited with effect from March 6, 2006.

2 Since the Company was in pre-operative stage as at June 30, 2005, profit and loss account was not prepared for that period. Hence, the figures relating to the quarter and six months ended June 30, 2006 are not comparable.

3 The Scheme of Amalgamation and Arrangement for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company ("Scheme") has been approved by the Hon'ble High Court of Gujarat and the Hon'ble High Court of Judicature at Bombay. Upon effectiveness of the Scheme and allotment of equity shares of the Company as per the Scheme, the paid up equity share capital of the Company will stand increased to 204,46,14,990 shares of Rs. 5 each fully paid-up and Reliance Communications Infrastructure Limited, Reliance Telecom Limited as also Flag Telecom Group Limited, inter alia, will become wholly owned subsidiaries of the Company.

4 The Company had made allotment of Foreign Currency Convertible Bonds (FCCB) of US $ 500 Million on May 9, 2006 having maturity period of 5 years and 1 day. Each FCCB is convertible into one equity share of the Company at the price of Rs. 480.68 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. In the event of the FCCBs are fully converted into equity, the equity share capital of the Company would increase by approx. 4.62 crore equity shares of Rs. 5 each. The premium payable on redemption if any, including the loss on conversion of foreign exchange shall be charged to the securities premium account.

5 Five investor compliants pending at the beginning of the quarter stand resolved. One hundred fifteen complaints were received from the Investors during the quarter and all the complaints were resolved. No complaint was pending as on June 30, 2006.

6 There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by The Institute of Chartered Accountants of India.

7 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company for the six months ended June 30, 2006.

8 The name of the Company was changed from Reliance Communication Ventures Limited to Reliance Communications Limited w.e.f. June 7, 2006.

9 After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on July 31, 2006.

For **Reliance Communications Limited**

Place: Mumbai
Date: July 31, 2006

Anil Dhirubhai Ambani
Chairman

Reliance Communications Limited

(Formerly known as Reliance Communication Ventures Limited)

Reliance Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Proforma Unaudited Consolidated Financial Results for the Quarter ended June 30, 2006

Rs. in Crore

Sr. No.	Particulars	Quarter ended 30.06.2006	Quarter ended 30.06.2005
	Consolidated Operations		
1	**Revenue**		
	Service Revenue	3335	2283
	Less: Deferment of Revenue	85	0
	Net Revenue	**3250**	**2283**
2	**Operating Expenses**		
	Access Charges and Licence Fee	929	887
	Network Operations Cost,	382	433
	Employee Cost	215	231
	Selling and General Cost	518	573
	Total	**2044**	**2124**
3	**EBITDA before Extraordinary items (1 - 2)**	**1206**	**159**
4	Finance Charges (Net)	100	27
5	Depreciation and Amortisation	551	376
6	Profit before Tax and extraordinary items (3 - 4 - 5)	**555**	**(244)**
7	Provision for taxation	27	6
8	Profit after Tax (before extraordinary items) (6 - 7)	528	(250)
9	Extraordinary items	15	0
10	**Profit after Tax (8 - 9)**	**513**	**(250)**
11	Cash profit from Operations (10 + 5)	**1064**	**126**
12	Paid up share capital (post merger)		
	204,46,14,990 Equity shares of Rs. 5 each	**1022**	**1022**
13	Reserve excluding Revaluation Reserve		

Segment Analysis

Rs. in Crore

		Quarter ended 30.06.2006	Quarter ended 30.06.2005
	Segment revenue		
	Sale/Income from each segment		
	a) Wireless	2,432	1,485
	b) Global	1,234	1,120
	c) Broadband	227	101
	d) Others	103	122
	Total	3,996	2,828
	Less: Inter segment eliminations	(746)	(545)
	Net Sales/Income from operations	3,250	2,283

	Segment results		
	Profit / (Loss) before amortization, depreciation, tax and interest		
	a) Wireless	875	346
	b) Global	284	53
	c) Broadband	88	(23)
	d) Others	23	(142)
	Total	1,270	234
	Less: Inter segment eliminations	(64)	(75)
	Total Profit / (Loss) before amortization, depreciation, tax and interest	1,206	159

NOTES

1 The Proforma Consolidated Financial Results relate to the Company and its operating companies, including inter alia Reliance Infocomm Limited (RIC), Reliance Communications Infrastructure Limited (RCIL), Reliance Telecom Limited (RTL) and FLAG Telecom Group Limited (FLAG). In the interests of better disclosure, and to assist investors in understanding the overall performance of the Company, the proforma numbers have been prepared as if the proposed corporate reorganization has been implemented for the quarter. The proforma numbers are based on a prudent and conservative accounting methodology.

2 The Scheme of Amalgamation and Arrangement for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercial Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited and demerger of the Network division of the Reliance Communications Infrastructure Limited with the Company ("Scheme") has been approved by the Hon'ble High Court of Gujarat and the Hon'ble High Court of Judicature at Bombay. Upon effectiveness of the Scheme and allotment of equity shares of the Company as per the Scheme, the paid up equity share capital of the Company will stand increased to 204,46,14,990 shares of Rs. 5 each fully paid-up and Reliance Communications Infrastructure Limited, Reliance Telecom Limited as also Flag Telecom Group Limited, inter alia, will become wholly owned subsidiaries of the company.

3 The Company had made allotment of Foreign Currency Convertible Bonds (FCCB) of US $ 500 Million on 9th May, 2006 having maturity period of 5 years and 1 day. Each FCCB is convertible in to one equity share of the Company at the price of Rs. 480.68 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. In the event of the FCCBs are fully converted into equity, the equity share capital of the Company would increase by approx. 4.62 crore equity shares of Rs. 5 each.The premium payable on redemption if any, including the loss on conversion of foreign exchange shall be charged to the securities premium account.

4 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts.

5 The name of the Company was changed from Reliance Communication Ventures Limited to Reliance Communications Limited w.e.f. June 7, 2006.

6 Regulatory authorities may require verification/ reverification of all subscribers. The Company estimates the cost of such an exercise in a full year at Rs 60 crore and accordingly on a conservative basis an amount of Rs 15 crore has been provided in this quarter so as to meet the costs of any such exercise.

7 During the quarter, the International Court of Arbitration has decided the Arbitration relating to the FLAG's right against Videsh Sanchar Nigam Limited (VSNL) to upgrade, the capacity in India on FLAG Europe - Asia Cable. As a result FLAG's capacity for International traffic from India will be enhanced immediately by 140 gigabytes. FLAG also has the right to equip capacity to any level.The Company will also be entitled to damages, the amount of which is unascertainable.

8 After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on July 31, 2006.

for **Reliance Communications Limited**

Anil Dhirubhai Ambani
Chairman

Place: Mumbai
Date: July 31, 2006

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

31st July 2006

Shri S. Subramanian
DCS – CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: Media Release – Proforma Unaudited Consolidated Financial Results for the Quarter ended June 30, 2006

We enclose herewith the media release issued by the Company on Proforma Unaudited Consolidated Financial Results for the Quarter ended June 30,2006.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications
Anil Dhirubhai Ambani Group

Media Release

RELIANCE COMMUNICATIONS LIMITED ANNOUNCES PROFORMA CONSOLIDATED RESULTS FOR QUARTER ENDED JUNE 30, 2006 - THE FIRST FULL QUARTER AFTER LISTING

EBITDA OF RS 1,206 CRORE (US$ 263 MILLION) AGAINST RS 159 CRORE (US$ 36 MILLION) IN THE CORRESPONDING QUARTER LAST YEAR – UP 658%

NET PROFIT OF RS 513 CRORE (US$ 112 MILLION) AGAINST YEAR AGO LOSS OF RS 250 CRORE (US$ 57 MILLION)

REVENUES OF RS 3,250 CRORE (US$ 710 MILLION) FOR THE QUARTER AGAINST RS 2,283 CRORE (US$ 518 MILLION) – AN INCREASE OF 42%

EBITDA GROWTH OF 15 % OVER THE TRAILING QUARTER ENDED MARCH 31, 2006

EBITDA MARGIN OF 37.1 % AGAINST 35.3% IN THE TRAILING QUARTER

NET PROFIT UP 27 % OVER THE TRAILING QUARTER

CONTINUATION OF STRONG GROWTH TREND IN PROFITABILITY ACROSS ALL BUSINESSES - WIRELESS, GLOBAL, AND BROADBAND

NET WORTH OF RS 12,226 CRORE (US$ 2,665 MILLION)

NET DEBT OF RS 2,441 CRORE (US$ 533 MILLION) - NET DEBT EQUITY RATIO AT A CONSERVATIVE 0.2:1

RELIANCE COMMUNICATIONS ALREADY A SENSEX STOCK – TO BE PART OF NIFTY AND CNX-100 INDEX FROM SEPTEMBER 1, 2006

Mumbai, July 31, 2006: Reliance Communications Limited (RCOM) today announced unaudited proforma consolidated financial results for the quarter ended 30th June, 2006.

The highlights of financial performance are:

- **EBITDA of Rs 1,206 crore** (US$ 263 million), **growth of 15%** over the trailing quarter ended March 31, 2006
- **EBITDA margin of 37.1 %, against 35.3% in** the trailing quarter
- **Net Profit of Rs. 513 crore** (US$ 112 million), **growth of 27 %** over the trailing quarter
- **Total Assets of nearly Rs 26,886 crore** (US$ 5861 million)
- **Net Worth of Rs 12,226 crore** (US$ 2,665 million) as at 30th June, 2006
- **Net Debt of Rs. 2,441 crore (US$ 533 million)** as at 30th June, 2006

The proforma consolidated financial results relate to RCOM and its operating companies, including inter alia Reliance Infocomm Limited (RIC), Reliance Communications Infrastructure Limited (RCIL), Reliance Telecom Limited (RTL), and FLAG Telecom Limited (FLAG).

In the interests of better disclosure, and to assist investors in understanding overall performance of RCOM, the proforma numbers have been prepared as if the proposed corporate reorganization (previously announced) had been implemented for the quarter.

The proforma numbers are based on a prudent and conservative accounting methodology, whereby revenues during the quarter from free incoming Lifetime plans have been deferred over a period of 48 months.

Commenting on the results, **Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited** said:

"I am delighted at the sustained improvement in profitability, and expect the strong business momentum to continue for the rest of the financial year.

EBITDA for the quarter increased 658% to Rs. 1,206 crore (US$ 263 million), against Rs. 159 crore (US$ 36 million) in the corresponding quarter last year.

The company has earned a net profit of Rs. 513 crore (US$ 112 million) in this quarter, against the year ago loss of Rs. 250 crore (US$ 57 million)."

Corporate Developments

- **Scheme of Amalgamation Approved by respective high courts within a record time of 120 days from the date of Board Approvals**

  The scheme of Amalgamation and Arrangement (SoAA) for the amalgamation of Reliance Infocomm Ltd., Ambani Enterprises Ltd., Reliance Business Management Pvt. Ltd., Formax Commercial Pvt. Ltd., Reliance Communications Technologies Ltd., Reliance Software Solutions Pvt. Ltd., Reliance Communications Solutions Pvt. Ltd. and Panther Consultants Pvt. Ltd. and Demerger of the Network division of the Reliance Communications Infrastructure Ltd., with the Company have been approved by the respective High Courts.

  Upon effectiveness of the Scheme and allotment of new equity shares of the Company, the paid up equity capital of the company will stand increased to 204,46,14,990 shares of Rs. 5 each fully paid up, and RCIL as also FLAG Telecom will become wholly owned subsidiaries of the company.

- **Reliance Communications wins FLAG Arbitration against VSNL – FLAG's capacity to increase exponentially**

  During the quarter, the International Court of Arbitration has decided, in favour of the Company and against VSNL, the Arbitration relating to FLAG's right to upgrade the capacity in India on FLAG Europe – Asia cable. As a result, FLAG's capacity for International traffic from India will be enhanced immediately by 140 Gigabytes. FLAG also has the right to equip capacity to any level.

- **Conservative Accounting – Proactive Extraordinary Expenditure provision for Subscriber verification costs**

  The regulatory authorities may require verification/ re-verification of all subscribers. The company estimates the cost of such an exercise in a full year at Rs 60 crore. Accordingly, on a conservative basis, an amount of Rs. 15 crore has been provided in this quarter to meet the cost of any such exercise.

Business Review

- Wireless

As at 30th June, 2006, the Company had 22.52 million wireless customers on its network, representing a market share of 20.6% of the All India wireless market.

Users of wireless multi media services increased 24% to 7.9 million as on 30th June 2006, from 6.4 million users as on 31st March 2006, continuing the strong upward trend in usage of these services by our customers.

Revenues of the Wireless business increased 15% sequentially, from Rs. 2,120 crore (US$ 480 million) to Rs. 2,432 crore (US$ 535 million).

EBIDTA increased from Rs. 757crore (US$ 170 million) to Rs. 875 crore (US$ 192 million) – an increase of 16% sequentially.

- Global

In an increasingly competitive wholesale ILD market, we maintained our leadership with a market share of over 40%.

In the retail ILD market, we continued to experience strong growth in our overseas Reliance India call franchise. Active customers have now crossed the 0.6 million threshold. We are currently expanding the virtual calling cards to several new countries where this a significant non –resident Indian population.

New contract values for sales of Indefeasible rights of use (IRU) by FLAG once again reached a record level in the quarter ended 30th June, 2006. We continued winning major long-term contracts, including notable multi-gigabyte capacity sales to Deutsche Telekom in the trans-atlantic segment and China Netcom in the trans-pacific segment.

Global business experienced strong margin expansion and growth in profitability. EBITDA during the quarter increased 8%. EBITDA margins increased from 18.6% to 23%.

- Broadband

Our broadband operations continued to focus on directly connecting buildings in the top 30 cities in India. The number of buildings on-net increased 77% to 1,80,759 from 1,01,741 at the end of the prior quarter. We have geared up our construction activity, leveraging the existing optic fibre in the ground, to accelerate the roll out.

The number of access lines increased to 256,000 from 217,000 at the end of the prior quarter. The take up rate for our services has been consistently strong in the quarters following the activation of each building on-net.

Broadband achieved revenue growth of 16.6 % sequentially, and an EBITDA margin of 38.8% as compared to 31.1%.

Financial Review

Driven by strong focus on improving product portfolio, and focus on driving cost efficiencies, we achieved significant growth in profitability.

EBITDA before extraordinary items increased by 15.1 % from Rs 1,047 crore (US$ 234 million) to Rs 1,206 crore (US$ 263 million) sequentially.

Profit after tax increased by 27.3 % from Rs 403 crore (US$ 91million) to Rs 513 crore (US$112 million) sequentially.

As at 30th June, 2006, the net worth of the company stood at Rs 12,225 crore (US$ 2,665 million), the highest net worth of any private sector telecom services company in India.

Our net debt stood at Rs. 2,441 crore (US$533 million), reflecting a net debt: equity ratio of 0.2:1, and providing a strong platform for leveraging our Balance Sheet to raise resources for future growth plans.

The market capitalization of RCOM as at July 28, 2006, based on equity capital post reorganization, was Rs. 53,043 crore (nearly US$ 11.6 billion).

RCOM, which is already a part of the benchmark index – Sensex, will also be included in the Nifty and CNX-100 index from September 1, 2006.

All formalities for issuance of the GDRs of the company have been completed, and the same are expected to be listed shortly on the Luxembourg Stock Exchange.

Mobilisation of Resources

Allotment of FCCBs

The company has made allotment of Foreign Currency Convertible Bond (FCCB) of USD 500 million on 9th May 2006, having a maturity period of 5 years and 1 day. Each FCCB is convertible into 1 equity share of the company at a price of Rs. 480.68 per share, representing a premium of 50% to the closing price of the share on 21st March 2006.

Issue of GDR/ADRs

The Board of Directors has approved a proposal to sponsor a secondary market offering of Global/American Depositary Receipts (GDR / ADRs). The proposed offering will enable existing shareholders to offer their shareholdings to:

- Financial/Strategic international investors
- Retail/Institutional investors in Japan

The offering, of up to Rs. 4,500 crore (US$ 1 billion), will be at a premium to the domestic market price, and will be in one or more tranches, as may be appropriate. **The proposed GDR/ADR program relates only to existing shares, and will not result in any increase in the outstanding share capital.**

* * * *

Background

Reliance Communications Limited is part of the Reliance – Anil Dhirubhai Ambani Group.

RCOM is one of India's largest integrated communications service provider in the private sector with over 22.5 million individual consumer, enterprise, and carrier customers as at 30th June, 2006.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

For further information please contact: Mr. Gaurav Wahi (Mobile: 09322904680)

Reliance Communications

Reliance Communications Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcovl.com

1st August, 2006

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 532712

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2659 8237/38
NSE Symbol : RCOM

Dear Sirs,

Sub: Report on the Proforma Consolidated Unaudited Financial Status, Results of Operations, and Cash Flows for the quarter ended June 30, 2006

We enclose herewith a report on the Proforma Consolidated Unaudited Financial Status, Results of Operations, and Cash Flows of the Company for the Quarter ended June 30, 2006"

Kindly inform your members accordingly.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above

Report on the Proforma Unaudited Financial Status, Results of Operations, and Cash Flows for the Quarter ended June 30, 2006

Reliance Communications

Anil Dhirubhai Ambani Group

Reliance Communications Limited

(Incorporated as a Private Limited Company on July 15, 2004 under the Companies Act, 1956)

Registered office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400710

July 31, 2006

Supplemental Disclosures

<u>Safe Harbour</u>: Some information in this report may contain forward-looking statements. We have based these forward-looking statements on our current beliefs, expectations, and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as "believe", "plan", "anticipate", "continue", "estimate", "expect", "may", "will" or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and the actual results could be material depending on the circumstances. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere may or may not occur and has to be read and understood along with this supplemental disclosure.

<u>General Risk</u>: Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of the Company unless they can afford to take the risk of losing their investment. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.

<u>Convenience Translation</u>: All references in this report to "Rs" are to Indian Rupees and all references herein to "US$" are to United States Dollars.

We publish our financial statements in India Rupees, the legal currency of the Republic of India. All amounts translated into United States Dollars in this report are provided solely for the convenience of the reader, and no representation is made that the Indian Rupee or United States Dollar amounts referred to herein could have been or could be converted into United States Dollars or Indian Rupees respectively, as the case may be, at any particular rate, the rates stated in this report, or at all.

<u>Others</u>: In this report, the terms "we", "us", "our", "RCOM" or "the Company", unless otherwise specified or the context otherwise implies, refer to Reliance Communications Limited ("RCOM").and its affiliates, including, inter alia, Reliance Infocomm Limited ("RIC"), Reliance Communications Infrastructure Limited ("RCIL"), Reliance Telecom Limited ("RTL") and FLAG Telecom Group Limited ("FLAG"). Further abbreviations are defined within this report.

Any discrepancies in any table between total and sums of the amounts listed are due to rounding off.

<u>Disclaimer</u>: This communication does not constitute an offer of securities for sale in the United States. Securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about the Company and its management, as well as financial statements.

TABLE OF CONTENTS

1. Overview

1.1. Introduction

Reliance Communications Limited ("RCOM" or "the Company") is India's largest integrated communications service provider in the private sector with over 23.5 million individual, enterprise, and carrier customers as at June 30, 2006.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, video and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

As presently constituted, RCOM was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited ("RIL"). The demerger and vesting became effective on December 21, 2005 and our shares were listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

1.2. Strategic Business Units

The business of RCOM is organized into three strategic customer-facing business units: Wireless, Global, and Broadband. In addition, RCOM is engaged in the marketing and distribution of wireless handsets. Our strategic business units are supported by our fully integrated, state-of-the-art network and operations platform and by the largest retail distribution and customer service facilities of any communications service provider in India.

1.2.1. Wireless

We offer CDMA and GSM based wireless services, including mobile and fixed wireless voice, data, and value added services for individual consumers and enterprises. Our primary brands are Reliance Mobile for the mobile portfolio of services and Reliance Hello for the fixed wireless portfolio of services. Our voice services comprise both local, and national and international long distance calling. Our data services comprise wireless multimedia over the "click, browse, and select" Reliance Mobile World platform, wireless internet access (Reliance Netconnect), and wireless data VPNs for connecting devices such as point-of-sale, lottery and ATM terminals. We also offer public calling office ("PCO") and coin collection box services over our wireless network through independent retail operators of such facilities.

Our presence in the wireless market increased significantly with the commercial launch nationwide of our CDMA based services in mid-2003. Within three years, we have become the largest provider of wireless communication services in the country, as measured by voice and data minutes of use. As at June 30, 2006, we had over 22.5 million wireless customers in aggregate, representing a 20.6% market share of the All India wireless market. We had the largest in-service base of multimedia-enabled handsets (over 15 million) and the largest number of users of such services (7.9 million customers). In addition, we are the largest PCO operator in the private sector with a 51.7% market share (as at March 31, 2006).

1.2.2. Global

We offer national and international long distance calling services. We operate this business unit primarily on a wholesale basis, offering carriage and termination to other carriers as well as on an inter segment basis to other business units of RCOM. In overseas markets, we offer a retail virtual calling card service for calls to India (Reliance India*Call*) and other international destinations. This service is currently active in the United States, Canada, and the United Kingdom.

We entered the long distance market in India in mid-2003, and have become the largest carrier of international voice minutes, with a market share of over 40%. In addition, we have over 600,000 active customers for our Reliance India*Call* service, with usage accounting for around 40% of total retail market calls from the United States to India.

We offer national and international (submarine cable) network infrastructure on both an Indefeasible Right of Use ("IRU") and leased circuit basis, internet bandwidth, and managed data services to other carriers and enterprises globally. We own and operate through FLAG one of the largest private submarine cable systems in the World, directly connecting to 28 countries from the East coast of the United States, to Europe, the Middle East, India, South and East Asia, through to Japan. We are currently constructing the FALCON cable system, which will directly connect 12 countries in the Gulf region and North Africa to Europe and Asia. FLAG and FALCON provide unique on-net global connectivity and our long term customers include more than 200 global carriers and more than 400 large enterprises. Through FLAG and FALCON, we are the largest provider of international bandwidth in the Middle East and Asia. Ownership of these assets further allows us to leverage our strengths in the Indian market.

1.2.3. Broadband

We offer the most complete portfolio of enterprise voice, data, video, internet and IT infrastructure services of any operator in India. These services range from national and international private leased circuits, broadband internet access, audio and video conferencing, through to high value-added solutions such as MPLS-VPN, Centrex, and managed internet data centre ("IDC") services.

We launched our enterprise broadband services in the first half of 2005, focusing initially on the top 30 cities in India. In these cities, we are leveraging our existing metro fibre optic networks to establish direct building connectivity on-net. We currently have over 180,000 buildings directly connected to our network and over 320,000 access lines.

Our primary building access technology is metro Ethernet LAN over high grade copper cables, which offers performance and cost advantages versus other access technologies in areas with high service potential. In cities where we are not currently providing wireline direct building connectivity, we have selectively deployed wireless LMDS to access targeted buildings in accordance with our customers requirements.

We have established an enterprise customer base that includes many of the largest Indian enterprises and MNCs and are expanding rapidly in the SME segment. We are already the market leader in IDC services (Reliance Data Center) with an estimated 50% market share and are a leading provider of MPLS-VPN and Centrex solutions.

In the consumer segment, we offer feature rich fixed line phone services and broadband internet access services with a unique speed select option. Our consumer roll out to date has been predominantly in the same areas where we have activated our enterprise services. Our consumer and enterprise broadband services ride on the same access and core networks. In addition to our current consumer product offerings, we are trialling IPTV services in more than 10,000 premises.

1.3. Network and Operating Facilities

Our CDMA wireless service operates nationwide, while our GSM wireless service operates in 7 licensed service areas ("Circles") in Eastern and Central India. Our wireless network covers 3,881 census towns and 245,728 non-census towns and villages, and has capacity for 30 million customers. We believe that this is the largest wireless network in India in terms of coverage and capacity. CDMA-2000 1xRTT technology is deployed throughout our CDMA network nationwide, offering bandwidth of 144 Kbps.

Our national inter-city long distance network is the largest next generation network in India, with over 60,000 route kilometres of ducted fibre optic cables. In addition, we have over 20,000 route kilometres of ducted fibre optic cables installed in the leading cities in India. The entire inter-city and metro fibre optic backbone network is deployed in a ring and mesh architecture and is MPLS enabled. In addition, we have over 200,000 sq. ft. of IDC capacity in multiple locations. Our network operating centre in Navi Mumbai, India, is one of the most advanced in the world. The entire range of our products and services is enabled by streamlined, fully integrated, flow through operating and business support systems. These facilities provide us with by far the most superior platform in India for offering bandwidth intensive, feature rich, converged services and solutions for consumers, enterprises, and carrier customers with virtually limitless scalability.

Our national networks are integrated with our international networks - the 54,000 route kilometres FLAG cable systems and the 11,500 route kilometres FALCON cable system which is currently under construction.

Our consumer and SME offerings are supported by one of the most extensive and powerful distribution networks in India with throughput capacity for 20 million handsets per annum. The backbone of our retail presence is over 1,650 owned and operated Reliance World stores with a presence in over 700 Indian cities. These stores offer customer activation and after sales service and also operate as broadband experience centres offering a range of broadband internet and video conferencing applications. Together with preferred retailers, we have a branded retail presence in over 1,300 towns. Our customer service is further supported by over 6,000 seat multi-lingual contact centre facilities.

1.4. Principal Operating Companies

RCOM currently holds direct investments in three principal operating companies: Reliance Infocomm Limited ("RIC"), Reliance Communications Infrastructure Limited ("RCIL), and Reliance Telecom Limited ("RTL"). The activities and assets of each of these companies and their respective subsidiaries are summarized below.

RIC provides CDMA-based wireless, wireline, and long distance services in India and overseas. RIC also owns FLAG Telecom Group Limited ("FLAG") which provides international connectivity services and infrastructure. RIC's major assets are the CDMA wireless network, the Reliance World retail chain, the contact centres, and the FLAG and FALCON submarine cable systems.

RCIL provides wireless multimedia (Reliance Mobile World) and internet access (Reliance Netconnect) services to customers of RIC. It also undertakes wireless handset distribution and marketing, IDC services, and provision of network IRUs within India. Its major assets include the national long distance and metro fibre optic networks and IDC facilities. National and metro fibre is utilized by RIC under a long-term IRU agreement with RCIL.

RTL provides GSM-based wireless services in 7 Circles and owns the GSM wireless network.

1.5. Proposed Corporate Reorganization

Under the ownership structure resulting from the demerger and vesting, RCOM does not own a majority stake in any of its principal operating companies. This legacy structure has significant drawbacks. Accordingly, on March 12, 2006, the Board of RCOM approved a reorganization whereby RIC will be merged fully with RCOM and become an operating division, and RCIL and RTL will become wholly-owned direct subsidiaries of RCOM. In addition, RCOM will acquire the Dhirubhai Ambani Knowledge City and other valuable properties used in its businesses. The reorganization will be effected by way of an exchange of shares under a scheme of amalgamation and arrangement and does not involve any cash transactions.

The scheme of amalgamation and arrangement has been approved by shareholders and by the Hon'ble High Court of Gujarat and the Hon'ble High Court of Judicature at Bombay. We expect the scheme to become fully effective by the end of the current quarter.

Pending full implementation of the proposed corporate reorganization, we are publishing proforma consolidated financial statements to enable shareholders to gain a better understanding of RCOM. The proforma consolidated financial statements have been prepared as if the proposed corporate reorganization had already been completed.

2. Financial Highlights

Unaudited proforma financial results for the quarter ended June 30, 2006 as per Indian GAAP. The previous quarter figures have been regrouped and reclassified, wherever required. In the tables below, "Qtr ended 30/6/06" refers to the three month period ended June 30, 2006 and "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006. Exchange rate for conversion of Indian Rupees to United States Dollars is Rs 45.87 = US$ 1.00 for the quarter ended June 30, 2006 and Rs 44.48 = US$ 1.00 for the quarter ended March 31, 2006, being the noon buying rates as announced by the Federal Reserve Bank of New York on June 30, 2006 and March 31, 2006 respectively.

2.1. Summarized Proforma Consolidated Statement of Operations

(Rs Million, except ratios)

Particulars	Qtr ended 31/3/06	Qtr ended 30/6/06	Q-on-Q Growth (%)
Total revenue	29,704	32,501	9.4%
Net revenue	19,413	23,215	*19.6%*
EBITDA	10,476	12,062	*15.1%*
Cash profit from operations	9,486	10,641	*12.2%*
Profit before tax and extraordinary item	4,541	5,549	*22.2%*
Extraordinary item	374	150	*-59.9%*
Profit before tax	4,167	5,399	*29.6%*
Net profit	4,029	5,127	*27.3%*
EBITDA margin (%)	*35.3%*	*37.1%*	

(US$ Million)

Particulars	Qtr ended 31/3/06	Qtr ended 30/6/06	Q-on-Q Growth (%)
Total revenue	668	709	*6.1%*
Net revenue	436	506	*16.1%*
EBITDA	234	263	*12.4%*
Cash profit from operations	213	232	*8.9%*
Profit before tax and extraordinary item	102	121	*18.5%*
Extraordinary item	8	3	*-61.7%*
Profit before tax	94	118	*25.6%*
Net profit	91	112	*22.8%*
EBITDA margin (%)	*35.3%*	*37.1%*	

Note: The extraordinary item of Rs 150 million in quarter ended June 30, 2006 relates to customer verification costs. The extraordinary item of Rs 374 million in quarter ended March 31, 2006 relates to employee restructuring costs. Foreign exchange adjustments, which were previously grouped and classified as part of "SG&A" in "Operating expenses", are now grouped with net interest and classified as "Finance charges". Accordingly, EBITDA for the quarter ended March 31, 2006 has been restated on this basis.

2.2. Summarized Proforma Consolidated Balance Sheet

(Rs Million, except ratios)

Particulars	As at 30/6/06
Assets	
Net fixed assets	222,164
Goodwill	2,308
Investments	129
Current assets, loans and advances	44,259
Total assets	268,860
Liabilities and stockholders equity	
Total current liabilities and provisions	122,096
Net debt	24,410
Total liabilities	146,506
Stockholders equity	122,255
Minority interest	99
Total liabilities and stockholders equity	268,860
Net debt to annualized EBITDA (x)	*0.51*
Net debt to stockholders equity (x)	*0.20*
Book value per equity share (post merger) (Rs)	*60.00*

(US$ Million)

Particulars	As at 30/6/06
Assets	
Net fixed assets	4,843
Goodwill	50
Investments	3
Current assets, loans and advances	965
Total assets	5,861
Liabilities and stockholders equity	
Total current liabilities and provisions	2,661
Net debt	533
Total liabilities	3,194
Stockholders equity	2,665
Minority interest	2
Total liabilities and stockholders equity	5,861

Note: Net fixed assets includes capital work-in-progress.

2.3. Summarized Proforma Statement of Operations by Segment

2.3.1. Wireless

(Rs Million, except ratios)

Particulars	Qtr ended 31/3/06	Qtr ended 30/6/06	Q-on-Q Growth (%)
Gross revenue	21,200	24,320	*15%*
Net revenue	12,645	16,544	*31%*
EBITDA	7,571	8,746	*16%*
EBIT	3,998	5,144	*29%*
EBITDA margin (%)	*35.7%*	*36.0%*	

2.3.2. Global

(Rs Million, except ratios)

Particulars	Qtr ended 31/3/06	Qtr ended 30/6/06	Q-on-Q Growth (%)
Gross revenue	14,158	12,340	*-13%*
Net revenue	7,184	7,174	*0%*
EBITDA	2,632	2,842	*8%*
EBIT	1,355	1,554	*15%*
EBITDA margin (%)	*18.6%*	*23.0%*	

2.3.3. Broadband

(Rs Million, except ratios)

Particulars	Qtr ended 31/3/06	Qtr ended 30/6/06	Q-on-Q Growth (%)
Gross revenue	1,948	2,271	*17%*
Net revenue	1,685	1,872	*11%*
EBITDA	606	882	*46%*
EBIT	242	518	*114%*
EBITDA margin (%)	*31.1%*	*38.8%*	

Note: "Net revenue" in 2.3.1, 2.3.2, and 2.3.3 above represents gross segment revenue less license fees and access charges.

2.3.4. Others

(Rs Million, except ratios)

Particulars	Qtr ended 31/3/06	Qtr ended 30/6/06	Q-on-Q Growth (%)
Other income	440	1,028	*134%*
Other expenses	(182)	(798)	*-338%*
EBITDA	*258*	230	*-11%*
EBIT	*26*	(30)	*-213%*

Note: "Other income" in 2.3.4 above represents revenue earned from operating activities not included in segments (as defined). "Other expenses" represents expenses related to such activities and unallocated corporate expenses. Foreign exchange adjustments, which were previously grouped and classified as part of "Other expenses", are now grouped with net interest and classified as "Finance charges". Accordingly, the figures for "Other expenses" and "EBITDA" of the "Others" segment for the quarter ended March 31, 2006 have been restated on this basis.

2.4. Contribution to Revenue by Segment

(Rs Million, except ratios)

Segment	Qtr ended 31/3/06		Qtr ended 30/6/06	
	Revenue	% of Total	Revenue	% of Total
Wireless	21,200	*56%*	24,320	*61%*
Global	14,158	*38%*	12,340	*30%*
Broadband	1,948	*5%*	2,271	*6%*
Others	440	*1%*	1,028	*3%*
Sub Total	37,746	*100%*	39,959	*100%*
Eliminations	*(8,042)*		*(7,458)*	
Total	29,704		32,501	

Note: "Others" comprises "Other income" as shown in 2.3.4 above.

2.5. Contribution to EBITDA by Segment

(Rs Million, except ratios)

Segment	Qtr ended 31/3/06		Qtr ended 30/6/06	
	EBITDA	% of Total	EBITDA	% of Total
Wireless	7,571	69%	8,746	*69%*
Global	2,632	24%	2,842	*22%*
Broadband	606	5%	882	*7%*
Others	258	2%	230	*2%*
Sub Total	11,067	100%	12,701	*100%*
Eliminations	*(591)*		*(639)*	
Total	10,476		12,062	

Note: Foreign exchange adjustments, which were previously grouped and classified as part of the "Others" segment, are now grouped with net interest and classified as "Finance charges". Accordingly, EBITDA of the "Others" segment for the quarter ended March 31, 2006 has been restated on this basis.

2.6. Investment in Projects by Segment

(Rs Million, except ratios)

Segment	Qtr ended 30/6/06		Cumulative to 30/6/06	
	Rs Million	% of Total	Rs Million	% of Total
Wireless	8,529	*54%*	155,117	*56%*
Global	6,732	*42%*	80,155	*29%*
Broadband	522	*3%*	26,022	*10%*
Others	76	*1%*	14,169	*5%*
Total	15,859	*100%*	275,463	*100%*

Note: Investment in projects comprises gross fixed assets, intangible assets, capital work-in-progress, and unamortised one time entry fee paid. Based on a review of asset allocation to business segments, assets have been reallocated from the "Broadband" segment to the "Global" segment. The reallocated assets primarily consist of intra-circle transmission networks. The categories of assets allocated to each segment are set out in Section 5.

3. Key Performance Indicators

The financial figures used for computing ARPU, SMS revenue, non-voice revenue, LD net revenue, and ARPL are based on Indian GAAP. Data used for computing wireless market share is derived from reports published by industry associations. Although we believe that such data is reliable, it has not been independently verified. Definitions of terms are set out in Section 8. "Qtr ended 30/6/06" refers to the three month period ended June 30, 2006; "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006.

3.1. Wireless

Metric	Unit	Qtr ended 31/3/06	Qtr ended 30/6/06
Circles operational	Nos	23	23
Census towns covered	Nos	3,824	3,881
Non-census towns/villages covered	Nos	242,814	245,728
Wireless customers	Nos	20,211,674	22,522,329
GSM Wireless	Nos	*1,904,028*	*2,316,771*
CDMA Wireless	Nos	*18,307,646*	*20,205,558*
Wireless market share (All India)	%	21.0%	20.6%
Wireless net adds	Nos	3,181,911	2,310,655
Market share - wireless net adds	%	21.5%	17.6%
Pre-paid % of total wireless	%	79.3%	79.4%
Pre-paid % of wireless net adds	%	89.0%	80.0%
Wireless ARPU	Rs/sub	379	379
Wireless net ARPU	Rs/sub	226	259
Wireless churn	%	2.1%	2.6%
Wireless minutes of use (MoU)	Bn mins	29.69	31.44
Wireless MoU per customer/month	Min/sub	532	491
Wireless revenue per minute (RPM)	Rs/min	0.71	0.77
SMS revenue (% of ARPU)	%	1.7%	1.8%
Non-voice revenue (% of ARPU)	%	6.1%	6.2%
Wireless multimedia users	Nos mn	6.4	7.9
Wireless internet users	Nos	320,440	354,673

3.2. Global

Metric	Unit	Qtr ended 31/3/06	Qtr ended 30/6/06
Total ILD minutes	Mn mins	1,188	1,214
Total NLD minutes	Mn mins	2,755	3,085
Long distance (LD) net RPM	Rs/min	0.77	0.67

3.3. Broadband

Metric	Unit	Qtr ended 31/3/06	Qtr ended 30/6/06
Circles operational	Nos	18	18
Towns active (wireline only)	Nos	30	30
Access lines	'000	256	322
Access line net adds	'000	39	66
ARPL	Rs/line	2,742	2,618
Buildings directly connected	Nos	101,741	180,759

4. Management Discussion and Analysis

4.1. Key Corporate Developments

4.1.1. High Court Approval for Proposed Corporate Reorganization

Under the ownership structure resulting from the demerger and vesting, RCOM does not own a majority stake in any of its three principal operating companies or other affiliates. The current ownership by RCOM of the principal operating companies is shown below:

Principal Operating Company	% Equity Shareholding
Reliance Infocomm Limited ("RIC")	45.34
Reliance Communications Infrastructure Limited ("RCIL")	45.00
Reliance Telecom Limited ("RTL")	35.60

Note: In addition, RCIL holds 45.71% of RIC. 100% of the preference shares of RTL were also vested in RCOM. The balance of the equity shareholdings in RIC, RCIL, and RTL are owned entirely by the Promoters of RCOM.

This legacy structure has significant drawbacks. As a pure holding company with no subsidiaries, RCOM may face issues with regard to resource mobilization, transparency, and valuations.

In order to address the situation, on March 12, 2006, the Board of RCOM approved a reorganization whereby RIC will be merged fully with RCOM and become an operating division, and RCIL and RTL will become wholly-owned direct subsidiaries of RCOM. In addition, RCOM will acquire the 134 acre Dhirubhai Ambani Knowledge City (DAKC) complex, and several other properties used in its businesses, which are currently privately owned.

The proposed corporate reorganization will be effected by way of an exchange of shares under a scheme of amalgamation and arrangement and does not involve any cash transactions. The scheme of amalgamation and arrangement has been approved by shareholders and by the Hon'ble High Court of Gujarat and the Hon'ble High Court of Judicature at Bombay. We expect the scheme to become fully effective by the end of the current quarter.

Under the terms of the proposed reorganization, 821.48 million new shares of Rs 5 each of RCOM will be issued in exchange for the entire Promoters direct equity shareholdings in RIC, RCIL, and RTL and as consideration for the properties. We currently have 1223.13 million shares of Rs 5 each in issue.

Post reorganization, based on the shareholding pattern at June 30, 2006, the shareholding pattern of the Company will be as follows:

Category	% Shareholding
Domestic Institutions / Mutual Funds	6.2%
Foreign Investors - FIIs	14.5%
Foreign Investors - GDRs and others	13.1%
Reliance ADA Group	66.2%
Total	100.0%

4.1.2. Invigorating the Brand

During May 2006, we unveiled our new corporate identity, as part of a coordinated exercise across the entire Reliance Anil Dhirubhai Ambani Group. The changeover was implemented within 10 days nationwide, the biggest and fastest brand changeover ever undertaken in India.

The objective of this changeover is to ensure a unique and consistent identity across all the product and service offerings of Reliance ADA Group. Reliance ADA Group is one of the Top 3 business groups in India. It is perceived to be audacious, fast and ambitious, with the ability to accomplish the impossible. Our new corporate identity reflects our belief and commitment to shape a better future, to leverage our strength in managing large scale operations even as we create best-in-class products and services, to create a higher quality of life, and to give wings to a million dreams and aspirations. It depicts our resolve to surpass the rising expectations of our consumers.

Our organizational philosophy is to Think Bigger, Think Better. This philosophy is part of our DNA and our driving force. We are not just about scale and size, we are also about the pursuit of excellence, the integrity of our values and the quality of our products and services. This has become our mantra and a way of life across Reliance ADA Group.

Our new corporate colours, Reliance Blue and Reliance Red are strong in their symbolism and meaning. The majestic blue represents stability, confidence, and optimism. The auspicious red represents energy, dynamism, passion, and determination. Our new symbol, Reliance Apex, is an embodiment of hope, optimism, and success. It represents the human urge for progress and the resolve to share a better tomorrow. The new Reliance typeface is a unique combination of upper and lower case characters, representing our essential openness and accessibility.

We have brought together all our businesses, brands and products, both within Reliance Communications and across Reliance ADA Group, under a monolithic architecture. Each business, brand or product bears the name Reliance, ensuring simplicity and a common inspiration and binding force. Our company name and examples of our brands are shown below.

RELIANCE
Communications
Anil Dhirubhai Ambani Group

RELIANCE
Mobile

RELIANCE
Hello

Reliance is already the most trusted telecom brand and ranks in the Top 10 of all service brands in the country. The most recent brand tracker surveys show that we are significantly increasing our brand leadership over competitors in the telecom services sector. Reliance Communications is one of the top advertisers in India. Reliance ADA Group as a whole is the largest mass-media advertiser in the country. With the new corporate identity and integration across Reliance ADA Group, we have a significant edge in driving economies on our marketing expenditure and enhancing impact through media innovations.

4.1.3. Reliance Communications Wins FLAG Arbitration Against VSNL

During the quarter, the International Court of Arbitration has decided, in favour of the Company and against Videsh Sanchar Nigam Limited ("VSNL"), the arbitration relating to FLAG's right to upgrade the capacity in India on FLAG Europe-Asia cable. As a result, FLAG's capacity for international traffic from India will be enhanced immediately by 140 gigabytes. FLAG also has the right to equip capacity to any level. The Company will also be entitled to damages, the amount of which is unascertainable.

4.1.4. Other Corporate Developments

On May 5, 2006, the Board of the Company approved a proposal to sponsor a secondary market offering of Global/American Depositary Receipts ("GDR/ADRs") at a premium to the domestic market price. The proposed offering will enable existing shareholders to offer their shareholdings to financial/strategic international investors and retail/institutional investors in Japan. The proposed GDR/ADR programme relates only to existing shares and will not result in any increase in the outstanding share capital.

All formalities for issuance of GDRs of the Company have been completed, and the same are expected to be listed shortly on the Luxembourg Stock Exchange.

The Company has made an allotment of Foreign Currency Convertible Bonds ("FCCB")of US$ 500 million on May 9, 2006 having maturity period of 5 years and 1 day. Each FCCB is convertible in to 1 equity share of the Company at the price of Rs 480.68 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. In the event the FCCBs are fully converted into equity, the equity share capital of the Company would increase by approximately 46.2 million equity shares of Rs 5 each.

The name of the Company was changed from Reliance Communication Ventures Limited to Reliance Communications Limited with effect from June 7, 2006.

The Company has applied for an allocation of GSM 1,800 MHz spectrum in Delhi, Mumbai, and several other Circles to enable us to expand the geographic presence of our GSM network based services.

4.2. Results of Operations for the Quarter ended June 30, 2006

4.2.1. RCOM (Proforma Consolidated)

Revenues, Net Revenues

During the quarter ended June 30, 2006, the Company earned total revenues of Rs 32,501 million, compared with Rs 29,704 million in the prior quarter (+9.4%). Revenues from the wireless segment contributed 61% of total revenues before inter segment eliminations.

Net revenues, which comprise revenues after deducting license fees and access charges, were Rs 23,215 million, growth of 19.6% over the prior quarter.

Operating Expenses

During the quarter ended June 30, 2006, the Company incurred total operating expenses of Rs 20,439 million, representing 62.9% of total revenues. Operating expenses comprise Rs 9,286 million towards license fees and access charges (28.6% of total revenues), Rs 3,816 million towards network operations, Rs 2,157 towards employees, and Rs 5,180 towards selling, general, and administrative costs (in aggregate, 34.3% of total revenues).

Total operating expenses increased by 6.3% compared with the prior quarter.

License fees and access charges (which are predominantly variable in nature and linked directly to our revenue and traffic level and pattern) decreased by 9.8%. This resulted from a reduction in the revenue share payable under certain of our licenses and changes in the basis and rates for access deficit charges.

Operating expenses, net of license fees and access charges, increased by 24.8% compared with the prior quarter. The majority of the increase in operating expenses, net of license fees and access charges, was due to an increase in SG&A. This reflects a higher cash component in the overall wireless handset subsidy as compared with the prior quarter. The increase in SG&A was also on account of our branding initiatives. Network operations and employee costs increased as a result of network expansion and higher running costs.

EBITDA

During the quarter ended June 30, 2006, the Company had an EBITDA of Rs 12,062 million, growth of 15.1% compared with the prior quarter. The EBITDA margin for the quarter ended June 30, 2006 improved to 37.1% (35.3% in prior quarter). The expansion in our EBITDA margin was driven by a higher ratio of net revenue to total revenue.

Depreciation and Amortization

During the quarter ended June 30, 2006, the Company had depreciation and amortization expenses of Rs 5,514 million (Rs 5,457 million in the prior quarter).

Finance Charges

Net finance charges for the quarter ended June 30, 2006 were Rs 999 million (Rs 479 million in the prior quarter). The increase in net finance charges resulted from higher interest rates and higher negative foreign exchange adjustments as a result of depreciation in the Indian Rupee.

Between March 31, 2006 and June 30, 2006, the Indian Rupee depreciated against the United States Dollar by 3.1%, based on the noon buying rates as announced by the Federal Reserve Bank of New York on those dates.

Profit Before Tax, Extraordinary Item

The profit before tax and extraordinary item for the quarter ended June 30, 2006 was Rs 5,549 million, an increase of 22.2% compared with the prior quarter.

Regulatory authorities may require verification or re-verification of all wireless customers. We estimate the cost of such an exercise in a full year at Rs 600 million and accordingly on a conservative basis an amount of Rs 150 million has been provided for in the quarter ended June 30, 2006 so as to meet the costs of any such exercise. This amount is classified as an extraordinary item.

Net Profit

The provision for tax for the quarter ended June 30, 2006 was Rs 272 million (Rs 137 million in the prior quarter).

The net profit for the quarter ended June 30, 2006 was Rs 5,127 million, growth of 27.3% over the prior quarter.

Our annualized return on equity increased to 17.3% from 15.0%.

Balance Sheet

As at June 30, 2006, the Company had total assets (excluding cash and cash equivalents) of Rs 268,860 million and total liabilities (net of cash and cash equivalents) of Rs 146,506 million. The difference of Rs 122,354 million was on account of stockholders equity of Rs 122,255 million and minority interest of Rs 99 million.

The Company had net debt of Rs 24,410 million, a reduction of Rs 8,528 million compared with the prior balance sheet date of March 31, 2006. Our net debt to annualized EBITDA ratio fell to 0.51 times from 0.79 times.

Capital Expenditure

During the quarter ended June 30, 2006, the Company incurred capital expenditure of Rs 15,859 million, of which 54% was in our Wireless segment, 42% was in our Global segment, and 3% was in our Broadband segment.

4.2.2. Wireless Segment

Customer Acquisition, Churn

As at June 30, 2006, the Company had 22,522,329 wireless customers on its network, representing a market share of 20.6% of the All India wireless market. Out of our total wireless customers, 20,205,558 were on the CDMA platform and 2,316,771 were on the GSM platform. Out of our total wireless customers, 79.4% were pre-paid.

During the quarter ended June 30, 2006, we added (net) 2,310,655 wireless customers, a market share of 17.6% of All India wireless customer net additions (21.5% in the prior quarter).

At the gross customer acquisition level, our additions during the quarter were slightly below the prior quarter as we set a high standard in following stricter customer verification procedures. Across the market, these procedures resulted in lower additions in April and May as compared with March. However, by June, growth had rebounded.

During the quarter ended March 31, 2006, we initiated steps to re-balance certain schemes offering unlimited on-net (Reliance to Reliance) usage. The objective of this re-balancing was to enhance the yield per minute generated by our wireless traffic and thereby increase the return on our investment in capacity.

As a result of this re-balancing, we experienced in April and May 2006 an expected migration of customers to alternative schemes offered by us as well as a temporary increase in churn.

Accordingly, our churn rate in the quarter ended June 30, 2006 across our wireless customer base increased to 2.6% (from 2.1% in the prior quarter). Adjusting for this re-balancing, our underlying churn rate remained stable at historical levels.

At the same time, we have been able to generate higher ARPUs from those customers who migrated to alternative schemes offered by us, significantly improve our average revenue per minute, and release capacity in areas where we are experiencing high demand.

The effects of the re-balancing on our net additions were substantially complete by end-May 2006 and in June 2006 our net additions returned to the over 1 million per month level achieved continuously in the period December 2005 to March 2006.

Our lowest priced CDMA handset now retails at Rs 1,400. However, a significant majority of our new CDMA customers are opting for handset packages in the Rs 1,800 and above segment.

Within our GSM franchise, which was not affected by this re-balancing, we achieved higher net additions and our market share of net additions in the Circles where we operate both CDMA and GSM networks continued at a high level.

Out of our total wireless customer net additions, 80.0% were pre-paid, compared with 89.0% in the prior quarter. We believe that this is a short term shift as pre-paid customers were most effected by the increased vigilance on customer verification.

ARPU, Minutes of Use, Revenue per Minute, Non-voice Revenue

Our overall wireless ARPU in the quarter ended June 30, 2006 was Rs 379, the same level as the prior quarter. We were able to maintain ARPU through continuously offering innovative schemes that best suit the needs of all customer segments, coupled with transparent, value for money tariffs.

Our overall wireless net ARPU (after deducting license fees and access charges) increased to Rs 259 from Rs 226. This reflects changes consequent on the transition from a fixed rate per minute to a revenue share based regime for all wireless access deficit charges and the lowering of long distance carriage charges.

The blended monthly minutes of use across our wireless customer base in the quarter ended June 30, 2006 decreased to 491 minutes per customer from 532 minutes per customer. This effect was due to the re-balancing of the unlimited on-net schemes. The reduction in lower yielding traffic released capacity for new customers in areas of high growth which we can serve at no incremental investment cost. We continue to offer an array of unique schemes which appeal to customers with high usage requirements and to capitalize on the community of Reliance customers with innovative on-net schemes.

Revenue per minute averaged Rs 0.77, a significant increase of 8.5% compared with the prior quarter. The increase in revenue per minute reflects the success of our strategy to improve yield and investment returns.

Users of our wireless multimedia services increased to 7.9 million in June 2006 from 6.4 million in March 2006, continuing the strong upward trend in usage of these services by our customers. We currently have an installed base of over 15 million multimedia enabled handsets which we can serve over the Reliance Mobile World platform at no incremental upgrade cost for either the customer or ourselves.

Non-voice revenue remained at a similar proportion of overall wireless revenue (6.2%), with new customers tending initially to use mainly voice services.

Revenues, Net Revenues, EBITDA, EBIT

Revenues for the quarter ended June 30, 2006 were Rs 24,320 million, an increase of 14.7% over the prior quarter.

With effect from March 1, 2006, the Telecom Regulatory Authority of India ("TRAI") revised the basis for determining access deficit charges for most categories of domestic calls from a fixed charge of Rs 0.3 per minute to 1.5% of adjusted gross revenue. This change in basis of charging is reflected in our net revenues from that date. Net revenues for the quarter ended June 30, 2006, which reflect a full quarter of the new charging basis, were Rs 16,544 million, an increase of 30.8% over the prior quarter. EBITDA during the quarter was Rs 8,746 million, growth of 15.5% over the prior quarter. The EBITDA margin improved to 36.0% from 35.7%. EBIT during the quarter was Rs 5,144 million, growth of 28.6% over the prior quarter.

Capital Expenditure

The cumulative investment in our wireless business to June 30, 2006 has been Rs 155,117 million. Investment in the quarter ended June 30, 2006 was Rs 8,529 million. Our investment was focused on installation of additional capacity within existing coverage areas, including a significant expansion of our GSM capacity.

4.2.3. Global Segment

<u>ILD/NLD Minutes of Use, Net LD Revenue per Minute</u>

ILD minutes of use in the quarter ended June 30, 2006 totalled 1,214 million minutes, growth of 2.2% over the prior quarter.

In an increasingly competitive wholesale ILD market, we maintained our leadership with a market share of over 40%. While continuing to grow the business, our focus has been on containing the reduction in inbound settlement rates and enhancing margins. We are also increasing our presence in the ILD transit segment.

In the retail ILD market, we continued to experience strong growth in our overseas Reliance India*Call* franchise. Active customers have now crossed the 600,000 threshold. We have introduced an enterprise product based on the Reliance India*Call* platform and have soft launched Reliance World*Call* in the United States for calls to international destinations. We will be expanding the virtual calling card service to several new countries where there are significant non-resident Indian populations in the current and next quarter.

NLD minutes of use in the quarter ended June 30, 2006 totalled 3,085 million minutes, an increase of 12.0% over the prior quarter. In addition to growth from customers of our Wireless and Broadband segments, we have increased the proportion of our overall traffic from external wholesale customers. We have also enhanced margins by the deployment of new NLD points of interconnect, increasing the proportion of carriage on our own network.

With effect from March 1, 2006, the TRAI revised NLD carriage charges from fixed rates for calls of varying distance to a ceiling rate of Rs 0.65 per minute for all NLD carriage independent of distance. At the same time, the TRAI significantly reduced the fixed per minute rates of access deficit charge on incoming and outgoing ILD traffic. The benefit of these reductions has been passed on to our customers in terms of lower pricing.

The quarter ended June 30, 2006, was the first full quarter since these revised charges took effect. At the gross revenue level, our average long distance revenue per minute for NLD and ILD traffic in aggregate has fallen significantly. However, at the net revenue level, we have been able to contain the fall. Our average net long distance revenue per minute for ILD and NLD traffic in aggregate was Rs 0.67 in the quarter ended June 30, 2006, compared with Rs 0.77 in the quarter ended March 31, 2006 and Rs 0.69 in the quarter ended December 31, 2005.

IRUs, Leased Circuits, Internet Bandwidth, Managed Data Services

New contract values for sales of Indefeasible Rights of Use ("IRU") by FLAG once again reached a record level in the quarter ended June 30, 2006. We continued winning major long term contracts, including notable multi-gigabyte capacity sales to Deutsche Telekom in the trans-Atlantic segment and China Netcom in the trans-Pacific segment.

FALCON achieved significant success in completing presales to most of its landing partners. The FALCON cable is undergoing final acceptance tests and is on track for full commissioning during the current quarter.

Strategic initiatives to leverage our carrier customer relationships to sell increased leased circuits, internet bandwidth and managed data services to enterprises globally contributed to revenue growth.

During the quarter, the International Court of Arbitration has decided, in favour of the Company and against Videsh Sanchar Nigam Limited ("VSNL"), the arbitration relating to FLAG's right to upgrade the capacity in India on FLAG Europe-Asia cable. As a result, FLAG's capacity for international traffic from India will be enhanced immediately by 140 gigabytes. FLAG also has the right to equip capacity to any level.

The global network operating centre for the FLAG cable systems has been successfully transferred from London to our network operating centre at Navi Mumbai, India.

Revenues, Net Revenues, EBITDA, EBIT

Revenues for the quarter ended June 30, 2006 were Rs 12,340 million, a decrease of 12.8% compared with the prior quarter. However, net revenues for the quarter ended March 31, 2006 were Rs 7,174 million, in-line with the prior quarter. Net revenues from long distance voice registered a slight decline, which was offset by an increase in data revenues.

EBITDA during the quarter was Rs 2,842 million, growth of 7.8% over the prior quarter. The EBITDA margin was 23.0%, compared with 18.6% in the prior quarter, primarily due to a higher proportion of data relative to voice in our overall revenues and EBITDA.

EBIT grew by 14.7% to Rs 1,554 million.

Capital Expenditure

The cumulative investment in this business to June 30, 2006 has been Rs 80,155 million. Investment in the quarter ended June 30, 2006 was Rs 6,732, mainly towards the construction of FALCON which will be commissioned shortly.

4.2.4. Broadband Segment

Towns Active, Buildings Connected, Access Lines, ARPL

Our broadband operations continued to focus on directly connecting buildings in the top 30 cities in India. The number of buildings on-net increased to 180,759 from 101,741 at the end of the prior quarter, growth of 77% in building connections. We have geared up our construction activity, leveraging the existing optic fibre in the ground, to accelerate the roll out.

The number of access lines increased to 322,000 from 256,000 at the end of the prior quarter. The take up rate for our services has been consistently strong in the quarters following the activation of each building on-net.

With our comprehensive product portfolio, we made further in-roads into key accounts, both as first time and repeat order customers, and in broadening our SME customer base. There has been significant growth in our order book. We maintained our leadership in VPN, Centrex and IDC products.

Broadband segment revenues divided by the number of access lines (ARPL) decreased slightly to Rs 2,618 from Rs 2,742 in the prior quarter. As our broadband business is currently mainly serving enterprises, the revenue per line reflects the total portfolio of services and solutions that we are delivering to our customers.

We are continuing with our trials of IPTV at over 10,000 premises.

Revenues, Net Revenues, EBITDA, EBIT

Revenues for the quarter ended June 30, 2006 were Rs 2,271 million, an increase of 16.6% over the prior quarter. Net revenues for the quarter ended March 31, 2006 were Rs 1,872 million, an increase of 11.1% over the prior quarter. Revenues were earned predominantly from large and medium sized enterprise customers.

EBITDA during the quarter was Rs 882 million, growth of 45.5% over the prior quarter. The EBITDA margin was 38.8%, compared with 31.1%, as profitability of the business improved following the incurrence of start-up costs.

EBIT grew by 114% to Rs 518 million.

Capital Expenditure

The cumulative investment in this business to June 30, 2006 has been Rs 26,022 million. Investment in the quarter ended June 30, 2006 was Rs 522 million.

5. Basis of Presentation of Financial Statements

5.1. Reporting Periods

The financial year end of Reliance Communications Limited ("RCOM" or "the Company") is March 31. Each financial year ("FY") is referred to by the calendar year in which the particular financial year end occurs.

The financial year end of the Company was previously December 31. In respect of the year ended December 31, 2005, the financial year was a 9 month period commencing April 1, 2005 and ending December 31, 2005. In respect of the financial year ending March 31, 2007, the financial year will be a 15 month period commencing January 1, 2006.

5.2. Statutory Financial Statements

Pursuant to a scheme of arrangement, the telecommunications undertakings of Reliance Industries Limited ("RIL") were demerged and vested in the Company, effective December 21, 2005.

The telecommunications undertakings of RIL vested in the Company comprised, inter-alia, investments in three principal operating companies, as under:

Principal Operating Company	Equity Shareholding
Reliance Infocomm Limited ("RIC")	45.34%
Reliance Communications Infrastructure Limited ("RCIL")	45.00%
Reliance Telecom Limited ("RTL")	35.60%

Note: In addition, RCIL holds 45.71% of RIC. 100% of the preference shares of RTL were also vested in RCOM. The balance of the equity shareholdings in RIC, RCIL, and RTL are owned by the Promoters of RCOM.

As presently constituted, the Company has no subsidiaries. Accordingly, there is no legal obligation to prepare consolidated accounts. The statutory financial statements of RCOM are standalone company accounts.

The Company's main source of income presently will be the return from its investments in RIC, RCIL, and RTL.

5.3. Proforma Financial Statements

5.3.1. The Company and its Affiliates

As described in Section 5.2 above, the Company presently has no subsidiaries and its main source of income will be the return from its investments in RIC, RCIL, and RTL.

So long as this is the case, the Company, as a measure of transparency and good corporate governance in the interests of its over 2 million shareholders, will on an on-going basis endeavour to make disclosures as regards material developments of RIC, RCIL, and RTL.

Consistent with this commitment, proforma financial statements for RCOM have been prepared on the assumption that RIC, RCIL, and RTL, together with their respective subsidiaries, are 100% owned direct or indirect subsidiaries of the Company.

Pursuant to a corporate reorganization approved by the Board of the Company on March 12, 2006, appropriate actions have been initiated to merge fully RIC with RCOM and to convert RCIL and RTL to 100% owned direct subsidiaries of RCOM. Once the process is complete, the proposed corporate reorganization will take effect retrospectively from March 31, 2006.

5.3.2. Proforma Consolidated Accounts

The unaudited proforma consolidated financial results of the Company have been prepared on proforma basis, following the principles of Indian GAAP, as prescribed by The Institute of Chartered Accountants of India, from time to time.

The proforma basis assumes implementation of the corporate reorganization as described in Section 4.1.2 above. The unaudited proforma consolidated financial results of the Company are stated in this report as if the corporate reorganization had been in effect throughout the periods covered by this report.

RIC, RCIL and RTL are not subsidiaries of RCOM as of June 30, 2006 and there is no legal requirement for the preparation of consolidated accounts. The proforma basis is presented solely to facilitate understanding and to reflect the full value of RCOM.

5.3.3. Revenues

Revenues of the Company have been reported in the following manner:

- Consolidated Revenues and Segment Gross Revenues

  Proforma consolidated revenues of the Company have been classified as "Services and Sales" revenue. This represents revenues earned from the provision of services and from the sale of network infrastructure on an IRU basis. Services and Sales revenue excludes revenue from the sale of equipment as described in Section 5.3.6 below.

  For the purposes of business segment reporting, revenues have been classified under three segments namely "Wireless", "Global", and "Broadband". The lines of business included in each segment and the basis of segment revenue reporting is described in Section 5.4 below. Revenue earned from operating activities not included in these segments (as defined) is shown as "Other Income" under "Others" in the segment analysis.

- Elimination of Inter Segment Revenues

  Revenues for each business segment are reported at gross level where inter segment revenue is also included. Hence, revenue of one segment, from inter segment source, is reported as the expense of the related segment. Elimination takes place in determining proforma consolidated revenues for the Company.

  For the purpose of determining transfer pricing between segments, open market wholesale rates for comparable services or, where applicable, rates stipulated by the regulatory authorities have been adopted.

5.3.4. Net Revenues by Segment

"Net Revenues" represent revenues earned less direct variable operating expenses in the nature of: (1) access deficit charges (ADC), revenue share (including levies for Universal Service Obligation), and spectrum fees (referred to collectively as "License Fees"); and (2) charges for access, carriage, interconnection, and termination (referred to collectively as "Access Charges").

Expenses included under License Fees are currently incurred either as a percentage of adjusted gross revenue or as a fixed cost per minute of telecommunications traffic. Expenses included under Access Charges are currently incurred either at rates stipulated by the regulatory authorities on the basis of percentage of revenue or on the basis of fixed or ceiling cost per minute, or are determined by commercial negotiation with other carriers or between our business segments.

License Fees and Access Charges are disclosed in aggregate as part of the classification of "Operating Expenses" in the proforma consolidated statement of operations. Net Revenues are reported for each business segment.

5.3.5. Operating Expenses

Operating expenses of the Company have been reported in the following manner:

- Consolidated and Segment Gross Operating Expenses

  Proforma consolidated operating expenses of the Company have been classified under four categories of costs, namely "License Fees and Access Charges", "Network Operations", "Employees", and "Selling, General, & Administrative".

- Elimination of Inter Segment Expenses

  Principles, as stated in 5.3.3 (b) above, have been followed for reporting gross operating expenses of each segment and elimination of such expenses in determining proforma consolidated EBITDA for the Company.

5.3.6. Equipment Sales (Net of Costs)

The Company is engaged in the marketing and distribution of end user telecom equipment, predominantly consisting of wireless handsets and accessories. This activity is carried out as part of our overall strategy for the wireless business.

Equipment sales, net of costs related to such equipment, are grouped in "SG&A" under "Operating Expenses" in the proforma consolidated results of operations.

Equipment sales, net of costs, are grouped in "Other Expenses" under "Others" for the purposes of segment reporting.

5.4. <u>Composition of Segments</u>

Financial performance of the Company has been reported under the following three business segments:

- Wireless
- Global
- Broadband

Financial results by segment include all products and services covered by the individual segment as described below. Operating activities not included in the segments (as defined below) are grouped under "Others".

5.4.1. Wireless

The Wireless segment functions in a retail mode. Wireless services are offered on both CDMA and GSM technology platforms. Wireless services consist mainly of the following:

- Mobile services for individuals and corporate customers, including local and long distance voice, messaging, wireless internet access, wireless multimedia and value added services. Services are offered on both pre-paid and post paid bases.

- Fixed wireless phone and terminal services are mainly for residential and SME customers, including local and long distance voice, messaging, wireless internet access, wireless multimedia, wireless data VPN, and value added services. Services are offered on both pre-paid and post paid bases.

- Public calling offices and coin collection boxes for local and long distance voice using fixed wireless phones and terminals. Service is provided to independent retail operators of such facilities on a pre-paid basis.

Assets allocated to this business segment include: radio equipment (base trans-receiver stations (BTSs), microwave towers, antennas, mobile switching centres (MSCs), and related electronics, software and systems for operations); intra-city access networks (ducts and optical fibre) other than in 29 Metro cities; utilities, servers, customer premises equipment, and license fees.

5.4.2. Global

The global segment functions in a wholesale mode, except for the provision of virtual calling card services. It provides the following services to the wireless and broadband segments of RCOM on an inter segment basis and to other telecom companies (on a carrier's carrier basis) and enterprises in India and across the globe:

- National inter-circle (NLD) carriage services for voice, data, and internet.

- International long distance (ILD) carriage services for voice, data, and internet.

- IRUs and leased circuits for international voice and data connectivity through submarine cable systems, together with cable restoration and maintenance services.

- International managed data services, including IP-VPN.

- Virtual calling card services provided by overseas operating units in USA, UK and Canada in a retail mode to individual customers.

Intra segment revenues between the NLD and ILD product groups and FLAG are eliminated within the segment.

NLD and ILD assets are allocated to this segment. NLD assets include: transport equipment and electronics; transmission networks (ducts and optical fibre) connecting various Media Convergence Nodes (MCNs) across all circles; buildings, utilities, and license fees. ILD assets include: dedicated ports and switches, electronics, infrastructure at various points of presence and other cable systems not owned and operated by the Company. In addition, the submarine cable systems, cable landing stations, switching equipment for PoPs and associated facilities of FLAG (which includes the FALCON cable system), are included in this segment.

5.4.3. Broadband

All services provided through wireline connections and involving the provision of IT infrastructure are covered under this segment. Services are provided across various customer groups including residential, SMEs, and large corporates. Products and services include the following:

- Voice Products: E1 DID, Centrex, PBX trunks, audio conferencing, and fixed line phones.

- Data products: VPN, leased lines, IPLCs, Ethernet, video conferencing, internet data centre (IDC) services (including managed hosting, applications, storage, and disaster recovery), and broadband internet.

Assets allocated to this segment include: in-building wiring and building access networks from building access nodes in all locations where active; intra-city access networks (ducts and optical fibre) in 29 Metro cities; internet data centres; digital loop carriers (DLC), routers, modems and related electronics; customer premises equipment (CPE) and license fees.

5.4.4. Others

Others comprises operating activities not included in the segments as defined above. These activities include retailing (Reliance World), property leasing, investments, and equipment distribution and marketing.

As described in Section 5.3.6 above, equipment sales are stated net of costs and grouped under "Other expenses". Other expenses also include unallocated corporate expenses.

Assets shown under Others mainly comprise properties owned by the Company, including the Dhirubhai Ambani Knowledge City, and property and fittings (including electronics for video-conferencing and other digital sevices) used by Reliance World retail outlets.

6. Proforma Financial Statements

Unaudited proforma financial results for the quarter ended June 30, 2006 as per Indian GAAP. The previous quarter figures have been regrouped and reclassified, wherever required. An explanation of the basis of presentation is set out in Section 5. In the tables below, "Qtr ended 30/6/06" refers to the three month period ended June 30, 2006 and "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006.

6.1. Proforma Consolidated Results of Operations

(Rs Million, except ratios)

Particulars	Qtr ended 31/3/06	Qtr ended 30/6/06
Total revenues	29,704	32,501
Services and sales	29,704	32,501
Total operating expenses	19,228	20,439
License fees and access charges	10,291	9,286
Network operations	3,349	3,816
Employees	1,824	2,157
SG&A (note 1)	3,764	5,180
EBITDA before extraordinary item	10,476	12,062
Finance charges (net) (note 1)	479	999
Depreciation / amortization	5,457	5,514
Profit before tax and extraordinary item	4,541	5,549
Extraordinary item (note 2)	374	150
Profit before tax	4,167	5,399
Provision for tax	137	272
Net profit after tax	4,029	5,127
Ratios		
EBITDA margin (%)	*35.3%*	*37.1%*
Net profit margin (%)	*13.6%*	*15.8%*

Notes to the Proforma Consolidated Results of Operations

1. Foreign exchange adjustments, which were previously grouped and classified as part of "SG&A", are now grouped with net interest and classified as "Finance charges". Corresponding adjustments have been made to the grouping and classification in the quarter ended March 31, 2006.

2. Regulatory authorities may require verification or re-verification of all wireless customers. The company estimates the cost of such an exercise in a full year at Rs 600 million and accordingly on a conservative basis an amount of Rs 150 million has been provided in the quarter ended June 30, 2006 so as to meet the costs of any such exercise. The extraordinary item of Rs 374 million in the quarter ended March 31, 2006 related to employee restructuring costs.

6.2. Proforma Consolidated Balance Sheet

(Rs Million)

Particulars	As at 30/6/06
ASSETS	
Current assets	
Inventories	3,982
Debtors	17,271
Other current assets	1,547
Loans and advances (note 1)	21,459
Total current assets (note 2)	**44,259**
Fixed assets	
Gross block	234,730
Less: Depreciation	53,299
Net block	181,431
Capital work-in-progress	40,733
Goodwill	2,308
Total fixed assets	**224,472**
Investments	129
Total assets	**268,860**
LIABILITIES AND STOCKHOLDERS EQUITY	
Stockholders equity	
Share capital	10,223
Reserves and surplus	112,032
Total stockholders equity	**122,255**
Minority interest	99
Current liabilities and provisions	
Current liabilities (note 3)	102,320
Provisions	19,776
Total current liabilities and provisions	**122,096**
Debt	
Secured loans	
Foreign currency loans	22,504
Rupee loans	49,470
Unsecured loans	47,101
Less: Cash and cash equivalents (note 2)	94,665
Net debt	**24,410**
Total stockholders equity and liabilities	**268,860**

Notes to the Proforma Consolidated Balance Sheet

1. Loans and advances includes: advances in cash or kind or for value to be received (net of provision) of Rs 10,699 million and deposits of Rs 10,719 million.

2. Total current assets excludes cash and cash equivalents, which are netted against debt for presentation purposes. Cash and cash equivalents includes short term investments, cash and bank balances, including fixed deposits.

3. Current liabilities includes: advances from customers and deferred revenue of Rs 30,654, sundry creditors of Rs 36,787 million, buyers credit of Rs 15,728 million, and other categories of liabilities totaling Rs 19,151 million.

6.3. Proforma Consolidated Statement of Cash Flows

(Rs Million)

Particulars		Qtr ended 31/3/06	Qtr ended 30/6/06
Cash flows from operating activities:			
Net profit/(loss)	A	4,029	5,127
Add: Non cash/non operating items	B	5,874	6,906
Depreciation and amortization		5,457	5,514
Provision for doubtful debts		(305)	247
Finance charges (net)		479	999
(Profit)/loss on sale of assets/investments		(268)	(276)
Tax expense/(income)		137	272
Extraordinary items		374	150
Cash generated from operations before working capital changes	A+B	9,903	12,033
(Increase)/decrease in working capital		2,187	4,189
Cash generated from operations		12,090	16,222
Tax paid		(205)	(746)
Net cash provided/used by/in operating activities	C	11,885	15,476
Cash flows from investing activities:			
(Purchase)/sale of property/plant/equipment		(12,428)	(11,081)
(Purchase)/sale of investments		268	276
Finance charges (net)		(422)	157
Net cash provided/used by/in investing activities	D	(12,582)	(10,648)
Cash flows from financing activities:			
Increase/(decrease) in borrowings		(26,144)	29,799
Net cash provided/used by/in financing activities	E	(26,144)	29,799
Cash and cash equivalents:			
Beginning of the period	F	86,879	60,038
End of the period	C+D+E+F	60,038	94,665

7. Accounting Policies

Set out below are the significant accounting policies to the Proforma Consolidated Statement of Operations and the Proforma Consolidated Balance Sheet.

7.1. Principles of Consolidation

The Company holds less than 50% of paid-up equity shares of each of its key investee companies, namely Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, and Reliance Telecom Limited (together referred to as "Investee Companies"). The Company does not have any subsidiary as at June 30, 2006. Consequently, the Company is not required to prepare consolidated financial statements in terms of the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India.

The Board of Directors of the Company at its meeting on March 12, 2006 approved a Scheme of Amalgamation and Arrangement (SoAA) for inter alia the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercials Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited with the Company and respective shareholders and creditors. The SoAA has been approved by the Hon'ble High Court of Gujarat and the Hon'ble High Court of Judicature at Bombay. Upon effectiveness of the SoAA and allotment of equity shares of the Company as per the SoAA, the equity share capital of the Company will stand increased to 2,044,614,990 shares of Rs 5 each fully paid-up and Reliance Communications Infrastructure Limited, Reliance Telecom Limited as also Flag Telecom Group Limited, inter alia, will become wholly owned subsidiaries of the Company.

The proforma unaudited consolidated financial results contained in this report are prepared in terms of the abovesaid SoAA as if it was effective from April 1, 2005. Accordingly, and in order to enable investors to take a holistic view of the business carried on by the Company and its key investee companies, the accounts of the Company have been recast by consolidating (even though such consolidation is not required) the accounts of the investee companies for the quarter ended June 30, 2006 by adopting on a mutatis mutandis basis the provisions of AS 21 and AS 23 relating to Consolidation of Financial Statements issued by The Institute of Chartered Accountants of India.

7.2. Other Significant Accounting Policies

7.2.1. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

7.2.2. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known/materialized.

7.2.3. Fixed Assets

- Fixed assets are stated at cost net of CENVAT less accumulated depreciation, amortization and impairment loss, if any.

- All costs including financing cost until commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalized.

- Expenses incurred relating to projects prior to commencement of commercial operation are considered as project development expenditure and shown under capital work-in-progress.

- In respect of operating leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the AS 19 issued by The Institute of Chartered Accountants of India, except for rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalized.

- In respect of finance leases, the lower of the fair value of the assets and present value of the minimum lease rentals is capitalized as fixed assets with corresponding amount shown as liabilities for leased assets in compliance with the provisions of the AS 19 issued by The Institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognized as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalized.

- Entry fees paid for telecom licenses and indefeasible right of connectivity are stated at cost for acquiring the same less accumulated amortization. These, being intangible assets, are classified as fixed assets.

7.2.4. Depreciation / Amortization

- Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in cases of cable systems, telecom electronic equipment, customer premises equipment and certain other assets for which useful life has been considered based on technical estimation.

- Depreciation on assets taken on finance lease is provided over the remaining period of lease from the commencement of commercial operations.

- Leasehold land is depreciated over the period of the lease term.

- Intangible assets, namely entry fees for telecom licenses and indefeasible right of connectivity are amortized equally over the balance period of licenses or indefeasible rights from the date of commencement of commercial services or acquisition.

- The depreciation schedule for various classes of assets is as follows:

Asset Class	Period (Years)
Leasehold Land	Over the lease period
Building	30 & 60
Plant and Machinery	10-20
Furniture and Fixture	15
Office Equipment	20
Vehicles	10

7.2.5. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

7.2.6. Investments

Investments are classified into long term and current investments. Investments which are intended to be held for more than one year are classified as long term investments and investments which are intended to be held for less than one year, are classified as current investments.

Current investments are carried at lower of cost and quoted/fair value, computed category wise. Long term investments are stated at cost. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

7.2.7. Inventories

Inventories are valued at lower of cost or net realizable value. Cost of communication devices and accessories and stores and spares are determined on weighted average basis, or net realizable value whichever is less.

7.2.8. Employee Retirement Benefits

Gratuity and leave encashment liability are provided for based on actuarial valuation done at the year end while Company's contributions towards provident fund and superannuation fund are provided on actual contribution basis in accordance with the related stipulation.

7.2.9. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of such assets up to the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognized as expense in the year in which they are incurred.

7.2.10. Foreign Currency Transactions

- Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.
- Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the year end rate and the rate on the date of the contract is recognized as exchange difference and the premium paid on forward contracts has been recognized over the life of the contract.
- Non monetary foreign currency items are carried at cost.
- Any income or expense on account of exchange difference either on settlement or on translation is recognized in the profit and loss account, except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

7.2.11. Revenue Recognition

Revenue (income) is recognized as and when the services are performed on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

7.2.12. Provision for Doubtful Debts

Provision is made in the accounts for doubtful debts in cases where the management considers the debts to be doubtful of recovery.

7.2.13. Miscellaneous Expenditure

Miscellaneous expenses are charged to profit and loss account as and when they are incurred.

7.2.14. Taxes on Income

Provision for income tax is made on the basis of estimated taxable income for the year at current rates. Tax expenses comprise both current tax and deferred tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of income tax payable/recoverable in respect of the taxable income/loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

7.2.15. Government Grants

Subsidies provided by Government for providing telecom services in rural areas are netted off against related expenses.

7.2.16. Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognized but are disclosed in the notes. Contingent assets are neither recognized nor disclosed in the financial statements.

8. Glossary

Key Performance Indicators and Financial Terms

Wireless Segment	
Wireless market share	Total wireless customers (CDMA Mobile + GSM Mobile + FWP + PCO), at the end of the relevant period, divided by All India wireless customers, at the end of the same period. All India Wireless customer numbers are sourced from industry reports.
Market share of wireless net adds	Wireless customer net additions during the relevant period, divided by All India wireless customer net additions during the same period.
Wireless ARPU	Computed by dividing total wireless revenue for the relevant period by average customers; and dividing the result by the number of months in the relevant period.
Wireless net ARPU	Computed by dividing net wireless revenue for the relevant period by average customers; and dividing the result by the number of months in the relevant period.
Wireless churn	Computed by taking average monthly wireless disconnections divided by average monthly subscriber base in the relevant period. Churn is expressed as a percentage.
Total wireless minutes of use (MoU)	Sum of all incoming and outgoing minutes used on the wireless access network by all customers in aggregate.
Wireless MoU per customer per month	Total wireless MoU divided by average number of wireless customers on the network in the relevant period. The result is expressed as the average per customer per month.
Wireless revenue per minute (RPM)	Wireless ARPU divided by the average wireless MoU per customer per month.
SMS revenue (% of ARPU)	Comprises both charges for customer to customer messaging services and for applications accessed by customers over the SMS platform. SMS revenue is divided by wireless revenue, and expressed as a percentage of ARPU.
Non-voice revenue (% of ARPU)	Comprises SMS revenue, charges for applications accessed by customers over the wireless multimedia platform, wireless internet access services, wireless data VPN, and other value added services. Non-voice revenue is divided by wireless segment revenue, and expressed as a percentage of ARPU.
Wireless multimedia users	The number of unique wireless customers who have accessed applications over the wireless multimedia platform in the last month of a given quarter.
Wireless internet users	Average number of unique wireless customers who have used wireless internet access services during a given quarter.

Global Segment	
ILD minutes	Total of incoming and outgoing international long distance minutes to/from India carried by the Global business.
NLD minutes	Total of national long distance minutes carried by the Global business. Note: NLD minutes include the domestic carriage of ILD minutes where applicable in accordance with TRAI accounting stipulations.
LD net revenue per minute	Computed by dividing the net revenue of the Global business earned from ILD and NLD voice services for the relevant period by the total ILD and NLD minutes in aggregate during the relevant period.

Broadband Segment	
Buildings directly connected	The number of buildings directly connected to RCOM's own network (either by wireline, fibre optic, or other fixed access technologies) at the end of the relevant period.
Access lines	Number of narrowband and broadband voice and data access lines in use.
ARPL	ARPL (average revenue per line) is computed by dividing total Broadband business revenue by the average number of access lines in use during the relevant period; and dividing the result by the number of months in the relevant period.

Financial Terms	
Net revenue	Total revenue less (1) charges for access deficit, USO levy, revenue share and spectrum fees (referred to as "License Fees") and (2) charges for access, carriage, interconnection and termination (referred to as "Access Charges").
Adjusted gross revenue	Revenues of licensed operations less interconnection and others costs as defined and allowed by the Telecom Regulatory Authority of India.
Cash profit from operations	Is defined as the sum of profit after tax, depreciation and amortization.
Investment in projects	Investment in projects comprises net fixed assets, intangible assets, capital work-in-progress, and one time entry fee paid unamortized.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

May 29, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 "F" Street, N.E.
Washington, D.C. 20549

Dear Mr. Dudek:

This is further to our earlier letter submitted and filed with your office on April 13, 2006.

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Communication Ventures Limited, a company incorporated under the laws of India ("RCVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RCVL among others, RIL disposed of its telecommunications business interests to RCVL. RCVL was incorporated on July 15, 2004. In July 2005, RCVL was selected as a Special Purpose Vehicle ("SPV"), specifically for purposes of completing the Scheme. The Scheme was approved by the Bombay High Court in the latter part of 2005.

Prior to January 27, 2006, the RCVL SPV was a wholly-owned subsidiary of RIL and had no U.S. shareholders or any other shareholder except for RIL, a company incorporated under the laws of India. Prior to January 27, 2006, RCVL had no operations or material assets. Pursuant to the Scheme, RCVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RCVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RCVL in the same proportion and manner that such shareholders held shares in RIL. RCVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on March 6, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, 592 shareholders have registered addresses in the US. We believe that such 592 shareholders having registered addresses in the U.S. have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and were therefore entitled to receive RCVL shares pursuant to the Scheme. In accordance with the Scheme, RCVL has issued its shares *pro rata* to such shareholders based on their ownership of RIL (in certificated form or in book entry system, as the case may be).

RCVL's last fiscal year ended on December 31, 2005. RCVL's current fiscal year commenced on January 1, 2006 and has been scheduled and declared to close on March 31, 2007.

RCVL has timely submitted this application for an exemption pursuant to Rule 12g3-2(b). Rule 12g3-2(b)(2) states: *The information required to be furnished under paragraphs (b)(1)(i) and (b)(1)(ii) of this section shall be furnished on or before the date on which a registration statement under section 12(g) of the Act would otherwise be required to be filed.* Turning to Section 12(g), it states that a registration statement covering a security is due to be filed *within one hundred and twenty days after the last day of its first fiscal year ended after two years from the effective date of this subsection on which the issuer has total assets exceeding $1,000,000 and a class of equity security*

(other than an exempted security) held of record by five hundred or more...persons. See Section 12(g)(1)(B).

As of fiscal year end December 31, 2005, RCVL had only one shareholder, *i.e.*, RIL and no U.S. shareholders. It was only upon the record date, *i.e.*, January 27, 2006, that for the first time in its corporate history, RCVL met the said two criteria set out in Section 12(g), *i.e.*, it had 592 U.S. shareholders and had met the applicable asset threshold. Therefore, RCVL must file for an exemption within 120 days of the end of the current fiscal year. The current fiscal year for RCVL is scheduled to end on March 31, 2007 and accordingly, the exemption must be filed within 120 days of March 31, 2007, *i.e.*, July 29, 2007.

Clearly, RCVL has by virtue of the original letter and the attendant submissions applied for an exemption well in advance of the required date of July 29, 2007. Indeed, RCVL filed its request for an exemption with the SEC on April 13, 2006.

The list set forth in "Exhibit A" contains the material information that RCVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have already submitted to your office communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RCVL since January 1, 2006.

We will furnish to the SEC on an ongoing basis the information listed in "Exhibit A" promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, RCVL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of RCVL equity shares, par value rupees 5.00 per share (the "Equity Shares"), currently resident in the U.S. is 592. Pursuant to the Scheme, such U.S. residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by RCVL in the U.S.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by RCVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours,

For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

RELIANCE COMMUNICATION VENTURES LIMITED

Copy to: Yusuf Safdari
Greenberg Traurig, LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Exhibit "A" (Letter dated 03.04.2006)

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	Notice to Shareholders seeking approval by way of Postal Ballot	Annexure - 1
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	No Event	

RELIANCE COMMUNICATION VENTURES LIMITED

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	No Event	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	No Event	
8.	Exchange Listing Rules (clause 35)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchanges	Promptly	a. Intimation of key changes b. Announcement for proforma consolidated Q3 financials c. Intimation for completion of listing on Bombay Stock Exchange and National Stock Exchange d. Intimation of the Board meeting to consider Reorganisation of Reliance Communication Group e. Intimation regarding the Board decision to approve the Amalgamation of various companies f. Intimation of approval of resolutions by shareholders through postal ballot	Annexure - 2(a) to (f)
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Com. Sec.	Stock Exchanges	Within 30 days of the end of each half year	No Event	

Reliance Communication Ventures Limited

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on compliance with the corporate governance guidelines	Stock Exchange	Within 15 days from the close of the quarter	No event	
11	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in the Board of Directors	Annexure -3
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	No Event	
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	All stock exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	No Event	Annexure 4 (i) & 4 (ii)
14	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	All stock exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	Annexure 5
15.	Secretarial Audit in accordance with SEBI circular No.	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be	Stock Exchange	Within 30 days of the close of quarter	No Event	

COMMUNICATION VENTURES LIMITED

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
	D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	held under electronic mode vis a vis the total capital				

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA (ltr dt. 13.04.06)

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement	Corporate Governance compliance report under Clause 49	Stock Exchanges	15 days from the end of the quarter	Copy of the letter dated 11.04.06	Annexure -1
2	Stock Exchange Listing Agreement	Shareholding pattern under Clause 35 and free float indices	Stock Exchanges	15 days from the end of the quarter	Copy of the letter dated 13.04.06	Annexure -2

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA (ltr dt.24.04.06)

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement	Secretarial Audit Report	Stock Exchanges	30 days from the end of the quarter	Copy of the letter dated 20.04.06	Annexure -1
2	Stock Exchange Listing Agreement as well as under SEBI (substantial acquisition of shares and takeovers) Regulations, 1997	Disclosure under Regulation 8(3) of SEBI (substantial acquisition of shares and takeovers) Regulations, 1997	Stock Exchanges	30 days from the end of financial year.	Copy of the letter dated 22.04.06	Annexure -2

RELIANCE COMMUNICATION VENTURES LIMITED

3	Stock Exchange Listing Agreement Clause 41	Intimation of date of Board meeting	Stock Exchanges	At least 7 days prior to Board meeting in which quarterly financial results are to be considered	Copy of the letter dated 24.04.06	Annexure -3

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA (Ltr dt.2.05.06)

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement Clause 41	Submission of financial results immediately after meeting of the Board of Directors	Stock Exchanges	Immediately after Board meeting	Copy of the letter dated 30.04.06	Annexure -1
2	Stock Exchange Listing Agreement	Submission of Media release and proforma consolidated unaudited financial results for the quarter ended 31.03.2006	Stock Exchanges	Immediately	Copy of the letter dated 1.05.06	Annexure -2
3	Stock Exchange Listing Agreement	Report on proforma unaudited financial conditions, results of operation and cash flow of the Company for the quarter ended 31.03.2006	Stock Exchanges	Immediately	Copy of the letter dated 2.05.06	Annexure -3

RELIANCE COMMUNICATION VENTURES LIMITED

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

27th May, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 27th May, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules and Regulations, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

May 27, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sirs,

Sub : Limited Review Report for the quarter ended 31st March, 2006

We enclose a copy of the Limited Review Report for the quarter ended 31st March 2006, duly certified by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge receipt of the same.

Thanking You.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

RSM & Co.
Chartered Accountants

Limited Review Report
to the Board of Directors of
Reliance Communication Ventures Limited

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the quarter ended March 31, 2006" ("the Statement") in which are incorporated the results for the quarter ended March 31, 2006 ("interim financial information") of **Reliance Communication Ventures Limited** ('the Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on limited review carried out by us of the interim financial information, nothing has come to our attention that causes us to believe that the Statement prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For RSM & Co.
Chartered Accountants

Vijay N. Bhatt
Partner
Membership No.: F- 36647

Mumbai: April 30, 2006

Reliance Communication Ventures Limited

Reliance - Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter ended 31st March, 2006

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended 31-Mar-06 (Unaudited)	Quarter ended 31-Mar-05 (Unaudited)	Year ended 31-Dec-05 (Nine Months Audited)
1	Income			
	a) Interest	57.22		6.79
	b) Rent Income	4.85		6.47
	c) Other Income	0.49		
	Total Income	62.56		13.26
2	Total expenditure			
	a) Staff cost	0.51		1.11
	b) Advertisement expenses	14.56		-
	c) Postage expenses	3.14		-
	d) Operating, general and other administration expenses	1.69		0.56
	e) Interest	24.69		-
3	Depreciation	2.02		2.74
4	Profit before tax (1-2-3)	15.95		8.85
5	Provision for tax			
	Current tax	0.27		2.57
	Deferred tax	0.51		0.63
6	Net profit after tax (4-5)	15.17		5.65
7	Paid-up share capital			
	Equity shares of Rs.5 each (for 31st March, 2005 Rs. 10 each)	611.57	0.01	0.05
8	Reserves excluding revaluation reserves			14,783.43
9	Earnings Per Share			
	Basic (Rs.)	0.17	-	849.62
	Diluted (Rs.)	0.17	-	0.10

NOTES

1. 122 31 30 422 equity shares of Rs. 5 each fully paid up were allotted on 27th January, 2006 to the shareholders of Reliance Industries Limited (RIL) (except the specified shareholders)and 1 00 000 equity shares of Rs. 5 each fully paid up have been cancelled pursuant to the Scheme of Demerger between the Company with RIL sanctioned by the High Court of Judicature at Bombay.

2. Figures for the current year incorporate the transactions specified in the Scheme of demerger of RIL, which has vested with the Company, and are therefore not comparable with those of the previous year, which is of the period of nine months. This is the first quarterly financial results of the Company since the listing of the equity shares of the Company at Bombay Stock Exchange and the National Stock Exchange of India Limited with effect from 6th march, 2006.

3. Since the Company was in pre-operative stage as at March 31, 2005, profit and loss account was not prepared for that period. Hence the figures relating to the quarter ending March 31, 2005 are also not comparable.

4. The Board of Directors of the Company at its meeting held on March 12, 2006 approved a Scheme of Amalgamation and Arrangement (SoAA) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercials Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited with the Company and respective shareholders and creditors. The proposed Scheme also provides for the demerger of the Network division of Reliance Communication Infrastructure Limited and vesting the same with the Company. The Scheme will be subject to all necessary permissions, sanctions and approvals, including inter-alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities, etc.

5. The Company has made an International offering of Foreign Currency Convertible Bonds (FCCB) for US $ 500 Million having maturity period of 5 years and 1 day and the conversion price will be Rs. 480.68 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. The FCCB will be issued and alloted on May 9, 2006. In the event the FCCBs are fully converted into equity shares, the equity share capital of the Company would increase by approx. 4.62 crore equity shares of Rs. 5 each.

6. Six Complaints were received from the Investors during the quarter, out of which one complaint was resolved. Five Complaints were pending as on March 31, 2006, which have been resolved by April 3, 2006.

7. There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by Institute of Chartered Accountants of India.

8. The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subject to "Limited Review" by the Auditors of the Company for the quarter ended 31st March, 2006.

9. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on April 30, 2006.

Place: Mumbai

Date: 30th April,2006

for Reliance Communication Ventures Limited

Anil D. Ambani
Chairman

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: "H" Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400710, India.
Tel: (+91) 22 – 30386286 Fax L (+91) 22 – 30376622

09th May, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 09th May, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules and Regulations, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/002/May/2006-07

May 09, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sirs,

Sub: **Notice of the Court Convened Meeting and Extraordinary General Meeting of the Equity Shareholders**

We enclose herewith six copies of the Notice dated 28th April 2006 issued to the Members of the Company for the Court Convened Meeting of the Equity Shareholders of the Company at 10.30 a.m and the Notice dated 5th May 2006 issued to the Members of the Company for the Extraordinary General Meeting of the Equity Shareholders of the Company at 12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders of the Company whichever is later, on Saturday, the 3rd June, 2006 at Shri Bhaidas Maganlal Sabhagriha, U-1, Juhu Development Scheme, Vile Parle (West), Mumbai 400 056, to transact the business set out in the notices.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS

Day	:	Saturday
Date	:	3rd June, 2006
Time	:	10.30 a.m.
Venue	:	Shri Bhaidas Maganlal Sabhagriha U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

EXTRAORDINARY GENERAL MEETING OF THE EQUITY SHAREHOLDERS

Day	:	Saturday
Date	:	3rd June, 2006
Time	:	12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders whichever is later
Venue	:	Shri Bhaidas Maganlal Sabhagriha U-1 Juhu Development Scheme Vile Parle (West), Mumbai 400 056.

CONTENTS **PAGE NO.**

RELIANCE COMMUNICATION VENTURES LIMITED

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORIGINAL JURISDICTION

COMPANY APPLICATION NO. 584 OF 2006

In the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956

AND

In the matter of Scheme of Amalgamation and Arrangement of Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors

RELIANCE COMMUNICATION VENTURES LIMITED, a Company incorporated under the Companies Act, 1956 and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. ... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE COMMUNICATION VENTURES LIMITED, THE APPLICANT COMPANY

To,

The Equity Shareholders of Reliance Communication Ventures Limited ("the Applicant Company")

TAKE NOTICE that by an Order made on the 28th April, 2006, in the above Company Application, the Hon'ble High Court of Judicature at Bombay directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 on Saturday, the 3rd June, 2006 at 10.30 a.m., for the purpose of considering and, if thought fit, approving with or without modification(s), the scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited, the Applicant Company and their respective shareholders and creditors (" the Scheme").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 on Saturday, the 3rd June, 2006 at 10.30 a.m., at which place, day, date and time you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, not later than 48 hours before the said meeting.

The Hon'ble Court has appointed Shri M.H. Kania (Former Chief Justice of India), and failing him Shri S.P. Talwar, Director to be the Chairman of the said meeting.

A copy of the Scheme, the Statement under Section 393 of the Companies Act, 1956, Attendance Slip and a Form of Proxy are enclosed.

Sd/-

M.H. Kania

(Former Chief Justice of India)

Chairman appointed for the meeting

Dated: 28th April, 2006.

Registered Office:
'H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.

Notes: 1. All alterations made in the Form of Proxy should be initialled.

2. Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders meeting.

Enclosure: As above

IN THE HIGH COURT OFJUDICATURE AT BOMBAY
ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 584 OF 2006

In the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956;

-AND-

In the matter of Scheme of Amalgamation and Arrangement of Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors.

RELIANCE COMMUNICATION VENTURES LIMITED a Company incorporated under the Companies Act, 1956 and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.	Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 28th April, 2006 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to herein above, a meeting of the Equity Shareholders of the Applicant Company is convened at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 on Saturday, the 3rd June, 2006 at 10.30 a.m., for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation and Arrangement of Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors.

2. BACKGROUND OF THE COMPANIES

2.1. Reliance Communication Ventures Limited

2.1.1. Reliance Communication Ventures Limited (hereinafter referred to as "RCOVL" or "the Transferee Company" or "the Applicant Company" or "the Company") was incorporated on the 15th July, 2004 under the Companies Act, 1956 under the name "Reliance Infrastructure Developers Private Limited". With effect from 25th July, 2005 the Company was converted into a public limited company and the word "Private" was deleted from the name of the Company. Subsequently the name of the Applicant Company was changed to "Reliance Communication Ventures Limited" with effect from 3rd August, 2005.

2.1.2. The Registered Office of the Applicant Company is situated at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710. The Share Capital of RCOVL as on 31st March, 2006 was as under:

Authorised	**Amount Rs. in Crore**
200,00,00,000 Equity Shares of Rs. 5 each	1000.00
100,00,00,000 Unclassified Shares of Rs. 5 each	500.00
TOTAL	**1500.00**
Issued, Subscribed & Paid-up	
122,31,30,422 Equity Shares of Rs. 5 each	611.56
TOTAL	**611.56**

2.1.3. The equity shares of the Applicant Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

2.1.4. The objects of the Applicant Company are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry on any activity as per Section 45 1A of RBI Act, 1934.

b) To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including

all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire- purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

c) To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.

d) To carry on, manage, supervise and control the business of telecommunication, infrastructure, telecommunication system, telecommunication network and telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication service and providing data programmes and data bases for telecommunication.

The Applicant Company is presently engaged in the business of providing telecommunication services through investee companies.

2.2. Reliance Infocomm Limited

2.2.1. Reliance Infocomm Limited ('RIC") was incorporated on the 31st July, 2002 under the Companies Act, 1956 under the name "Reliance Information and Communications Private Limited". With effect from 11th November, 2002 the Company was converted into a public limited company and the word "Private" was deleted from the name of the Company. Name of the Company was changed to "Reliance Infocomm Limited" on 24th December, 2002.

2.2.2. The Registered Office of RIC is situated at Reliance House, Near Mardia Plaza, Off. C. G. Road, Ahmedabad 380 006, Gujarat.

2.2.3. The objects of RIC are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To plan, establish, develop, provide, operate, manage, maintain, deal, supply, take on lease, give on lease, hire or let on hire and to carry on the business of running (whether under license or otherwise) telecommunication infrastructure, telecommunication systems, telecommunication networks and telecommunication services, of all kinds, within India as well as outside India, including but not limited totelephony, telex, wireless, data communication, telematic and other like forms of communication, transmission, emission or reception through the agency of electricity or electromagnetism, or light, or otherwise, of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electromagnetic systems whether or not such signs, signals, writing, images, sound or intelligence have been subjected to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception and of all kinds.

b) To carry on all or any of the businesses of building, developing, maintaining, supplying, operating, managing and dealing in services, facilities and infrastructure for communications of all kinds, within India as well as outside India, such as telephony, data transmission, information technology and video services and facilities which incorporate, use, or are used in conjunction with in connection with or ancillary to telecommunication systems or telecommunication apparatus and equipment and to plan, establish, develop, provide, operate, buy, sell, deal in, take on lease, give on lease, hire, let on hire, franchise and maintain all types of telecommunication services including, telephone exchanges, telegraph offices, coaxial stations, microwave stations, landing stations, repeater stations, telecommunications lines, cables, submarine cables, sub-sea cables, dark fibre, right of way, duct space, towers, bandwidth, or any other equipment, plant, machinery connected with design, development, construction, maintenance and operation of telecommunications services and conveniences, within India as well as outside India, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of these things, and/or to join or partner with any other person and/or company and/ or acquire, takeover any other company or body

corporate or collaborate with any organisation or company or with any Governmental authority in doing any of these things.

c) To design, develop, install, provide, supply, deal, franchise, take on lease, give on lease, hire, let on hire, maintain and operate basic long distance services, cellular and value added telecommunications services, including but not limited to, providing broadband services, Wireless Applications Protocol (WAP)services, ISP services, internet based services, intelligent networks (IN) services, ISDN services, paging services and other value added services, global mobile telecommunications, electronic mail services, e-commerce transactions, globally managed data networks, internet data centers (IDCs), call centers, web-stores, data telecomm networks, virtual private networks (VPNs), video conferencing, international gateway networks, satellite networks, in India as well as outside India, to meet the demands of the customers, or otherwise as being appropriate from time to time either by way of formation of subsidiaries or Joint Venture Partnerships with Indian or Foreign Partners or otherwise.

d) To establish, maintain, develop, conduct, procure, buy, sell, import, export, trade, or otherwise deal in, or to act as service providers of every kind in the fields of engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, financial, accountancy, medical, legal, educational, production, marketing, distribution, materials, personnel, planning, computers, software and software solutions of all kinds, system integration, data processing, multi-media services, direct to home services, entertainment media, cable television services, interactive television services, content for various uses, electronic media, Cellular Mobile Telephone Services (CMTS), National Long Distance Operator Services (NLDO), International Long Distance Operations Services (ILDO), Fixed Telephone Services (FTS), Cable Service Provider, Basic Telephone Services (BTS) with or without the use of Wireless Local Loop (WLL) Technology, VSAT Services, Internet Service Provision (ISP), Global Mobile Personal Communications by Satellite (GMPCS), wireline and wireless systems and other value added services including Paging Services, Radio Paging Service Providers, Public Mobile Radio Trunking Service Provider, DTM, communication methods, telecommunication, basic and cellular telephone, voice mail, internet, electronic mail, data communication services, intranet, internet connectivity, internet telephoning, interconnect and intra-face services, applications like tele-banking, tele-medicine, tele-education, tele-trading, e-commerce, e-governance, e-business and system design, kiosks, management information systems and other types of management including spectrum management, social or other value added services like providing end to end integrated solutions, netserv solutions, network connectivity solutions, cost effective solutions, other allied solutions for data transfer, administrative and effective communication.

e) To carry on the business, buy, sell, deal, take on lease, give on lease, hire, let on hire and otherwise participate in the launching of satellites as well as the provision of all associated services, for communications, Geographical Information Systems (GIS) services, Global Positioning Systems (GPS) services, Satellite Imaging, Remote Sensing for various applications and usage, other commercial use, or otherwise and to promote, seek investment, partner, participate in joint ventures and to invest in such ventures, within India as well as outside India and for similar such projects in the field of telecommunications and to carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems, including videotext, view data and tele-text systems and systems utilising, or utilising in, or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals including but not limited to, data, sounds and visual images, with the aid of, in conjunction with, or in anyway whatsoever utilising computers or similar equipment and computer programs and databases and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with, or ancillary to, systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein.

2.2.4. RIC is a fully integrated telecommunication company offering services that *inter-alia* covers the entire information and communication value chain of infrastructure, services for enterprises, and consumer applications. RIC provides CDMA based mobile services in almost whole of India. RIC also provides enterprise broadband services, International Long Distance services, and National Long Distance services. RIC also provides related value added services like internet surfing, web based applications for entertainment / gaming/ information through its wholly owned subsidiary Reliance Webstores Limited. RIC also owns FLAG Telecom Group Limited, which has submarine cable systems in international waters. FLAG provides services to about 200 global carrier customers and has points of presence in about 28 countries.

2.3. Reliance Communications Infrastructure Limited

2.3.1. Reliance Communications Infrastructure Limited ("RCIL") was incorporated on the 17th July, 1997 under the Companies Act, 1956 in the name of "Sukhkarta Fintrade Private Limited". With effect from 15th February, 1999 the name of company was changed to "Macronet Private Limited". With effect from 3rd November, 2000 the name of company was changed to "Reliance Infocom Private Limited" and the word "Private" was deleted on 4th November, 2000 consequent to change in the status of the Company. Subsequently with effect from 7th March, 2002 the name of the company was changed to "Reliance Communications Infrastructure Limited". With effect from 18th June, 2004 the registered office of the company was transferred from the state of Maharashtra to the state of Gujarat.

2.3.2. The Registered Office of RCIL is situated at Reliance House, Near Mardia Plaza, Off. C. G. Road, Ahmedabad 380 006, Gujarat.

2.3.3. The objects of RCIL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To plan, establish, develop, provide, operate, manage, maintain, deal, supply, take on lease, give on lease, hire or let on hire and to carry on the business of running (whether under license or otherwise) telecommunication infrastructure, telecommunication systems, telecommunication networks and telecommunication services of all kinds, within India as well as outside India, including but not limited to telephony, telex, wireless, data communication, telematic and other like forms of communication, transmission, emission or reception through the agency of electricity or electromagnetism or light, or otherwise of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electromagnetic systems whether or not such signs, signals, writing, images, sound or intelligence have been subjected to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception of all kinds.

b) To carry on all or any of the businesses of building, developing, maintaining, supplying, operating, managing and dealing in services, facilities and infrastructure for communications of all kinds, within India as well as outside India, such as telephony, data transmission, information technology and video services and facilities which incorporate, use, or are used in conjunction with in connection with or ancillary to telecommunication systems or telecommunication apparatus and equipment and to plan, establish, develop, provide, operate, buy, sell, deal in, take on lease, give on lease, hire, let on hire, franchise and maintain all types of telecommunication services including telephone exchanges, telegraph offices, coaxial stations, microwave stations, landing stations, repeater stations, telecommunications lines, cables, submarine cables, sub-sea cables, dark fibre, right of way, duct space, towers, bandwidth or any other equipment, plant, machinery connected with design, development, construction, maintenance and operation of telecommunications services and conveniences, within India as well as outside India, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of these things and/or to join or partner with any other person and/or company and/or acquire, takeover any other company or body corporate or collaborate with any Organisation or company or with any Governmental authority in doing any of these things.

c) To design, develop, install, provide, supply, deal, franchise, take on lease, give on lease, hire, let on hire, maintain and operate basic long distance services, cellular and value added telecommunications services, including but not limited to providing broadband services, Wireless Applications Protocol (WAP)services, ISP services, internet based services, intelligent networks (IN) services, ISDN services, paging services and other value added services, global mobile telecommunications, electronic mail services, e-commerce transactions, globally managed data networks, internet data centers (IDCs), call centers, web-stores, data telecom networks, virtual private networks (VPNs), video conferencing, international gateway networks, satellite networks, in India as well as outside India, to meet the demands of the customers or otherwise as being appropriate from time to time either by way of formation of subsidiaries or Joint Venture Partnerships with Indian or Foreign Partners or otherwise.

d) To establish, maintain, develop, conduct, procure, buy, sell, import, export, trade or otherwise deal in or to act as service providers of every kind in the fields of engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, financial, accountancy, medical, legal, educational, production, marketing, distribution, materials, personnel, planning, computers, software and software solutions of all kinds, system integration, data processing, multi-media services, direct to home services, entertainment media, cable television services,

interactive television services, content for various uses, electronic media, Cellular Mobile Telephone Services (CMTS), National Long Distance Operator Services (NLDO), Fixed Telephone Services (FTS) , Cable Service Provider, Basic Telephone Services (BTS) with or without the use of Wireless Local Loop (WLL) Technology, VSAT Services, Internet Service Provider (ISP), Global Mobile Personal Communications by Satellite (GMPCS), wireline and wireless systems and other value added services including Paging Services, Radio Paging Service Providers, Public Mobile Radio Trunking Service Provider, DTM, communication methods, telecommunication, basic and cellular telephone, voice mail, internet, electronic mail, data communication services, intranet, internet connectivity, internet telephoning, interconnect and intraface services, applications like tele-banking, tele-medicine, tele-education, tele-trading, e-commerce, e-governance, e-business and system design, kiosks, management information systems and other types of management including spectrum management, social or other value added services like providing end to end integrated solutions, net-server solutions, network connectivity solutions, cost effective solutions, other allied solutions for data transfer, administrative and effective communication.

e) To carry on the business, buy, sell, deal, take on lease, give on lease, hire, let on hire and otherwise participate in the launching of satellites as well as the provision of all associated services for communications, Geographical Information Systems (GIS) services, Global Positioning Systems (GPS) services, Satellite Imaging, Remote Sensing for various applications and usage, other commercial use or otherwise and to promote, seek investment, partner, participate in joint ventures and to invest in such ventures, within India as well as outside India and for similar such projects in the field of telecommunications and to carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems, including videotext, viewdata and teletext systems and systems utilising or utilising in or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals including but not limited to data, sounds and visual images, with the aid of, in conjunction with, or in anyway whatsoever utilising computers or similar equipment and computer programs and databases and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with, or ancillary to systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein.

f) To set up, operate, manage, deal in run the business of professional television /cable TV / audio / video / cine studios for production of entertainment shows, sponsored programmes, advertising films, educational films, feature films including transfer of films to video cassettes and to produce TV programmes, TV news coverage, educational programmes, sports coverage and computer software for programmes connected therewith and to import and export programmes for TV networks and other films for exhibition and to pay or earn royalties from TV/film/music shows.

2.3.4. RCIL is presently engaged in the business of telecommunications including, in particular providing telecommunication infrastructure services such as optic fibre network, internet data centre, R-Connect (wireless data applications platform), R-World and other data applications. RCIL also provides certain services to RIC viz. purchase and sale of handsets, marketing, billing and collection.

2.4. Reliance Communications Solutions Private Limited

2.4.1. Reliance Communications Solutions Private Limited ("RCSPL") was incorporated on the 23rd August, 2000 under the Companies Act, 1956 under the name of "Netizen Pondicherry Private Limited". Subsequently the name of the Company was changed to "Reliance Communications Solutions Private Limited" with effect from 3rd September, 2002.

2.4.2. The Registered Office of RCSPL is situated at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710.

2.4.3. The objects of RCSPL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on the business of providing all kinds of services including management consulting, systems development, systems integration, systems management, process management and rendering management services, services relating to E Governance, Community Internet Centres, Internet Kiosks, services relating to semi- government, public utilities, services of operation & maintenance, facility management, spectrum management, customer relation management, knowledge management & strategic enterprises management, supply chain management, BOOT, BSOT, BOLT, electronic business, networking, e-commerce, e-business, system design, net-telephony, information technology, intranet, internet services, portals, assess providers, internet connectivity, internet protocols, other communication related services, solutions and applications including application of systems and

products in the fields of business, entertainment, education, health care, public services, engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, banking and financial, accountancy, medical, legal, production, marketing, distribution, materials, personnel planning, transportation, tourism, computers, data processing, data base creation and to do the above business on turnkey basis or J V basis or otherwise and to provide provisioning, commissioning and operation of infrastructure facilities including training of manpower, setting up, operating and maintaining schools and training centers, required for providing / marketing of the above facilities and services.

b) To plan, establish, develop, manufacture, produce, trade, buy, sell, promote, use, operate, conduct, procure, to provide all kinds of services related to software, hardware, programmes consultancy services, computers and data processing, being services related to preparation and maintenance of accounting, statistical, scientific, or mathematical, information and reports, data processing, preparing, collecting, storing, processing, and transmitting information and data of every kind and description, systems analysis and machine services for solving or aiding industry, commerce, administration and for scientific and research problem and providing experience and skill to all person entities, Government, private or public bodies over internet and collection of all types of service charges, revenue, rewards remuneration, income, proceeds, receipts, profits, deposits for providing aforesaid services from citizens, corporate, end user, Consumers, clients, customers and other users.

2.4.4. RCSPL is presently holding investments in the company providing telecommunication and information technology services.

2.5. Reliance Software Solutions Private Limited

2.5.1. Reliance Software Solutions Private Limited ("RSSPL") was incorporated on the 27th July, 2000 under the Companies Act, 1956 under the name "REBIZ Software Solutions Private Limited". Subsequently with effect from 26th March, 2002 the name of the company was changed to "Reliance Software Solutions Private Limited".

2.5.2. The Registered Office of RSSPL is situated at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710.

2.5.3. The objects of RSSPL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To design, develop, import, procure, sell, provide, license and market in India or abroad information technology services consulting, manufacture, assemble, produce, repair, procure, import, sale supply, export (directly, indirectly or through third parties), render service, extend customer support or otherwise deal in computers with computer system both hardware and software, business recovery services, professional consulting services, availability services, hardware maintenance, software support, system integration, value added network services, managed operation, international procurement operation, customer software training, project management, application software services, network related services, site services, information kiosk services.

b) To establish, maintain, and conduct customer software training centres, fees based education system, programs in the field of information technology and in connection with the use, purchase, sale, import, export, license, distribution, design, manufacture or rental of the machines, apparatus, appliances, systems and merchandise and of article required in the use thereof or used in connection therewith, to provide consultancy services related to the preparation and maintenance of accounting, conducting Information and Technology audits, statistical, scientific or management information and reports, data processing, programming, collecting storing, processing and transmitting the information and data of every kind and to make investments and provide technology and technical assistance to and in companies and ventures related to the aforesaid objects and to carry on the business of advisors and consultants on all matters and problems relating to the administration, organization, financial management, personnel, commencement or expansion of industry and business (including construction of plants and buildings, production, purchase, sales, marketing, advertisement, publicity, personnel, export and import), and of institutions, concerns, bodies, associations (incorporated or unincorporated), departments and services of the Government, public or local authorities, trust, scientific research and development centers.

2.5.4. RSSPL is presently engaged in holding investments in the company providing telecommunication and information technology services.

2.6. Reliance Communications Technologies Limited

2.6.1. Reliance Communications Technologies Limited

("RCTL") was incorporated on the 16th April, 2001 under the Companies Act, 1956 under the name "Reliance Communications Uttar Pradesh Private Limited". With effect from 27th November, 2003 the status of the Company was changed from Private Limited to Public Limited Company. Subsequently with effect from 3rd March, 2004 the name of the company was changed to "Reliance Communications Technologies Limited".

2.6.2. The Registered Office of RCTL is situated at 'E' Block, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

2.6.3. The objects of RCTL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To plan, establish, develop, provide, operate, manage, maintain, deal, supply, take on lease, give on lease, hire or let on hire and to carry on the business of running (whether under license or otherwise) telecommunication infrastructure, telecommunication systems, telecommunication networks and telecommunication services, of all kinds, within India as well as outside India, including but not limited to telephony, telex, wireless, data communication, telematic and other like forms of communication, transmission, emission or reception through the agency of electricity or electromagnetism, or light, or otherwise, of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electromagnetic systems whether or not such signs, signals, writing, images, sound or intelligence have been subjected to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception and of all kinds and to carry on all or any of the businesses of building, developing, maintaining, supplying, operating, managing and dealing in services, facilities and infrastructure for communications of all kinds, within India as well as outside India, such as telephony, data transmission, information technology and video services and facilities which incorporate, use, or are used in conjunction with in connection with or ancillary to telecommunication systems or telecommunication apparatus and equipment and to plan, establish, develop, provide, operate, buy, sell, deal in, take on lease, give on lease, hire, let on hire, franchise and maintain all types of telecommunication services including, telephone exchanges, telegraph offices, coaxial stations, microwave stations, landing stations, repeater stations, telecommunications lines, cables, submarine cables, sub-sea cables, dark fibre, right of way, duct space, towers, bandwidth, or any other equipment, plant, machinery connected with design, development, construction, maintenance and operation of telecommunications services and conveniences, within India as well as outside India, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of these things, and/or to join or partner with any other person and/or company and/ or acquire any other company or body corporate or collaborate with any organisation or company or with any Governmental authority in doing any of these things.

b) To design, develop, install, provide, supply, deal, franchise, take on lease, give on lease, hire, let on hire, maintain and operate basic long distance services, cellular and value added telecommunications services, including but not limited to, providing broadband services, Wireless Applications Protocol (WAP)services, ISP services, internet based services, intelligent networks (IN) services, ISDN services, paging services and other value added services, global mobile telecommunications, electronic mail services, e-commerce transactions, globally managed data networks, internet data centres (IDCs), call centers, web-stores, data telecom networks, virtual private networks (VPNs), video conferencing, international gateway networks, satellite networks, in India as well as outside India, to meet the demands of the customers, or otherwise as being appropriate from time to time either by way of formation of subsidiaries or Joint Venture Partnerships with Indian or Foreign Partners or otherwise and to establish, maintain, develop, conduct, procure, buy, sell, import, export, trade, or otherwise deal in, or to act as service providers of every kind in the fields of engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, financial, accountancy, medical, legal, educational, production, marketing, distribution, materials, personnel, planning, computers, software and software solutions of all kinds, system integration, data processing, multi-media services, direct to home services, entertainment media, cable television services, interactive television services, content for various uses, electronic media, Cellular Mobile Telephone Services (CMTS), National Long Distance Operator Services (NLDO), Fixed Telephone Services (FTS), Cable Service Provider, Basic Telephone Services (BTS) with or without the use of Wireless Local Loop (WLL) Technology, VSAT Services, Internet Service Provision (ISP), Global Mobile Personal Communications by Satellite (GMPCS), wireline and wireless systems and other value added services including Paging Services, Radio Paging Service

Providers, Public Mobile Radio Trunking Service Provider, DTM, communication methods, telecommunication, basic and cellular telephone, voice mail, internet, electronic mail, data communication services, intranet, internet connectivity, internet telephoning, interconnect and intraface services, applications like tele-banking, tele-medicine, tele-education, tele-trading, e-commerce, e-governance, e-business and system design, kiosks, management information systems and other types of management including spectrum management, social or other value added services like providing end to end integrated solutions, netserv solutions, network connectivity solutions, cost effective solutions, other allied solutions for data transfer, administrative and effective communication.

c) To carry on the business, buy, sell, deal, take on lease, give on lease, hire, let on hire and otherwise participate in the launching of satellites as well as the provision of all associated services, for communications, Geographical Information Systems (GIS)-services, Global Positioning Systems (GPS) services, Satellite Imaging, Remote Sensing for various applications and usage, other commercial use, or otherwise and to promote, seek investment, partner, participate in joint ventures and to invest in such ventures, within India as well as outside India and for similar such projects in the field of telecommunications and to carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems, including videotext, viewdata and teletext systems and systems utilising, or utilising in, or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals including but not limited to, data, sounds and visual images, with the aid of, in conjunction with, or in anyway whatsoever utilising computers or similar equipment and computer programs and databases and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with, or ancillary to, systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein and to set up, operate manage, deal, in run the business of professional television /cable TV / audio / video / cine studios for production of entertainment shows, sponsored programmes, advertising films, educational films, feature films including transfer of films to video cassettes and to produce TV programmes, TV news coverage, educational programmes, sports coverage and computer software for programmes connected therewith and to import and export programmes for TV networks and other films for exhibition and to pay or earn royalties from TV/film/music shows.

2.6.4. RCTL is presently holding investments in the company providing telecommunication and information technology services.

2.7. Ambani Enterprises Private Limited

2.7.1. Ambani Enterprises Private Limited ("AEPL") was incorporated on the 30th December, 2004 under the Companies Act, 1956.

2.7.2. The Registered Office of AEPL is situated at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

2.7.3. The objects of AEPL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on business to own, operate, lease, install, develop, promote, manage, maintain projects in the infrastructure sectors and also setting up of plant, machinery, equipment, handling equipment, loading equipment and any other work to support any of the infrastructure projects either singly or jointly with others, and either by or through agents, contractors, sub-contractors, trustees or otherwise

2.7.4. AEPL is presently engaged in providing telecommunication and information technology services through its investee companies.

2.8. Reliance Business Management Private Limited

2.8.1. Reliance Business Management Private Limited ("RBM") was incorporated on the 9th May, 2005 under the Companies Act, 1956.

2.8.2. The Registered Office of RBM is situated at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

2.8.3. The objects of RBM are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on the business as managers/advisers on the administration and organisation of any business and industry and the training and utilisation of personnel for business and industry, and to carry on all or any of the businesses of industrial, business and personnel managers, and to advise on the extending, developing and improving of all types of businesses or industries and all systems or processes relating to the production, storage, distribution, marketing and sale of goods or the rendering of services relating to manage business and industry any where in India or abroad.

2.8.4. RBM is presently engaged in providing telecommunication and information services through it's investee companies.

2.9. Formax Commercial Private Limited

2.9.1. Formax Commercial Private Limited ("Formax") was incorporated on the 30th March, 2000 under the Companies Act, 1956 under the name "Formax Trading Private Limited". Subsequently with effect from 14th November, 2000 the name of the company was changed to "Formax Commercial Private Limited".

2.9.2. The Registered Office of Formax is situated at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

2.9.3. The objects of Formax are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on the trading business as merchants, traders, buyers, sellers, importers, exporters, dealers, and to import, export, buy, sell, or otherwise trade and deal in commodities, including purchase, crop, minerals, raw materials, semi and manufactured products, goods, plant, machinery of all kinds, tools, equipment, Computer hardware, software, books, stationery drawings, equipments, advertising and campaign materials, photography and filming materials, precious and semi-precious, metals, Gems, diamonds and jewelry of all kinds, fabrics, garments, apparel goods beverages, canned provisions, cotton, jute, yarn, wool, silk, handloom, textiles, linen, cottage industries ware, cotton waste, tea, minerals and ores, ferrous and non- ferrous metals, pipes fittings, pumps, valve plates, structures, and such other engineering goods, coffee, tobacco, spices, shoes and leather ware, timber, automobiles, diesel engines, pumps agricultural implement, electrical motors, transformers, switchgears and accessories, building hardware, furniture, electrical appliances, and type of computer, accounting machines, photo-copy machines, teleprinter, studio equipments, paper and paper products, machinery and machine tools, dyes, chemicals and petro-chemicals paints, varnishes, colors glassware, pottery, tableware, cement and building materials, scientific instruments, bicycle, spare parts, synthetic products, handicrafts, rubber, tyres, cords

2.9.4. Formax is the holding company of Campion Properties Limited, a company which holds immovable property in New Delhi.

2.10. Panther Consultants Private Limited

2.10.1. Panther Consultants Private Limited ("PCPL") was incorporated on the 21st September, 2005 under the Companies Act, 1956.

2.10.2. The Registered Office of PCPL is situated at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

2.10.3. The objects of PCPL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on the business or vocation of acting as advisers and consultants in India or abroad, on all matters relating to engineering, technology, technical know how, execution of turnkey projects, chemicals, process know how, mechanical, electrical, electronics, power, energy, petrochemicals, refined oil, extracting by-products, pipes and pipelines for the transportation of gas, petrol and other petroleum products, energy, oil and gas sector, industrial sector, commercial sector, statistics, civil, administration, finance, factoring, accountancy, medical fields, legal , education, and organisation management, taxation, administration, secretarial, accounting, information systems, market research, operations research, financial and project engineering studies, techniques of production, procurement, administration, recruitment, in order to obtain optimum use of the factors of production, commencement or expansion of industry, purchasing techniques and business (including construction of plants and buildings), production, purchases, sales, materials and cost control, marketing, distribution, advertisement, publicity, personnel, labour, planning, computers, data processing, multi-media services, direct to home services, entertainment media, electronic media, exports and imports to and for any concerns, bodies, associations (incorporated or unincorporated) departments and services of the Government, public or local authorities, trusts, scientific research and Development Centers, and to be appointed as technical, financial, legal, economic, public relation, sales promotion, industrial administration, civil consultants, provide training in consultancy and any other consultancy services including consultancy services for the projects sponsored by international organisations, Government of India or Government of any other country, as the Company may from time to time deem fit.

b) To carry on and provide consultancy services in the areas of computer management and engineering covering computerized information systems, feasibility studies, system design and development, computer based management information system, on line real time systems, process control, data base design, industrial engineering applications and all other related areas of computer technology and to act as advisers in management, personal/corporate investment, direct and indirect tax, finance portfolio managers, to perform all activities relating to share transfer, share registration, and other secretarial work.

2.10.4. PCPL is presently engaged in providing telecommunication and information services through it's investee companies.

3. RIC, RCSPL, RSSPL, RCTL, AEPL, RBM, Formax and PCPL are hereinafter collectively referred to as the Transferor Companies. The other definitions contained in the Scheme will apply to this Explanatory Statement also.

4. A copy of the Scheme setting out the terms and conditions of the amalgamation and arrangement between RIC, RCIL, RCSPL, RSSPL, RCTL, AEPL, RBM, Formax, PCPL with RCOVL and their respective shareholders and creditors, which has been approved by the Board of Directors of RCOVL at its meeting held on March 12, 2006, forms part of this Explanatory Statement.

5. The share capital structure of all the companies is set out in Clause 2 of the Scheme.

6. The equity shareholding pattern of all the Companies is annexed hereto and marked as **Annexure A.**

7. The details of Directors and the Manager of respective companies along with their shareholding in the companies forming a part of the Scheme is annexed hereto and marked as **Annexure B**

8. **BACKGROUND TO THE AMALGAMATION**

RCOVL, part of the Reliance - Anil Dhirubhai Ambani Group ('the Group') is vested with the Telecommunication Undertaking of Reliance Industries Limited ("RIL") pursuant to the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 approved by the High Court of Judicature at Bombay vide order dated 9th December, 2005 and effective from 21st December, 2005. RCOVL is also vested with the telecommunications undertaking, constituting inter-alia investments in the following operating companies viz. 319,25,85,350 equity shares of Re. 1 each, of RIC constituting 45.34% of its paid-up capital; 90,00,00,000 equity shares of Re.1 each of RCIL, constituting 45.00% of its paid-up capital; 70,95,130 equity shares of Rs. 10 each of Reliance Telecom Limited ("RTL") constituting 35.60% of its paid-up equity capital and 4,50,00,000 Preference shares of Rs. 10 each of RTL constituting 100% of its paid-up preference share capital.

9. **RATIONALE OF THE AMALGAMATION**

9.1. Presently, RCOVL holds less than 50% equity shareholding in the operating companies' viz. RIC, RCIL and RTL. The ownership interests in these companies do not provide RCOVL with ability to control all actions that require shareholder's approval on account of substantial shareholding being controlled by AEPL, RBM and PCPL. The current structure of holding / ownership of Infocomm Companies {i.e. RIC, RCIL, RTL, Formax, and Reliance Infocomm Infrastructure Pvt. Ltd. (RIIPL)} is inter-locked / complex. The Scheme is expected to rationalize and simplify the structure of holding / ownership of Infocomm companies so that there would be an alignment of interests of all shareholders in a single listed entity viz. RCOVL. The Scheme is likely to create synergies by consolidating ownership and will result in achieving a simple and transparent ownership structure of all facets of telecommunications business. It will also eliminate areas of potential conflict of interest and ease considerably related party transactions.

9.2. The Resulting Company will be able to leverage on large asset base, reserves and cash flows to enhance the shareholder value. The Scheme is likely to increase the financial strength and flexibility of the Resulting Company and enhance its capabilities to face competition in the market place more effectively. The Resulting Company will benefit from improved organizational capability, arising from the combination of people who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The Resulting Company will be better positioned to retain the talent pool and will also benefit from the proven leadership and management ability of the Infocomm companies in all facets of the telecommunication business.

9.3. The amalgamation will secure for the Resulting Company, competitive advantage for meeting future growth opportunities, provide greater cost savings and economics and thereby significantly enhancing its earnings potential. The Scheme will help to achieve better and more efficient and economical control and conduct of companies.

9.4. The Scheme does not entail any cash outgo to the Resulting Company as the Scheme envisages issuance of its shares in lieu of acquisition of balance controlling interests in the Infocomm companies.

An integrated and synergistic approach will be essential to function more effectively in a competitive environment. Therefore the Board of Directors of Transferor Companies and Transferee Company believed that the amalgamation and arrangement more fully set out in the Scheme are desirable.

10. **SALIENT FEATURES OF THE SCHEME**

10.1. The Scheme envisages the following:-

10.1.1. Cancellation of fully paid-up Equity Shares and Preference Share capital of RIC held by RCIL and consequent reduction of capital of RIC with effect from 1st January, 2006;

10.1.2. Amalgamation of AEPL, RBM, Formax, RCSPL, RCTL and RSSPL with RCOVL with effect from 1st January, 2006;

10.1.3. Amalgamation of PCPL with RCOVL with effect from 1st March, 2006;

10.1.4. Amalgamation of RIC with RCOVL with effect from 31st March, 2006;

10.1.5. Demerger of the 'Network Division' of RCIL into RCOVL with effect from 31st March, 2006;

10.1.6. Re-organisation of Capital and Accounting Treatment in the books of RCOVL and recasting of the Balance Sheet of each of RIC and RCIL;

10.1.7. Reduction of Securities Premium account appearing in the books of RCIL by adjusting it against the amount of the debit balance in Profit and Loss Account and book value of Investments in shares of RIC.

10.2. The salient features of the Scheme are as follows:-

10.2.1. With effect from respective Appointed Date as provided in the Scheme, RIC shall be deemed to have cancelled part of its Issued, Subscribed and Fully Paid-Up Equity Share Capital to the extent of 101,34,63,800 Equity Shares of Re. 1 each fully paid-up, representing 14.39% of the Equity Share Capital of RIC, being the shares held as on the date of cancellation by RCIL.

10.2.2. With effect from respective Appointed Date as provided in the Scheme RIC shall, be deemed to have cancelled, its Issued, Subscribed and Fully Paid-Up Preference Share Capital to the extent of 30,00,00,000 9% Cumulative Redeemable Preference Shares of Re. 1 each fully paid-up, held as on the date of cancellation by RCIL.

10.2.3. With effect from the respective Appointed Dates the entire Undertaking of each of RIC, AEPL, RBM, Formax, RCSPL, RCTL, RSSPL and PCPL shall be transferred and vested in RCOVL so as to become the undertakings, estates, assets, properties, liabilities, obligations, rights, title and interest of RCOVL.

10.2.4. With effect from the respective Appointed Dates all debts, liabilities, duties and obligations of whatsoever nature of RIC, AEPL, RBM, Formax, RCSPL, RCTL, RSSPL and PCPL shall be transferred to and vest in and be assumed by RCOVL so as to become the debts, liabilities, duties and obligations of RCOVL.

10.2.5. RIC, AEPL, RBM, Formax, RCSPL, RCTL, RSSPL and PCPL shall be dissolved without being wound up.

10.2.6. With effect from the Appointed Date, the Network Division of RCIL shall be transferred to and vested in RCOVL so as to become the properties of RCOVL. Consequently the IRC Agreement (as defined in the Scheme) shall be deemed to be terminated.

10.2.7. Upon the coming into effect of this Scheme the Transferee Company shall allot:

(a) 55,63,29,165 Equity Shares of the face value of Rs. 5 /- (Rupees Five only) each to the equity share holders of AEPL; and

(b) 26,51,55,403 Equity Shares of the face value of Rs. 5 /- (Rupees Five only) each to the equity share holders of PCPL.

10.2.8. The Scheme provides that an amount as may be determined by the Board of Directors of RCOVL but not exceeding Rs. 3,000 crores, shall be credited to and held as Provision for Business Restructuring to meet the related costs, expenses and losses;

10.2.9. The Scheme provides that the Financial Accounts of RIC and RCIL for the year ended 31st March, 2005, shall be deemed to be recast as if the expenses, write-offs and provisions, recorded in the accounts of RIC and RCIL on or after 31st March, 2005 and identified by the Board of Directors of RIC or RCIL (as the case may be) as relatable to the year ended 31st March, 2005 had actually been debited, written off or provided in the Accounts of the Financial Year ended 31st March, 2005, provided that the aggregate of such expenses, write-offs and provisions shall not exceed Rs. 2,400 crores in case of RIC and Rs. 2,100 crores in the case of RCIL.

10.2.10. All the employees of the Transferor Companies and RCIL, in relation to the Network Division, in service on the Effective Date shall become the employees of the Transferee Company.

10.2.11. As regards the costs, the Scheme provides that all costs, charges taxes including duties and levies and all other expenses incurred in connection with implementation of this scheme shall be borne by RCOVL.

The features set out above being only the salient features of the Scheme; the members are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors of the Applicant Company, RCIL and the Transferor companies will not be prejudicially affected by the Scheme. The Applicant Company will be able to meet and pay its debts as and when they arise.

12. The Scheme of Amalgamation and Arrangement was approved by the Board of Directors of the Applicant Company on 12th March, 2006.

13. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 250A of the Act.

14. On the Scheme of Amalgamation and Arrangement being approved as per the requirements of Section 391 of the Act, the Applicant Company, RCIL and the Transferor Companies will seek the sanction of the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad, as may be applicable.

15. The Applicant Company is not a subsidiary of RCIL or any Transferor company in any manner whatsoever as provided in Section 4 of the Companies Act, 1956.

16. The Financial position of the Applicant Company will not be adversely affected by the Scheme. The financial position of Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise.

17. The Applicant Company has received no objection letters from all the Stock Exchange's where the Applicant Company is listed.

18. The Scheme provides that in the event of the Scheme failing to take effect within 12 months of the first filing with the High Court of Judicature at Bombay or the High Court of Gujarat at Ahmedabad, whichever is later, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies, RCIL and the Transferee Company, the Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

The Directors and Managers of the Applicant Company, RCIL and the Transferor Companies may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Companies.

19. The post amalgamation shareholding pattern of the Applicant Company would be as under:

SN	Description	Post-merger shareholding	
		Equity Shares (Crores)	%
A	**Promoters**		
1.	- Promoters	128.96	63.07
	- Persons acting in concert	1.65	0.81
	Sub-total (A)	**130.61**	**63.88**
B	**Banks / Mutual Funds/ Financial Institutions/ Government holdings**		
1.	Banks and Mutual funds	2.62	1.28
2.	Financial Institutions	7.81	3.82
3.	Central / State Government	0.11	0.05
	Sub-total (B)	**10.54**	**5.15**
C	**Foreign and non-resident holding**		
1.	FIIs	29.13	14.25
2.	Bank of New York as depository for GDRs	6.37	3.12
3.	Other non-resident holdings	1.30	0.63
	Sub-total (C)	**36.80**	**18.00**
D	**Others**		
1.	Private Corporate Bodies	6.67	3.26
2.	Indian Public	19.84	9.71
	Sub-total (D)	**26.51**	**12.97**
	Grand Total (A + B + C + D)	**204.46**	**100.00**

20. The post amalgamation capital structure of the Applicant Company will be as under:

Particulars	Rs. in Crores
Authorised	
300,00,00,000 Equity Shares of Rs. 5 each	1,500.00
TOTAL	**1,500.00**
Issued, Subscribed & Paid-up	
2,04,46,14,990 Equity Shares of Rs. 5 each fully paid-up	1,022.31
TOTAL	**1,022.31**

21. Inspection of the following documents may be had at the Registered Office of the Applicant Company upto one day prior to the date of the meeting between 11.00 a.m. and 4.00 p.m. on all working days (except Saturday):

a) Certified copy of the Order dated 28th April, 2006 of the High Court of Judicature at Bombay, passed in Company Application No. 584 of 2006, directing the

convening of the meeting of the Equity Shareholders of the Applicant Company.

b) Scheme of Amalgamation and Arrangement.

c) Memorandum and Articles of Association of the Applicant Company, RCIL and the Transferor Companies.

d) Latest Audited accounts of the Companies where available and latest unaudited accounts of companies whose audited accounts are not available.

e) No objection letters to the Scheme received from Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

f) Exchange Ratio Report of KPMG India Private Limited and JM Morgan Stanley Private Limited.

This statement may be treated as an Explanatory Statement under Section 393 of the Companies Act, 1956. A copy of the Scheme and Explanatory Statement may be obtained from the Registered Office of the Applicant Company and / or at the office of the Advocates for the Applicant Company, M/s. Rajesh Shah & Co, 16, Oriental Building, 30, Nagindas Master Road, Flora Fountain, Mumbai - 400 001 and M/s. Mulla & Mulla & Craigie Blunt & Caroe, Mulla House, 51, Mahatama Gandhi Road, Fort, Mumbai - 400 001.

Sd/-

M.H. Kania

(Former Chief Justice of India)

Chairman appointed for the meeting

Dated : 28th April, 2006.

Registered Office:

'H' Block, 1st Floor,

Dhirubhai Ambani Knowledge City,

Navi Mumbai 400 710.

ANNEXURE A

1. The pre amalgamation shareholding pattern of AEPL is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	10.00	100
B	Non-promoters holding	-	-
	Grand Total	**10.00**	**100**

2. The pre amalgamation shareholding pattern of RBM is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	10.00	100
B	Non-promoters holding	-	-
	Grand Total	**10.00**	**100**

3. The pre amalgamation shareholding pattern of Formax is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	0.10	100
B	Non-promoters holding	-	-
	Grand Total	**0.10**	**100**

4. The pre amalgamation shareholding pattern of PCPL is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	0.10	100
B	Non-promoters holding	-	-
	Grand Total	**0.10**	**100**

5. The pre amalgamation shareholding pattern of RIC is as under

	Category	Equity Shareholding (in Crores)	%
A	Promoters holding	704.10	100
B	Non-promoting holding	-	-
	Grand Total	**704.10**	**100**

6. The pre amalgamation shareholding pattern of RCIL is as under

	Category	Equity Shareholding (in Crores)	%
A	Promoters holding	200.00	100
B	Non-promoters holding	-	-
	Grand Total	**200.00**	**100**

7. The pre amalgamation shareholding pattern of RCSPL is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	2.50	100
B	Non-promoters holding	-	-
	Grand Total	**2.50**	**100**

8. The pre amalgamation shareholding pattern of RSSPL is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	2.50	100
B	Non-promoters holding	-	-
	Grand Total	**2.50**	**100**

9. The pre amalgamation shareholding pattern of RCTL is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	2.50	100
B	Non-promoters holding	-	-
	Grand Total	**2.50**	**100**

10. The pre amalgamation shareholding pattern of RCOVL is as under

Sr.No.	Description	Pre-merger shareholding No. of Equity Shares (in Crores)	%
A	**Promoters**		
	- Promoters	46.81	38.27
	- Persons acting in concert	1.65	1.35
	Sub-total (A)	**48.46**	**39.62**
B	**Banks / Mutual Funds/ Financial Institutions/ Government holdings**		
1.	Banks and Mutual funds	2.62	2.14
2.	Financial Institutions	7.81	6.39
3.	Central / State Government	0.11	0.09
	Sub-total (B)	**10.54**	**8.62**
C	**Foreign and Non-Resident holding**		
1.	FIIs	29.13	23.82
2.	Bank of New York as depository for GDRs	6.37	5.21
3.	Other Non-Resident holdings	1.30	1.06
	Sub-total (C)	**36.80**	**30.09**
D	**Others**		
1.	Private Corporate Bodies	6.67	5.45
2.	Indian Public	19.85	16.22
	Sub-total (D)	**26.52**	**21.67**
	Grand Total (A + B + C + D)	**122.32**	**100.00**

ANNEXURE B

1. The background of the Board of Directors of the Applicant Company and the extent of shareholding (singly or jointly) of the Directors and Manager of the Applicant Company in the Applicant Company, RCIL and Transferor Companies as on April 28, 2006 is as under:

Sr. No.	Name of the Director of the Applicant Company	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Prof. J. Ramachandran	Director	49	482	NIL
3	Shri S. P. Talwar	Director	65	NIL	NIL
4	Shri Hasit Shukla	Manager	44	9	NIL

2 The background of the Board of Directors of RIC and their extent of shareholding of the Directors and Manager in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Prof. J. Ramachandran	Director	49	482	NIL
3	Shri Gautam Doshi	Director	53	43	NIL
4	Shri Anil C. Shah	Manager	43	2	NIL

3. The background of the Board of Directors of RCIL and their extent of shareholding of the Directors and Manager in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Prof. J. Ramachandran	Director	49	482	NIL
3	Shri Gautam Doshi	Director	53	43	NIL
4	Shri Tulsi S. Dadlani	Manager	48	NIL	NIL

8. The background of the Board of Directors of RBM and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Smt. T. A. Ambani	Director	46	16,50,832	NIL
3	Shri Hasit Shukla	Director	43	9	NIL

9. The background of the Board of Directors of Formax and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Surendra Pipara	Director	41	228	NIL
2	Shri Samir Raval	Director	41	NIL	NIL

10. The background of the Board of Directors of PCPL and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Smt. K. D. Ambani	Director	71	36,65,227	NIL
2	Shri Anil Dhirubhai Ambani	Director	46	18,59,271	AEPL - 1 RBM - 1

SCHEME OF AMALGAMATION AND ARRANGEMENT

INDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

BETWEEN

RELIANCE INFOCOMM LIMITED

AND

RELIANCE COMMUNICATIONS INFRASTRUCTURE LIMITED

AND

RELIANCE COMMUNICATIONS SOLUTIONS PRIVATE LIMITED

AND

RELIANCE SOFTWARE SOLUTIONS PRIVATE LIMITED

AND

RELIANCE COMMUNICATIONS TECHNOLOGIES LIMITED

AND

AMBANI ENTERPRISES PRIVATE LIMITED

AND

RELIANCE BUSINESS MANAGEMENT PRIVATE LIMITED

AND

FORMAX COMMERCIAL PRIVATE LIMITED

AND

PANTHER CONSULTANTS PRIVATE LIMITED

WITH

RELIANCE COMMUNICATION VENTURES LIMITED

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

PREAMBLE

(A) Description of Companies:

1. Reliance Communication Ventures Limited ("RCOVL") is vested with the Telecommunication Undertaking of Reliance Industries Limited ("RIL") pursuant to the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 approved by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005. RCOVL is also vested with inter-alia investments in the following operating companies viz. 319,25,85,350 equity shares of Re. 1 each, of Reliance Infocomm Limited ("RIC") constituting 45.34% of its paid-up capital; 90,00,00,000 equity shares of Re.1 each of Reliance Communications Infrastructure Limited ("RCIL"), constituting 45.00% of its paid-up capital; 70,95,130 equity shares of Rs. 10 each of Reliance Telecom Limited ("RTL") constituting 35.60% of its paid-up equity capital and 4,50,00,000 Preference shares of Rs. 10 each of RTL constituting 100% of its paid-up preference share capital.

2. RIC is a fully integrated telecom company offering services that inter-alia covers the entire information and communication value chain of infrastructure, services for enterprises, and consumer applications. RIC offers the entire gamut of telecommunication services in wireless and wireline including voice, broadband, value added services, and international and domestic long distance services. RIC operates the said business directly and through various subsidiaries. Flag Telecom Group Limited, a wholly owned subsidiary of RIC, provides an International Gateway for carrying traffic of all Telecom service providers to various locations worldwide.

3. RCIL holds IP-I registration for providing telecommunication infrastructure services such as dark fiber to other telecom service providers in the country. It also holds a Category A-ISP license and also provides internet data centre service to the customers. RCIL has built an entire optic fibre network crisscrossing the country for a distance of approx. 80,000 kms. RCIL has executed an Indefeasible Right to Connectivity Agreement dated 30th April 2003 ("IRC Agreement") entered into between RCIL & RIC for providing part capacity in the optic fibre network to RIC. RCIL also holds 101,34,63,800 equity shares of Re. 1 each, of RIC constituting 14.39% of its paid-up capital. RCIL also holds 220,50,00,000 equity shares of Re. 1 each, of RIC constituting 31.32% of its paid-up capital through Reliance Communications Technologies Limited ("RCTL"), an affiliate company. RCIL holds 20% of the equity share capital of Reliance Communication Solutions Private Limited ("RCSPL"), Reliance Software Solutions Private Limited ("RSSPL") and RCTL. Besides above investments, RCIL holds 30,00,00,000, 9% Cumulative Redeemable Preference Shares of Re. 1 each in RIC.

4. RCSPL holds 40% of the equity share capital in each of RSSPL and RCTL.

5. RSSPL holds 40% of the equity share capital in each of RCSPL and RCTL.

6. RCTL holds 40% of the equity share capital of RSSPL and RCSPL. RCTL also holds 220,50,00,000 equity shares of Re. 1 each, of RIC constituting 31.32% of its paid-up capital.

7. Ambani Enterprises Private Limited ("AEPL") holds 37,80,00,004 equity shares of Re. 1 each, of RIC constituting 5.37% of its paid-up capital, 66,00,00,000 equity shares of Re. 1 each, of RCIL constituting 33% of its paid-up capital and 10,00,000 equity shares of Rs. 10 each, of Reliance Business Management Private Limited ("RBM") constituting 100% of its paid-up capital.

8. RBM holds, directly and through its wholly owned subsidiary viz. Reliance Infocomm Infrastructure Private Limited ("RIIPL"), 1,28,34,870 equity shares (64.40%) of RTL. RTL provides services in seven telecom circles in eastern and central India. RBM also holds 50,00,000 equity shares (100%) of RIIPL and 10,000 equity shares (100%) of Formax Commercial Private Limited ("Formax"). RIIPL owns Dhirubhai Ambani Knowledge City ("DAKC") property in which entire telecommunications operations are headquartered. DAKC is a fully integrated IT Park developed on a 134 acre plot with a built up area of about 23 lakh sq. ft. RIIPL also owns property with a built up area of 4 lakh sq. ft. at Millennium Business Park, at TTC Industrial Area, Thane-Belapur Road, Navi Mumbai. Formax holds commercial property at Maharaja Ranjeet Singhji Road, New Delhi. This property is intended to be used for telecommunication businesses.

9. Panther Consultants Private Limited ("PCPL") holds 25,19,99,996 equity shares of Re. 1 each, of RIC constituting 3.58% of its paid-up capital, and 44,00,00,000 equity shares of Re. 1 each, of RCIL constituting 22% of its paid-up capital

(B) Rationale of Scheme of Amalgamation and Arrangement:

1. Presently, RCOVL holds less than 50% equity shareholding in the operating companies viz. RIC, RCIL and RTL. The ownership interests in these company's do not provide RCOVL with ability to control all actions that require shareholder's approval on account of substantial shareholding being controlled by AEPL, RBM and PCPL. The current structure of holding / ownership of Infocomm Companies (i.e. RIC, RCIL, RTL, RIIPL and Formax) is inter-locked / complex. The Scheme is proposed to rationalize and simplify the structure of holding / ownership of Infocomm companies so that there would be an alignment of interests of all shareholders in a single listed entity viz. RCOVL. This will also create synergies by consolidating ownership and will result in achieving a simple and transparent ownership structure of all facets of telecommunications business. It will also eliminate areas of potential conflict of interest and ease considerably related party transactions.

2. The Resulting Company will have the ability to leverage on its large asset base, reserves, cash flows, and vast pool of intellectual capital to enhance shareholder value.

3. The Scheme will also result in increasing financial strength and flexibility of the Resulting Company and enhance its capabilities to face competition in the market place more effectively.

4. Upon merger, RCOVL will benefit from unique competitive advantage for meeting future growth opportunities, also provide greater cost savings and economics which will significantly enhance its earnings potential. The Scheme will enable better and more efficient and economical control and conduct of companies.

5. Further, there will be no cash outgo to RCOVL as the Scheme envisages issuance of its shares in lieu of acquisition of balance controlling interests in the said Infocomm companies.

(C) Purpose of the Scheme:

1. This Scheme of Amalgamation and Arrangement ("the Scheme") provides for the amalgamation of RIC, AEPL, RBM, Formax, RCTL, RSSPL, RCSPL, and PCPL with RCOVL, pursuant to Sections 391 to 394 and other relevant provisions of the Companies Act, 1956;

2. The Scheme also provides for the cancellation of equity shares of RIC as held by RCIL under Section 391 read with Sections 100 to 103 and other relevant provisions of the Companies Act, 1956;

3. The Scheme also provides for the demerger of the Network Division of RCIL into RCOVL pursuant to Sections 391 to 394 and other relevant provisions of the Companies Act, 1956; and

4. The Scheme also provides for various other matters consequential, supplemental, and/ or otherwise integrally connected herewith.

(D) Parts of the Scheme:

1. The Scheme is divided into following parts:

a) **PART 1** deals with the Definitions and Share Capital;

b) **PART 2** deals with the cancellation of Equity Share Capital and Preference Share Capital of RIC held by RCIL;

c) **PART 3** deals with the Amalgamation of AEPL, RBM, Formax, RCSPL, RCTL, and RSSPL with RCOVL;

d) **PART 4** deals with the Amalgamation of PCPL with RCOVL;

e) **PART 5** deals with the Amalgamation of RIC with RCOVL;

f) **PART 6** deals with the demerger of the 'Network Division' of RCIL into RCOVL;

g) **PART 7** deals with the Re-organisation of Capital and Accounting Treatment in the books of RCOVL and recasting of the Balance Sheet of RIC and RCIL;

h) **PART 8** deals with the General Clauses that will be applicable to abovementioned parts of the Scheme; and

i) **PART 9** deals with the General Terms and Conditions that will be applicable to the entire Scheme.

PART 1

DEFINITIONS AND SHARE CAPITAL

1) **DEFINITIONS**

In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

1.1. "**Appointed Date**" means:

a) For the purposes of Part 2 of this Scheme, the 1st January, 2006, or such other date as the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad may direct / fix;

b) For the purposes of Part 3 of this Scheme, the 1st January, 2006, or such other date as the High Court of Judicature at Bombay may direct / fix;

c) For the purposes of Part 4 of this Scheme, the 1st March, 2006, or such other date as the High Court of Judicature at Bombay may direct / fix; and

d) For the purposes of Parts 5 and 6 of this Scheme, the 31st March , 2006 , or such other date as the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad may direct / fix.

1.2. "**AEPL**" means Ambani Enterprises Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055;

1.3. "**Network Division**" means part undivided ownership as tenants in common in the connectivity fibers and associated properties entitling RIC to enjoy such rights, interests and benefits described under the IRC Agreement in its capacity as owner.

1.4. "**Net Assets Value**" shall be computed as the value of the Assets of the Transferor Companies transferred to the Transferee Company pursuant to this Scheme less the value of the liabilities becoming liability of the Transferee Company pursuant to this Scheme.

1.5. "**Formax**" means Formax Commercials Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.6. "**High Courts**" means the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad;

1.7. "**Part 3 Transferor Companies**" means AEPL, RBM, Formax, RCSPL, RCTL and RSSPL collectively;

1.8. "**PCPL**" means Panther Consultants Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055;

1.9. "**RIC**" means Reliance Infocomm Limited, a company incorporated under the Companies Act, 1956, having its registered office at Reliance House, Near Mardia Plaza, Off. C. G. Road, Ahmedabad 380 006, Gujarat;

1.10. "**RBM**" means Reliance Business Management Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055;

1.11. "**RCSPL**" means Reliance Communications Solutions Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.12. "**RCTL**" means Reliance Communications Technologies Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'E' Block, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.13. "**RSSPL**" means Reliance Software Solutions Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.14. "**RCOVL" or "the Transferee Company**" or the "Resulting Company" means Reliance Communication Ventures Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.15. "**RCIL**" or "**the Demerged Company**" means Reliance Communications Infrastructure Limited a company incorporated under the Companies Act, 1956, and having its registered office at Reliance House, Near Mardia Plaza, Off. C. G. Road, Ahmedabad, 380 006, Gujarat;

1.16. "**Scheme**" or "**the Scheme**" or "**this Scheme**" means this Scheme of Amalgamation and Arrangement in its present form as submitted to the Honorable High Court of Judicature at Bombay and / or the High Court of Gujarat at Ahmedabad or this Scheme with such modification(s), if any made, as per Clause 19 of the Scheme;

1.17. "**The Act**" means the Companies Act, 1956, or any statutory modification or re-enactment thereof for the time being in force;

1.18. "**The Effective Date**" or 'Coming into effect of this Scheme" means the later of the dates on which the certified copies of the Orders of the High Court of Judicature at Bombay and / or the High Court of Gujarat at Ahmedabad sanctioning the Scheme are filed with the Registrar of Companies, Maharashtra, Mumbai and Registrar of Companies, Gujarat respectively;

1.19. "**Transferor Companies**" means RIC, RCSPL, RCTL, RSSPL, AEPL, RBM, Formax, and PCPL collectively;

1.20. "**Undertaking**" means and includes all the undertakings, the entire business, all the properties (whether movable or immovable, tangible or intangible), plant and machinery, free hold land, lease hold land, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, railway sidings depots, deposits, all stocks, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, benefit of any deposits, financial assets, leases, and hire purchase contracts and assets, lending contracts, benefit of any security arrangements, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, leases, licenses, fixed and other assets, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits) and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Companies, including but without being limited to trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, authorisations, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records in connection with or relating to the Transferor Companies, and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Companies, whether in India or abroad;

1.21. "**Record Date**" means the date to be fixed by the Board of Directors of RCOVL or a committee thereof after the Effective Date for the purpose of issue of shares of RCOVL to the shareholders of AEPL and PCPL.

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contract Regulation Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time;

2) SHARE CAPITAL

2.1. The Share capital of **RIC** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
10,00,00,00,000 Equity Shares of Re. 1 each	1,000.00
5,00,00,00,000 Preference Shares of Re. 1 each	500.00
TOTAL	**1,500.00**
Issued, Subscribed & Paid-up	
704,10,49,150 Equity Shares of Re. 1 each fully paid-up	704.10
30,00,00,000 9% Cumulative Redeemable Preference Shares (Series -VIII)	30.00
TOTAL	**734.10**

2.2. The Share capital of **RCIL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
250,00,00,000 Equity Shares of Re. 1 each	250.00
TOTAL	**250.00**
Issued, Subscribed & Paid-up	
200,00,00,000 Equity Shares of Re. 1 each	200.00
TOTAL	**200.00**

2.3. The Share capital of **RCSPL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
2,50,000 Equity Shares of Rs. 10 each	0.25
TOTAL	**0.25**
Issued, Subscribed & Paid-up	
2,50,000 Equity Shares of Rs. 10 each fully paid-up	0.25
TOTAL	**0.25**

2.4. The Share capital of **RSSPL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
2,50,000 Equity Shares of Rs. 10 each	0.25
TOTAL	**0.25**
Issued, Subscribed & Paid-up	
2,50,000 Equity Shares of Rs. 10 each fully paid-up	0.25
TOTAL	**0.25**

2.5. The Share capital of **RCTL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
2,50,000 Equity Shares of Rs. 10 each	0.25
TOTAL	**0.25**
Issued, Subscribed & Paid-up	
2,50,000 Equity Shares of Rs. 10 each fully paid-up	0.25
TOTAL	**0.25**

2.6. The Share capital of **AEPL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
10,00,000 Equity Shares of Rs. 10 each	1.00
TOTAL	**1.00**
Issued, Subscribed & Paid-up	
10,00,000 Equity Shares of Rs. 10 each	1.00
TOTAL	**1.00**

2.7. The Share capital of **RBM** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
14,40,000 Equity Shares of Rs. 10 each	1.44
TOTAL	**1.44**
Issued, Subscribed & Paid-up	
10,00,000 Equity Shares of Rs. 10 each fully paid-up	1.00
TOTAL	**1.00**

2.8. The Share capital of **Formax** as on February 28, 2006, is as under:

	Rs. in Crores
Authorised	
10,000 Equity Shares of Rs. ~~10~~ each	0.01
TOTAL	**0.01**
Issued, Subscribed & Paid-up	
10,000 Equity Shares of Rs. 10 each fully paid-up	0.01
TOTAL	**0.01**

2.9. The Share capital of **PCPL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
10,000 Equity Shares of Rs. 10 each	0.01
TOTAL	**0.01**
Issued, Subscribed & Paid-up	
10,000 Equity Shares of Rs. 10 each fully paid-up	0.01
TOTAL	**0.01**

2.10. The Share capital of **RCOVL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
130,00,00,000 Equity Shares of Rs. 5 each	650.00
TOTAL	**650.00**
Issued, Subscribed & Paid-up	
122,31,30,422 Equity Shares of Rs. 5 each	611.56
TOTAL	**611.56**

Note : Pursuant to the approval by the shareholders of RCOVL, by way of Postal Ballot, results whereof was announced on March 31, 2006, the Authorised Capital has been increased to Rs. 1500 Crores comprising 200 crores equity shares of Rs. 5 each and 100 crores unclassified shares of Rs. 5 each.

3) DATE OF TAKING EFFECT

Each part of the Scheme, set out herein in its present form or with any modifications(s) in accordance with Clause 19 of the Scheme shall be effective from the respective Appointed Dates specified for the respective parts but the Scheme as a whole shall be operative from the Effective Date.

PART 2

CANCELLATION OF FULLY PAID-UP EQUITY SHARE CAPITAL AND FULLY PAID-UP PREFERENCE SHARE CAPITAL OF RIC HELD BY RCIL

4.1 On the Scheme becoming effective, RIC shall, with effect from the Appointed Date, shall be deemed to have cancelled, pursuant to Section 100 of the Act, as also any other applicable provisions, part of its Issued, Subscribed and Fully Paid-Up Equity Share Capital to the extent of 101,34,63,800 Equity Shares of Re 1 each fully paid-up, representing 14.39% of the Equity Share Capital of RIC, being the shares held as on the date of cancellation by RCIL.

4.2 On the Scheme becoming effective, RIC shall, with effect from the Appointed Date, be deemed to have cancelled, pursuant to Section 100 of the Act, as also any other applicable provisions, its Issued, Subscribed and Fully Paid-Up Preference Share Capital to the extent of 30,00,00,000 9% Cumulative Redeemable Preference Shares (hereinafter referred to as Preference shares) of Re 1 each fully paid-up, held as on the date of cancellation, by RCIL.

4.3 On effecting the reduction of equity share capital of RIC as above, and without any further act or deed, the existing share certificates in respect of the Equity Shares of RIC of the face value of Re. 1/- each held by RCIL on the Appointed Date shall also be deemed to have been cancelled. In respect of the equity shares in electronic form, RIC would further give the appropriate instructions to the Depositories.

4.4 On effecting the reduction of preference share capital of RIC as above, and without any further act or deed, the existing share certificates in respect of the Preference Shares of the face value of Re. 1/- each held by RCIL on the Appointed Date shall also be deemed to have been cancelled.

4.5 On such cancellation as provided above:

a) The Issued, Subscribed and Fully Paid-Up Equity Share Capital shall stand reduced to extent of face value of the Equity Shares cancelled;

b) The sum of Rs. 101,34,63,800 being the total reduction in share capital of RIC as above, shall be added to the credit balance lying in the Profit and Loss Account;

c) The Issued, Subscribed and Fully Paid-Up 9% Cumulative Redeemable Preference Share Capital shall stand reduced to the extent of face value of the Preference Shares cancelled by RIC; and

d) The sum of Rs. 30,00,00,000 being the total reduction in Preference share capital of RIC as above, shall be added to the credit balance of the Profit and Loss Account.

4.6 The cancellation of the Equity Share Capital of RIC as above does not involve a diminution of liability in respect of any unpaid share capital or payment to any shareholder of any paid-up share capital or payment in any other form to the shareholders of RIC.

4.7 The reduction of the Equity Share Capital shall be effected as an integral part of the Scheme itself in accordance with the provisions of Sections 100, 102 and 103 of the Act and the order of the High Courts sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction. The provisions of Section 101 of the Act will not be applicable.

4.8 Effect in the books of RCIL

4.8.1 The book value of the Equity Shares held by RCIL as on the Appointed Date in RIC cancelled as above shall be debited to the Securities Premium Account of RCIL to the extent available and the balance shall be debited to the Profit and Loss Account.

4.8.2 The application and reduction of the Securities Premium Account as above, shall be effected as an integral part of the Scheme itself in accordance with the provisions of Sections 78 read with 100, 102 and 103 of the Act and as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid-up share capital, the provisions of Section 101 of the Act are not applicable. However the order of the High Courts sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction.

PART 3

AMALGAMATION OF PART 3 TRANSFEROR COMPANIES WITH RCOVL

5 TRANSFER AND VESTING OF UNDERTAKING

5.1 With effect from the Appointed Date and upon the Scheme becoming effective, the entire Undertaking of each of the Part 3 Transferor Companies shall under the provisions of Sections 391 and 394 of the Act and pursuant to the orders of the High Courts sanctioning this Scheme and without any further act or deed be transferred and/or deemed to be transferred to and vested in RCOVL so as to become the undertakings, estates, assets, properties, liabilities, obligations, rights, title and interest of RCOVL.

5.2 With effect from the Appointed Date and upon the Scheme becoming effective, all debts, liabilities, duties and obligations of whatsoever nature of Part 3 Transferor Companies shall under the provisions of Sections 391 and 394 and all other applicable provisions, if any, of the Act, and without any further act or deed be also transferred or be deemed to be transferred to and vest in and be assumed by the

Transferee Company so as to become as from the Appointed Date the debts, liabilities, duties and obligations of the Transferee Company on the same terms and conditions as were applicable to Part 3 Transferor Companies and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen, in order to give effect to the provisions of this Clause.

5.3 Upon the Scheme becoming effective and upon the High Courts giving an Order under Section 394 of the Act, the Part 3 Transferor Companies shall be dissolved without being wound up.

PART 4

AMALGAMATION OF PCPL WITH RCOVL

6 TRANSFER AND VESTING OF UNDERTAKING

6.1 With effect from the Appointed Date and upon the Scheme becoming effective, the entire Undertaking of PCPL shall under the provisions of Sections 391 and 394 of the Act and pursuant to the orders of the High Courts sanctioning this Scheme and without any further act or deed be transferred and/or deemed to be transferred to and vested in RCOVL so as to become the undertakings, estates, assets, properties, liabilities, obligations, rights, title and interests of RCOVL.

6.2 With effect from the Appointed Date and upon the Scheme becoming effective, all debts, liabilities, duties and obligations of whatsoever nature of PCPL shall under the provisions of Sections 391 and 394 and all other applicable provisions, if any, of the Act, and without any further act or deed be also transferred or be deemed to be transferred to and vest in and be assumed by the Transferee Company so as to become as from the Appointed Date the debts, liabilities, duties and obligations of the Transferee Company on the same terms and conditions as were applicable to PCPL and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen, in order to give effect to the provisions of this Clause.

6.3 Upon the Scheme becoming effective and upon the High Courts giving an Order under Section 394 of the Act, PCPL shall be dissolved without being wound up.

PART 5

AMALGAMATION OF RIC WITH RCOVL

7 TRANSFER AND VESTING OF UNDERTAKING

7.1 With effect from the Appointed Date and upon the Scheme becoming effective, the entire Undertaking of RIC shall under the provisions of Sections 391 and 394 of the Act and pursuant to the orders of the High Courts sanctioning this Scheme and without any further act or deed be transferred and/or deemed to be transferred to and vested in RCOVL so as to become the undertakings, estates, assets, properties, liabilities, obligations, rights, title and interest of RCOVL.

7.2 With effect from the Appointed Date, all debts, liabilities and upon the Scheme becoming effective, duties and obligations of whatsoever nature of RIC shall under the provisions of Sections 391 and 394 and all other applicable provisions, if any, of the Act, and without any further act or deed be also transferred or be deemed to be transferred to and vest in and be assumed by the Transferee Company so as to become as from the Appointed Date the debts, liabilities, duties and obligations of the Transferee Company on the same terms and conditions as were applicable to RIC and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen, in order to give effect to the provisions of this Clause.

7.3 Upon the Scheme becoming effective and upon the High Courts giving an Order under Section 394 of the Act, RIC shall be dissolved without being wound up.

PART 6

DEMERGER OF THE NETWORK DIVISION OF RCIL INTO RCOVL

8 VESTING OF NETWORK DIVISION

8.1 With effect from the Appointed Date and upon the Scheme becoming effective, the Network Division of RCIL shall under the provisions of Sections 391 and 394 of the Act and pursuant to the orders of the High Courts sanctioning this Scheme and without any further act or deed, be transferred and/or deemed to be transferred to and vested in RCOVL so as to become the properties of RCOVL. Consequently the IRC agreement shall be deemed to be terminated.

PART 7

REORGANISATION OF CAPITAL AND ACCOUNTING TREATMENT

9 ISSUE OF SHARES

9.1 Upon the coming into effect of this Scheme and in consideration of shareholders of AEPL and PCPL agreeing to the extinguishment of their respective shareholding, consequent to the amalgamation of AEPL and PCPL in the Transferee Company as per Part 3 and Part 4 of the Scheme and the dissolution without winding up of the Transferor Companies in terms of the Scheme, and also considering that all shareholders of the Transferor Companies other than shareholders of AEPL and PCPL are Transferor Companies which under the Scheme are amalgamating with the Transferee Company, the Transferee Company shall without any further application, act, instrument or deed, issue and allot to the equity shareholders of AEPL and PCPL, whose names are recorded in the Register of Members (the "Members"), on the Record Date as follows:

a) 55,63,29,165 shares to the equity share holders of AEPL in the ratio of 556.33 Equity shares of Rs. 5/- (Rupees Five only) each, credited as fully paid-up, in the Transferee Company for every 1(One) equity share of the face value of Rs. 10/- (Rupees ten only) each held in AEPL; and

b) 26,51,55,403 shares to the equity share holders of PCPL in the ratio of 26,515.5 Equity shares of Rs. 5/- (Rupees Five only) each, credited as fully paid-up, in the Transferee Company for every 1 (One) equity share of the face value of Rs. 10/- (Rupees ten only) each held in PCPL.

(the above ratio in which the shares of the Transferee Company are to be allotted to the shareholders of the AEPL and PCPL by the Transferee Company are hereinafter collectively referred to as the "Share Exchange Ratio").

9.2 The equity shares to be issued by the Transferee Company pursuant to Sub-clause 9.1 above shall be issued in dematerialized form by the Transferee Company, unless otherwise notified in writing by the shareholders of AEPL and PCPL to the Transferee Company on or before such date as may be determined by the Board of Directors of AEPL and PCPL or a committee thereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of AEPL and PCPL, the equity shares shall be issued to such members in dematerialised form provided that the members of the Transferee Company shall be required to have an account with a depository participant and shall be required to provide details thereof and such other confirmations as may be required. In the event that the Transferee Company has received notice from any member that equity shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her/its account with a depository participant or other confirmations as may be required or if the details furnished by any member do not permit electronic credit of the shares of the Transferee Company, then the Transferee Company shall issue equity shares in physical form to such member or members.

9.3 On approval of the Scheme by the Members of the Transferor Company and the Members of the Transferee Companies pursuant to Section 391 of the Act, it shall be deemed that the said members have also resolved and accorded all relevant consent under Section 81(1A) of the Act or any other provisions of the Act to the extent the same may be considered applicable.

9.4 Equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividends, if any, that may be declared by the Transferee Company, on or after the Effective Date.

9.5 Equity shares of the Transferee Company issued in terms of this Scheme shall be listed on the stock exchange/s in India, where the existing equity shares of the Transferee Company are presently listed.

9.6 The Transferee Company shall, if and to the extent required, apply for and obtain any approvals from concerned regulatory authorities for the issue and allotment of Equity Shares to the members of AEPL and PCPL under the Scheme.

10 ACCOUNTING TREATMENT

10.1 On the Scheme becoming effective, the Transferee Company shall account for the Scheme and its effects as follows:

a) The face value of Equity Shares issued pursuant to Sub-clause 9.1 above will be recorded as Share Capital;

b) The investments held by RCOVL in RIC as well as investments held by the Transferor Companies inter-se will stand cancelled and there shall be no further obligation/outstanding in that behalf;

c) An amount as may be determined by the Board of Directors of RCOVL but not exceeding Rs. 3,000 crores, out of the excess of the Net Asset Value transferred to the Transferee Company over the face value of Equity Shares issued and allotted under the Scheme shall be credited to and held as Provision for Business

Restructuring to meet the costs, expenses and losses which may be suffered by RCOVL in carrying out such restructuring of the operations of RCOVL or any of its subsidiaries as RCOVL considers necessary or proper. The balance of the excess shall be transferred to and credited to the General Reserve Account of RCOVL and shall be available to RCOVL for such purposes as RCOVL at its own discretion considers proper including but not limited to declaration of dividends;

d) All the assets recorded in the books of Transferor Companies and the Network Division of RCIL shall be recorded by the Transferee Company at their respective fair values. All the liabilities recorded in the books of Transferor Companies shall upon becoming the liabilities of the Transferee Company be recorded by the Transferee Company at their respective book values as appearing in the books of the Transferor Companies;

e) Inter-company balances if any, will stand extinguished including in particular the inter-company balances between RIC and RCIL under the IRC Agreement and any consequential credit shall be credited to General Reserve Account of the Company entitled to such credit and any consequential debit shall be debited to General Reserve Account, to the extent balance is available in General Reserve Account, and the balance, if any, shall be debited to the Profit and Loss Account; and

f) If considered appropriate for the purpose of application of uniform accounting methods and policies between the Transferor Companies, and the Transferee Company, the Transferee Company may make suitable adjustments and reflect the effect thereof in the General Reserve Account of the Transferee Company.

10.2 Upon the Scheme becoming effective, the debit balance in the Profit and Loss Account in the books of RCIL shall be adjusted first against the balance in the 'Securities Premium Account' and the balance if any against 'Capital Reserve Account'. The application and reduction of the Securities Premium Account, as above, shall be effected as an integral part of the Scheme itself in accordance with the provisions of Section 78 and Sections 100, 102 and 103 of the Act as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid-up share capital and the order of the Court sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction. The provisions of Section 101 of the Act will not be applicable.

10.3 On the Scheme becoming effective, the Financial Accounts of RIC and RCIL for the year ending March 31, 2005, shall be deemed to be recast as if the expenses, write-offs and provisions, recorded in the accounts of RIC and RCIL on or after March 31, 2005 and identified by the Board of Directors of RIC or RCIL (as the case may be) as relatable to the year ending March 31, 2005 had actually been debited, written off or provided in the Accounts of the Financial Year ending March 31, 2005 and for all purposes of the Act and matters related thereto and this Scheme, it shall be deemed that the accounts and Financial Statements as recast were the accounts and Financial Statements of RIC or RCIL (as the case may be) for the said Financial Year ending on March 31, 2005, provided that the aggregate of such expenses, write-offs and provisions shall not exceed Rs. 2,400 crores in case of RIC and Rs. 2,100 crores in the case of RCIL. As a corollary, the accounts of RIC and RCIL for subsequent years shall be restated appropriately. The Board of Directors of RIC and RCIL shall take such steps as in their opinion are necessary or required including but not limited to obtaining supplementary audit reports and filing / refiling of the accounts and Financial Statements for the purpose of giving effect to this Clause.

Consequently or otherwise, RCOVL shall, for the purposes of carrying out the Accounting Treatment specified in the Scheme, refer to and rely upon the accounts and Financial Statements of RIC and RCIL as recast in the manner provided in this Clause.

PART 8

GENERAL CLAUSES

11 CONDUCT OF BUSINESS

11.1 With effect from the Appointed Date and upto and including the Effective Date:

a) The Transferor Companies and RCIL, in relation to the Network Division, shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the whole or part of the Business and Undertaking to be transferred pursuant to the Scheme, save and except in each case in the following circumstances:

i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

ii. if the same is expressly permitted by this Scheme; or

iii. if written consent of the Transferee Company has been obtained.

b) The Transferee Company shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the undertaking save and except in each case in the following circumstances:

   i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

   ii. if the same is expressly permitted by this Scheme; or

   iii. if written consent of the Transferor Companies and RCIL has been obtained.

c) The Transferor Companies, RCIL and the Transferee Company shall not make any change in their respective capital structure either by any increase, (by issue of equity or shares on a rights basis, bonus shares, convertible debentures or otherwise) decrease, reduction, reclassification, sub-division or consolidation, re-organization, or in any other manner which may, in any way, affect or have the potential of affecting the Share Exchange Ratio (as defined in Sub-clause 9.1 above), except by mutual consent of the respective Board of Directors of the Transferor Companies, RCIL and the Transferee Company or except as may be expressly permitted under this Scheme. Any such change at prices or values determined as per the applicable laws rules or guidelines issued by SEBI or any other statutory authorities or at market determined prices, shall deemed not to affect or affecting the Share Exchange Ratio.

12 LEGAL PROCEEDINGS

12.1 Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Transferor Companies and / or RCIL but, in the case of RCIL limited to suits, actions and proceedings, in relation to the Network Division, pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been pending and/or arising by or against the Transferee Company.

12.2 The Transferee Company undertakes to have all legal or other proceedings initiated by or against the Transferor Companies, in relation to the Network Division of RCIL, referred to in Sub-clause 12.1 above transferred to its name and to have the same continued, prosecuted and enforced by or against the Transferee Company.

13 CONTRACTS, DEEDS AND OTHER INSTRUMENTS

13.1 Subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of the Transferor Companies and RCIL, in relation to the Network Division, or powers or authorities granted by or to it) of whatsoever nature to which the Transferor Companies and RCIL, in relation to the Network Division, is a party or to the benefit of which the Transferor Companies and RCIL, in relation to the Network Division, may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of the Transferor Companies and RCIL, in relation to the Network Division, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company shall, at any time prior to the Effective Date, wherever necessary, enter into, and/or issue and/or execute deeds, writings, confirmations, any tripartite arrangements or novations to which the Transferor Companies and RCIL, in relation to the Network Division will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

13.2 The Transferee Company shall enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which the Transferor Companies and RCIL, in relation to the Network Division, is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and RCIL, in relation to the Network Division, to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies and RCIL, in relation to the Network Division.

14 STAFF, WORKMEN & EMPLOYEES

On the Scheme becoming effective:

14.1 All the employees of the Transferor Companies and RCIL, in relation to the Network Division, in service on the Effective Date shall become the employees of the Transferee Company on such date without any break

or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the Transferor Companies and RCIL, in relation to the Network Division, as on the said date. It is clarified that the employees of the Transferor Companies and RCIL, in relation to the Network Division, who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies, and shall not be entitled to avail of any schemes and benefits that are applicable and available to any of the employees of the Transferee Company, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any agreement/settlement, if any, entered into by the Transferor Companies and RCIL, in relation to the Network Division, with any union/employee of the Transferor Companies and RCIL, in relation to the Network Division.

14.2 The existing provident fund, gratuity fund, and pension and/or superannuation fund or trusts created by the Transferor Companies and RCIL, in relation to the Network Division or any other special funds created or existing for the benefit of the employees of the Transferor Companies and RCIL, in relation to the Network Division, shall at an appropriate stage be transferred to the relevant funds of the Transferee Company and till such time shall be maintained separately. In the event that the Transferee Company does not have its own fund with respect to any such matters, the Transferee Company shall create its own funds to which the contributions pertaining to the employees of Transferor Company shall be transferred.

15 DIVIDENDS, PROFITS, BONUS/RIGHTS SHARES

15.1 With effect from the date of filing of this Scheme with the High Courts and upto and including the Effective Date, the Transferor Companies, RCIL and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period prior to the Effective Date, provided that the Transferor Companies shall not make any such declaration, except with the prior approval of the Board of Directors of the Transferee Company.

15.2 Until the coming into effect of this Scheme, the holder of equity shares of the Transferor Companies, RCIL and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Companies, RCIL and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Board of Directors of the Transferor Companies, RCIL and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies, RCIL and the Transferee Company, respectively.

16 PERMISSIONS

16.1 Any statutory licenses, permissions, approvals or consents to carry on the operations of the Transferor Companies shall stand vested in or transferred to RCOVL without any further act or deed and shall be appropriately mutated by the Statutory Authorities concerned in favour of RCOVL upon the vesting and transfer of the Undertakings pursuant to this Scheme. The benefit of all statutory and regulatory permissions, licenses, environmental approvals and consents, sales tax registrations or other licenses and consents shall vest in and become available to RCOVL pursuant to this Scheme. In so far as the various incentives, subsidies, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by the Transferor Companies are concerned, the same shall vest with and be available to RCOVL on the same terms and conditions.

17 SECURITY

17.1 It is clarified that unless otherwise determined by the Board of Directors of RCOVL, in so far as the assets comprising the Undertakings of the Transferee Companies are concerned:

(i) the security or charge relating to loans, debentures or borrowings of the Transferor Companies shall without any further act or deed continue to relate to the said assets after the Effective Date and shall not relate to or be available as security in relation to the borrowings of RCOVL; and

(ii) the assets of RCOVL shall not relate to or be available as security in relation to the said borrowings of the Transferor Companies.

PART 9

GENERAL TERMS AND CONDITIONS

18 APPLICATION TO THE HIGH COURT

18.1 The Transferor Companies, the Transferee Company and RCIL shall with all reasonable dispatch, make all applications/petitions under Sections 391 and 394 or under Sections 391 and 394 read with Sections 100-103, as the case may be and other applicable provisions of the Act to the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad, as the case may be, for sanctioning of this Scheme. The parties shall in the application also seek order for the dissolution without winding up of the Transferor Companies, excluding RCIL, under the provisions of law, and obtain all approvals as may be required under law.

18.2 The Transferee Company shall also with all reasonable dispatch, make all applications/petitions under Sections 391 and 394 and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanctioning of this Scheme under the provisions of law, and obtain all approvals as may be required under law.

19 MODIFICATION / AMENDMENT TO THE SCHEME

19.1 The Transferor Companies, RCIL and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Board of Directors or any Director or other officer or a committee or committees of the concerned Board or any Director authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "Delegates") of the Transferor Companies, RCIL and the Transferee Company deem fit, or which the High Courts or any other authorities under law may deem fit to approve of or impose and which the Transferor Companies, RCIL and the Transferee Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise for carrying out this Scheme and to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing this Scheme into effect. (In the event that any of the conditions may be imposed by the Courts or other authorities which the Transferor Companies, RCIL and the Transferee Company may find unacceptable for any reason, then the Transferor Companies, RCIL and the Transferee Company are at liberty to withdraw the Scheme). The aforesaid powers of the Transferor Companies, RCIL and the Transferee Company may be exercised by the Delegates of the respective Companies. In particular and without prejudice to the generality of the foregoing the modifications and amendments referred to in this Sub-clause may include modifications and amendments relating to the mode by which the business undertaking assets and properties of the Transferor Companies and RCIL, in relation to the Network Division are transferred to the Transferee Company.

19.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegate of the Transferor Companies, RCIL and the Transferee Company may with the consent of all the other parties give and are authorised to determine and give ~~all~~ such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

20 CONDITIONS

20.1 The Scheme is conditional upon and subject to the following:

a) The Scheme being agreed to by the requisite majority of the members of the Transferor Companies, RCIL and the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, lenders, or contracting party as may be required by law or contract in respect of the Scheme or any of the transfers contemplated under or as a consequence of the Scheme being obtained; and

c) The certified copies of the orders of the High Courts being filed with the Registrar of Companies, Maharashtra, Mumbai and the Registrar of Companies, Gujarat.

20.2 The provisions contained in this Scheme are inextricably inter-linked with the other provisions and the Scheme constitute an integral whole. The Scheme would be given effect to only if is approved in its entirety unless specifically agreed otherwise by the Transferor Companies, RCIL and the Transferee Company by their respective Board of Directors or any Committee constituted by them.

21 EFFECT OF NON-RECEIPT OF APPROVALS

21.1 In the event of this Scheme failing to take effect within 12 months of the first filing with the High Court of Judicature at Bombay or the High Court of Gujarat at Ahmedabad, whichever is later, or by such later date as may be agreed by the respective Board of Directors of the Transferor Companies, RCIL and the Transferee Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

22 COSTS

22.1 All costs, charges, taxes including duties, levies and all other expenses, if any of the Transferor Companies, RCIL in relation to Network Division and RCOVL arising out of or incurred in connection with and implementing this Scheme and matters incidental thereto shall be borne by RCOVL.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 584 OF 2006

In the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956

AND

In the matter of Scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors

RELIANCE COMMUNICATION VENTURES LIMITED a Company incorporated under the Companies Act, 1956 and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.))) .... Applicant Company

FORM OF PROXY

I/We the undersigned, being the Equity Shareholder(s) of Reliance Communication Ventures Limited, the Applicant Company do hereby appoint ______________________________ of ______________and failing him / her ______________________ of ______________ as my / our proxy to act for me/ us at the meeting of the Equity Shareholders of the Applicant Company to be held at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 on Saturday, the 3rd June, 2006 at 10.30 a.m. for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors and at such meeting, and at any adjournment or adjournments thereof, to vote, for me/us and in my/our name(s) ______________________ (here, if for, insert 'for', if against, insert 'against', and in the latter case strike out the words "either with or without modifications" after the word "Amalgamation and Arrangement") the said arrangement embodied in the Scheme of Amalgamation and Arrangement either with or without modification(s) * as my/our proxy may approve.

** strike out what is not necessary*

Dated this ________ day of ________ 2006

Signature:______________________

Name: ______________________________

Address: ______________________________

____

Affix Rupee 1 revenue stamp

(For Demat holding)

DP ID. ______________________ Client ID. ______________________

(For Physical holding)

Folio No. __________ ______________________ No. of Shares held : ______________________

NOTES:

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the Registered Office of the Applicant Company, not later than **FORTY EIGHT** hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

ATTENDANCE SLIP

DP. ID*		Folio No.	
Client ID*		No. of Share(s) held	

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER (in block letters):

____

____

____

NAME AND ADDRESS OF THE PROXY HOLDER

(in block letters, to be filled in by the proxy attending instead of the Equity Shareholder)

____

____

____

I hereby record my presence at the meeting, convened pursuant to the Order dated 28th April, 2006 of the Hon'ble High Court of Judicature at Bombay, of the Equity Shareholders of the Company on Saturday, the 3rd June, 2006 at 10.30 a.m. at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

Signature of the Equity Shareholder or proxy: ________________________

*Applicable for shareholders holding shares in dematerialised form.

Notes:

1. **Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after their signature on it.**
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation and Arrangement.
3. Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the members of the Reliance Communication Ventures Limited will be held on Saturday, the 3rd June, 2006 at 12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders of the Company, whichever is later at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 to transact the following business:

Special Business

1. **Sponsored Global Depositary Receipts / American Depositary Receipts:**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"RESOLVED that in accordance with applicable laws, rules and regulations and subject to the approval, consent, permission and sanction of the Foreign Investment Promotion Board, Government of India, Reserve Bank of India and any other appropriate authorities, institutions or regulators as may be applicable or necessary, and subject to such conditions as may be prescribed in any such approval, consent, permission or sanction, the Board of Directors (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board and authorised by the Board to exercise its powers, including the powers conferred by this Resolution) of the Company be and is hereby authorised to sponsor on behalf of the Company, an issue of Global Depositary Receipts / American Depositary Receipts (hereinafter referred to as the "Sponsored Securities") with the Depositary (hereinafter referred to as "the Overseas Depositary"), against the existing equity shares of the Company deposited by the holders of equity shares of the Company (hereinafter referred to as "the Equity Shareholders"), pursuant to a right given to all the Equity Shareholders (hereinafter referred to as "the Sponsored Offering"), on such terms and conditions, at such time or times and in one or more tranches, as the Board may in its absolute discretion deem fit, including, without limitation, providing the Equity Shareholders an option to renounce their right and entitlement to participate in the Sponsored Offering to another Equity Shareholder, if the terms of the document inviting the participation of the Equity Shareholders so provide and in such mode and manner as may be determined by the Company in consultation with the Underwriter(s) and/or Manager(s), and to cause allotment to the investors in foreign markets (whether Institutions and/or incorporated and/or unincorporated bodies and/or individuals or otherwise and whether such investors are Members of the Company or otherwise) of the Sponsored Securities by the Overseas Depositary, where each such Sponsored Securities shall represent such number of the existing fully paid Equity Shares of par value of Rs.5/- per share as may be decided by the Board, deposited pursuant to the Sponsored Offering, and the aggregate size of the Sponsored Offering, shall not be greater than US $ 1 (One) billion (Offer size) provided however that the Board, at its absolute discretion, will have the right to retain additional Equity Shares for the purpose of over allotement, not exceeding 20% of the offer size (green shoe option) ensuring that the foreign shareholding after completion of the Sponsored Offering shall not exceed 74% of the outstanding Equity.

RESOLVED FURTHER that the Company do sponsor through the Overseas Depositary, the issue of Sponsored Securities representing the underlying Equity Shares deposited pursuant to the Sponsored Offering.

RESOLVED FURTHER that the pricing of the Sponsored Offering be determined by the Board, in consultation with the Underwriter(s) and/or Manager(s), in accordance with the provisions of applicable law, rules and regulations and the prevailing market conditions.

RESOLVED FURTHER that for the purpose of giving effect to the Sponsored Offering and the allotment of Sponsored Securities as described above, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, including without limitation, determine the number of Equity Shares to be offered or sold, the over-allotment option, determine whether or not the Equity Shareholders, subject to applicable securities laws, have a right to renounce their entitlement to participate in the Sponsored Offering to other Equity Shareholders; determine the length of the Invitation of Offer period, issue and circulate the Invitation to Offer, file Registration Statement and/ or other document(s) with any regulator, list the securities on one or more overseas Stock Exchanges, enter into managing, underwriting, indemnification, marketing, listing, trading, depositary, custodian, registrar, escrow, trustee arrangements and sign all deeds, documents and writings and to pay any fees, commissions, remuneration and expenses relating thereto.

RESOLVED FURTHER that the Board be and is hereby authorised to determine all terms and conditions of the Sponsored Offering, settle all questions, difficulties or doubts that may arise in regard to the Sponsored Offering, offer or allotment of Sponsored Securities and in complying with the Sponsored ADR / GDR Regulations, the number of Equity Shares being offered or sold, the eligibility of the Equity Shareholder to participate in the Sponsored Offering or the right to renounce their entitlement to participate thereto, offer or allotment of Sponsored Securities, as it may, in its absolute discretion, deem fit, without being required to seek any further clarification, consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this Resolution.

RESOLVED FURTHER THAT for the purpose of giving effect to the aforesaid resolution, the Board be and is hereby authorised to delegate all or any of the powers hereby conferred to any Committee of Directors or the Chairman or any other Officers / Authorised Representatives of the Company".

2. **Change of Name**

To consider and if thought fit, to pass with or without modifications, the following resolution as a **Special Resolution:**

"RESOLVED THAT in accordance with the provisions of Section 21 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and subject to the approval of the Central Government, consent of the Company be and is hereby given for changing the name of the Company from "Reliance Communication Ventures Limited" to "Reliance Communications Limited" and accordingly, the name "Reliance Communications Limited" shall appear in the Memorandum and Articles of Association of the Company and that the Board of Directors of the Company, be and is hereby authorised to do all such acts and things and deal with all such matters and take all such steps and consider such delegations as it may in its absolute discretion deem necessary and to settle any question that may arise in this regard as may be necessary to give effect to this resolution."

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.

By Order of the Board
For **Reliance Communication Ventures Limited**

Hasit Shukla
Company Secretary

Mumbai, 5th May, 2006

Notes:

1. **A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of himself and a proxy need not be a Member of the Company. The instrument appointing a proxy should, however, be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting.**
2. The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 setting out material facts is annexed hereto.
3. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturday between 11.00 a.m. and 4.00 p.m., up to one day prior to the ensuing Extraordinary General Meeting.
4. Members who hold shares in dematerialised form are requested to bring their Client ID and DP ID numbers for easy identification of attendance at the Meeting.
5. Members are informed that in case of joint holders attending the Meeting, only such joint holder who is higher in order of the names will be entitled to vote.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956 IS ANNEXED HERETO :-

Item No. 1

Sponsored Global Depositary Receipts / American Depositary Receipts :

The Company proposes to sponsor an offering of American Depositary Receipts (ADR) / Global Depositary Receipts (GDR) by the existing equity shareholders against the equity shares held by them. This would enable the existing equity shareholders to divest their holding in overseas markets.

Reserve Bank of India (RBI) vide FEMA Notification No 41/2001-RB dated March 2, 2001, (the 2001 Notification) has notified the provisions for a company to sponsor an issue of ADR / GDR with an overseas Depositary against existing equity shares held by the equity shareholders of a company. The Operative Guidelines issued by the Government of India, Ministry of Finance and RBI following the aforesaid notification requires a company to obtain the approval of the shareholders by special resolution to sponsor such an offering.

As per the regulations on sponsored ADR / GDR including Regulation 4B of the 2001 Notification and the Operative Guidelines for Disinvestment of shares by the Indian companies in the overseas market through issue of ADR / GDR as notified by the Government of India, Ministry of Finance vide Notification No.15/23/99-NRI dated July 29, 2002, and published in RBI Circular A.P. (DIR Series). Circular No. 52 dated November 23, 2002 (collectively the "Sponsored DR Regulations"), the program has to be sponsored by the Company and all expenses incurred by the Company in relation to the Sponsored ADR / GDR Offering will be deducted from the proceeds and the net amount will be paid to the Equity Shareholders whose shares are accepted in the Sponsored ADR / GDR Offering. In the event, the Sponsored ADR / GDR Offering can not be concluded for any reason, all expenses incurred in connection with the Sponsored ADR / GDR Offering shall be borne by the Company.

The pricing of the Sponsored ADR / GDR Offering shall be determined by the Board in accordance with the Sponsored DR Regulations.

All holders of equity shares issued in India are accordingly eligible to tender shares held by them for divesting in the overseas market. The existing Global Depositary Receipts / Foreign Currency Convertible Bond holders of the Company cannot tender ADR / GDR in the offering. In terms of the Sponsored DR Regulations, the equity shares accepted for participation in the Sponsored Offering may be kept in an escrow account.

In terms of the Sponsored DR Regulations, the equity shares accepted from the shareholders for the purpose of participation in the Sponsored Offering will in the event of Share tendered exceeding the number of Shares to be divested be accepted in proportion to each selling shareholder's holding in the Company. The proceeds from the issue of ADR / GDR, net of expenses, which are to be borne by the selling shareholders (other than listing expenses which will be borne by the Company) will be distributed to the selling shareholders whose equity shares are accepted. The selling shareholders will also be liable to bear taxes as applicable. The Sponsored Offering will not result in any dilution by way of increase in the capital base of the Company.

The Equity Shareholders may also be provided a right to renounce their right and entitlement to participate in the Sponsored Offering to another Equity Shareholder instead of participating in the Sponsored Offering and which option shall be available if provided for in the terms of the document inviting the participation of the Equity Shareholders ("Invitation to Offer"), and mode and manner of which would be determined by the Board in consultation with the Underwriter(s) / Manager(s). Such a right to renounce the right to participate in the Sponsored Offering would be available to Equity Shareholders only upon the Board approving such a right to renounce and the terms of such right to renounce would be detailed in the Invitation of Offer.

For this purpose, the Company is considering the various options including to make a targeted offering to retail / institutional investors in Japan, in one or more tranches, as may be appropriate. The Sponsored Offering will be of the size of upto US$ 1 billion. However, the Board will have a green shoe option of upto 20% (i.e. US$ 200 million), exercisable at its absolute discretion, whereby the Board will have the right to retain appropriate number of additional Equity Shares for the purpose of over allotment under the Sponsored Offering.

The said GDR/ADR programme relates only to existing shares of the Company, and will not result in any increase in the outstanding share capital of the Company. The said GDR/ADR programme will be in accordance with applicable guidelines and will also be subject to all necessary permissions, sanctions and approvals including approval of shareholders.

The DRs issued pursuant to the sponsered offering will constitute Foreign Direct Investment ("FDI").

As per policy on FDI announced by the Government of India, Ministry of Commerce and Industry, Department of Industrial Policy and Promotion (FC Section) vide Press Note No. 4 (2006 Series) dated February 10, 2006, the aggregate foreign shareholding in telecommunication company from all sources, comprising Foreign Direct Investment (FDI) including ADR / GDR, FCCB, holding of Foreign Institutional Investors (FIIs), and holding of Non-Resident Indians (NRIs) / Overseas Corporate Bodies (OCBs), convertible preference shares and proportionate foreign equity in Indian promoters / investing companies cannot exceed 49% through Automatic Route and 74% of the paid-up equity shares capital of the Company by approval of Foreign Investment Promotion Board . Reserve bank of India vide their letter No.FE.Co.FID/21163/11.01.008/2005-06 dated 3rd April, 2006 has increased the limit for investments in the shares or debentures convertible into shares of the Company by FIIs upto 49% of the paid-up equity share capital or the paid up value of the respective series of the convertible debentures of the Company and Company has made application to Foreign Investment Promotion Board to increase the limit for investments in the shares or debentures convertible into shares of the Company by FIIs upto 74% of the paid-up equity share capital or the paid up value of the respective series of the convertible debentures of the Company. The total foreign shareholding in the Company as on April 28, 2006 was 25.04%. The Company thus has adequate room for issue of DRs.

The Board of Directors recommends the Special Resolution set out at Item No. 1 of the accompanying Notice for the approval of the Members.

No Director is in any way concerned or interested in the Resolution set out at Item No. 1 in the Notice except to the extent of their respective holding of equity shares in the Company and to the extent of his participating in the proposed Sponsored Offering, as also to the extent of participation in the proposed Sponsored Offering by a company / body corporate / firm in which the Director or his relative may be directly or indirectly interested.

Item No. 2

Change of Name

Consequent upon the effectiveness of the proposed Scheme of Amalgamation and Arrangement, the Company would transform into a fully integrated communication business provider. The Company would offer services that span the entire information and communication value chain including wireless and wireline, voice, data, broad band, internet, value added services and international and domestic long distance services . The Company would no longer remain a communication venture enterprise.

It is therefore deemed appropriate to change the name of the Company to the proposed name. The Board of Directors believe that the new name would enable the Company to more accurately reflect its business.

In terms of Section 21 of the Companies Act, 1956, name of the Company can be changed with the approval of the Central Government and the Shareholders by way of a Special Resolution. The Company has made required application for making the new name available to the Registrar of Companies, Maharashtra, Mumbai.

The Board of Directors recommends the Special Resolution set out at Item No. 2 of the accompanying Notice for the approval of the Members.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.

By Order of the Board
For **Reliance Communication Ventures Limited**

Hasit Shukla
Company Secretary

Mumbai, 5th May, 2006

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

FORM OF PROXY

I/We ______________________________ of ______________________________ being a member members of Reliance Communication Ventures Limited hereby appoint ______________________________ of ____________ or failing him / her ____________________ of __________ as my / our proxy to vote for me/ us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Saturday, the 3rd June, 2006 at 12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders, whichever is later, at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 and at any adjournment thereof.

Dated this ________ day of ________ 2006

Signature: ____________________

Name: ______________________________

Address: ______________________________

____

Affix Rupee 1 revenue stamp

(For Demat holding)

DP ID. ______________________________ Client ID. ______________________________

(For Physical holding)

Folio No. ______________________________ No. of Shares held : ______________________________

NOTES:

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the Registered Office of the Company, not later than **FORTY EIGHT** hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

THIS PAGE IS INTENTIONALLY LEFT BLANK

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

ATTENDANCE SLIP

DP. ID*			Folio No.	
Client ID*			No. of Share(s) held	

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER (in block letters):

NAME AND ADDRESS OF THE PROXY HOLDER
(in block letters, to be filled in by the proxy attending instead of the Equity Shareholder)

I hereby record my presence at the Extraordinary General Meeting of the Company, convened at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 of the Equity Shareholders of the Company on Saturday, the 3rd June, 2006 at 12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders, whichever is later.

Signature of the Equity Shareholder or proxy: ______________________

*Applicable for shareholders holding shares in dematerialised form.

Notes:

1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after their signature on it.
2. Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

Book Post
(Under Certificate of Posting)

If undelivered please return to :
Karvy Computershare Private Limited
(Unit : Reliance Communication Ventures Limited)
Plot No. 17-24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: "H" Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400710, India.
Tel: (+91) 22 – 30386286 Fax L (+91) 22 – 30376622

05th May, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 05th May, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules and Regulations, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India.
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/012/May/2006-07

May 5, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: Reliance Communication Ventures Limited to sponsor secondary market GDR/ADR Programme

We wish to inform you that the Board of Directors of Reliance Communication Ventures Limited (the "Company") has today **approved a proposal to sponsor a secondary market offering of Global/American Depositary Receipts (GDR/ADRs)**, to enable Shareholders of the Company to offer their existing shareholdings to **financial / strategic international investor(s) and/or through a targeted offering to retail/institutional investors in Japan, at a premium to the market price, for an amount upto US$ 1 billion (approx. Rs. 4,500 crore)**, in one or more tranches, as may be appropriate.

The said GDR/ADR programme relates only to existing shares of the Company, and will not result in any increase in the outstanding share capital of the Company. The said GDR/ADR programme will be in accordance with applicable guidelines and will also be subject to all necessary permissions, sanctions and approvals, including approval of shareholders.

A copy of the Media Release is enclosed.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

MEDIA RELEASE

BOARD OF RELIANCE COMMUNICATIONS APPROVES PROPOSAL TO SPONSOR SECONDARY MARKET GDRs/ADRs

OFFERING OF UP TO Rs. 4,500 CRORE (US$ 1 BILLION) AT A PREMIUM TO DOMESTIC MARKET PRICE

OFFERING TO FINANCIAL/STRATEGIC INTERNATIONAL INVESTORS AND/OR RETAIL AND INSTITUTIONAL INVESTORS IN JAPAN

NO INCREASE IN EXISTING EQUITY SHARE CAPITAL

Mumbai, 5th May, 2006: The Board of Directors of Reliance Communications Ventures Limited today approved a **proposal to sponsor a secondary market offering of Global / American Depositary Receipts** (GDR/ADRs).

The proposed offering will enable **existing shareholders to offer their shareholdings** to:

- **Financial/Strategic international investors**
- **Retail / Institutional investors in Japan**

The **offering**, of **up to Rs. 4,500 crore (US$ 1 billion), will be at a premium to the domestic market price,** and will be in one or more tranches, as may be appropriate.

The proposed GDR/ADR programme **relates only to existing shares,** and **will not result in any increase** in the outstanding **share capital.**

The **equity share capital** of RCOVL post the already announced reorganization, **will remain unchanged at Rs 1,022 crore** (US$ 228 million), comprising approximately 204 crore shares of Rs. 5 each.

The GDR/ADR programme will be in accordance with applicable guidelines, and will be subject to all necessary sanctions and approvals, including approval of shareholders.

The present market capitalisation of the Company (based on the post reorganisation equity share capital) is approx. Rs. 70,000 crore (over US$ 15 billion).

Background

Reliance Communication Ventures Limited is part of Reliance – Anil Dhirubhai Ambani Group.

RCVL is India's largest integrated communications service provider in the private sector with over 21 million individual consumer, enterprise, and carrier customers as at March 31, 2006. We operate pan-India across the full spectrum of wireless, wireline and long distance voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data, and internet services and submarine cable network infrastructure globally.

As presently constituted, RCVL was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited. Our shares were listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

MEDIA RELEASE

BOARD OF RELIANCE COMMUNICATIONS APPROVES PROPOSAL TO SPONSOR SECONDARY MARKET GDRs/ADRs

OFFERING OF UP TO Rs. 4,500 CRORE (US$ 1 BILLION) AT A PREMIUM TO DOMESTIC MARKET PRICE

OFFERING TO FINANCIAL/STRATEGIC INTERNATIONAL INVESTORS AND/OR RETAIL AND INSTITUTIONAL INVESTORS IN JAPAN

NO INCREASE IN EXISTING EQUITY SHARE CAPITAL

Mumbai, 5th May, 2006: The Board of Directors of Reliance Communications Ventures Limited today approved a **proposal to sponsor a secondary market offering of Global / American Depositary Receipts** (GDR/ADRs).

The proposed offering will enable **existing shareholders to offer their shareholdings to**:

- **Financial/Strategic international investors**
- **Retail / Institutional investors in Japan**

The **offering, of up to Rs. 4,500 crore (US$ 1 billion), will be at a premium to the domestic market price,** and will be in one or more tranches, as may be appropriate.

The proposed GDR/ADR programme **relates only to existing shares,** and **will not result in any increase** in the outstanding **share capital**.

The **equity share capital** of RCOVL post the already announced reorganization, **will remain unchanged at Rs 1,022 crore** (US$ 228 million), comprising approximately 204 crore shares of Rs. 5 each.

The GDR/ADR programme will be in accordance with applicable guidelines, and will be subject to all necessary sanctions and approvals, including approval of shareholders.

The present market capitalisation of the Company (based on the post reorganisation equity share capital) is approx. Rs. 70,000 crore (over US$ 15 billion).

Background

Reliance Communication Ventures Limited is part of Reliance – Anil Dhirubhai Ambani Group.

RCVL is India's largest integrated communications service provider in the private sector with over 21 million individual consumer, enterprise, and carrier customers as at March 31, 2006. We operate pan-India across the full spectrum of wireless, wireline and long distance voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data, and internet services and submarine cable network infrastructure globally.

As presently constituted, RCVL was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited. Our shares were listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SEC/004/May/2006-07

2nd May, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 3rd April 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules as per statement attached. A copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement Clause 41	Submission of financial results immediately after meeting of the Board of Directors	Stock Exchanges	Immediately after Board meeting	Copy of the letter dated 30.04.06	Annexure -1
2	Stock Exchange Listing Agreement	Submission of Media release and proforma consolidated unaudited financial results for the quarter ended 31.03.2006	Stock Exchanges	Immediately	Copy of the letter dated 1.05.06	Annexure -2
3	Stock Exchange Listing Agreement	Report on proforma unaudited financial conditions, results of operation and cash flow of the Company for the quarter ended 31.03.2006	Stock Exchanges	Immediately	Copy of the letter dated 2.05.06	Annexure -3

Annexure – 1

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/012/Apr/2006-07

April 30, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCVL

Dear Sir,

Sub: 1. Unaudited Financial Results for the quarter ended 31st March 2006.
2. Appointment of Independent Director
3. Reclassification of Authorised Capital

1. Pursuant to Clause 41 of the Listing Agreement, we enclose herewith unaudited financial results of the Company for the quarter ended 31st March 2006 taken on record by the Board of Directors at its meting held on 30th April, 2006.

2. The Board of Directors of the Company has appointed Shri Deepak Shourie as Independent Director of the Company. Shri Deepak Shourie has more than 37 years' exposure with an emphasis on Media, Consumer goods, and Corporate affairs. He is presently holding the position of EVP and Managing Director of Discovery Communication India.

3. The Board of Directors also approved the reclassification of Authorised Share Capital by reclassifying 100 crore unclassified shares of Rs. 5 each into equity shares of Rs. 5 each. The Authorised Share Capital of the Company now is Rs. 1500 crore consisting of 300 crore equity shares of Rs. 5 each.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above.

Reliance Communication Ventures Limited

Reliance - Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter ended 31st March, 2006

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended		Year ended
		31-Mar-06 (Unaudited)	31-Mar-05 (Unaudited)	31-Dec-05 (Nine Months Audited)
1	Income			
	a) Interest	57.22		6.79
	b) Rent Income	4.85		6.47
	c) Other Income	0.49		
	Total Income	62.56		13.26
2	Total expenditure			
	a) Staff cost	0.51		1.11
	b) Advertisement expenses	14.56		-
	c) Postage expenses	3.14		-
	d) Operating, general and other administration expenses	1.69		0.56
	e) Interest	24.69		-
3	Depreciation	2.02		2.74
4	Profit before tax (1-2-3)	15.95		8.85
5	Provision for tax			
	Current tax	0.27		2.57
	Deferred tax	0.51		0.63
6	Net profit after tax (4-5)	15.17		5.65
7	Paid-up share capital			
	Equity shares of Rs.5 each (for 31st March, 2005 Rs. 10 each)	611.57	0.01	0.05
8	Reserves excluding revaluation reserves			14 783.43
9	Earnings Per Share			
	Basic (Rs.)	0.17	-	849.62
	Diluted (Rs.)	0.17	-	0.10

NOTES

1. 122 31 30 422 equity shares of Rs. 5 each fully paid up were allotted on 27th January, 2006 to the shareholders of Reliance Industries Limited (RIL) (except the specified shareholders)and 1 00 000 equity shares of Rs. 5 each fully paid up have been cancelled pursuant to the Scheme of Demerger between the Company with RIL sanctioned by the High Court of Judicature at Bombay.

2. Figures for the current year incorporate the transactions specified in the Scheme of demerger of RIL which has vested with the Company, and are therefore not comparable with those of the previous year, which is of the period of nine months. This is the first quarterly financial results of the Company since the listing of the equity shares of the Company at Bombay Stock Exchange and the National Stock Exchange of India Limited with effect from 6th march, 2006.

3. Since the Company was in pre-operative stage as at March 31, 2005, profit and loss account was not prepered for that period. Hence the figures relating to the quarter ending March 31, 2005 are also not comparable.

4. The Board of Directors of the Company at its meeting held on March 12, 2006 approved a Scheme of Amalgamation and Arrangement (SoAA) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercials Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited with the Company and respective shareholders and creditors. The proposed Scheme also provides for the demerger of the Network division of Reliance Communication Infrastructure Limited and vesting the same with the Company. The Scheme will be subject to all necessary permissions, sanctions and approvals, including inter-alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities, etc.

5. The Company has made an international offering of Foreign Currency Convertible Bonds (FCCB) for US $ 500 Million having maturity period of 5 years and 1 day and the conversion price will be Rs. 480.68 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. The FCCB will be issued and alloted on May 9, 2006. In the event the FCCBs are fully converted into equity shares, the equity share capital of the Company would increase by approx. 4.62 crore equity shares of Rs. 5 each.

6. Six Complaints were received from the Investors during the quarter, out of which one complaint was resolved. Five Complaints were pending as on March 31, 2006, which have been resolved by April 3, 2006.

7. There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by Institute of Chartered Accountants of India.

8. The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subject to "Limited Review" by the Auditors of the Company for the quarter ended 31st March, 2006.

9. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on April 30, 2006.

Place: Mumbai

Date: 30th April,2006

for Reliance Communication Ventures Limited

Anil D. Ambani
Chairman

Annexure - 2

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/012/May/2006-07

May 01, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: Proforma Consolidated Financial Results of the Company for the year ended 31st March 2006

Further to the un-audited financial results of the Company for the quarter ended March 31, 2006, furnished vide our letter dated April 30, 2006, the Company, as a measure of transparency and good corporate governance in the interests of its over 20 lakh shareholders, has prepared Proforma Consolidated Financial Results, for the year ended 31st March 2006 on the basis of the proposed Scheme of Reorganisation, considering as if the same is already in force and had been in force throughout the year April 01, 2005 to March 31, 2006.

The said Proforma Consolidated Financial Results comprise financial results, inter alia of the key operating companies viz. Reliance Infocomm Limited, Reliance Telecom Limited and Reliance Communication Infrastructure Limited.

A copy of Media Release issued by the Company in this regard is enclosed.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above.

Media Release

Reliance
Anil Dhirubhai Ambani Group

RELIANCE COMMUNICATIONS VENTURES LTD. ANNOUNCES PROFORMA CONSOLIDATED Q3 FINANCIALS

REVENUES OF Rs 3,327 CRORE (US$ 749 MILLION)

EBITDA OF Rs 848 CRORE (US$ 190 MILLION)

CASH PROFIT OF Rs 720 CRORE (US$ 162 MILLION)

NET PROFIT OF Rs 310 CRORE (US$ 70 MILLION)

Mumbai, February 21, 2006: Reliance Communications Ventures Ltd. (RCVL), one of the four Reliance – Anil Dhirubhai Ambani Group companies formed on the reorganization of the Reliance group, today announced unaudited proforma consolidated results for the latest quarter ended December 31, 2005.

The highlights of financial performance are:

- **Total revenues of Rs 3,327 crore (US$ 749 million)**
- **EBITDA of Rs 848 crore (US$ 190 million)**
- **Cash profit of Rs 720 crore (US$ 162 million)**
- **Net profit of Rs 310 crore (US$ 70 million)**

The net profit of Rs. 310 crore (US$ 70 million) for Q3 ended December 31, 2005, compares with a net loss of Rs. 250 crore (US$ 56 million) for Q1 ended June 30, 2005, being the period prior to the announcement of restructuring and demerger of the Reliance group.

These proforma numbers are based on financial performance of all companies in the RCVL group, including inter alia Reliance Infocomm Ltd., Reliance Communications Infrastructure Ltd., FLAG Telecom, and Reliance Telecom (prior to adjustment for minority interests).

As the company was not in existence in the financial year 2004-05, there are no comparable figures for the preceding year.

RCVL is not yet a listed company, and to that extent, disclosure of quarterly financial results is statutorily not required to be made.

Media Release

Reliance
Anil Dhirubhai Ambani Group

This disclosure is voluntarily being made to uphold the highest standards of transparency and corporate governance, for the benefit of over 20 lakh Reliance investors, who have become RCVL shareholders, as a result of the scheme of arrangement of Reliance Industries Ltd. (RIL) approved by the Hon'ble High Court of Judicature at Bombay in December 2005.

As already announced, RCVL is expected to be listed on the BSE and NSE in the week beginning March 6, 2006, subject to regulatory and other approvals.

Proforma Consolidated Results of RCVL:

(in Rs crore)

	Q1 FY06	Q2 FY06	Q3 FY06
Total Revenues	**2,540**	**2,787**	**3,327**
Access and IUC	714	819	832
Total Operating Expenses	1,518	1,390	1,449
Licence Fee	141	162	198
Total Cost	2,373	2,371	2,479
EBITDA	**167**	**416**	**848**
Net Interest	35	54	128
Depreciation & Amortisation	376	379	398
Cash Profit from Operations	132	362	720
PBT	**-244**	**-17**	**322**
Tax	6	1	12
PAT	**-250**	**-18**	**310**

Media Release

RELIANCE COMMUNICATIONS ANNOUNCES
PROFORMA CONSOLIDATED RESULTS FOR QUARTER ENDED MARCH 31, 2006

EBITDA OF RS 1,042 CRORE (US$ 234 MILLION) – AN INCREASE OF 23%
OVER THE PREVIOUS QUARTER ENDED DECEMBER 31, 2005

EBITDA MARGIN RISES FROM 28% TO 35% SEQUENTIALLY QUARTERS

NET PROFIT OF RS 440 CRORE BEFORE EXTRAORDINARIES (US$ 99 MILLION) –
AN INCREASE OF 42% OVER THE PREVIOUS QUARTER

REVENUES OF RS 2,970 CRORE (US$ 668 MILLION) FOR THE QUARTER

CONTINUATION OF STRONG GROWTH TREND IN PROFITABILITY
ACROSS WIRELESS, GLOBAL, AND BROADBAND BUSINESSES

NET WORTH OF RS 11,742 CRORE (US$ 2,639 MILLION)

NET DEBT OF RS 3,293 CRORE (US$ 740 MILLION) –
NET DEBT TO EQUITY RATIO AT A CONSERVATIVE 0.28:1

MARKET CAPITALIZATDN (POST REORGANIZATION) OF RS 65,000 CRORE
(NEARLY US$ 15 BILLION)

RELIANCE COMMUNICATIONS TO BE PART OF THE SENSEX, FROM JUNE 12, 2006

Mumbai, May 01, 2006: Reliance Communications Ventures Limited (RCVL), one of the four Reliance – Anil Dhirubhai Ambani Group companies formed on the reorganization of the Reliance Group, today announced unaudited proforma consolidated financial results for the quarter ended March 31, 2006.

The highlights of financial performance are:

- **EBITDA of Rs 1,042 crore** (US$ 234 million), **growth of 23%** over the previous quarter ended December 31, 2005
- **EBITDA margin rises from 28% to 35% sequentially**
- **Net Profit of Rs 440 crore** (US$ 99 million) prior to extraordinaries, **growth of 42%** over the previous quarter
- **Total Assets of nearly Rs 26,000 crore** (US$ 5,845 million)
- **Net Worth of Rs 11,742 crore** (US$ 2,639 million) as at March 31, 2006
- **Net Debt of Rs 3,293 crore (US$ 740 million)** as at March 31, 2006

The proforma consolidated financial results relate to RCVL and its operating companies, including inter alia Reliance Infocomm Limited (RIC), Reliance Communications Infrastructure Limited (RCIL), Reliance Telecom Limited (RTL), and FLAG Telecom Limited (FLAG).

In the interests of better disclosure, and to assist investors in understanding overall performance of RCVL, the proforma numbers have been prepared as if the proposed corporate reorganization (previously announced) had been implemented for the quarter.

The proforma numbers are based on a prudent and conservative accounting methodology, whereby revenues during the quarter from Lifetime Free Incoming plans have been deferred over a period of 46 to 65 months.

Commenting on the results, **Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Ventures Limited** said:

"Reliance Communications – India's youngest, fastest, largest communications company – maintained its market leadership, with product offerings best suited to the requirements of millions of customers across all segments and in each and every service area.

Our Wireless business achieved the highest ever acquisitions of 3.2 million customers in a single quarter, with our total base crossing a record 20 million customers as at March 31, 2006 – India's largest wireless customer base.

The EBITDA margin of the Wireless business expanded from 32% to 36%, led by record customer acquisitions, economies of scale, cost efficiencies and productivity gains.

Increased volumes in long distance voice and international data, combined with cost efficiencies, resulted in an expansion in EBIDTA margins of our Global business from 15% to 19%.

The Broadband business achieved revenue growth of 54%, and strong EBITDA margin expansion from 20% to 31% sequentially.

I am delighted that, with the listing of Reliance Communications during the quarter, our over 2 million investors now have the opportunity to directly participate in the Company's growth and value creation."

Youngest, Fastest, Largest

- First to achieve the **milestone of 1 million net additional wireless customers** in a single month in December 2005
- Sustained this growth rate by acquiring **over 1 million net additional wireless customer in three consecutive months - January, February, and March 2006**
- Changed the game in wireless customer acquisition with a slew of promotions **bundling high levels of talktime and messaging with a range of colour and black and white handsets at different price points**

- **First and only operator to extend the "Lifetime Free Incoming" scheme to pre-paid fixed wireless customers**, after having pioneered and developed the incoming-only segment for pre-paid mobile customers

- **Innovated "Lifetime Rental Free" plans** for post paid mobile and fixed wireless customers

- **Broke the Circle barrier with pioneering launch of "One Nation, One Tariff"** flat rate national long distance schemes on January 1, 2006

- Changed the way consumers perceive and use long distance call services by making **"One Nation, One Tariff" plans available with unique daily, weekly, and monthly validity and Reliance to Reliance pricing for our customer communiy**

- **Slashed international long distance tariffs by 45% to 69%** for calls to various countries, including the United States, Canada, Europe and Middle East

- **First operator globally to introduce seamless inter-standard international roaming facilities**, "One World, One Number", on over 350 CDMA and GSM networks globally

- **Reliance World in Hindi now available on our over 10 million multimedia-enabled handsets** – first operator globally to offer wireless multimedia services in more than one language script on the same handset

- **Unique premiere of a TV channel on a wireless multimedia platform** – TIMES NOW English news channel launched on Reliance World even before the channel was available to TV viewers over cable networks

- **E-Learning through Reliance WebWorld** – XLRI, Jamshedpur, one of Asia's leading HR institutes, launched a package of e-learning programs using our state-of-the-art video conferencing facilities to reach out to students across multiple locations on a real time basis

- In a significant milestone for our enterprise broadband services, we will **activate online 122 GE Money locations through one of the largest IP-VPN implementations in India**

- **Star Indian cricketer, Mahendra Singh Dhoni, appointed our brand ambassador.** We will use Dhoni's mass appeal to herald an enhanced customer experience across our existing products and a new and exciting product range in future

Business Review

- **Wireless**

We achieved a record quarter for customer growth – more than 1 million additions every month.

Our All India market share of additional customers was 21%, the highest of any operator.

Our success in customer acquisition reflects the popularity of our innovative promotions and schemes. We have changed the game by offering a slew of promotions bundling high

levels of talktime and messaging with a range of competitively priced handsets and by introducing the first "One India" schemes with different validities.

Our Wireless operating division achieved highest ever customer acquisitions of 3.2 million in the fourth quarter. At March 31, 2006, we had 20.2 million wireless subscribers. The EBITDA margin of Wireless increased from 32% to 36% in sequential quarters.

- **Global**

Record growth in our wireless and wireline customer base led to a significant increase in total long distance business. Our 100% owned subsidiary FLAG had a record quarter for new data business. **Increased volumes in voice and data, combined with cost efficiencies, resulted in an increase in EBITDA margin of Global from 15% to 19% in sequential quarters.**

- **Broadband**

Broadband experienced the highest percentage revenue growth among all three operating divisions. Our comprehensive product portfolio allowed us to make significant in-roads into key accounts, both as first time and repeat order customers and in broadening our SME customer base.

Broadband achieved revenue growth of 54% sequentially, and an EBITDA margin expansion from 20% to 31%.

Financial Review

Driven by strong customer acquisition performance and cost efficiencies, we achieved significant growth in profitability.

EBITDA before extraordinary items increased by 23% from Rs 848 crore (US$ 191 million) to Rs 1,042 crore (US$ 234 million) sequentially.

Profit after tax, prior to extraordinaries, increased by 42% from Rs 310 crore (US$ 70 million) to Rs 440 crore (US$ 99 million) sequentially.

As at March 31, 2006, the net worth of the company stood at Rs 11,742 crore (US$ 2,639 million), the highest net worth of any private sector telecom services company in India.

Our net debt stood at Rs 3,293 crore (US$ 740 million), reflecting a net debt to equity ratio of 0.28:1, and providing a strong platform for leveraging our balance sheet to raise resources for our future growth plans. At a conservative net debt to equity ratio of 1:1, we have capacity to add over Rs 8,000 crore (US$ 1.8 billion) of leverage on our balance sheet.

The market capitalization of RCVL as at April 29, 2006, based on equity capital post reorganization, was Rs 65,000 crore (nearly US$ 15 billion).

RCVL will be included in the benchmark index, the BSE Sensex, from June 12, 2006.

Mobilisation of Resources

RCVL has raised Rs 2,224 Crore (US$ 500 million) through issue of Foreign Currency Convertible Bonds (FCCBs) during the quarter, on extremely competitive terms.

The FCCBs carry a conversion price of Rs 480.68 per share, representing a premium of 50% to the closing share price of RCVL share on March 21, 2006.

The Bonds have a maturity period of 5 years and 1 day, and are Zero Coupon FCCBs, with a Yield To Maturity (YTM) of 4.65% per annum – representing pricing of LIBOR less 50 basis points on date of issue.

In the event the FCCBs are fully converted into equity, the share capital of RCVL would increase by approximately 4.62 crore equity shares of Rs 5 each only, which is barely 2% of fully diluted equity share capital post the recently announced corporate reorganization.

Corporate Restructuring

Under the ownership structure resulting from the demerger and vesting, RCVL did not own a majority stake in any of its principal operating companies. This legacy structure, arising from the period prior to the reorganisation of the Reliance group, had significant drawbacks.

As previously announced, on March 12, 2006 the Board of RCVL approved a reorganization whereby RIC will be merged fully with RCVL and become an operating division, RCIL, RTL and FLAG Telecom, will become wholly-owned direct subsidiaries of RCVL. The reorganization will be effected by way of an exchange of shares under a scheme of arrangement and does not involve any cash transactions. The merger formalities are currently underway and are expected to be completed by the end of the third quarter of the current financial year.

* * * * *

Background

Reliance Communication Ventures Limited is part of the Reliance – Anil Dhirubhai Ambani Group.

RCVL is India's largest integrated communications service provider in the private sector with over 21 million individual consumer, enterprise, and carrier customers as at March 31, 2006. We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

As presently constituted, RCVL was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited. Our shares were listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

For further information please contact:

Mumbai

Deepak Neogi, (Ph) +91 22 3038 5104, (M) 9322400550

Biju Matthew, (Ph) +91 22 3038 5145, (M) 9322815609

Sandeep Sawant, (Ph) +91 22 3038 5131, (M) 9323646891

Manish Mallick, (Ph) +91 22 3038 5132, (M) 9324522408

Delhi

Indira Das, (Ph) +91 11 3033 2633, (M) 9312206536

Piyush Gupta, (Ph) +91 11 30332847, (M) 9313141617

Kolkata

Ashoke Mukherjee, (Ph) +91 33 3033 1547, (M) 9331094590

Bangalore

Manjunatha Seetharam, (Ph) +91 80 3061 3194, (M) 9341276562

Annexure – 3

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SE/002/May/2006-07

May 02, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Report on the Proforma Unaudited Financial Condition, Results of Operations, and Cash Flows of the Company for the quarter ended March 31, 2006**

We enclose herewith a report on the proforma Unaudited financial condition, results of operations and cash follows of the Company for the quarter ended 31st March 2006.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

RECEIVED
OFFICE OF ... CORPORATE ...

Encl: as above

Reliance Communication Ventures Limited

Report on the Proforma Unaudited Financial Condition, Results of Operations, and Cash Flows for the Quarter ended March 31, 2006

Reliance Communication Ventures Limited

(Incorporated as a Private Limited Company on July 15, 2004 under the Companies Act, 1956 as Reliance Infrastructure Developers Private Limited, status changed to Public Limited Company on July 25, 2005, and name changed to Reliance Communication Ventures Limited with effect from August 3, 2005)

Registered office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710

"Youngest, Fastest, Largest"

May 2, 2006

Supplemental Disclosures

Safe Harbour

Some information in this report may contain forward-looking statements. We have based these forward-looking statements on our current beliefs, expectations, and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as "believe", "plan", "anticipate", "continue", "estimate", "expect", "may", "will" or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and the actual results could be material depending on the circumstances. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere may or may not occur and has to be read and understood along with this supplemental disclosure.

General Risk

Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of the Company unless they can afford to take the risk of losing their investment. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.

Convenience Translation

All references in this report to "Rs" are to Indian Rupees and all references herein to "US$" are to United States dollars.

We publish our financial statements in India Rupees, the legal currency of the Republic of India. All amounts translated into United States dollars in this report are provided solely for the convenience of the reader, and no representation is made that the Indian Rupee or United States dollar amounts referred to herein could have been or could be converted into United States dollars or Indian Rupees respectively, as the case may be, at any particular rate, the rate stated below, or at all.

All translations from Indian Rupees to United States dollars herein were made, unless otherwise indicated, using the rate of Rs 44.48 = US$ 1.00, the noon buying rate as announced by the Federal Reserve Bank of New York on March 31, 2006.

Others

In this report, the terms "we", "us", "our", "RCVL" or "the Company", unless otherwise specified or the context otherwise implies, refer to Reliance Communication Ventures Limited ("RCVL") and its affiliates, including, inter alia, Reliance Infocomm Limited ("RIC"), Reliance Communications Infrastructure Limited ("RCIL"), Reliance Telecom Limited ("RTL") and FLAG Telecom Limited ("FLAG"). Further abbreviations are defined within this report.

Any discrepancies in any table between total and sums of the amounts listed are due to rounding off.

Disclaimer

This communication does not constitute an offer of securities for sale in the United States. Securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about the Company and its management, as well as financial statements.

TABLE OF CONTENTS

1. Overview

1.1. Introduction

Reliance Communication Ventures Limited ("RCVL" or "the Company") is India's largest integrated communications service provider in the private sector with over 21 million individual, enterprise, and carrier customers as at March 31, 2006.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, video and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

As presently constituted, RCVL was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited ("RIL"). The demerger and vesting became effective on December 21, 2005 and our shares listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

1.2. Strategic Business Units

The business of RCVL is organized into three strategic customer-facing business units: Wireless, Global, and Broadband. In addition, RCVL is engaged in the marketing and distribution of wireless handsets. Our strategic business units are supported by our fully integrated, state-of-the-art network and operations platform and by the largest retail distribution and customer service facilities of any communications service provider in India.

1.2.1. Wireless

We offer CDMA and GSM based wireless services, including mobile and fixed wireless voice, data, and value added services for individual consumers and enterprises. Our primary brands are Reliance Mobile for the mobile portfolio of services and Reliance Hello for the fixed wireless portfolio of services. Our voice services comprise both local, and national and international long distance calling. Our data services comprise wireless multimedia over the "click, browse, and select" Reliance World platform, wireless internet access (Reliance Connect), and wireless data VPNs for connecting devices such as point-of-sale and ATM terminals. We also offer public calling office ("PCO") and coin collection box services over our wireless network to independent retail operators of such facilities.

Our presence in the wireless market increased significantly with the commercial launch nationwide of our CDMA based services in mid-2003. Within three years, we have become the largest provider of wireless communication services in the country, as measured by total wireless customers, voice minutes of use, and data minutes of use. As at March 31, 2006, we had 20.2 million wireless customers in aggregate, representing a 21% market share of the All India wireless market. We had the largest in-service base of multimedia-enabled handsets and the largest number of users of such services (6.4 million customers). In addition, we are the largest PCO operator in the private sector with a 48% market share (at December 31, 2005).

1.2.2. Global

We offer national and international long distance calling services. We operate this business unit primarily on a wholesale basis, offering carriage and termination to other carriers as well as on an inter segment basis to other business units of RCVL. In overseas markets, we offer a retail virtual calling card service for calls to India (Reliance India*Call*). This service is currently active in the United States, Canada, and the United Kingdom.

We entered the long distance market in India in mid-2003, and have become the largest carrier of international voice minutes, with an estimated 46% market share. In addition, we have around 550,000 active customers for our Reliance India*Call* service, with usage accounting for around 40% of total retail market calls from the United States to India.

We offer national and international (submarine cable) network infrastructure on both an Indefeasible Right of Use ("IRU") and leased circuit basis, internet bandwidth, and managed data services to other carriers and enterprises globally. We own and operate through FLAG one of the largest private submarine cable systems in the World, directly connecting to 28 countries from the East coast of the United States, to Europe, the Middle East, India, South and East Asia, through to Japan. We are currently constructing the FALCON cable system which will directly connect 12 countries in the Gulf region and North Africa to Europe and Asia. FLAG and FALCON provide unique on-net global connectivity and our long term customers include more than 200 global carriers and more than 400 enterprises. Through FLAG and FALCON, we are the largest provider of international bandwidth in the Middle East and Asia and ownership of these assets further allows us to leverage our strengths in the Indian market.

1.2.3. Broadband

We offer the most complete portfolio of enterprise voice, data, video, internet and IT infrastructure services of any operator in India. These services range from national and international leased circuits, broadband internet access, audio and video conferencing, through to high value-added solutions such as MPLS-VPN, Centrex, and managed internet data centre ("IDC") services.

We launched our enterprise broadband services in the first half of 2005, focusing initially on the top 30 cities in India. In these cities, we are leveraging our existing metro fibre optic networks to establish direct building connectivity on-net. We currently have over 100,000 buildings directly connected to our network and over 250,000 access lines. Our primary building access technology is metro Ethernet LAN over high grade copper cables, which offers performance and cost advantages versus other access technologies in areas with high service potential. In cities where we are not currently providing wireline direct building connectivity, we have selectively deployed wireless LMDS to access targeted buildings in accordance with our customers requirements.

We have established an enterprise customer base that includes many of the largest Indian enterprises and MNCs and are expanding rapidly in the SME segment. We are already the market leader in IDC services with an estimated 50% market share and are a leading provider of MPLS-VPN and Centrex solutions.

In the consumer segment, we offer feature rich fixed line phone services and broadband internet access services with unique speed select. Our consumer roll out to date has been predominantly in the same areas where we have activated our enterprise services. Our consumer and enterprise broadband services ride on the same access and core networks. In addition to our current consumer product offerings, we are trialling IPTV services in more than 10,000 premises and plan full commercial launch later in the current financial year.

1.3. Network and Operating Facilities

Our CDMA wireless service operates nationwide, while our GSM wireless service operates in 7 licensed service areas ("Circles") in Eastern and Central India. Our wireless network covers 3,824 census towns and 242,814 non-census towns and villages, and has capacity for 30 million customers. We believe that this is the largest wireless network in India in terms of coverage and capacity. CDMA-2000 1xRTT technology is deployed throughout our CDMA network nationwide, offering bandwidth of 144 Kbps.

Our national inter-city long distance network is the largest next generation network in India, with over 60,000 route kilometres of ducted fibre optic cables. In addition, we have over 20,000 route kilometres of metro ducted fibre optic cables installed in the leading cities in India. The entire national and metro fibre optic backbone network is deployed in a ring and mesh architecture and is MPLS enabled. In addition, we have over 200,000 sq. ft. of IDC capacity in multiple locations. The entire range of our products and services is enabled by streamlined, fully integrated, flow through operating and business support systems. These facilities provide us with by far the most superior platform in India for offering bandwidth intensive, feature rich, converged services and solutions for consumers, enterprises, and carrier customers with virtually limitless scalability.

Our national networks are integrated with our international networks – the 54,000 route kilometres FLAG cable systems and the 11,500 route kilometres FALCON cable system which is currently under construction. All networks are primarily controlled from one of the World's most advanced network operation centres at our headquarters in Navi Mumbai.

Our consumer and SME offerings are supported by one of the most extensive and powerful distribution networks in India with throughput capacity for 20 million handsets per annum. The backbone of our retail presence is over 1,500 owned and operated Reliance WebWorld stores with a presence in around 700 Indian cities. These stores offer customer activation and after sales service and also operate as broadband experience centres offering a range of broadband internet and video conferencing applications. Our customer service is further supported by over 6,000 seat multi-lingual contact centre facilities.

1.4. Principal Operating Companies

RCVL currently holds direct investments in three principal operating companies: Reliance Infocomm Limited ("RIC"), Reliance Communications Infrastructure Limited ("RCIL), and Reliance Telecom Limited ("RTL"). The activities and assets of each of these companies and their respective subsidiaries are summarized below.

RIC provides CDMA-based wireless, wireline, and long distance services in India and overseas. RIC also owns FLAG Telecom Limited ("FLAG") which provides international connectivity services and infrastructure. Its major assets are the CDMA wireless network, the Reliance WebWorld retail chain, the contact centres, and the FLAG and FALCON submarine cable systems.

RCIL provides wireless multimedia (Reliance World) and internet access (Reliance Connect) services to customers of RIC. It also undertakes wireless handset distribution and marketing, IDC services, and provision of network IRUs within India. Its major assets include the national long distance and metro fibre optic networks and IDC facilities. National and metro fibre is utilized by RIC under a long term IRU agreement with RCIL.

RTL provides GSM-based wireless services in 7 Circles and owns the GSM wireless network. Part of the passive infrastructure of RTL is shared by RIC in common service areas.

1.5. Proposed Corporate Reorganization

Under the ownership structure resulting from the demerger and vesting, RCVL does not own a majority stake in any of its principal operating companies. This legacy structure has significant drawbacks. Accordingly, on March 12, 2006, the Board of RCVL approved a reorganization whereby RIC will be merged fully with RCVL and become an operating division, and RCIL and RTL will become wholly-owned direct subsidiaries of RCVL. In addition, RCVL will acquire the Dhirubhai Ambani Knowledge City and other valuable properties used in its businesses. The reorganization will be effected by way of an exchange of shares under a scheme of arrangement and does not involve any cash transactions.

Pending full approval and implementation of the proposed corporate reorganization, we are publishing proforma consolidated financial statements to enable shareholders to gain a better understanding of RCVL. The proforma consolidated financial statements have been prepared as if the proposed corporate reorganization had already been completed.

2. Financial Highlights

Unaudited proforma financial results for the quarter ended March 31, 2006 as per Indian GAAP. The previous quarter figures have been reworked, regrouped, rearranged and reclassified, wherever required. An explanation of the basis of presentation is set out in Section 5 of this report and detailed proforma financial statements are set out in Section 6 of this report. In the tables below, "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006 and "Qtr ended 31/12/05" refers to the three month period ended December 31, 2005. Exchange rate for conversion of Indian Rupees to United States dollars is Rs 44.48 = US$ 1.00 for the periods shown, being the noon buying rate as announced by the Federal Reserve Bank of New York on March 31, 2006.

2.1. Summarized Proforma Consolidated Statement of Operations

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Total revenue	29,910	29,704	0%
EBITDA	8,480	10,422	*23%*
Cash profit from operations	7,080	9,486	*34%*
Profit before tax	3,220	4,541	*41%*
Net profit	3,100	4,029	*30%*
EBITDA margin (%)	*28.4%*	*35.1%*	

(US$ Million)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Total revenue	672	668	*0%*
EBITDA	191	234	*23%*
Cash profit from operations	159	213	*34%*
Profit before tax	72	102	*41%*
Net profit	70	91	*30%*

Note: Profit before tax is before an extraordinary item of Rs 374 million in quarter ended March 31, 2006 related to employee restructuring costs.

2.2. Summarized Proforma Consolidated Balance Sheet

(Rs Million, except ratios)

Particulars	As at 31/3/06
Assets	
Net fixed assets, including capital work-in-progress	214,263
Investments	121
Current assets, loans and advances	45,316
Total assets	**259,700**
Liabilities and stockholders equity	
Total current liabilities and provisions	109,247
Net debt	32,938
Total liabilities	**142,184**
Total stockholders equity	117,515
Total liabilities and stockholders equity	**259,700**
Net debt to EBITDA (LQA) (x)	*0.79*
Net debt to stockholders equity (x)	*0.28*
Book value per equity share (Rs)	*35.96*

Note: *LQA – Last quarter (quarter ended March 31, 2006) annualized.*

(US$ Million)

Particulars	As at 31/3/06
Assets	
Net fixed assets, including capital work in progress	4,817
Investments	3
Current assets, loans and advances	1,019
Total assets	**5,839**
Liabilities and stockholders equity	
Total current liabilities and provisions	2,456
Net debt	741
Total liabilities	**3,197**
Total stockholders equity	2,642
Total liabilities and stockholders equity	**5,839**

2.3. Summarized Proforma Statement of Operations by Business Segment

2.3.1. Wireless

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Gross revenue	19,807	21,200	*7%*
Net revenue	11,521	12,645	*10%*
EBITDA	6,364	7,571	*19%*
EBITDA margin (%)	*32.1%*	*35.7%*	

2.3.2. Global

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Gross revenue	13,910	14,158	*2%*
Net revenue	5,983	7,184	*20%*
EBITDA	2,113	2,632	*25%*
EBITDA margin (%)	*15.2%*	*18.6%*	

2.3.3. Broadband

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Gross revenue	1,270	1,948	*53%*
Net revenue	1,013	1,685	*66%*
EBITDA	250	606	*143%*
EBITDA margin (%)	*19.7%*	*31.1%*	

2.3.4. Others

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Other income	1,103	440	*-60%*
Other expenses	(523)	(236)	*-55%*
EBITDA	580	*204*	*-65%*

Note: "Net revenue" in 2.3.1, 2.3.2, and 2.3.3 above represents gross segment revenue less license fees and access charges. "Other income" in 2.3.4 above represents revenue earned from operating activities not included in segments (as defined). "Other expenses" represents expenses related to such activities and unallocated corporate expenses.

2.4. Contribution to Revenue by Business Segment

(Rs Million, except ratios)

Segment	Qtr ended 31/12/05		Qtr ended 31/3/06	
	Revenue	% of Total	Revenue	% of Total
Wireless	19,807	55%	21,200	56%
Global	13,910	39%	14,158	38%
Broadband	1,270	4%	1,948	5%
Others	1,103	3%	440	1%
Sub Total	**36,090**	**100%**	**37,746**	**100%**
Eliminations	*(6,180)*		*(8,042)*	
Total	**29,910**		**29,704**	

Note: "Others" comprises "Other income" as shown in 2.3.4 above.

2.5. Contribution to EBITDA by Business Segment

(Rs Million, except ratios)

Segment	Qtr ended 31/12/05		Qtr ended 31/3/06	
	EBITDA	% of Total	EBITDA	% of Total
Wireless	6,364	68%	7,571	69%
Global	2,113	23%	2,632	24%
Broadband	250	3%	606	5%
Others	580	6%	204	2%
Sub Total	**9,307**	**100%**	**11,013**	**100%**
Eliminations	*(827)*		*(591)*	
Total	**8,480**		**10,422**	

2.6. Investment in Projects by Business Segment

(Rs Million, except ratios)

Segment	Cumulative to 31/3/06	
	Rs Million	% of Total
Wireless	147,993	57%
Global	12,912	5%
Broadband	78,745	30%
Others	19,948	8%
Total	**259,597**	100%

Note: Investment in projects comprises gross fixed assets, intangible assets, capital work-in-progress, and unamortised one time entry fee paid.

3. Key Performance Indicators

The financial figures used for computing ARPU, SMS revenue, non-voice revenue, LD net revenue, and ARPL are based on Indian GAAP. Data used for computing wireless market share is derived from reports published by industry associations. Although we believe that such data is reliable, it has not been independently verified. Definitions of terms used in Key Performance Indicators are set in the Glossary in Section 8. "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006; "Qtr ended 31/12/05" refers to the three month period ended December 31, 2005; "Qtr ended 30/9/05" refers to the three month period ended September 30, 2005. The previous quarter figures have been reworked, regrouped, rearranged and reclassified, wherever required.

3.1. Wireless

Metric	Unit	Qtr ended 30/9/05	Qtr ended 31/12/05	Qtr ended 31/3/06
Circles operational	Nos	22	23	23
Towns covered (census)	Nos	3,545	3,684	3,824
Towns/villages covered (non-census)	Nos	219,453	235,971	242,814
Wireless customers	Nos	14,912,249	17,029,763	20,211,674
GSM Wireless	Nos	*1,576,079*	*1,651,129*	*1,904,028*
CDMA Wireless	Nos	*13,336,170*	*15,378,634*	*18,307,646*
Wireless market share (All India)	%	21.4%	20.9%	21.0%
Market share – wireless net adds	%	19.6%	18.3%	21.5%
Pre-paid as % of total wireless	%	77.3%	77.5%	79.3%
Pre-paid as % of wireless net adds	%	78.3%	79.2%	89.0%
Wireless ARPU	Rs/sub	417	410	375
Wireless net ARPU	Rs/sub	263	269	244
Wireless churn	%	1.8%	2.2%	2.1%
Total wireless minutes of use (MoU)	Bn mins	23.97	26.22	29.69
Wireless MoU per customer/month	Mins/sub	568	547	532
Wireless revenue per minute (RPM)	Rs/min	0.73	0.75	0.70
SMS revenue (% of ARPU)	%	1.4%	1.3%	1.7%
Non-voice revenue (% of ARPU)	%	6.0%	5.5%	6.1%
Wireless multimedia users	Nos mn	4.2	5.3	6.4
Wireless internet users	Nos	295,226	301,955	320,440

3.2. Global

Metric	Unit	Qtr ended 30/9/05	Qtr ended 31/12/05	Qtr ended 31/3/06
Total ILD minutes	Mn mins	1,082	1,183	1,188
Total NLD minutes	Mn mins	2,271	2,434	2,755
Long distance (LD) net RPM	Rs/min	0.62	0.69	0.77

3.3. Broadband

Metric	Unit	Qtr ended 30/9/05	Qtr ended 31/12/05	Qtr ended 31/3/06
Circles operational	Nos	18	18	18
Towns active (wireline only)	Nos	29	29	30
Access lines	'000	173	217	256
Net additions	'000	39	44	39
ARPL	Rs/line	2,150	2,386	2,341
Buildings directly connected	Nos	30,539	57,794	101,741

4. Management Discussion and Analysis

4.1. Key Corporate Developments

4.1.1. Listing of RCVL

Following successful completion of the demerger and vesting in Reliance Communication Ventures Limited ("RCVL") of the telecommunication undertakings of Reliance Industries Limited, the shares of RCVL were listed in India on the Bombay and National Stock Exchanges on March 6, 2006.

4.1.2. Proposed Corporate Reorganization

Under the ownership structure resulting from the demerger and vesting, RCVL does not own a majority stake in any of its three principal operating companies or other affiliates. The current ownership by RCVL of the principal operating companies is shown below:

Principal Operating Company	% Equity Shareholding
Reliance Infocomm Limited ("RIC")	45.34
Reliance Communications Infrastructure Limited ("RCIL")	45.00
Reliance Telecom Limited ("RTL")	35.60

Note: In addition, RCIL holds 45.71% of RIC. 100% of the preference shares of RTL were also vested in RCVL. The balance of the equity shareholdings in RIC, RCIL, and RTL are owned entirely by the Promoters of RCVL.

This legacy structure has significant drawbacks. As a pure holding company with no subsidiaries, RCVL may face issues with regard to resource mobilization, transparency, and valuations.

In order to address the situation, on March 12, 2006, the Board of RCVL approved a reorganization whereby RIC will be merged fully with RCVL and become an operating division, and RCIL and RTL will become wholly-owned direct subsidiaries of RCVL. In addition, RCVL will acquire the 134 acre Dhirubhai Ambani Knowledge City (DAKC) complex, and several other properties used in its businesses, which are currently privately owned.

The proposed corporate reorganization will be effected by way of an exchange of shares under a scheme of arrangement and does not involve any cash transactions. Under the terms of the proposed reorganization, 821.48 million new shares of Rs 5 each will be issued in exchange for the entire Promoters direct equity shareholdings in RIC, RCIL, and RTL and as consideration for the properties. We currently have 1223.13 million shares of Rs 5 each in issue.

Post reorganization, based on the shareholding pattern at March 31, 2006, the shareholding pattern of the Company will be as follows:

Category	% Shareholding
Domestic Institutions / Mutual Funds	5.45%
Foreign Investors – FIIs	14.99%
Foreign Investors – GDRs and others	15.62%
Reliance ADA Group	63.94%
Total	**100%**

The proposed corporate reorganization is subject to further approvals. The approvals process has been initiated. If fully approved, the proposed reorganization is expected to be implemented by 2Q FY07.

4.1.3. Resolutions Approved by Postal Ballot

Resolutions were approved by postal ballot of shareholders including, inter alia, an increase in the authorized share capital of the Company, issue of securities in the international markets, issue of securities under Employee Stock Option Scheme, and increase in limit of FIIs investment up to 74%.

4.1.4. FCCB issue

On March 22, 2006, RCVL announced the completion of an international offering of US$500 million of Foreign Currency Convertible Bonds ("FCCB"). The FCCBs have a conversion price of Rs 480.68 per share, representing a premium of 50% to the RCVL share price on March 21, 2006. The FCCBs have a maturity period of 5 years and 1 day and have a zero coupon. The FCCBs carry an annual yield to maturity of 4.65% which reflects extremely competitive pricing of LIBOR minus approximately 50 basis points at the date of issue. In the event the FCCBs are fully converted into equity, the share capital of the Company would increase by approximately 46.2 million equity shares of Rs 5 each, which would represent around 2% of our fully diluted equity share capital (proforma for the proposed corporate reorganization of RCVL).

4.1.5. "Youngest, Fastest, Largest"

- In December 2005, we were the first Indian wireless operator to achieve the milestone of 1 million net additional wireless customers in a single month. We sustained this rate of customer growth adding (net) more than 1 million wireless customers in January, February, and March 2006.

- Building on our reputation for unmatched value for money, RCVL launched a slew of promotions bundling high levels of talktime and messaging with a range of colour and black and white handsets. These bundles address those customers who have a high need for making outgoing calls. The ability to bundle attractively priced handset and service packages is enhanced by our powerful distribution and retailing network which is designed and equipped to handle both handset and service provision.

- Having pioneered and developed the incoming-only segment for pre-paid mobile customers in the past year, RCVL was the first and only operator to extend the "Lifetime Free Incoming" scheme to pre-paid fixed wireless customers. RCVL also innovated a "Lifetime Rental Free" plan for post paid mobile and fixed wireless customers.

- On January 1, 2006, RCVL broke the Circle barrier with the launch of India's first flat rate plans for national long distance calling. The plans, promoted as "One Nation, One Tariff", are changing the way consumers perceive and use long distance services and are available with unique daily, weekly, and monthly validity to best suit our customers' requirements. RCVL has further brought down the threshold for consumers to avail themselves of these plans through offering One Nation plans in lower denominations. In addition, we are leveraging the community effect of our customer base with unmatched One Nation tariffs for Reliance to Reliance calls. These highly competitive schemes are enabled by our superior national long distance network reach and capacity.

- On March 31, 2006, RCVL slashed ILD tariffs by 45% to 69% for calls to various countries, including the United States, Canada, Europe and Middle East. The rate change is spread across all plans and schemes under pre-paid and post paid categories, enabling RCVL customers to make the cheapest international calls from India.

- RCVL enhanced its international roaming facilities on over 350 CDMA and GSM networks with a seamless inter-standard international roaming service – "One World, One Number". With this service, RCVL CDMA customers will have a single number when roaming on CDMA and GSM networks, without having to resort to call forwarding when travelling from a CDMA network to a GSM network and vice versa.

- Enhancing our connection with the real India, hundreds of popular, every day use, applications on the "click, browse, and select" Reliance WebWorld platform are now available in Hindi language. All of our over 10 million multimedia enabled handsets in service are Hindi language capable. Customers can switch their own handsets to Hindi through a simple change of language settings in the handset menu.

- TIMES NOW, an urban 24 hour cutting edge English news channel operated by Times Group and Reuters was launched on our wireless multimedia platform, Reliance World, even before the channel was available to TV viewers over cable networks – a unique premiere on a wireless service.

- XLRI, Jamshedpur, one of Asia's leading HR institutes, tied up with Reliance WebWorld, to launch a package of e-learning programs using our state-of-the-art video conferencing facilities to reach out to students across multiple locations on a real time basis.

- In a significant milestone for our enterprise broadband services, RCVL and GE Money announced a multi-year agreement, whereby RCVL will become the network service provider for GE Money. As a part of this agreement, RCVL will initially network 122 GE locations on its pan-India MPLS fibre optic backbone enabling GE Money branches across India to be online. This deployment further re-enforces customer belief in our superior and scalable network infrastructure for critical business applications.

4.1.6. Appointment of Brand Ambassador

Star Indian cricketer and heart throb of millions, Mahendra Singh Dhoni, has been appointed brand ambassador for RCVL. He will endorse our products and services through advertising campaigns and other such promotional programs. We will use Dhoni's mass appeal to herald an enhanced customer experience across our existing products and a new and exciting product range in future.

4.2. Results of Operations for the Quarter ended March 31, 2006

4.2.1. RCVL (Proforma Consolidated)

Revenues

During the quarter ended March 31, 2006, the Company earned total revenues of Rs 29,704 million, compared with Rs 29,910 million in the prior quarter. Revenues from the wireless segment contributed 56% of total revenues before inter segment eliminations.

We adopted a prudent and conservative accounting methodology, whereby revenues during the quarter from lifetime free incoming and lifetime rental free plans have been deferred over periods of 46 to 65 months. Adding back deferred revenue under these schemes, our revenue for the quarter was Rs 30,892, growth of 3.3% over the prior quarter.

Operating Expenses

During the quarter ended March 31, 2006, the Company incurred total operating expenses of Rs 19,281 million, representing 64.9% of total revenues. Operating expenses comprise Rs 10,291 million towards license fees and access charges (34.6% of total revenues), Rs 3,349 million towards network operations, Rs 1,824 towards employees, and Rs 3,818 towards selling, general, and administrative costs (in aggregate, 30.3% of total revenues).

Operating expenses decreased by 10.0% compared with the prior quarter. License fees and access charges (which are predominantly variable in nature and linked directly to our revenue and traffic level and pattern) decreased by 5.8%. This resulted from a reduction in the revenue share payable under certain of our licences and changes in the basis and rates for access deficit charges. Operating expenses, net of license fees and access charges, decreased by 14.4% compared with the prior quarter. Network operation costs were reduced as a result of cost savings in our maintenance operations and lower rates for network leased from other operators. Employee costs were reduced through streamlining of operations. The decrease in SG&A reflects a better result from handset distribution and marketing activities and other cost efficiency measures.

EBITDA

During the quarter ended March 31, 2006, the Company had an EBITDA of Rs 10,422 million, a growth of 22.9% compared with the prior quarter. The EBITDA margin for the quarter ended March 31, 2006 improved to 35.1% (28.4% in prior quarter).

Depreciation and Amortization, Net Interest, Extraordinary Item

During the quarter ended March 31, 2006, the Company had depreciation and amortization expenses of Rs 5,457 million.

The net interest cost for the quarter ended March 31, 2006 was Rs 425 million. The reduction in net interest cost resulted from the repayment of debt and higher income earned on cash and cash equivalents.

One-time employee restructuring costs of Rs 374 million were recorded as an extraordinary item.

Profit Before Tax

The profit before tax for the quarter ended March 31, 2006 was Rs 4,167 million, an increase of 29.4% compared with the prior quarter.

The provision for tax for the quarter ended March 31, 2006 was Rs 137 million.

Net Profit

The net profit for the quarter ended March 31, 2006 was Rs 4,029 million.

Balance Sheet

As at March 31, 2006, the Company had total assets (excluding cash and cash equivalents) of Rs 259,700 million and total liabilities (net of cash and cash equivalents) of Rs 142,185 million. The difference of Rs 117,515 million was on account of stockholders equity.

The Company had net debt of Rs 32,938 million, resulting in a net debt to EBITDA (LQA) ratio of 0.79 times.

Capital Expenditure

During the quarter ended March 31, 2006, the Company incurred capital expenditure of Rs 14,085 million.

4.2.2. Wireless Segment

Customer Base, Churn

As at March 31, 2006, the Company had 20,211,674 wireless customers on its network, representing a market share of 21.0% of the All India wireless market. Out of our total wireless customers, 18,307,646 were on the CDMA platform and 1,904,028 were on the GSM platform. Out of our total wireless customers, 79.3% were pre-paid.

During the quarter ended March 31, 2006, we added (net) 3,181,911 wireless customers, a market share of 21.5% of All India wireless customer net additions (18.3% in the prior quarter) – the highest of any operator. In December 2005, we were the first operator in India to add (net) 1 million wireless customers in a single month; we sustained this rate throughout the quarter ended March 31, 2006, adding (net) over 1 million customers in each month. We experienced strong growth in mobile and fixed wireless customers. Out of our total wireless customer net additions, 89.0% were pre-paid.

Our strong performance in wireless customer net additions was attributable, inter alia, to the innovative pricing plans and attractive promotional packages we introduced appealing to customers across the major market segments. Innovations included India's first flat rate long distance calling plans, lifetime free incoming schemes for pre-paid fixed wireless, and lifetime rental free schemes for post paid mobile and fixed wireless. Promotional packages included the bundling of free talktime and messaging (SMS) with a range of handsets at competitive price points.

A significant proportion of our new pre-paid wireless customers opted for lifetime free incoming schemes. While the primary selling point of these schemes is the convenience of remaining active without the need for frequent recharge, many of our customers under these schemes are regularly purchasing recharges for outgoing calls.

Our churn rate in the quarter ended March 31, 2006 across our wireless customer base remained stable at 2.1% (2.2% in the prior quarter).

ARPU, Minutes of Use, Revenue per Minute, Non-voice Revenue

Our overall wireless ARPU in the quarter ended March 31, 2006 was Rs 375, a decrease of 8.5% compared with the prior quarter. The decrease in ARPU was partly due to the deferral of initial subscription revenue under the lifetime free incoming and lifetime rental free schemes over periods of 46 to 65 months for prudent and conservative accounting purposes. In addition, during the quarter our promotional strategy was to offer higher levels of free talktime and messaging bundled with handsets, which results initially in lower ARPU for new customers on these plans.

Our overall wireless net ARPU (after deducting license fees and access charges) was Rs 244, a decrease of 9.3%. Our net ARPU as a percentage of ARPU was 65.1% in the quarter ended March 31, 2006.

The blended monthly minutes of use across our wireless customer base in the quarter ended March 31, 2006 was 532 minutes, a decrease of 2.7% compared with the prior quarter. A contributory factor in the decrease was the restructuring of our some high usage schemes. Within our minutes of use, we achieved a higher proportion of long distance calls versus local calls as a result of our pioneering flat rate pricing plans. Revenue per minute averaged Rs 0.70, a decrease of 7.1% compared with the prior quarter.

Users of our wireless multimedia services increased from 5.3 million in December 2005 to 6.4 million in March 2006, continuing the strong upward trend in usage of these services by our customers. This contributed to an increase in non-voice revenues in the quarter ended March 31, 2006, which represented 6.1% of total wireless revenue (5.5% in the prior quarter).

Revenues, Net Revenues, EBITDA

Revenues for the quarter ended March 31, 2006 were Rs 21,200 million, an increase of 7.0% over the prior quarter. Revenues from the wireless segment contributed 56% of total revenues before inter segment eliminations.

With effect from March 1, 2006, the Telecom Regulatory Authority of India ("TRAI") revised the basis for determining access deficit charges for most categories of domestic calls from a fixed charge of Rs 0.3 per minute to 1.5% of adjusted gross revenue. This change in basis of charging is reflected in our net revenues from that date. Net revenues for the fourth quarter were Rs 12,645 million, an increase of 9.8% over the third quarter.

EBITDA during the quarter was Rs 7,571 million, growth of 19.0% over the prior quarter. The EBITDA margin was 35.7%, compared with 32.1%, due to a combination of revenue growth and reduction in operating expenses.

Capital Expenditure

The cumulative investment in our wireless business to March 31, 2006 has been Rs 147,993 million. Investment in the quarter ended March 31, 2006 was primarily in the expansion of coverage to 3,824 census towns and 242,814 non-census towns/villages and installation of additional capacity within existing coverage areas.

4.2.3. Global Segment

ILD/NLD Minutes of Use, Net LD Revenue per Minute

ILD minutes of use in the quarter ended March 31, 2006 totalled 1,188 million minutes, a similar level to the prior quarter. NLD minutes of use in the quarter ended March 31, 2006 totalled 2,755 million minutes, an increase of 13.2% over the prior quarter. (NLD minutes of use include the national carriage portion of ILD minutes).

Factors contributing to the overall growth in our long distance traffic include growth in our wireless and wireline customer bases and the introduction by our Wireless business unit of flat rate retail national long distance pricing schemes.

With effect from January 1, 2006, the TRAI reduced the one time entry fee for the issuance of new ILD and NLD operator licenses and reduced the revenue share payable by all ILD and NLD operators from 15% to 6% of adjusted gross revenue. With effect from March 1, 2006, the TRAI also revised NLD carriage charges from fixed rates for calls of varying distance to a ceiling rate of Rs 0.65 per minute for all NLD carriage independent of distance. At the same time, the TRAI significantly reduced the fixed per minute rates of access deficit charge on incoming and outgoing ILD traffic.

We have been at the forefront of the market in passing on the benefit of these reductions in revenue share, carriage rates, and access deficit charges to our customers in terms of lower pricing. At the gross revenue level, our average long distance revenue per minute for NLD and ILD traffic in aggregate has fallen. However, at the net revenue level, our average net LD revenue per minute for ILD and NLD traffic in aggregate in the quarter ended March 31, 2006 was Rs 0.77 per minute, compared with Rs 0.69 per minute in the prior quarter.

IRUs, Leased Circuits, Internet Bandwidth, Managed Data Services

New contract values for sales of Indefeasible Rights of Use ("IRU") by FLAG reached a record level in the quarter ended March 31, 2006. In addition, strategic initiatives to leverage our carrier customer relationships to sell increased leased circuits, internet bandwidth and managed data services to enterprises globally contributed to revenue growth.

Project implementation of the new FALCON cable system is progressing on schedule. The entire cable system (excluding any additional spurs) is scheduled to be ready for service by the end of September 2006. Cumulative pre-sales have attained a healthy level.

Revenues, Net Revenues, EBITDA

Revenues for the quarter ended March 31, 2006 were Rs 14,158 million, an increase of 1.8% over the prior quarter. Net revenues for the quarter ended March 31, 2006 were Rs 7,184 million, an increase of 20.1% over the prior quarter.

EBITDA during the quarter was Rs 2,632 million, growth of 24.6% over the prior quarter. The EBITDA margin was 18.6%, compared with 15.2% in the prior quarter, primarily due to higher average net revenue per minute and an improved contribution from FLAG.

Capital Expenditure

The cumulative investment in this business to March 31, 2006 has been Rs 12,912 million. Investment in the quarter ended March 31, 2006 was primarily towards the construction of FALCON.

4.2.4. Broadband Segment

Towns Active, Buildings Connected, Access Lines, ARPL

Our broadband operations continued to focus on directly connecting buildings in the top 30 cities in India. The number of buildings on-net increased to 101,741 from 57,794 at the end of the prior quarter.

With our comprehensive product portfolio, we made further in-roads into key accounts, both as first time and repeat order customers, and in broadening our SME customer base. There has been significant growth in our order book.

The number of access lines increased to 256,000 from 217,000 at the end of the prior quarter.

Our IDC business attracted continued strong demand and our facilities are at high utilization levels.

Broadband segment revenues divided by the number of access lines (ARPL) was stable at Rs 2,341 (Rs 2,386 in the prior quarter). As our broadband business is currently mainly serving enterprises, the revenue per line reflects the total portfolio of services and solutions that we are delivering to our customers.

We are continuing with our trials of IPTV at over 10,000 premises.

Revenues, Net Revenues, EBITDA

Revenues for the quarter ended March 31, 2006 were Rs 1,948 million, an increase of 53.2% over the prior quarter. Net revenues for the quarter ended March 31, 2006 were Rs 1,685 million, an increase of 66.3% over the prior quarter. Revenues were earned predominantly from enterprise customers.

EBITDA during the quarter was Rs 606 million, growth of 142.4% over the prior quarter. The EBITDA margin was 31.1%, compared with 19.7%, as profitability of the business improved following the incurrence of start-up costs.

Capital Expenditure

The cumulative investment in this business to March 31, 2006 has been Rs 78,745 million. Investment in the quarter ended March 31, 2006 was focused on direct building connectivity.

5. Basis of Presentation of Financial Statements

5.1. Reporting periods

The financial year end of Reliance Communication Ventures Limited ("RCVL" or "the Company") is March 31. Each financial year ("FY") is referred to by the calendar year in which the particular financial year end occurs.

The financial year end of the Company was previously December 31. In respect of the year ended December 31, 2005, the financial year was a 9 month period commencing April 1, 2005 and ending December 31, 2005. In respect of the financial year ending March 31, 2007, the financial year will be a 15 month period commencing January 1, 2006.

5.2. Statutory Financial Statements

Pursuant to a scheme of arrangement, the telecommunications undertakings of Reliance Industries Limited ("RIL") were demerged and vested in the Company, effective December 21, 2005.

The telecommunications undertakings of RIL vested in the Company comprised, inter-alia, investments in three principal operating companies, as under:

Principal Operating Company	% Equity Shareholding
Reliance Infocomm Limited ("RIC")	45.34
Reliance Communications Infrastructure Limited ("RCIL")	45.00
Reliance Telecom Limited ("RTL")	35.60

Note: In addition, RCIL holds 45.71% of RIC. 100% of the preference shares of RTL were also vested in RCVL. The balance of the equity shareholdings in RIC, RCIL, and RTL are owned by the Promoters of RCVL.

As presently constituted, the Company has no subsidiaries. Accordingly, there is no legal obligation to prepare consolidated accounts. The statutory financial statements of RCVL are standalone company accounts.

The Company's main source of income presently will be the return from its investments in RIC, RCIL, and RTL.

5.3. Proforma Financial Statements

5.3.1. The Company and its Affiliates

As described in Section 5.2 above, the Company presently has no subsidiaries and its main source of income will be the return from its investments in RIC, RCIL, and RTL.

So long as this is the case, the Company, as a measure of transparency and good corporate governance in the interests of its over 2 million shareholders, will on an on-going basis endeavour to make disclosures as regards material developments of RIC, RCIL, and RTL.

Consistent with this commitment, proforma financial statements for RCVL have been prepared on the assumption that RIC, RCIL, and RTL, together with their respective subsidiaries, are 100% owned direct or indirect subsidiaries of the Company.

Pursuant to a corporate reorganization approved by the Board of the Company on March 12, 2006, appropriate actions have been initiated to merge fully RIC with RCVL and to convert RCIL and RTL to 100% owned direct subsidiaries of RCVL, subject to obtaining the necessary approvals. These approvals are currently being sought. If fully approved, the proposed corporate reorganization will take effect retrospectively from March 31, 2006.

5.3.2. Proforma Consolidated Accounts

The unaudited proforma consolidated financial results of the Company have been prepared on proforma basis, following the principles of Indian GAAP, as prescribed by The Institute of Chartered Accountants of India, from time to time.

The proforma basis assumes implementation of the corporate reorganization as described in Section 4.1.2 above. The unaudited proforma consolidated financial results of the Company are stated in this report as if the corporate reorganization had been in effect from April 1, 2005.

RIC, RCIL and RTL are not subsidiaries of RCVL as of March 31, 2006 and there is no legal requirement for the preparation of consolidated accounts. The proforma basis is presented solely to facilitate understanding and to reflect the full value of RCVL.

5.3.3. Revenues

Revenues of the Company have been reported in the following manner:

a) Consolidated Revenues and Segment Gross Revenues

Proforma consolidated revenues of the Company have been classified as "Services and Sales" revenue. This represents revenues earned from the provision of services and from the sale of network infrastructure on an IRU basis. Services and Sales revenue excludes revenue from the sale of equipment as described in Section 5.3.6 below.

For the purposes of business segment reporting, revenues have been classified under three segments namely "Wireless", "Global", and "Broadband". The lines of business included in each segment and the basis of segment revenue reporting is described in Section 5.4 below. Revenue earned from operating activities not included in these segments (as defined) is shown as "Other Income" under "Others" in the segment analysis.

b) Elimination of Inter Segment Revenues

Revenues for each business segment are reported at gross level where inter segment revenue is also included. Hence, revenue of one segment, from inter segment source, is reported as the expense of the related segment. Elimination takes place in determining proforma consolidated revenues for the Company.

For the purpose of determining transfer pricing between segments, open market wholesale rates for comparable services or, where applicable, rates stipulated by the regulatory authorities have been adopted.

5.3.4. Net Revenues by Segment

"Net Revenues" represent revenues earned less direct variable operating expenses in the nature of: (1) access deficit charges (ADC), revenue share (including levies for Universal Service Obligation), and spectrum fees (referred to collectively as "License Fees"); and (2) charges for access, carriage, interconnection, and termination (referred to collectively as "Access Charges").

Expenses included under License Fees are currently incurred either as a percentage of adjusted gross revenue or as a fixed cost per minute of telecommunications traffic. Expenses included under Access Charges are currently incurred either at rates stipulated by the regulatory authorities on the basis of percentage of revenue or on the basis of fixed or ceiling cost per minute, or are determined by commercial negotiation with other carriers.

License Fees and Access Charges are disclosed in aggregate as part of the classification of "Operating Expenses" in the proforma consolidated statement of operations. Net Revenues are reported for each business segment.

5.3.5. Operating Expenses

Operating expenses of the Company have been reported in the following manner:

a) Consolidated and Segment Gross Operating Expenses

Proforma consolidated operating expenses of the Company have been classified under four categories of costs, namely "License Fees and Access Charges", "Network Operations", "Employees", and "Selling, General, & Administrative".

b) Elimination of Inter Segment Expenses

Principles, as stated in 5.3.3 (b) above, have been followed for reporting gross operating expenses of each segment and elimination of such expenses in determining proforma consolidated EBITDA for the Company.

5.3.6. Equipment Sales (Net of Costs)

The Company is engaged in the marketing and distribution of end user telecom equipment, predominantly consisting of wireless handsets and accessories. This activity is carried out as part of our overall strategy for the wireless business.

Equipment sales, net of costs related to such equipment, are grouped in "SG&A" under "Operating Expenses" in the proforma consolidated results of operations.

Equipment sales, net of costs, are grouped in "Other Expenses" under "Others" for the purposes of segment reporting.

5.4. Composition of Segments

Financial performance of the Company has been reported under the following three business segments:

a) Wireless

b) Global

c) Broadband

Financial results by segment include all products and services covered by the individual segment as described below. Operating activities not included in the segments (as defined below) are grouped under "Others".

5.4.1. Wireless

The Wireless segment functions in a retail mode. Wireless services are offered on both CDMA and GSM technology platforms. Wireless services consist mainly of the following:

a) Mobile services for individuals and corporate customers, including local and long distance voice, messaging, wireless internet access, wireless multimedia and value added services. Services are offered on both pre-paid and post paid bases.

b) Fixed wireless phone and terminal services are mainly for residential and SME customers, including local and long distance voice, messaging, wireless internet access, wireless multimedia, wireless data VPN, and value added services. Services are offered on both pre-paid and post paid bases.

c) Public calling offices and coin collection boxes for local and long distance voice using fixed wireless phones and terminals. Service is provided to independent retail operators of such facilities on a pre-paid basis.

Assets allocated to this business segment include base trans-receiver stations (BTS), mobile switching centres (MSC), electronics, software and systems for operating and business support (OSS/ BSS), and metro access nodes for both CDMA and GSM networks.

5.4.2. Global

The global segment functions in a wholesale mode, except for the provision of virtual calling card services. It provides the following services to the wireless and broadband segments of RCVL on an inter segment basis and to other telecom companies (on a carrier's carrier basis) and enterprises in India and across the globe:

a) National inter-circle (NLD) carriage services for voice, data, and internet.

b) International long distance (ILD) carriage services for voice, data, and internet.

c) IRUs and leased circuits for international voice and data connectivity through submarine cable systems, together with cable restoration and maintenance services.

d) International managed data services, including IP-VPN.

e) Virtual calling card services provided by overseas operating units in USA, UK and Canada in a retail mode to individual customers.

NLD and ILD assets are allocated to this segment. NLD assets include transport equipment and electronics. ILD assets include dedicated ports and switches, electronics, infrastructure at various points of presence and IRUs of FLAG and other cable systems not owned and operated by the Company. In addition, the submarine cable systems, cable landing stations, and associated facilities of FLAG (which includes the FALCON cable system), are included in this segment. Intra segment revenues between the NLD and ILD product groups and FLAG are eliminated.

5.4.3. Broadband

All services provided through wireline connections and involving the provision of IT infrastructure are covered under this segment. Services are provided across various customer groups including residential, SMEs, and large corporates. Products and services include the following:

a) Voice Products: E1 DID, Centrex, PBX trunks, audio conferencing, and fixed line phones.

b) Data products: VPN, leased lines, IPLCs, Ethernet, video conferencing, internet data centre (IDC) services (including managed hosting, applications, storage, and disaster recovery), and broadband internet.

Assets allocated to this segment include in building ducting, digital loop carriers (DLC), routers, modems and related electronics, customer premises equipment (CPE), building access nodes, assets for bandwidth distribution, digitized maps.

5.4.4. Others

Others comprises operating activities not included in the segments as defined above. These activities include retailing (Reliance WebWorld), property leasing, investments, and equipment distribution and marketing.

As described in Section 5.3.6 above, equipment sales are stated net of costs and grouped under "Other expenses". Other expenses also include unallocated corporate expenses.

Assets shown under Others mainly comprise properties owned by the Company, including the Dhirubhai Ambani Knowledge City and property and fittings used by Reliance WebWorld retail outlets.

6. Proforma Financial Statements

Unaudited proforma financial results for the quarter ended March 31, 2006 as per Indian GAAP. An explanation of the basis of presentation is set out in Section 5 of this report. The previous quarter figures have been reworked, regrouped, rearranged and reclassified, wherever required. "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006; "Qtr ended 31/12/05" refers to the three month period ended December 31, 2005; "12 months ended 31/3/06" refers to the trailing 12 month period ended March 31, 2006.

6.1. Proforma Consolidated Results of Operations

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06
Total revenues	**29,910**	**29,704**
Services and sales	29,910	29,704
Total operating expenses	**21,430**	**19,282**
License fees and access charges	10,921	10,291
Network operations	4,169	3,349
Employees	2,140	1,824
SG&A	4,200	3,818
EBITDA before extraordinary item	**8,480**	**10,422**
Net interest	1,280	425
Depreciation / amortization	3,980	5,457
Profit before tax and extraordinary item	**3,220**	**4,541**
Extraordinary item		374
Profit before tax	**3,220**	**4,167**
Provision for tax	120	137
Net profit after tax	**3,100**	**4,029**
Ratios		
EBITDA margin (%)	*28.4%*	*35.1%*
Net profit margin (%)	*10.4%*	*13.6%*

Note: The extraordinary item of Rs 374 million in the quarter ended March 31, 2006 relates to employee restructuring costs.

6.2. Proforma Consolidated Balance Sheet

(Rs Million)

Particulars	As at 31/3/06
ASSETS	
Current assets	
Inventories	4,076
Debtors	16,808
Other current assets	765
Loans and advances	23,668
Total current assets (excluding cash and cash equivalents)	**45,316**
Fixed assets	
Gross block	230,531
Less: Depreciation	47,573
Net block	182,959
Capital work-in-progress	31,305
Total fixed assets	**214,263**
Investments	121
Total assets	**259,700**
LIABILITIES AND STOCKHOLDERS EQUITY	
Stockholders equity	
Share capital	10,223
Reserves and surplus	107,292
Total stockholders equity	**117,515**
Current liabilities and provisions	
Current liabilities	89,956
Provisions	19,291
Total current liabilities and provisions	**109,247**
Debt	
Secured loans	
Foreign currency loans	35,079
Rupee loans	52,106
Unsecured loans	5,791
Less: Cash and cash equivalents	60,038
Net debt	**32,938**
Total stockholders equity and liabilities	**259,700**

6.3. Proforma Consolidated Statement of Cash Flows

(Rs Million)

Particulars		Qtr ended 31/3/06	12 months ended 31/3/06
Cash flows from operating activities:			
Net profit / (loss)	a	**4,025**	**4,439**
Add : Non cash items	b	**5,501**	**20,612**
Depreciation and amortization		5,457	16,987
Provision for doubtful debts		(305)	746
Add: Non operating income / expense			
Interest expense (net)		422	2,595
(Profit) / loss on sale of assets / investments		(268)	(673)
Tax expense / (income)		142	337
Exchange (gain) / loss		54	620
Cash generated from operations before working capital changes	c = a+b	**9,526**	**25,051**
(Increase) / decrease in working capital		2,359	17,304
Net cash provided / used by / in operating activities	d	**11,885**	**42,355**
Cash flows from investing activities:			
Purchase of property, plant and equipment		(14,085)	(39,238)
Sale of fixed assets / investments		1,925	3,066
Interest expense (net)		(422)	(2,595)
Net cash provided / (used) by / in investing activities	e	**(12,581)**	**(38,767)**
Cash flows from financing activities:			
Increase / (decrease) in borrowings		(26,144)	(12,960)
Net cash provided / (used) by / in financing activities	f	**(26,144)**	**(12,960)**
Cash and cash equivalents			
Beginning of the period	g	86,879	69,409
End of the period	h = d+e+f+g	60,038	60,038

7. Accounting Policies

Set out below are the significant accounting policies to the Proforma Consolidated Statement of Operations and the Proforma Consolidated Balance Sheet.

7.1. Principles of Consolidation

The Company holds less than 50% of paid-up equity shares of each of its key investee companies, namely Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, and Reliance Telecom Limited (together referred to as "Investee Companies"). The Company does not have any subsidiary as at March 31, 2006. Consequently, the Company is not required to prepare consolidated financial statements in terms of the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India.

The Board of Directors of the Company at its meeting on March 12, 2006 approved a Scheme of Amalgamation and Arrangement (SoAA) for inter alia the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercials Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited with the Company and respective shareholders and creditors. The Scheme will be subject to all necessary permissions, sanctions and approvals, including inter alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities etc. Upon approval of the aforesaid Scheme of Amalgamation and Arrangement, the equity share capital of the Company will stand increase to 2,044,614,990 shares of Rs 5 each fully paid-up

The proforma unaudited consolidated financial results contained in this report are prepared in terms of the abovesaid Scheme of Amalgamation and Arrangement as if it was effective from April 1, 2005. Accordingly, and in order to enable investors to take a holistic view of the business carried on by the Company and its key Investee Companies, the accounts of the Company have been recast by consolidating (even though such consolidation is not required) the accounts of the Investee Companies for the quarter ended March 31, 2006 by adopting on a mutatis mutandis basis the provisions of AS 21 and AS 23 relating to Consolidation of Financial Statements issued by The Institute of Chartered Accountants of India.

7.2. Other Significant Accounting Policies

7.2.1. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

7.2.2. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known/materialized.

7.2.3. Fixed Assets

a) Fixed assets are stated at cost net of CENVAT less accumulated depreciation, amortization and impairment loss, if any.

b) All costs including financing cost until commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalized.

c) Expenses incurred relating to projects prior to commencement of commercial operation are considered as project development expenditure and shown under capital work-in-progress.

d) In respect of operating leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the AS 19 issued by The Institute of Chartered Accountants of India, except for rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalized.

e) In respect of finance leases, the lower of the fair value of the assets and present value of the minimum lease rentals is capitalized as fixed assets with corresponding amount shown as liabilities for leased assets in compliance with the provisions of the AS 19 issued by The Institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognized as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalized.

f) Entry fees paid for telecom licenses and indefeasible right of connectivity are stated at cost for acquiring the same less accumulated amortization. These, being intangible assets, are classified as fixed assets.

7.2.4. Depreciation / Amortization

a) Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in cases of cable systems, telecom electronic equipment, customer premises equipment and certain other assets for which useful life has been considered based on technical estimation.

b) Depreciation on assets taken on finance lease is provided over the remaining period of lease from the commencement of commercial operations.

c) Leasehold land is depreciated over the period of the lease term.

d) Intangible assets, namely entry fees for telecom licenses and indefeasible right of connectivity are amortized equally over the balance period of licenses or indefeasible rights from the date of commencement of commercial services or acquisition.

e) The depreciation schedule for various classes of assets is as follows:

Asset Class	Period (Years)
Leasehold Land	Over the lease period
Building	30 & 60
Plant and Machinery	10-20
Furniture and Fixture	15
Office Equipment	20
Vehicles	10

7.2.5. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

7.2.6. Investments

Investments are classified into long term and current investments. Investments which are intended to be held for more than one year are classified as long term investments and investments which are intended to be held for less than one year, are classified as current investments.

Current investments are carried at lower of cost and quoted/fair value, computed category wise. Long term investments are stated at cost. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

7.2.7. Inventories

Inventories are valued at lower of cost or net realizable value. Cost of communication devices and accessories and stores and spares are determined on weighted average basis, or net realizable value whichever is less.

7.2.8. Employee Retirement Benefits

Gratuity and leave encashment liability are provided for based on actuarial valuation done at the year end while Company's contributions towards provident fund and superannuation fund are provided on actual contribution basis in accordance with the related stipulation.

7.2.9. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of such assets up to the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognized as expense in the year in which they are incurred.

7.2.10. Foreign Currency Transactions

a) Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the year end rate and the rate on the date of the contract is recognized as exchange difference and the premium paid on forward contracts has been recognized over the life of the contract.

c) Non monetary foreign currency items are carried at cost.

d) Any income or expense on account of exchange difference either on settlement or on translation is recognized in the profit and loss account, except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

7.2.11. Revenue Recognition

Revenue (income) is recognized as and when the services are performed on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

7.2.12. Provision for Doubtful Debts

Provision is made in the accounts for doubtful debts in cases where the management considers the debts to be doubtful of recovery.

7.2.13. Miscellaneous Expenditure

Miscellaneous expenses are charged to profit and loss account as and when they are incurred.

7.2.14. Taxes on Income

Provision for income tax is made on the basis of estimated taxable income for the year at current rates. Tax expenses comprise both current tax and deferred tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of income tax payable/recoverable in respect of the taxable income/loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

7.2.15. Government Grants

Subsidies provided by Government for providing telecom services in rural areas are netted off against related expenses.

7.2.16. Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognized but are disclosed in the notes. Contingent assets are neither recognized nor disclosed in the financial statements.

8. Glossary

Definitions Used for Key Performance Indicators and Financial Terms and Ratios

Wireless Segment	
Wireless market share	Is defined as RCVL's total wireless customers (CDMA Mobile + GSM Mobile + FWP + PCO), at the end of the relevant period, divided by All India wireless customers (CDMA Mobile + GSM Mobile + FWP + PCO), at the end of the same period. The wireless customer numbers are sourced from reports by industry associations.
Market share of wireless net adds	Is defined as RCVL's wireless customer net additions during the relevant period, divided by All India wireless customer net additions during the same period.
Wireless ARPU	Wireless ARPU (average revenue per customer per month) is computed by dividing the total wireless segment revenue during the relevant period by the average customers; and dividing the result by the number of months in the relevant period.
Wireless net ARPU	Wireless net ARPU is computed by dividing the net revenue of the wireless segment for the relevant period by the average customers; and dividing the result by the number of months in the relevant period. Net revenue is defined below.
Wireless churn	Is the monthly churn calculated by taking the average of the monthly wireless disconnections divided by the average monthly subscriber base in the relevant period. Churn is expressed as a percentage.
Total wireless minutes of use (MoU)	Sum of all incoming and outgoing minutes used on the wireless access network by all customers put together.
Wireless MoU per customer/ month	Total wireless minutes of use divided by the average number of wireless customers on the network in the relevant period. The result is expressed as the average per customer.
Wireless revenue per minute (RPM)	Wireless ARPU divided by the average wireless minutes of use per month per customer.
SMS revenue (% of ARPU)	SMS revenue comprises both charges for customer to customer messaging services and for applications accessed by customers over the SMS platform. SMS revenue is divided by wireless segment revenue, and expressed as a percentage of ARPU.
Non-voice revenue (% of ARPU)	Non-voice revenue comprises SMS revenue, charges for applications accessed by customers over the wireless multimedia platform, wireless internet access services, wireless data VPN, and other value added services. Non-voice revenue is divided by wireless segment revenue, and expressed as a percentage of ARPU.
Wireless multimedia users	The number of unique wireless customers who have accessed applications over the wireless multimedia platform in the last month of a given quarter.
Wireless internet users	Average number of unique wireless customers who have used the wireless internet access service during a given quarter.

Global Segment	
ILD minutes	Total of incoming and outgoing international long distance minutes carried by the Global segment.
NLD minutes	Total of national long distance minutes carried by the Global segment. Note: NLD minutes include the domestic carriage of ILD minutes where applicable in accordance with TRAI accounting stipulations.
LD net revenue per minute	Is computed by dividing the net revenue of the Global segment earned from ILD and NLD voice services for the relevant period by the total ILD and NLD minutes in aggregate during the relevant period.

Broadband Segment	
Buildings directly connected	The number of buildings directly connected to RCVL's own network (err by wireline, fibre optic, or other fixed access technologies) at the end of the relevant period.
Access lines	Number of narrowband and broadband access lines in use.
ARPL	ARPL (average revenue per line) is computed by dividing total Broadband segment revenue by the average number of access lines in use during the relevant period; and dividing the result by the number of months in the relevant period.

Financial Terms and Ratios	
Net revenue	Total revenue less (1) charges for access deficit, USO levy, revenue share and spectrum fees (referred to as "License Fees").and (2) charges for access, carriage, interconnection and termination (referred to as "Access Charges").
Adjusted gross revenue	Revenues of licensed operations less interconnection and others costs as defined and allowed by the Telecom Regulatory Authority of India
Cash profit from operations	Is defined as the sum of profit after tax, depreciation and amortization.
Investment in projects	Investment in projects comprises net fixed assets, intangible assets, capital work-in-progress, and one time entry fee paid unamortized.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SEC/003/May/2006-07

24th April 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 3rd April 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules as per statement attached. A copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement	Secretarial Audit Report	Stock Exchanges	30 days from the end of the quarter	Copy of the letter dated 20.04.06	Annexure -1
2	Stock Exchange Listing Agreement as well as under SEBI (substantial acquisition of shares and takeovers) Regulations, 1997	Disclosure under Regulation 8(3) of SEBI (substantial acquisition of shares and takeovers) Regulations, 1997	Stock Exchanges	30 days from the end of financial year.	Copy of the letter dated 22.04.06	Annexure -2
3	Stock Exchange Listing Agreement Clause 41	Intimation of date of Board meeting	Stock Exchanges	At least 7 days prior to Board meeting in which quarterly financial results are to be considered	Copy of the letter dated 24.04.06	Annexure -3

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/010/Apr/2006-07

April 20, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCVL

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2006

Pursuant to circular No. D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities & Exchange Board of India, we forward herewith Secretarial Audit Report issued by M/s Dayal and Lohia, Chartered Accountants for the quarter ended 31st March 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above

dayal and lohia

chartered accountants

The Board of Directors
Reliance Communication Ventures Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Communication Ventures Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2006**
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communication Ventures Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

FOR RELIANCE COMMUNICATION VENTURES LIMITED

HASIT SHUKLA
COMPANY SECRETARY

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	122 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	122 31 30 422	100.000

12	Held in dematerialised form in CDSL	5 44 56 146	04.452
13	Held in dematerialised form in NSDL	109 28 56 410	89.349
14	Physical	7 58 17 866	06.199

15 Total No. of Shares (12+13+14) 122 31 30 422

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

****** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	8 159	5 33 914	Delay in Process
	758	48 807	Delay in receipt of Physical DRF & Share Certificates from DP.
	352	21 049	Delay in Process due to notice of lodgement inviting objection within 10 days
Total	9 269	6 03 770	
Pending for more than 21 days	55	3 414	Non-Receipt of Physical DRF & Share Certificates from DP.
Total	55	3 414	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri Hasit Shukla Tel No.: 022 - 3038 6286 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081
25	Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)	a) The shares of the company have been allotted pursuant to the scheme of arrangement between the company and Reliance Industries Limited, duly approv by the Bombay High Court. b)The Shares of the Company were liste on Bombay Stock Exchange Limited and National Stock Exchange of India Limite with effect from March 6, 2006.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai
Date : 18.4.2006

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/004/Apr/2006-07

April 22, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997**

In compliance with the requirement specified in Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, we submit herewith the details of shareholdings as of 31st March 2006 in the format specified for the purpose, duly filled in, with a request kindly to take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl : As above

Disclosure of details of shareholding by Target Company/reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the Target /Reporting Company : **Reliance Communication Ventures Limited**

Date of Reporting : **31-Mar-06**

Names of the Stock Exchanges where shares of reporting company are listed : **Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE)**

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights of person mentioned at (I) as informed under Regulation 8(1) to target company											
Names	As on March 31, 2006		As on March 31, 2005[1]		Changes, if any between (A) & (B)[1]		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NA	--	--	--	--	--	--	--	--	--	--	--	--

(II) Information about Promoter(s) or every person having control over a company and also persons acting in Concert with him in terms of Regualtion 8(2)

Name of Promoter(s) or every person(s) having control over a Company and persons acting in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)											
	As on March 31, 2006		As on March 31, 2005[1]		Changes if any between (A) & (B)[1]		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
Names	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
1. Anadha Enterprise Pvt Limited	27 02 92 782	22.10										
2. Bhavan Mercantile Private Limited	17 73 72 835	14.50										
3. AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94										
4. Shri Anil D Ambani	18 59 171	0.15										
5. Master Jaianmol A. Ambani	16 69 759	0.14	--	--	--	--	--	--	--	--	--	--
6. Master Jaianshul A. Ambani	100	0.00										
7. Smt Kokila D Ambani	36 65 227	0.30										
8. Smt Tina A Ambani	16 50 832	0.13										
9. Reliance Capital Ltd.	1 78 27 158	1.46										
Total	**48 58 66 865**	**39.72**	--	--	--	--	--	--	--	--	--	--

(1) The shares of the Company were listed on BSE & NSE with effect from 6th March,2006. Hence not applicable.

For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Place: Mumbai
Date : 22nd April, 2006

RELIANCE COMMUNICATION VENTURES LIMITED

Annexure 3

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/010/Apr/2006-07

April 24, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: Unaudited Financial Results (Provisional) for the quarter ended 31st March 2006.

Further to our letter of date, we wish to inform you that the meting of the Board of Directors of Reliance Communication Ventures Limited has been advanced by a day to Sunday, the 30th April 2006 and in terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby inform that a meeting of the Board of Directors of the Company is scheduled to be held on Sunday, the 30th April 2006, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) for the quarter ended 31st March, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SEC/004/May/2006-07

13th April, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 3 0 2006
WASH, D.C.
213

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 3rd April 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules as per statement attached. A copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RECEIVED
2006 JUL -3 P 5:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement	Corporate Governance compliance report under Clause 49	Stock Exchanges	15 days from the end of the quarter	Copy of the letter dated 11.04.06	Annexure -1
2	Stock Exchange Listing Agreement	Shareholding pattern under Clause 35 and free float indices	Stock Exchanges	15 days from the end of the quarter	Copy of the letter dated 13.04.06	Annexure -2

Annexure-1

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/003/Apr/2006-07

April 11, 2006

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st March, 2006**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st March 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl : As above

RELIANCE COMMUNICATION VENTURES LIMITED

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communication Ventures Limited**

Quarter ending on: 31st March 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	NA	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	
(E) Remuneration of Directors	49 (IV E)	NA	
(F) Management	49 (IV F)	YES	

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Date: 11th April 2006

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/002/Apr/2006-07

April 13, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 31st March 2006**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl : As above

RELIANCE COMMUNICATION VENTURES LIMITED

SHAREHOLDING PATTERN (EQUITY SHARES) AS ON 31.03.2006

	CATEGORY	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	PROMOTERS HOLDING		
1	**Promoters**		
	Indian Promoters		
a	Anadha Enterprise Private Limited	27 02 92 782	22.10
b	Bhavan Mercantile Private Limited	17 73 72 835	14.50
c	Others	2 03 74 090	1.67
	Foreign Promoters	-	-
2	**Person Acting In Concert**		
	Reliance Capital Limited	1 78 27 158	1.46
	Sub Total	**48 58 66 865**	**39.72**
B	NON-PROMOTERS HOLDING		
3	**Institutional Investors**		
a	Mutual Funds and UTI	3 11 10 486	2.54
b	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)		
(i)	Life Insurance Corporation of India	6 29 97 668	5.15
(ii)	Others	1 73 88 734	1.42
c	FIIs		
(i)	Merrill Lynch Capital Markets Espana S.A. S.V.	2 08 19 628	1.70
(ii)	Ohers	22 20 15 267	18.15
	Sub Total	**35 43 31 783**	**28.97**
4	**Others**		
a	Private Corporate Bodies	**7 66 40 323**	6.27
b	Indian Public	**22 90 30 120**	18.72
c	NRIs/OCBs	**1 36 91 590**	1.11
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	**6 36 69 741**	5.21
	Sub Total	**38 29 31 774**	31.31
	GRAND TOTAL	**122 31 30 422**	100.00

Note 1 : Total foreign shareholding in number of shares and percentage shareholding including GDR and ADR holdings are 32,00,96,226 equity shares i.e: 26.17%

For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Date : 13th April 2006

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/001/Apr/2006-07

April 13, 2006

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub : Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 31st March 2006 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl : As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE COMMUNICATION VENTURES LIMITED			
	Scrip Code 532712 Quarter Ended 31st March, 2006		
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	88 45 089	0.7232
2	Indian Corporate Bodies/ Trusts/ Partnerships	45 91 94 618	37.5426
3	Persons Acting in Concert (also include Suppliers/ Customers)	1 78 27 158	1.4575
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	48 58 66 865	39.72
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here ____________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	48 58 66 865	39.72

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	22 90 30 120	18.72
2	Indian Corporate Bodies/Trusts/Partnerships	7 66 40 323	6.27
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	26 50 408	0.22
6	Central/State Govt.	10 81 095	0.09
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 68 91 964	6.29
9	Mutual Funds	3 08 73 421	2.52
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**41 71 67 331**	**34.11**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 62 036	0.01
15	Foreign Institutional Investors (SEBI-registered)	24 28 34 895	19.85
16	Non Resident Indians (Individuals)	1 34 29 554	1.10
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**25 64 26 485**	**20.96**
C	GDRs/ADRs/ADSs	6 36 69 741	5.21
	Sub Total C	**6 36 69 741**	**5.21**
D	OTHERS (Please specify here)		
		0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**73 72 63 557**	**60.28**
	Grand Total	**1 22 31 30 422**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	48 58 66 865	39.72
Total Free-float	73 72 63 557	60.28
Grand Total	**1 22 31 30 422**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	90 30 34 196	73.83
Total Foreign Holding	32 00 96 226	26.17
Grand Total	1 22 31 30 422	100.00

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATION VENTURES LIMITED

Scrip Code: 532712 Quarter Ended: 31st March, 2006

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Anadha Enterprise Private Limited	27 02 92 782	22.10	I-A-2
2	Bhavan Mercantile Private Limited	17 73 72 835	14.50	I-A-2
3	Reliance Capital Limited	1 78 27 158	1.46	I-A-3
4	AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94	I-A-2
5	Smt.Kokila D. Ambani	36 65 227	0.30	I-A-1
6	Shri Anil D. Ambani	18 59 271	0.15	I-A-1
7	Jaianmol A. Ambani	16 69 759	0.14	I-A-1
8	Tina A. Ambani	16 50 832	0.13	I-A-1
	Total	48 58 66 865	39.72	

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATION VENTURES LIMITED					
	Scrip Code	532712		Quarter Ended	31st March, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	6 29 97 668	5.15	II-A-8	NIL
2	Merrill Lynch Capital Markets Espana S.A. S.V.	2 08 19 628	1.70	II-B-15	NIL
3	The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21	II-C	NIL
	Total	14 74 87 037	12.06		

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

1st July, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 and letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 1st July, 2006 accompanied with disclosure as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 to the Stock Exchanges in India, where the shares of the Company are listed, copy of the same is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

RECEIVED
2006 JUL -5 P 2:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

July 1, 2006

Shri S. Subramanian
DCS – CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: **Disclosures under Regulation 7(3)**

We enclose herewith the disclosures as required under Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 (the "Regulations") with respect to acquisition of 2,58,27,000 equity shares by acquirer and PAC's from the open market (as per Annexure A).

Kindly acknowledge the receipt of the same.

Yours faithfully

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: a/a

FORMAT FOR DISCLOSURE OF DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3) OF SEBI (SUBSTANTIAL ACQUISITION OF SHARES AND TAKEOVERS) REGULATIONS, 1997

Name of the Target company	**Reliance Communications Limited**	
Date of reporting	01.07.2006	
Names of the stock exchanges where the shares of the target company are listed	(i) Bombay Stock Exchange Ltd., Mumbai (ii) The National Stock Exchange of India Ltd.	
Details of the acquisition/~~sale~~ received in terms of Reg. 7(1) and 7(1A)		
Names of the acquirers/sellers and PACs with them	Smt. Kokila D. Ambani, AAA Communications Pvt. Ltd; Hansdhwani Trading Company Pvt. Ltd. Sonata Investments Ltd., Reliance Capital Ltd. (Acquirers) and Anil D. Ambani, Tina A. Ambani, Jaianmol A. Ambani, Jaianshul A. Ambani, Anadha Enterprise Pvt. Ltd., Bhavan Mercantile Pvt. Ltd., AAA Global Business Management Pvt. Ltd., and Reliance General Insurance Company Ltd. (Person Acting in concert)	
Date of Acquisition/~~sale~~	The acquirers have acquired shares on various dates commencing from 1st April 2006 upto 23rd June 2006 with last acquisition crossing 2% limit on 23rd June, 2006.	
Date of receipt of intimation of allotment by acquirer/~~seller~~	25.06.2006	
Mode of acquisition (e.g. open market / public issue / rights issue / preferential allotment / *inter se* transfer etc.)	Acquirers have acquired these shares from Open Market.	
Mode of sale (e.g. open market / MOU / off market etc.)	Not Applicable	
Particulars of acquisition / ~~sale~~	Number	% w.r.t. total paid-up capital of Target Company
(a) Shares/Voting rights (VR) of the acquirer / ~~seller~~ before acquisition / ~~sale~~	49,14,93,517	40.18
(b) Shares/ voting rights acquired/~~sold~~	2,58,27,000	2.11
(c) Shares/VR of the acquirer/seller after acquisition/~~sale~~	51,73,20,517	42.29
Paid-up capital / total voting capital of the target company before the said acquisition	122,31,30,422 Equity shares of Rs. 5 each.	
Paid-up capital / total voting capital of the target company after the said acquisition	122,3130,422 Equity shares of Rs. 5 each.	

Note:

1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) and 7(1A).

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Place: Mumbai
Date: 01.07.2006

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

24th July, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 and letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted our letters dated 21st July, 2006 alongwith Media Release in the matter of approval to the Scheme of Amalgamation and Arrangement under Section 391 to 394 of the Companies Act, 1956, and letter dated 24th July, 2006 intimating about a meeting of the Board of Directors to be held on 31st July, 2006 to consider and take on record Unaudited Financial Result for the quarter and six months ended 30th June, 2006 to the Stock Exchanges in compliances under the Listing Agreement executed with the Stock Exchanges in India, copies of the same are enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

July 21, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Scheme of Amalgamation and Arrangement

We wish to inform you that the Hon'ble High Court of Judicature at Bombay has today sanctioned the Scheme of Amalgamation and Arrangement , under Sections 391 to 394 of the Companies Act, 1956 (the "Scheme") providing for, inter alia, the amalgamation of (1) Reliance Infocomm Limited (2) Reliance Communications Solutions Private Limited, (3) Reliance Software Solutions Private Limited, (4) Reliance Communications Technologies Limited, (5) Ambani Enterprises Private Limited, (6) Reliance Business Management Private Limited, (7) Formax Commercial Private Limited, and (8) Panther Consultants Private Limited with Reliance Communications Limited ("the Company"), and the demerger of Network division of the Reliance Communications Infrastructure Limited with the Company. The said Scheme had already been sanctioned by the Hon'ble High Court of Gujarat at Ahmedabad on 18th July, 2006.

A copy of media release issued in this regard is enclosed herewith.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

RELIANCE Communications
Anil Dhirubhai Ambani Group

MEDIA RELEASE

REORGANISATION OF RELIANCE COMMUNICATIONS GROUP SANCTIONED BY THE HIGH COURTS

Reliance Communications to become the main operating company providing basket of telecommunication services with 21 million individual and enterprise customers – India's largest.

Reliance Infocomm to merge with Reliance Communications

Reliance Communications market cap to be about Rs. 50,000 crores

Re-organisation achieved through a share swap only, with no cash outgo

Mumbai, July 21, 2006: The Hon'ble High Court of Judicature at Bombay has today sanctioned the Scheme of Amalgamation and Arrangement of Reliance Communications Limited leading to creation of one of the India's largest private sector company in terms of market capitalization and the largest private sector telecommunications service provider in terms of subscribers, assets, and coverage. The Scheme had earlier been approved by Hon'ble High Court of Gujarat on July 18, 2006.

Pursuant to this reorganisation, Reliance Infocomm Limited will merge with Reliance Communications and Reliance Telecom Limited, the GSM service provider, and FLAG Telecom will become 100% subsidiaries of Reliance Communications.

The reorganisation has resulted in alignment of the interest of all shareholders in a single listed entity for all Reliance Communications businesses; creating synergies on account of consolidation of interests; simple and transparent ownership structure for Reliance Anil Dhirubhai Ambani Group's communications services businesses; eliminating areas of potential conflict of interest and related party transactions; and unlocking and maximizing value of the over 2 million shareholders.

The re-organisation up holds the highest principles of transparency, fairness and corporate governance and it is a historic milestone in the endeavor of the Reliance Anil Dhirubhai Ambani Group to create the most valuable India based global communications Services Company.

Reliance Communications Limited, a member of the Reliance Anil Dhirubhai Ambani Group (Reliance ADA Group), is India's foremost integrated telecommunications company with over 21 million Indian and 500,000 global individual consumers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and – through subsidiary FLAG Telecom - over 200 global carriers. Reliance Communications, has a pan-Indian, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain.

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

July 24, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Unaudited Financial Results for the quarter and six months ended 30th June 2006.

In terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby wish to inform that a meeting of the Board of Directors of the Company is scheduled to be held on Monday, the 31st July, 2006, inter alia, to consider and take on record the Unaudited Financial Results for the quarter and six months ended 30th June 2006.

A copy of Media Release issued by the Company in this regard is also enclosed.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

MEDIA RELEASE

RELIANCE COMMUNICATIONS BOARD MEETING TO CONSIDER UNAUDITED FINANCIAL RESULTS FOR THE QUARTER AND SIX MONTHS ENDED 30TH JUNE, 2006

Mumbai, 24th July 2006: A meeting of the Board of Directors of Reliance Communications Limited is scheduled to be held on Monday, the 31st July, 2006 to consider, inter alia, Unaudited Financial Results of the Company for the quarter and six months ended 30th June 2006.

The current Financial Year of the Company is for the period of 15 months (fifteen months) from 1st January 2006 to 31st March 2007.

The Board of Directors of the Company will also consider Unaudited Proforma Consolidated Financial Results of the Company for the quarter and six months ended 30th June 2006 in terms of the Scheme of Amalgamation and Arrangement (Scheme), as if the said Scheme was in force.

About Reliance Communications:

Reliance Communications, a member of the Reliance Anil Dhirubhai Ambani Group (Reliance ADA Group), is India's foremost integrated telecommunications company with over 21 million Indian and 500,000 global individual consumers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and – through subsidiary FLAG Telecom - over 200 global carriers.

The company has a pan-Indian, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain.

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

24th June, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 and letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 22nd June, 2006 accompanied with Media Release titled "Disney Comes to Reliance Mobile", to the Stock Exchanges in India where the shares of the Company are listed, copy of the same is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

June 22, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sirs,

Sub: Disney comes to Reliance Mobile

We enclose herewith the media release issued by the Company on 22nd June 2006 which is self-explanatory.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications
Anil Dhirubhai Ambani Group

Media Release

RCL/MR/2006/13

Disney Comes to Reliance Mobile

- Reliance Communications ties-up with Disney to offer Disney-branded content on Reliance Mobile
- Includes Disney video shorts and 3D animations exclusively made for mobile devices featuring Disney characters
- Disney wallpapers, ring-tones, games and comic strips also available

Mumbai, June 22, 2006: The exciting world of 3D animation on mobile will now be available on Reliance mobile phones. Reliance Communications today announced its tie up with Disney the world's largest family entertainment brand to offer on Reliance Mobile World what would be India's first 3D animation on mobile. There will be a host of other Disney mobile content offerings as well.

Reliance customers can access sixteen Disney animated video shorts, including ten in 3D, exclusively made for mobile devices and featuring Disney characters. They also can download other mobile content with favourite Disney characters in the form of wallpapers, ring-tones, games or comic strips from Disney Zone, created on Reliance Mobile World.

With World Cup Soccer gripping the world over, wallpapers and animations showing Disney characters in football gear will be an added attraction. Downloads will be priced at - Rs.5/- for wallpapers, Rs.10/- for video shorts downloads, Rs.5/- for animations and Rs.10/- for ring-tones on Disney Zone. Games will be charged at Rs.5/- per session.

Mr. Mark Handler, Executive Vice President and Managing Director, International, Walt Disney Internet Group, said, "The strength of the Disney brand, combined with our rich content library, allows us to create a new and fun mobile experience for families in India. We are pleased to collaborate with Reliance to bring to consumers Disney mobile content, anytime, anywhere."

Mahesh Prasad, President, Application Solutions and Content Group, Reliance Communications, said, "Reliance Mobile has unparalleled reach with over 10 million data-enabled handsets and a countrywide high speed data network covering small and big towns alike. With *Kidz World* in Reliance Mobile World, Reliance pioneered edutainment on mobile in India. Disney Zone will raise the bar many notches to give a unique experience".

"Earlier this year, a game based on Power Rangers, a hit TV show on Toon Disney, was launched on Reliance network, which became one of the highest downloaded games nearing 700,000". With the launch of a new season of Power Rangers SPD, a completely new game around the show is set to debut on Reliance this month," **added Mr. Prasad.**

Rajat Jain, Managing Director, The Walt Disney Company (India) said, "Our success in these emerging platforms stems from the strengths of Disney's major brands and franchises, which have been leveraged and brought in through innovative and strategically sound ways – positioning the company as the leading provider of entertainment and information for the wireless and broadband markets. We are happy to bring our best-in-class content to Reliance Mobile."

Reliance World has worked wonders with hundreds of services spanning information, messaging, entertainment, m-commerce with access to rich media content and video clips. Thanks to its wide range of applications it has endeared itself to users from all walks of life. Its applications include TV news clips, ball-by-ball cricket scores and other information, latest movie clips, city and TV guides, railway reservations, banking, bill payment, and examination results.

About Reliance Communications

Reliance Communications is India's foremost integrated telecommunications company with over 21 million Indian and 500,000 global individual consumers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and – through subsidiary FLAG Telecom - over 200 global carriers.

The company has a pan-Indian, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain.

About Walt Disney Internet Group

Walt Disney Internet Group (WDIG) provides strategic leadership, business execution support and a world-class technology platform for all the Walt Disney Company (NYSE:DIS) Internet properties, including category leaders ESPN.com and ABCNEWS.com, and directly operates Disney.com worldwide, FamilyFun.com, Movies.com and Disney Mobile. A market leader in developing and distributing entertainment and informational content to new platforms, WDIG is committed to creating and delivering products for broadband distribution, including: ABC News On Demand, a subscription video news service that offers the Internet's first 24-hour, live Internet-only news channel and top ABC News programs for on demand viewing; Disney Connection; and WDIG Motion, a proprietary video technology for broadband users. Through relationships with some of the world's largest wireless carriers, WDIG distributes content and services to wireless users under the Disney brand. Additionally, WDIG has led the way in developing interactive content for televised programming through its Enhanced TV service.

###

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

14th July, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

RECEIVED 2006 JUL 19 P 2:10 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 and letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted following four letters dated 13th July, 2006 in the matter of compliances made under the Listing Agreement executed with the Stock Exchanges in India, copies of the same are enclosed herewith for information and records.

Sr. No.	Clause No. of the Listing Agreement	Particulars
1	49	Corporate Governance compliance Report
2	35	Quarterly Shareholding pattern
3	Circular	Secretarial Audit Report for the quarter ended 30th June, 2006
4	Circular	Free Float Indices for the quarter ended 30th June, 2006

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SE/003/June/2006-07

July 13, 2006

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 30th June, 2006**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 30th June 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 30th June 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	NA	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	NA	

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Date: 13th July 2006

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SE/002/June/2006-07

July 13, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 30th June 2006**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th June 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

I(a) Statement Showing Shareholding Pattern

Name of the Company: RELIANCE COMMUNICATIONS LIMITED

Scrip Code : BSE - 532712 NSE - RCOM | Quarter ended: 30th June 2006

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.75	0.72
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	26	507731566	507709663	43.18	41.51
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**37**	**516576655**	**516554652**	**43.93**	**42.23**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**37**	**516576655**	**516554652**	**43.93**	**42.23**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	276	37619607	37126041	3.20	3.08
(b)	Financial Institutions/Banks	437	3358303	3229442	0.29	0.27
(c)	Central Government/State Governments	59	1078675	56256	0.09	0.09
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	21	84862943	84851749	7.22	6.94
(f)	Foreign Institutional Investors	527	221389408	221263309	18.83	18.10
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1320**	**348308936**	**346526797**	**29.62**	**28.48**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	10033	61071201	58470388	5.19	4.99
(b)	Individual					
	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2053395	198892122	137732985	16.91	16.26
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	284	24396600	22595318	2.07	1.99
(c)	Any Other (Specify)					
1	NRIs/OCBs	18047	26580551	21543767	2.26	2.17
2	Pending Confirmation	0	9299	0	0.00	0.00
	Sub -Total (B)(2)	2081759	310949773	240342458	26.45	25.42
	Total Public Shareholding B=(B)(1)+(B)(2)	2083079	659258709	586869255	56.07	53.90
	TOTAL (A) +(B)	2083116	1175835364	1103423907	100.00	96.13
(C)	Shares held by Custodians and against which Depository Receipts, are in the process of being issued	1	47295058	47295058	0.00	3.87
	Grand Total (A)+(B)+(C)	2083117	1223130422	1150718965	100.00	100.00

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Anadha Enterprise Private Limited	26 85 99 358	21.96
2	Bhavan Mercantile Private Limited	17 90 66 259	14.64
3	AAA Communication Private Limited	1 36 99 750	1.12
4	AAA Global Business Enterprises Private Limited	1 15 29 001	0.94
5	Hansdhwani Trading Company Private Limited	30 00 040	0.25
6	Smt. Kokila D. Ambani	36 65 227	0.30
7	Shri Anil D. Ambani	18 59 171	0.15
8	Smt. Tina A. Ambani	16 50 832	0.13
9	Master Jaianmol A. Ambani (through Father and Natural Guardian Shri Anil D. Ambani)	16 69 759	0.14
10	Master Jaianshul A.Ambani(through Father and Natural Guardian Shri Anil D. Ambani)	100	0.00
11	Reliance Capital Limited	1 84 62 158	1.51
12	Sonata Investments Limited	1 32 75 000	1.09
13	Reliance General Insurance Co. Ltd	1 00 000	0.01
	Total	**51 65 76 655**	**42.23**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	70968647	5.80
2	Deutsche Bank Trust Company Americas	47295058	3.87
3	Merrill Lynch Capital Markets Espana S.A.S.V	24219351	1.98
4	The Bank of New York	13348151	1.09
5	HSBC Global Investment Fund A/C HSBC Global Investment Funds Mauritius Limited	12743250	1.04
	Total	**168574457**	**13.78**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
		Nil	

II(a) Statement showing details of Depository Receipts (DRs)

	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs (Being issued)	-	47295058	3.87
	TOTAL		47295058	3.87

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}

Note : GDRs are in the process of being issued.

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SE/004/June/2006-07

July 13, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 30th June 2006

Pursuant to circular No. D&CC/FITTC/CIR –16/2002 dated December 31, 2002 issued by the Securities & Exchange Board of India, we forward herewith Secretarial Audit Report issued by M/s Haribhakti & Co, Chartered Accountants for the quarter ended 30th June 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

HARIBHAKTI & CO. *CHARTERED ACCOUNTANTS*

42, FREE PRESS HOUSE, 4TH FLOOR, 215, NARIMAN POINT, MUMBAI-400 021. ✆ : 2287 1099 / 5639 1101 (3 LINES) VBH - 2287 1806 • FAX : 2285 6237
19-21, BOMBAY MUTUAL CHAMBERS, AMBALAL DOSHI MARG, MUMBAI-400 001. ✆ : 5639 1106 / 5639 1107 (DIRECT) 2262 6345
FAX : 2265 6260 • E-mail : hbhakti@vsnl.com • Website : www.haribhaktigroup.com

MS-147H-574/BB

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Communications Limited (formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company") and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	**June 30 2006**
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	122 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	122 31 30 422	100.000
12	Held in dematerialised form in CDSL	3 21 03 374	02.625
13	Held in dematerialised form in NSDL	111 86 15 591	91.455
14	Physical	7 24 11 457	05.920

15 Total No. of Shares (12+13+14) | 122 31 30 422 | 100.000

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) | YES
if not, updated upto which date | NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. | NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	19	977	Delay in Process
	36	1 653	Delay in receipt of Physial DRF & Share Certificates from DP
	21	1 388	Rejected since Physical DRF & Share Certifcates not received from the DP within 30 days
Total	**76**	**4 018**	
Pending for more than 21 days	1	18	Non-reciept of Physical DRF & Share Certificates from DP
Total	**1**	**18**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri Hasit Shukla Tel No.: 022 - 3038 6286 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	Haribhakti & Co. Chartered Accountants 701, Raheja Centre 214, Nariman Point Mumbai - 400 021 Tel.: 022 30212800 - 801 Fax.: 022 22814834
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081
25	Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)	a) The name of the Company stands changed from "Reliance Communication Ventures Limited" to "Reliance Communications Limited" w.e.f. 7th June, 2006. (2) The Company has allotted Foreign Currency Convertible Bonds (FCCB) for US $500 Million on 9th May, 2006 having maturity period of 5 years and 1 day and conversion price will be Rs.480.68 per share,representing a premium of 50% to the closing price of the shares on March 21, 2006. In the event the FCCBs are fully converted into Equity shares of the Company, the equity Capital of the Company would increase by approx. 4.62 crore Equity Shares of Rs.5 each.

Place: Mumbai
Date : 10th July 2006.

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SE/001/June/2006-07

July 13, 2006

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 30th June 2006 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Category Code	Category	No.of Shares Held	% of Shareholding
	Name of the Company : RELIANCE COMMUNICATIONS LIMITED		
	Scrip Code	532712 Quarter Ended	30th June, 2006
I	**CONTROLLING/STRATEGIC HOLDINGS**		
A	**BASED IN INDIA**		
1	Indian Individuals/HUFs & Relatives	88 45 089	0.72
2	Indian Corporate Bodies/ Trusts/ Partnerships	47 58 94 408	38.91
3	Persons Acting in Concert (also include Suppliers/ Customers)	3 18 37 158	2.60
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	51 65 76 655	**42.23**
B	**BASED OVERSEAS**		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	**0.00**
C	**GDRs/ADRs/ ADSs**	0	0.00
	Sub Total C	0	**0.00**
D	**OTHERS (Please specify here ___________________)**	0	0.00
	Sub Total D	0	**0.00**
E	**ANY OTHER SHARES LOCKED-IN (except covered above)**	0	0.00
	Sub Total E	0	**0.00**
	Sub Total I	51 65 76 655	**42.23**

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	22 32 88 206	18.26
2	Indian Corporate Bodies/Trusts/Partnerships	6 10 71 201	4.99
3	Independent Directors & Relatives	482	0.00
4	Present Employees	34	0.00
5	Banks/Financial Institutions	35 92 424	0.29
6	Central/State Govt.	10 78 675	0.09
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	8 48 62 943	6.94
9	Mutual Funds	3 73 85 486	3.06
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**41 12 79 451**	**33.63**
B	**BASED OVERSEAS**		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 35 00 737	1.10
15	Foreign Institutional Investors (SEBI-registered)	22 13 89 408	18.10
16	Non Resident Indians (Individuals)	1 30 79 814	1.07
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**24 79 69 959**	**20.27**
C	**GDRs/ADRs/ADSs (being issued)**	4 72 95 058	3.87
	Sub Total C	**4 72 95 058**	**3.87**
D	**OTHERS (Please specify here ____________________)**		
	Pending confirmation	9299	0.00
	Sub Total D	**9299**	**0.00**
	Sub Total II	**70 65 53 767**	**57.77**
	Grand Total	**1 22 31 30 422**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	51 65 76 655	42.23
Total Free-float	70 65 53 767	57.77
Grand Total	**1 22 31 30 422**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	92 78 65 405	75.86
Total Foreign Holding	29 52 65 017	24.14
Grand Total	**1 22 31 30 422**	**100.00**

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED				
	Scrip Code	532712	Quarter Ended	30th June, 2006
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Smt. Kokila D. Ambani	36 65 227	0.30	I-A-1
2	Shri Anil D. Ambani	18 59 171	0.15	I-A-1
3	Smt. Tina A. Ambani	16 50 832	0.13	I-A-1
4	Master Jaianmol A. Ambani (through Father and Natural Guardian Shri Anil D. Ambani)	16 69 759	0.14	I-A-1
5	Master Jaianshul A.Ambani(through Father and Natural Guardian Shri Anil D. Ambani)	100	0.00	I-A-1
6	Anadha Enterprise Private Limited	26 85 99 358	21.96	I-A-2
7	Bhavan Mercantile Private.Limited	17 90 66 259	14.64	I-A-2
8	AAA Global Business Enterprises Private Limited	1 15 29 001	0.94	I-A-2
9	Hansdhwani Trading Company Private Limited	30 00 040	0.25	I-A-2
10	AAA Communication Private Limited	1 36 99 750	1.12	I-A-2
11	Sonata Investments Limited	1 32 75 000	1.09	I-A-3
12	Reliance Capital Limited	1 84 62 158	1.51	I-A-3
13	Reliance General Insurance Co. Ltd	1 00 000	0.01	I-A-3
	Total	51 65 76 655	42.23	

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATIONS LIMITED

Scrip Code: 532712 | Quarter Ended: 30th June, 2006

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation Of India	7 09 68 647	5.80	II-A-8	NIL
2	The Bank of New York	1 33 48 151	1.09	II-B-14	NIL
3	Merrill Lynch Capital Markets Espana S.A.S.V	2 42 19 351	1.98	II-B-15	NIL
4	HSBC Global Investment Fund A/C HSBC Global Investment Funds Mauritius Limited	1 27 43 250	1.04	II-B-15	NIL
5	Deutsche Bank Trust Company Americas	4 72 95 058	3.87	II-C	NIL
	Total	**16 85 74 457**	**13.78**		

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

14th June, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 and letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 13th June, 2006 informing that at the court convened meetings of Members, Preference shareholders, Secured Creditors and Unsecured creditors of Reliance Infocomm Limited (RIC) and Members, Secured Creditors and Unsecured creditors of Reliance Communications Infrastructure Limited (RCIL) have unanimously approved the Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956, inter alia for amalgamation of RIC with and demerger of the Network Division of RCIL to our Company, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

June 13, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: Scheme of Amalgamation and Arrangement

With reference to above caption subject, we wish to inform you that Court convened meetings of the Members, Preference Shareholders, Secured creditors and Unsecured creditors of Reliance Infocomm Limited (RIC) and Members, Secured creditors and Unsecured creditors of Reliance Communications Infrastructure Limited (RCIL) were held on 6th June, 2006 at Thakorbhai Desai Hall, Near Law Garden, Ellisbridge, Ahmedabad and all of them have unanimously approved the Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956, inter alia for amalgamation of RIC with and demerger of the Network Division of RCIL to our Company.

You are requested kindly to take note of the same and inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

RELIANCE COMMUNICATIONS LIMITED

(Formerly known as Reliance Communication Ventures Limited)
Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

10th June, 2006

2006 JUN 15 P 1:08
RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 and letter dated 29th May, 2006 submitted with the Securities and Exchange Commission (the "SEC") in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 7th June, 2006 informing about change of name of the Company from Reliance Communication Ventures Limited to Reliance Communications Limited to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules and Regulations, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

June 7, 2006

The Gene...er	The Manager
Corporat...ip Department	National Stock Exchange of India Ltd.
The Bo...xchange Limited	Exchange Plaza, C/1, Block G
Phiro...owers	Bandra - Kurla Complex,
Dala...	Bandra (East)
Mu...	Mumbai 400 051
F...9/41/61/3121/3719	Fax No.: 2659 8237 / 38
...712	**NSE Symbol: RCVL**

...hange of name to Reliance Communications Limited

...that pursuant to issue of new certificate of incorporation upon change ...of Companies, Maharashtra, Mumbai, the name of the Company ...n Reliance Communication Ventures Limited to **Reliance** ...**ed** w.e.f: 7th June, 2006

...h a copy of the media release in this regard.

...ers accordingly.

...unication Ventures Limited

...retary

...ove

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

June 7, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: Change of name to Reliance Communications Limited

We wish to inform you that pursuant to issue of new certificate of incorporation upon change of name by Registrar of Companies, Maharashtra, Mumbai, the name of the Company stands changed from Reliance Communication Ventures Limited to **Reliance Communications Limited** w.e.f: 7th June, 2006

We also enclose herewith a copy of the media release in this regard.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

MEDIA RELEASE

RELIANCE COMMUNICATION VENTURES LIMITED

NAME CHANGED TO

RELIANCE COMMUNICATIONS LIMITED

Mumbai, June 07, 2006: Consequent to issue of new certificate of incorporation for change of name by Registrar of Companies, Maharashtra, Mumbai, on 7th June, 2006 the name of Reliance Communication Ventures Limited stands changed to **Reliance Communications Limited**.

The new name will transform the Company into a fully integrated communication business provider. After effectuation of Scheme of Amalgamation and Arrangement, the Company will offer services that span the entire information and communication value chain including wireline and wireless, voice, data, broadband, internet, value added services and international and domestic long distance services. The new name, **Reliance Communications Limited**, enables the Company to more accurately reflect its business.

About Reliance Communications:

Reliance Communications, a member of Reliance Anil Dhirubhai Ambani Group, is India's foremost integrated telecommunications company with close to 21.5 million Indian and 500,000 global individual consumers. Reliance Communications corporate clientele includes 600 Indian and 250 multinational corporations, and - through subsidiary FLAG Telecom – over 200 global carriers.

The company has as pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Communications value chain.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

RECEIVED
2006 MAY 31 P 12:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

27th May, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 27th May, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules and Regulations, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

May 27, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sirs,

Sub : Limited Review Report for the quarter ended 31st March, 2006

We enclose a copy of the Limited Review Report for the quarter ended 31st March 2006, duly certified by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge receipt of the same.

Thanking You.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

RSM & Co.
Chartered Accountants

Limited Review Report
to the Board of Directors of
Reliance Communication Ventures Limited

1. We have reviewed the accompanying Statement of "Unaudited Financial Results for the quarter ended March 31, 2006" ("the Statement") in which are incorporated the results for the quarter ended March 31, 2006 ("interim financial information") of **Reliance Communication Ventures Limited** ('the Company') prepared by the Company pursuant to Clause 41 of the Listing Agreement with the Stock Exchanges in India. This Statement is the responsibility of the Company's management and has been approved by the Board of Directors.

2. A limited review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of company personnel responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on limited review carried out by us of the interim financial information, nothing has come to our attention that causes us to believe that the Statement prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For RSM & Co.
Chartered Accountants

Vijay N. Bhatt
Partner
Membership No.: F- 36647

Mumbai: April 30, 2006

Ambit RSM House
449, Senapati Bapat Marg, Lower Parel
Mumbai 400 013. India

Phone: 91 22 3982 1819
Fax : 91 22 3982 3020
E-mail: geninfo@rsmin.com

Reliance Communication Ventures Limited

Reliance - Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter ended 31st March, 2006

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended 31-Mar-06 (Unaudited)	Quarter ended 31-Mar-05 (Unaudited)	Year ended 31-Dec-05 (Nine Months Audited)
1	Income			
	a) Interest	57.22		6.79
	b) Rent Income	4.85		6.47
	c) Other Income	0.49		
	Total Income	62.56		13.26
2	Total expenditure			
	a) Staff cost	0.51		1.11
	b) Advertisement expenses	14.56		-
	c) Postage expenses	3.14		-
	d) Operating, general and other administration expenses	1.69		0.56
	e) Interest	24.69		-
3	Depreciation	2.02		2.74
4	Profit before tax (1-2-3)	15.95		8.85
5	Provision for tax			
	Current tax	0.27		2.57
	Deferred tax	0.51		0.63
6	Net profit after tax (4-5)	15.17		5.65
7	Paid-up share capital			
	Equity shares of Rs.5 each (for 31st March, 2005 Rs. 10 each)	611.57	0.01	0.05
8	Reserves excluding revaluation reserves			14 783.43
9	Earnings Per Share			
	Basic (Rs.)	0.17	-	849.62
	Diluted (Rs.)	0.17	-	0.10

NOTES

1 122 31 30 422 equity shares of Rs. 5 each fully paid up were allotted on 27th January, 2006 to the shareholders of Reliance Industries Limited (RIL) (except the specified shareholders)and 1 00 000 equity shares of Rs. 5 each fully paid up have been cancelled pursuant to the Scheme of Demerger between the Company with RIL sanctioned by the High Court of Judicature at Bombay.

2 Figures for the current year incorporate the transactions specified in the Scheme of demerger of RIL, which has vested with the Company, and are therefore not comparable with those of the previous year, which is of the period of nine months. This is the first quarterly financial results of the Company since the listing of the equity shares of the Company at Bombay Stock Exchange and the National Stock Exchange of India Limited with effect from 6th march, 2006.

3 Since the Company was in pre-operative stage as at March 31, 2005, profit and loss account was not prepared for that period. Hence the figures relating to the quarter ending March 31, 2005 are also not comparable.

4 The Board of Directors of the Company at its meeting held on March 12, 2006 approved a Scheme of Amalgamation and Arrangement (SoAA) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercials Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited with the Company and respective shareholders and creditors. The proposed Scheme also provides for the demerger of the Network division of Reliance Communication Infrastructure Limited and vesting the same with the Company. The Scheme will be subject to all necessary permissions, sanctions and approvals, including inter-alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities, etc.

5 The Company has made an International offering of Foreign Currency Convertible Bonds (FCCB) for US $ 500 Million having maturity period of 5 years and 1 day and the conversion price will be Rs. 480.68 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. The FCCB will be issued and alloted on May 9, 2006. In the event the FCCBs are fully converted into equity shares, the equity share capital of the Company would increase by approx. 4.62 crore equity shares of Rs. 5 each.

6 Six Complaints were received from the Investors during the quarter, out of which one complaint was resolved. Five Complaints were pending as on March 31, 2006, which have been resolved by April 3, 2006.

7 There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by Institute of Chartered Accountants of India.

8 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subject to "Limited Review" by the Auditors of the Company for the quarter ended 31st March, 2006.

9 After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on April 30, 2006.

Place: Mumbai

Date: 30th April,2006

for Reliance Communication Ventures Limited

Anil D. Ambani

Chairman

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: "H" Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400710, India.
Tel: (+91) 22 – 30386286 Fax L (+91) 22 – 30376622

09th May, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 09th May, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules and Regulations, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/002/May/2006-07

May 09, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sirs,

Sub: **Notice of the Court Convened Meeting and Extraordinary General Meeting of the Equity Shareholders**

We enclose herewith six copies of the Notice dated 28th April 2006 issued to the Members of the Company for the Court Convened Meeting of the Equity Shareholders of the Company at 10.30 a.m and the Notice dated 5th May 2006 issued to the Members of the Company for the Extraordinary General Meeting of the Equity Shareholders of the Company at 12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders of the Company whichever is later, on Saturday, the 3rd June, 2006 at Shri Bhaidas Maganlal Sabhagriha, U-1, Juhu Development Scheme, Vile Parle (West), Mumbai 400 056, to transact the business set out in the notices.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

RELIANCE COMMUNICATION VENTURES LIMITED

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

COURT CONVENED MEETING OF THE EQUITY SHAREHOLDERS

Day	:	Saturday
Date	:	3rd June, 2006
Time	:	10.30 a.m.
Venue	:	Shri Bhaidas Maganlal Sabhagriha U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

CONTENTS **PAGE NO.**

EXTRAORDINARY GENERAL MEETING OF THE EQUITY SHAREHOLDERS

Day	:	Saturday
Date	:	3rd June, 2006
Time	:	12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders whichever is later
Venue	:	Shri Bhaidas Maganlal Sabhagriha U-1 Juhu Development Scheme Vile Parle (West), Mumbai 400 056.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 584 OF 2006

In the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956

AND

In the matter of Scheme of Amalgamation and Arrangement of Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors

RELIANCE COMMUNICATION VENTURES LIMITED, a Company incorporated under the Companies Act, 1956 and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710. ... Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF RELIANCE COMMUNICATION VENTURES LIMITED, THE APPLICANT COMPANY

To,

The Equity Shareholders of Reliance Communication Ventures Limited ("the Applicant Company")

TAKE NOTICE that by an Order made on the 28th April, 2006, in the above Company Application, the Hon'ble High Court of Judicature at Bombay directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 on Saturday, the 3rd June, 2006 at 10.30 a.m., for the purpose of considering and, if thought fit, approving with or without modification(s), the scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited, the Applicant Company and their respective shareholders and creditors (" the Scheme").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 on Saturday, the 3rd June, 2006 at 10.30 a.m., at which place, day, date and time you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by proxy, provided that a proxy in the prescribed form, duly signed by you, or your authorised representative, is deposited at the registered office of the Applicant Company at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, not later than 48 hours before the said meeting.

The Hon'ble Court has appointed Shri M.H. Kania (Former Chief Justice of India), and failing him Shri S.P. Talwar, Director to be the Chairman of the said meeting.

A copy of the Scheme, the Statement under Section 393 of the Companies Act, 1956, Attendance Slip and a Form of Proxy are enclosed.

Sd/-
M.H. Kania
(Former Chief Justice of India)
Chairman appointed for the meeting

Dated: 28th April, 2006.
Registered Office:
'H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.

Notes: 1. All alterations made in the Form of Proxy should be initialled.

2. Only registered shareholders of the Applicant Company may attend and vote (either in person or by proxy) at the shareholders meeting.

Enclosure: As above

IN THE HIGH COURT OFJUDICATURE AT BOMBAY
ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 584 OF 2006

In the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956;

-AND-

In the matter of Scheme of Amalgamation and Arrangement of Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors.

RELIANCE COMMUNICATION VENTURES LIMITED a Company incorporated under the Companies Act, 1956 and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.	} Applicant Company

EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956

1. Pursuant to the Order dated 28th April, 2006 passed by the Hon'ble High Court of Judicature at Bombay, in the Company Application referred to herein above, a meeting of the Equity Shareholders of the Applicant Company is convened at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 on Saturday, the 3rd June, 2006 at 10.30 a.m., for the purpose of considering and, if thought fit, approving with or without modification(s), the arrangement embodied in the Scheme of Amalgamation and Arrangement of Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors.

2. BACKGROUND OF THE COMPANIES

2.1. **Reliance Communication Ventures Limited**

2.1.1. Reliance Communication Ventures Limited (hereinafter referred to as "RCOVL" or "the Transferee Company" or "the Applicant Company" or "the Company") was incorporated on the 15th July, 2004 under the Companies Act, 1956 under the name "Reliance Infrastructure Developers Private Limited". With effect from 25th July, 2005 the Company was converted into a public limited company and the word "Private" was deleted from the name of the Company. Subsequently the name of the Applicant Company was changed to "Reliance Communication Ventures Limited" with effect from 3rd August, 2005.

2.1.2. The Registered Office of the Applicant Company is situated at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710. The Share Capital of RCOVL as on 31st March, 2006 was as under:

Authorised	**Amount Rs. in Crore**
200,00,00,000 Equity Shares of Rs. 5 each	1000.00
100,00,00,000 Unclassified Shares of Rs. 5 each	500.00
TOTAL	**1500.00**
Issued, Subscribed & Paid-up	
122,31,30,422 Equity Shares of Rs. 5 each	611.56
TOTAL	**611.56**

2.1.3. The equity shares of the Applicant Company are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.

2.1.4. The objects of the Applicant Company are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry on any activity as per Section 45 1A of RBI Act, 1934.

b) To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including

all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire- purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

c) To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.

d) To carry on, manage, supervise and control the business of telecommunication, infrastructure, telecommunication system, telecommunication network and telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication service and providing data programmes and data bases for telecommunication.

The Applicant Company is presently engaged in the business of providing telecommunication services through investee companies.

2.2. Reliance Infocomm Limited

2.2.1. Reliance Infocomm Limited ('RIC") was incorporated on the 31st July, 2002 under the Companies Act, 1956 under the name "Reliance Information and Communications Private Limited". With effect from 11th November, 2002 the Company was converted into a public limited company and the word "Private" was deleted from the name of the Company. Name of the Company was changed to "Reliance Infocomm Limited" on 24th December, 2002.

2.2.2. The Registered Office of RIC is situated at Reliance House, Near Mardia Plaza, Off. C. G. Road, Ahmedabad 380 006, Gujarat.

2.2.3. The objects of RIC are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To plan, establish, develop, provide, operate, manage, maintain, deal, supply, take on lease, give on lease, hire or let on hire and to carry on the business of running (whether under license or otherwise) telecommunication infrastructure, telecommunication systems, telecommunication networks and telecommunication services, of all kinds, within India as well as outside India, including but not limited totelephony, telex, wireless, data communication, telematic and other like forms of communication, transmission, emission or reception through the agency of electricity or electromagnetism, or light, or otherwise, of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electromagnetic systems whether or not such signs, signals, writing, images, sound or intelligence have been subjected to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception and of all kinds.

b) To carry on all or any of the businesses of building, developing, maintaining, supplying, operating, managing and dealing in services, facilities and infrastructure for communications of all kinds, within India as well as outside India, such as telephony, data transmission, information technology and video services and facilities which incorporate, use, or are used in conjunction with in connection with or ancillary to telecommunication systems or telecommunication apparatus and equipment and to plan, establish, develop, provide, operate, buy, sell, deal in, take on lease, give on lease, hire, let on hire, franchise and maintain all types of telecommunication services including, telephone exchanges, telegraph offices, coaxial stations, microwave stations, landing stations, repeater stations, telecommunications lines, cables, submarine cables, sub-sea cables, dark fibre, right of way, duct space, towers, bandwidth, or any other equipment, plant, machinery connected with design, development, construction, maintenance and operation of telecommunications services and conveniences, within India as well as outside India, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of these things, and/or to join or partner with any other person and/or company and/ or acquire, takeover any other company or body

corporate or collaborate with any organisation or company or with any Governmental authority in doing any of these things.

c) To design, develop, install, provide, supply, deal, franchise, take on lease, give on lease, hire, let on hire, maintain and operate basic long distance services, cellular and value added telecommunications services, including but not limited to, providing broadband services, Wireless Applications Protocol (WAP)services, ISP services, internet based services, intelligent networks (IN) services, ISDN services, paging services and other value added services, global mobile telecommunications, electronic mail services, e-commerce transactions, globally managed data networks, internet data centers (IDCs), call centers, web-stores, data telecomm networks, virtual private networks (VPNs), video conferencing, international gateway networks, satellite networks, in India as well as outside India, to meet the demands of the customers, or otherwise as being appropriate from time to time either by way of formation of subsidiaries or Joint Venture Partnerships with Indian or Foreign Partners or otherwise.

d) To establish, maintain, develop, conduct, procure, buy, sell, import, export, trade, or otherwise deal in, or to act as service providers of every kind in the fields of engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, financial, accountancy, medical, legal, educational, production, marketing, distribution, materials, personnel, planning, computers, software and software solutions of all kinds, system integration, data processing, multi-media services, direct to home services, entertainment media, cable television services, interactive television services, content for various uses, electronic media, Cellular Mobile Telephone Services (CMTS), National Long Distance Operator Services (NLDO), International Long Distance Operations Services (ILDO), Fixed Telephone Services (FTS) , Cable Service Provider, Basic Telephone Services (BTS) with or without the use of Wireless Local Loop (WLL) Technology, VSAT Services, Internet Service Provision (ISP), Global Mobile Personal Communications by Satellite (GMPCS), wireline and wireless systems and other value added services including Paging Services, Radio Paging Service Providers, Public Mobile Radio Trunking Service Provider, DTM, communication methods, telecommunication, basic and cellular telephone, voice mail, internet, electronic mail, data communication services, intranet, internet connectivity, internet telephoning, interconnect and intra-face services, applications like tele-banking, tele-medicine, tele-education, tele-trading, e-commerce, e-governance, e-business and system design, kiosks, management information systems and other types of management including spectrum management, social or other value added services like providing end to end integrated solutions, netserv solutions, network connectivity solutions, cost effective solutions, other allied solutions for data transfer, administrative and effective communication.

e) To carry on the business, buy, sell, deal, take on lease, give on lease, hire, let on hire and otherwise participate in the launching of satellites as well as the provision of all associated services, for communications, Geographical Information Systems (GIS) services, Global Positioning Systems (GPS) services, Satellite Imaging, Remote Sensing for various applications and usage, other commercial use, or otherwise and to promote, seek investment, partner, participate in joint ventures and to invest in such ventures, within India as well as outside India and for similar such projects in the field of telecommunications and to carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems, including videotext, view data and tele-text systems and systems utilising, or utilising in, or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals including but not limited to, data, sounds and visual images, with the aid of, in conjunction with, or in anyway whatsoever utilising computers or similar equipment and computer programs and databases and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with, or ancillary to, systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein.

2.2.4. RIC is a fully integrated telecommunication company offering services that *inter-alia* covers the entire information and communication value chain of infrastructure, services for enterprises, and consumer applications. RIC provides CDMA based mobile services in almost whole of India. RIC also provides enterprise broadband services, International Long Distance services, and National Long Distance services. RIC also provides related value added services like internet surfing, web based applications for entertainment / gaming/ information through its wholly owned subsidiary Reliance Webstores Limited. RIC also owns FLAG Telecom Group Limited, which has submarine cable systems in international waters. FLAG provides services to about 200 global carrier customers and has points of presence in about 28 countries.

2.3. Reliance Communications Infrastructure Limited

2.3.1. Reliance Communications Infrastructure Limited ("RCIL") was incorporated on the 17th July, 1997 under the Companies Act, 1956 in the name of "Sukhkarta Fintrade Private Limited". With effect from 15th February, 1999 the name of company was changed to "Macronet Private Limited". With effect from 3rd November, 2000 the name of company was changed to "Reliance Infocom Private Limited" and the word "Private" was deleted on 4th November, 2000 consequent to change in the status of the Company. Subsequently with effect from 7th March, 2002 the name of the company was changed to "Reliance Communications Infrastructure Limited". With effect from 18th June, 2004 the registered office of the company was transferred from the state of Maharashtra to the state of Gujarat.

2.3.2. The Registered Office of RCIL is situated at Reliance House, Near Mardia Plaza, Off. C. G. Road, Ahmedabad 380 006, Gujarat.

2.3.3. The objects of RCIL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To plan, establish, develop, provide, operate, manage, maintain, deal, supply, take on lease, give on lease, hire or let on hire and to carry on the business of running (whether under license or otherwise) telecommunication infrastructure, telecommunication systems, telecommunication networks and telecommunication services of all kinds, within India as well as outside India, including but not limited to telephony, telex, wireless, data communication, telematic and other like forms of communication, transmission, emission or reception through the agency of electricity or electromagnetism or light, or otherwise of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electromagnetic systems whether or not such signs, signals, writing, images, sound or intelligence have been subjected to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception of all kinds.

b) To carry on all or any of the businesses of building, developing, maintaining, supplying, operating, managing and dealing in services, facilities and infrastructure for communications of all kinds, within India as well as outside India, such as telephony, data transmission, information technology and video services and facilities which incorporate, use, or are used in conjunction with in connection with or ancillary to telecommunication systems or telecommunication apparatus and equipment and to plan, establish, develop, provide, operate, buy, sell, deal in, take on lease, give on lease, hire, let on hire, franchise and maintain all types of telecommunication services including telephone exchanges, telegraph offices, coaxial stations, microwave stations, landing stations, repeater stations, telecommunications lines, cables, submarine cables, sub-sea cables, dark fibre, right of way, duct space, towers, bandwidth or any other equipment, plant, machinery connected with design, development, construction, maintenance and operation of telecommunications services and conveniences, within India as well as outside India, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of these things and/or to join or partner with any other person and/or company and/or acquire, takeover any other company or body corporate or collaborate with any Organisation or company or with any Governmental authority in doing any of these things.

c) To design, develop, install, provide, supply, deal, franchise, take on lease, give on lease, hire, let on hire, maintain and operate basic long distance services, cellular and value added telecommunications services, including but not limited to providing broadband services, Wireless Applications Protocol (WAP)services, ISP services, internet based services, intelligent networks (IN) services, ISDN services, paging services and other value added services, global mobile telecommunications, electronic mail services, e-commerce transactions, globally managed data networks, internet data centers (IDCs), call centers, web-stores, data telecom networks, virtual private networks (VPNs), video conferencing, international gateway networks, satellite networks, in India as well as outside India, to meet the demands of the customers or otherwise as being appropriate from time to time either by way of formation of subsidiaries or Joint Venture Partnerships with Indian or Foreign Partners or otherwise.

d) To establish, maintain, develop, conduct, procure, buy, sell, import, export, trade or otherwise deal in or to act as service providers of every kind in the fields of engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, financial, accountancy, medical, legal, educational, production, marketing, distribution, materials, personnel, planning, computers, software and software solutions of all kinds, system integration, data processing, multi-media services, direct to home services, entertainment media, cable television services,

interactive television services, content for various uses, electronic media, Cellular Mobile Telephone Services (CMTS), National Long Distance Operator Services (NLDO), Fixed Telephone Services (FTS) , Cable Service Provider, Basic Telephone Services (BTS) with or without the use of Wireless Local Loop (WLL) Technology, VSAT Services, Internet Service Provider (ISP), Global Mobile Personal Communications by Satellite (GMPCS), wireline and wireless systems and other value added services including Paging Services, Radio Paging Service Providers, Public Mobile Radio Trunking Service Provider, DTM, communication methods, telecommunication, basic and cellular telephone, voice mail, internet, electronic mail, data communication services, intranet, internet connectivity, internet telephoning, interconnect and intraface services, applications like tele-banking, tele-medicine, tele-education, tele-trading, e-commerce, e-governance, e-business and system design, kiosks, management information systems and other types of management including spectrum management, social or other value added services like providing end to end integrated solutions, net-server solutions, network connectivity solutions, cost effective solutions, other allied solutions for data transfer, administrative and effective communication.

e) To carry on the business, buy, sell, deal, take on lease, give on lease, hire, let on hire and otherwise participate in the launching of satellites as well as the provision of all associated services for communications, Geographical Information Systems (GIS) services, Global Positioning Systems (GPS) services, Satellite Imaging, Remote Sensing for various applications and usage, other commercial use or otherwise and to promote, seek investment, partner, participate in joint ventures and to invest in such ventures, within India as well as outside India and for similar such projects in the field of telecommunications and to carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems, including videotext, viewdata and teletext systems and systems utilising or utilising in or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals including but not limited to data, sounds and visual images, with the aid of, in conjunction with, or in anyway whatsoever utilising computers or similar equipment and computer programs and databases and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with, or ancillary to systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein.

f) To set up, operate, manage, deal in run the business of professional television /cable TV / audio / video / cine studios for production of entertainment shows, sponsored programmes, advertising films, educational films, feature films including transfer of films to video cassettes and to produce TV programmes, TV news coverage, educational programmes, sports coverage and computer software for programmes connected therewith and to import and export programmes for TV networks and other films for exhibition and to pay or earn royalties from TV/film/music shows.

2.3.4. RCIL is presently engaged in the business of telecommunications including, in particular providing telecommunication infrastructure services such as optic fibre network, internet data centre, R-Connect (wireless data applications platform), R-World and other data applications. RCIL also provides certain services to RIC viz. purchase and sale of handsets, marketing, billing and collection.

2.4. Reliance Communications Solutions Private Limited

2.4.1. Reliance Communications Solutions Private Limited ("RCSPL") was incorporated on the 23rd August, 2000 under the Companies Act, 1956 under the name of "Netizen Pondicherry Private Limited". Subsequently the name of the Company was changed to "Reliance Communications Solutions Private Limited" with effect from 3rd September, 2002.

2.4.2. The Registered Office of RCSPL is situated at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710.

2.4.3. The objects of RCSPL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on the business of providing all kinds of services including management consulting, systems development, systems integration, systems management, process management and rendering management services, services relating to E Governance, Community Internet Centres, Internet Kiosks, services relating to semi- government, public utilities, services of operation & maintenance, facility management, spectrum management, customer relation management, knowledge management & strategic enterprises management, supply chain management, BOOT, BSOT, BOLT, electronic business, networking, e-commerce, e-business, system design, net-telephony, information technology, intranet, internet services, portals, assess providers, internet connectivity, internet protocols, other communication related services, solutions and applications including application of systems and

products in the fields of business, entertainment, education, health care, public services, engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, banking and financial, accountancy, medical, legal, production, marketing, distribution, materials, personnel planning, transportation, tourism, computers, data processing, data base creation and to do the above business on turnkey basis or J V basis or otherwise and to provide provisioning, commissioning and operation of infrastructure facilities including training of manpower, setting up, operating and maintaining schools and training centers, required for providing / marketing of the above facilities and services.

b) To plan, establish, develop, manufacture, produce, trade, buy, sell, promote, use, operate, conduct, procure, to provide all kinds of services related to software, hardware, programmes consultancy services, computers and data processing, being services related to preparation and maintenance of accounting, statistical, scientific, or mathematical, information and reports, data processing, preparing, collecting, storing, processing, and transmitting information and data of every kind and description, systems analysis and machine services for solving or aiding industry, commerce, administration and for scientific and research problem and providing experience and skill to all person entities, Government, private or public bodies over internet and collection of all types of service charges, revenue, rewards remuneration, income, proceeds, receipts, profits, deposits for providing aforesaid services from citizens, corporate, end user, Consumers, clients, customers and other users.

2.4.4. RCSPL is presently holding investments in the company providing telecommunication and information technology services.

2.5. Reliance Software Solutions Private Limited

2.5.1. Reliance Software Solutions Private Limited ("RSSPL") was incorporated on the 27th July, 2000 under the Companies Act, 1956 under the name "REBIZ Software Solutions Private Limited". Subsequently with effect from 26th March, 2002 the name of the company was changed to "Reliance Software Solutions Private Limited".

2.5.2. The Registered Office of RSSPL is situated at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710.

2.5.3. The objects of RSSPL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To design, develop, import, procure, sell, provide, license and market in India or abroad information technology services consulting, manufacture, assemble, produce, repair, procure, import, sale supply, export (directly, indirectly or through third parties), render service, extend customer support or otherwise deal in computers with computer system both hardware and software, business recovery services, professional consulting services, availability services, hardware maintenance, software support, system integration, value added network services, managed operation, international procurement operation, customer software training, project management, application software services, network related services, site services, information kiosk services.

b) To establish, maintain, and conduct customer software training centres, fees based education system, programs in the field of information technology and in connection with the use, purchase, sale, import, export, license, distribution, design, manufacture or rental of the machines, apparatus, appliances, systems and merchandise and of article required in the use thereof or used in connection therewith, to provide consultancy services related to the preparation and maintenance of accounting, conducting Information and Technology audits, statistical, scientific or management information and reports, data processing, programming, collecting storing, processing and transmitting the information and data of every kind and to make investments and provide technology and technical assistance to and in companies and ventures related to the aforesaid objects and to carry on the business of advisors and consultants on all matters and problems relating to the administration, organization, financial management, personnel, commencement or expansion of industry and business (including construction of plants and buildings, production, purchase, sales, marketing, advertisement, publicity, personnel, export and import), and of institutions, concerns, bodies, associations (incorporated or unincorporated), departments and services of the Government, public or local authorities, trust, scientific research and development centers.

2.5.4. RSSPL is presently engaged in holding investments in the company providing telecommunication and information technology services.

2.6. Reliance Communications Technologies Limited

2.6.1. Reliance Communications Technologies Limited

("RCTL").was incorporated on the 16th April, 2001 under the Companies Act, 1956 under the name "Reliance Communications Uttar Pradesh Private Limited". With effect from 27th November, 2003 the status of the Company was changed from Private Limited to Public Limited Company. Subsequently with effect from 3rd March, 2004 the name of the company was changed to "Reliance Communications Technologies Limited".

2.6.2. The Registered Office of RCTL is situated at 'E' Block, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

2.6.3. The objects of RCTL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To plan, establish, develop, provide, operate, manage, maintain, deal, supply, take on lease, give on lease, hire or let on hire and to carry on the business of running (whether under license or otherwise) telecommunication infrastructure, telecommunication systems, telecommunication networks and telecommunication services, of all kinds, within India as well as outside India, including but not limited to telephony, telex, wireless, data communication, telematic and other like forms of communication, transmission, emission or reception through the agency of electricity or electromagnetism, or light, or otherwise, of signs, signals, writing, images, sounds or intelligence of any nature by wire, radio, optical or other electromagnetic systems whether or not such signs, signals, writing, images, sound or intelligence have been subjected to rearrangement, computation or other processes by any means in the course of their transmission, emission or reception and of all kinds and to carry on all or any of the businesses of building, developing, maintaining, supplying, operating, managing and dealing in services, facilities and infrastructure for communications of all kinds, within India as well as outside India, such as telephony, data transmission, information technology and video services and facilities which incorporate, use, or are used in conjunction with in connection with or ancillary to telecommunication systems or telecommunication apparatus and equipment and to plan, establish, develop, provide, operate, buy, sell, deal in, take on lease, give on lease, hire, let on hire, franchise and maintain all types of telecommunication services including, telephone exchanges, telegraph offices, coaxial stations, microwave stations, landing stations, repeater stations, telecommunications lines, cables, submarine cables, sub-sea cables, dark fibre, right of way, duct space, towers, bandwidth, or any other equipment, plant, machinery connected with design, development, construction, maintenance and operation of telecommunications services and conveniences, within India as well as outside India, which may seem calculated directly or indirectly to advance the interests of the Company and to subsidise, contribute to or otherwise assist or take part in doing any of these things, and/or to join or partner with any other person and/or company and/ or acquire any other company or body corporate or collaborate with any organisation or company or with any Governmental authority in doing any of these things.

b) To design, develop, install, provide, supply, deal, franchise, take on lease, give on lease, hire, let on hire, maintain and operate basic long distance services, cellular and value added telecommunications services, including but not limited to, providing broadband services, Wireless Applications Protocol (WAP)services, ISP services, internet based services, intelligent networks (IN) services, ISDN services, paging services and other value added services, global mobile telecommunications, electronic mail services, e-commerce transactions, globally managed data networks, internet data centres (IDCs), call centers, web-stores, data telecom networks, virtual private networks (VPNs), video conferencing, international gateway networks, satellite networks, in India as well as outside India, to meet the demands of the customers, or otherwise as being appropriate from time to time either by way of formation of subsidiaries or Joint Venture Partnerships with Indian or Foreign Partners or otherwise and to establish, maintain, develop, conduct, procure, buy, sell, import, export, trade, or otherwise deal in, or to act as service providers of every kind in the fields of engineering, technology, technical know how, chemical, mechanical, electrical, electronics, civil, industrial, commercial, statistical, financial, accountancy, medical, legal, educational, production, marketing, distribution, materials, personnel, planning, computers, software and software solutions of all kinds, system integration, data processing, multimedia services, direct to home services, entertainment media, cable television services, interactive television services, content for various uses, electronic media, Cellular Mobile Telephone Services (CMTS), National Long Distance Operator Services (NLDO), Fixed Telephone Services (FTS), Cable Service Provider, Basic Telephone Services (BTS) with or without the use of Wireless Local Loop (WLL) Technology, VSAT Services, Internet Service Provision (ISP), Global Mobile Personal Communications by Satellite (GMPCS), wireline and wireless systems and other value added services including Paging Services, Radio Paging Service

Providers, Public Mobile Radio Trunking Service Provider, DTM, communication methods, telecommunication, basic and cellular telephone, voice mail, internet, electronic mail, data communication services, intranet, internet connectivity, internet telephoning, interconnect and intraface services, applications like tele-banking, tele-medicine, tele-education, tele-trading, e-commerce, e-governance, e-business and system design, kiosks, management information systems and other types of management including spectrum management, social or other value added services like providing end to end integrated solutions, netserv solutions, network connectivity solutions, cost effective solutions, other allied solutions for data transfer, administrative and effective communication.

c) To carry on the business, buy, sell, deal, take on lease, give on lease, hire, let on hire and otherwise participate in the launching of satellites as well as the provision of all associated services, for communications, Geographical Information Systems (GIS) services, Global Positioning Systems (GPS) services, Satellite Imaging, Remote Sensing for various applications and usage, other commercial use, or otherwise and to promote, seek investment, partner, participate in joint ventures and to invest in such ventures, within India as well as outside India and for similar such projects in the field of telecommunications and to carry on all or any of the businesses of running, operating, managing and supplying data processing and information systems, including videotext, viewdata and teletext systems and systems utilising, or utilising in, or for the capture, storage, retrieval, processing, conversion, transmission, receipt or presentation of messages and signals including but not limited to, data, sounds and visual images, with the aid of, in conjunction with, or in anyway whatsoever utilising computers or similar equipment and computer programs and databases and to carry on the businesses of operating, managing, supplying and dealing in services and facilities of all kinds which incorporate, use or are used in conjunction with, in connection with, or ancillary to, systems of such descriptions as aforesaid or any of the apparatus and equipment comprised therein and to set up, operate manage, deal, in run the business of professional television /cable TV / audio / video / cine studios for production of entertainment shows, sponsored programmes, advertising films, educational films, feature films including transfer of films to video cassettes and to produce TV programmes, TV news coverage, educational programmes, sports coverage and computer software for programmes connected therewith and to import and export programmes for TV networks and other films for exhibition and to pay or earn royalties from TV/film/music shows.

2.6.4. RCTL is presently holding investments in the company providing telecommunication and information technology services.

2.7. Ambani Enterprises Private Limited

2.7.1. Ambani Enterprises Private Limited ("AEPL") was incorporated on the 30th December, 2004 under the Companies Act, 1956.

2.7.2. The Registered Office of AEPL is situated at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

2.7.3. The objects of AEPL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on business to own, operate, lease, install, develop, promote, manage, maintain projects in the infrastructure sectors and also setting up of plant, machinery, equipment, handling equipment, loading equipment and any other work to support any of the infrastructure projects either singly or jointly with others, and either by or through agents, contractors, sub-contractors, trustees or otherwise

2.7.4. AEPL is presently engaged in providing telecommunication and information technology services through its investee companies.

2.8. Reliance Business Management Private Limited

2.8.1. Reliance Business Management Private Limited ("RBM") was incorporated on the 9th May, 2005 under the Companies Act, 1956.

2.8.2. The Registered Office of RBM is situated at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

2.8.3. The objects of RBM are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on the business as managers/advisers on the administration and organisation of any business and industry and the training and utilisation of personnel for business and industry, and to carry on all or any of the businesses of industrial, business and personnel managers, and to advise on the extending, developing and improving of all types of businesses or industries and all systems or processes relating to the production, storage, distribution, marketing and sale of goods or the rendering of services relating to manage business and industry any where in India or abroad.

2.8.4. RBM is presently engaged in providing telecommunication and information services through it's investee companies.

2.9. Formax Commercial Private Limited

2.9.1. Formax Commercial Private Limited ("Formax") was incorporated on the 30th March, 2000 under the Companies Act, 1956 under the name "Formax Trading Private Limited". Subsequently with effect from 14th November,,2000 the name of the company was changed to "Formax Commercial Private Limited".

2.9.2. The Registered Office of Formax is situated at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

2.9.3. The objects of Formax are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on the trading business as merchants, traders, buyers, sellers, importers, exporters, dealers, and to import, export, buy, sell, or otherwise trade and deal in commodities, including purchase, crop, minerals, raw materials, semi and manufactured products, goods, plant, machinery of all kinds, tools, equipment, Computer hardware, software, books, stationery drawings, equipments, advertising and campaign materials, photography and filming materials, precious and semi-precious, metals, Gems, diamonds and jewelry of all kinds, fabrics, garments, apparel goods beverages, canned provisions, cotton, jute, yarn, wool, silk, handloom, textiles, linen, cottage industries ware, cotton waste, tea, minerals and ores, ferrous and non- ferrous metals, pipes fittings, pumps, valve plates, structures, and such other engineering goods, coffee, tobacco, spices, shoes and leather ware, timber, automobiles, diesel engines, pumps agricultural implement, electrical motors, transformers, switchgears and accessories, building hardware, furniture, electrical appliances, and type of computer, accounting machines, photo-copy machines, teleprinter, studio equipments, paper and paper products, machinery and machine tools, dyes, chemicals and petro-chemicals paints, varnishes, colors glassware, pottery, tableware, cement and building materials, scientific instruments, bicycle, spare parts, synthetic products, handicrafts, rubber, tyres, cords

2.9.4. Formax is the holding company of Campion Properties Limited, a company which holds immovable property in New Delhi.

2.10. Panther Consultants Private Limited

2.10.1. Panther Consultants Private Limited ("PCPL") was incorporated on the 21st September, 2005 under the Companies Act, 1956.

2.10.2. The Registered Office of PCPL is situated at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055.

2.10.3. The objects of PCPL are set out in the Memorandum of Association. The primary objects are, inter-alia, :

a) To carry on the business or vocation of acting as advisers and consultants in India or abroad, on all matters relating to engineering, technology, technical know how, execution of turnkey projects, chemicals, process know how, mechanical, electrical, electronics, power, energy, petrochemicals, refined oil, extracting by-products, pipes and pipelines for the transportation of gas, petrol and other petroleum products, energy, oil and gas sector, industrial sector, commercial sector, statistics, civil, administration, finance, factoring, accountancy, medical fields, legal , education, and organisation management, taxation, administration, secretarial, accounting, information systems, market research, operations research, financial and project engineering studies, techniques of production, procurement, administration, recruitment, in order to obtain optimum use of the factors of production, commencement or expansion of industry, purchasing techniques and business (including construction of plants and buildings), production, purchases, sales, materials and cost control, marketing, distribution, advertisement, publicity, personnel, labour, planning, computers, data processing, multi-media services, direct to home services, entertainment media, electronic media, exports and imports to and for any concerns, bodies, associations (incorporated or unincorporated) departments and services of the Government, public or local authorities, trusts, scientific research and Development Centers, and to be appointed as technical, financial, legal, economic, public relation, sales promotion, industrial administration, civil consultants, provide training in consultancy and any other consultancy services including consultancy services for the projects sponsored by international organisations, Government of India or Government of any other country, as the Company may from time to time deem fit.

b) To carry on and provide consultancy services in the areas of computer management and engineering covering computerized information systems, feasibility studies, system design and development, computer based management information system, on line real time systems, process control, data base design, industrial engineering applications and all other related areas of computer technology and to act as advisers in management, personal/corporate investment, direct and indirect tax, finance portfolio managers, to perform all activities relating to share transfer, share registration, and other secretarial work.

2.10.4. PCPL is presently engaged in providing telecommunication and information services through

it's investee companies.

3. RIC, RCSPL, RSSPL, RCTL, AEPL, RBM, Formax and PCPL are hereinafter collectively referred to as the Transferor Companies. The other definitions contained in the Scheme will apply to this Explanatory Statement also.

4. A copy of the Scheme setting out the terms and conditions of the amalgamation and arrangement between RIC, RCIL, RCSPL, RSSPL, RCTL, AEPL, RBM, Formax, PCPL with RCOVL and their respective shareholders and creditors, which has been approved by the Board of Directors of RCOVL at its meeting held on March 12, 2006, forms part of this Explanatory Statement.

5. The share capital structure of all the companies is set out in Clause 2 of the Scheme.

6. The equity shareholding pattern of all the Companies is annexed hereto and marked as **Annexure A.**

7. The details of Directors and the Manager of respective companies along with their shareholding in the companies forming a part of the Scheme is annexed hereto and marked as **Annexure B**

8. **BACKGROUND TO THE AMALGAMATION**

RCOVL, part of the Reliance - Anil Dhirubhai Ambani Group ('the Group') is vested with the Telecommunication Undertaking of Reliance Industries Limited ("RIL") pursuant to the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 approved by the High Court of Judicature at Bombay vide order dated 9th December, 2005 and effective from 21st December, 2005. RCOVL is also vested with the telecommunications undertaking, constituting inter-alia investments in the following operating companies viz. 319,25,85,350 equity shares of Re. 1 each, of RIC constituting 45.34% of its paid-up capital; 90,00,00,000 equity shares of Re.1 each of RCIL, constituting 45.00% of its paid-up capital; 70,95,130 equity shares of Rs. 10 each of Reliance Telecom Limited ("RTL") constituting 35.60% of its paid-up equity capital and 4,50,00,000 Preference shares of Rs. 10 each of RTL constituting 100% of its paid-up preference share capital.

9. **RATIONALE OF THE AMALGAMATION**

9.1. Presently, RCOVL holds less than 50% equity shareholding in the operating companies' viz. RIC, RCIL and RTL. The ownership interests in these companies do not provide RCOVL with ability to control all actions that require shareholder's approval on account of substantial shareholding being controlled by AEPL, RBM and PCPL. The current structure of holding / ownership of Infocomm Companies (i.e. RIC, RCIL, RTL, Formax, and Reliance Infocomm Infrastructure Pvt. Ltd. (RIIPL)) is inter-locked / complex. The Scheme is expected to rationalize and simplify the structure of holding / ownership of Infocomm companies so that there would be an alignment of interests of all shareholders in a single listed entity viz. RCOVL. The Scheme is likely to create synergies by consolidating ownership and will result in achieving a simple and transparent ownership structure of all facets of telecommunications business. It will also eliminate areas of potential conflict of interest and ease considerably related party transactions.

9.2. The Resulting Company will be able to leverage on large asset base, reserves and cash flows to enhance the shareholder value. The Scheme is likely to increase the financial strength and flexibility of the Resulting Company and enhance its capabilities to face competition in the market place more effectively. The Resulting Company will benefit from improved organizational capability, arising from the combination of people who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The Resulting Company will be better positioned to retain the talent pool and will also benefit from the proven leadership and management ability of the Infocomm companies in all facets of the telecommunication business.

9.3. The amalgamation will secure for the Resulting Company, competitive advantage for meeting future growth opportunities, provide greater cost savings and economics and thereby significantly enhancing its earnings potential. The Scheme will help to achieve better and more efficient and economical control and conduct of companies.

9.4. The Scheme does not entail any cash outgo to the Resulting Company as the Scheme envisages issuance of its shares in lieu of acquisition of balance controlling interests in the Infocomm companies.

An integrated and synergistic approach will be essential to function more effectively in a competitive environment. Therefore the Board of Directors of Transferor Companies and Transferee Company believed that the amalgamation and arrangement more fully set out in the Scheme are desirable.

10. **SALIENT FEATURES OF THE SCHEME**

10.1. The Scheme envisages the following:-

10.1.1. Cancellation of fully paid-up Equity Shares and Preference Share capital of RIC held by RCIL and consequent reduction of capital of RIC with effect from 1st January, 2006,

10.1.2. Amalgamation of AEPL, RBM, Formax, RCSPL, RCTL

and RSSPL with RCOVL with effect from 1st January, 2006;

10.1.3. Amalgamation of PCPL with RCOVL with effect from 1st March, 2006;

10.1.4. Amalgamation of RIC with RCOVL with effect from 31st March, 2006;

10.1.5. Demerger of the 'Network Division' of RCIL into RCOVL with effect from 31st March, 2006;

10.1.6. Re-organisation of Capital and Accounting Treatment in the books of RCOVL and recasting of the Balance Sheet of each of RIC and RCIL;

10.1.7. Reduction of Securities Premium account appearing in the books of RCIL by adjusting it against the amount of the debit balance in Profit and Loss Account and book value of Investments in shares of RIC.

10.2. The salient features of the Scheme are as follows:-

10.2.1. With effect from respective Appointed Date as provided in the Scheme, RIC shall be deemed to have cancelled part of its Issued, Subscribed and Fully Paid-Up Equity Share Capital to the extent of 101,34,63,800 Equity Shares of Re. 1 each fully paid-up, representing 14.39% of the Equity Share Capital of RIC, being the shares held as on the date of cancellation by RCIL.

10.2.2. With effect from respective Appointed Date as provided in the Scheme RIC shall, be deemed to have cancelled, its Issued, Subscribed and Fully Paid-Up Preference Share Capital to the extent of 30,00,00,000 9% Cumulative Redeemable Preference Shares of Re. 1 each fully paid-up, held as on the date of cancellation by RCIL.

10.2.3. With effect from the respective Appointed Dates the entire Undertaking of each of RIC, AEPL, RBM, Formax, RCSPL, RCTL, RSSPL and PCPL shall be transferred and vested in RCOVL so as to become the undertakings, estates, assets, properties, liabilities, obligations, rights, title and interest of RCOVL.

10.2.4. With effect from the respective Appointed Dates all debts, liabilities, duties and obligations of whatsoever nature of RIC, AEPL, RBM, Formax, RCSPL, RCTL, RSSPL and PCPL shall be transferred to and vest in and be assumed by RCOVL so as to become the debts, liabilities, duties and obligations of RCOVL.

10.2.5. RIC, AEPL, RBM, Formax, RCSPL, RCTL, RSSPL and PCPL shall be dissolved without being wound up.

10.2.6. With effect from the Appointed Date, the Network Division of RCIL shall be transferred to and vested in RCOVL so as to become the properties of RCOVL. Consequently the IRC Agreement (as defined in the Scheme) shall be deemed to be terminated.

10.2.7. Upon the coming into effect of this Scheme the Transferee Company shall allot:

(a) 55,63,29,165 Equity Shares of the face value of Rs. 5 /- (Rupees Five only) each to the equity share holders of AEPL; and

(b) 26,51,55,403 Equity Shares of the face value of Rs. 5 /- (Rupees Five only) each to the equity share holders of PCPL.

10.2.8. The Scheme provides that an amount as may be determined by the Board of Directors of RCOVL but not exceeding Rs. 3,000 crores, shall be credited to and held as Provision for Business Restructuring to meet the related costs, expenses and losses;

10.2.9. The Scheme provides that the Financial Accounts of RIC and RCIL for the year ended 31st March, 2005, shall be deemed to be recast as if the expenses, write-offs and provisions, recorded in the accounts of RIC and RCIL on or after 31st March, 2005 and identified by the Board of Directors of RIC or RCIL (as the case may be) as relatable to the year ended 31st March, 2005 had actually been debited, written off or provided in the Accounts of the Financial Year ended 31st March, 2005, provided that the aggregate of such expenses, write-offs and provisions shall not exceed Rs. 2,400 crores in case of RIC and Rs. 2,100 crores in the case of RCIL.

10.2.10. All the employees of the Transferor Companies and RCIL, in relation to the Network Division, in service on the Effective Date shall become the employees of the Transferee Company.

10.2.11. As regards the costs, the Scheme provides that all costs, charges taxes including duties and levies and all other expenses incurred in connection with implementation of this scheme shall be borne by RCOVL.

The features set out above being only the salient features of the Scheme; the members are requested to read the entire text of the Scheme to get fully acquainted with the provisions thereof.

11. The rights and interests of the members and the creditors of the Applicant Company, RCIL and the Transferor companies will not be prejudicially affected by the Scheme. The Applicant Company will be able to meet and pay its debts as and when they arise.

12. The Scheme of Amalgamation and Arrangement was approved by the Board of Directors of the Applicant Company on 12th March, 2006.

13. No investigation proceedings have been instituted or are pending in relation to the Applicant Company under Sections 235 to 250A of the Act.

14. On the Scheme of Amalgamation and Arrangement being approved as per the requirements of Section 391 of the Act, the Applicant Company, RCIL and the Transferor Companies will seek the sanction of the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Gujarat at Ahmedabad, as may be applicable.

15. The Applicant Company is not a subsidiary of RCIL or any Transferor company in any manner whatsoever as provided in Section 4 of the Companies Act, 1956.

16. The Financial position of the Applicant Company will not be adversely affected by the Scheme. The financial position of Applicant Company will continue to remain strong and it will be able to meet and pay its debts as and when they arise.

17. The Applicant Company has received no objection letters from all the Stock Exchange's where the Applicant Company is listed.

18. The Scheme provides that in the event of the Scheme failing to take effect within 12 months of the first filing with the High Court of Judicature at Bombay or the High Court of Gujarat at Ahmedabad, whichever is later, or by such later date as may be agreed by the respective Boards of Directors of the Transferor Companies, RCIL and the Transferee Company, the Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

The Directors and Managers of the Applicant Company, RCIL and the Transferor Companies may be deemed to be concerned and/or interested in the Scheme only to the extent of their shareholding in the Companies, or to the extent the said directors are common directors in the Companies, or to the extent the said directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust that hold shares in any of the Companies.

19. The post amalgamation shareholding pattern of the Applicant Company would be as under:

SN	Description	Post-merger shareholding	
		Equity Shares (Crores)	%
A	**Promoters**		
1.	- Promoters	128.96	63.07
	- Persons acting in concert	1.65	0.81
	Sub-total (A)	**130.61**	**63.88**
B	**Banks / Mutual Funds/ Financial Institutions/ Government holdings**		
1.	Banks and Mutual funds	2.62	1.28
2.	Financial Institutions	7.81	3.82
3.	Central / State Government	0.11	0.05
	Sub-total (B)	**10.54**	**5.15**
C	**Foreign and non-resident holding**		
1.	FIIs	29.13	14.25
2.	Bank of New York as depository for GDRs	6.37	3.12
3.	Other non-resident holdings	1.30	0.63
	Sub-total (C)	**36.80**	**18.00**
D	**Others**		
1.	Private Corporate Bodies	6.67	3.26
2.	Indian Public	19.84	9.71
	Sub-total (D)	**26.51**	**12.97**
	Grand Total (A + B + C + D)	**204.46**	**100.00**

20. The post amalgamation capital structure of the Applicant Company will be as under:

Particulars	Rs. in Crores
Authorised	
300,00,00,000 Equity Shares of Rs. 5 each	1,500.00
TOTAL	**1,500.00**
Issued, Subscribed & Paid-up	
2,04,46,14,990 Equity Shares of Rs. 5 each fully paid-up	1,022.31
TOTAL	**1,022.31**

21. Inspection of the following documents may be had at the Registered Office of the Applicant Company upto one day prior to the date of the meeting between 11.00 a.m. and 4.00 p.m. on all working days (except Saturday):

a) Certified copy of the Order dated 28th April, 2006 of the High Court of Judicature at Bombay, passed in Company Application No. 584 of 2006, directing the convening of the meeting of the Equity Shareholders

of the Applicant Company.

b) Scheme of Amalgamation and Arrangement.

c) Memorandum and Articles of Association of the Applicant Company, RCIL and the Transferor Companies.

d) Latest Audited accounts of the Companies where available and latest unaudited accounts of companies whose audited accounts are not available.

e) No objection letters to the Scheme received from Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

f) Exchange Ratio Report of KPMG India Private Limited and JM Morgan Stanley Private Limited.

This statement may be treated as an Explanatory Statement under Section 393 of the Companies Act, 1956. A copy of the Scheme and Explanatory Statement may be obtained from the Registered Office of the Applicant Company and / or at the office of the Advocates for the Applicant Company, M/s. Rajesh Shah & Co, 16, Oriental Building, 30, Nagindas Master Road, Flora Fountain, Mumbai - 400 001 and M/s. Mulla & Mulla & Craigie Blunt & Caroe, Mulla House, 51, Mahatama Gandhi Road, Fort, Mumbai - 400 001.

Sd/-

M.H. Kania
(Former Chief Justice of India)
Chairman appointed for the meeting

Dated : 28th April, 2006.
Registered Office:
'H' Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.

ANNEXURE A

1. The pre amalgamation shareholding pattern of AEPL is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	10.00	100
B	Non-promoters holding	-	-
	Grand Total	**10.00**	**100**

2. The pre amalgamation shareholding pattern of RBM is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	10.00	100
B	Non-promoters holding	-	-
	Grand Total	**10.00**	**100**

3. The pre amalgamation shareholding pattern of Formax is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	0.10	100
B	Non-promoters holding	-	-
	Grand Total	**0.10**	**100**

4. The pre amalgamation shareholding pattern of PCPL is as under

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	0.10	100
B	Non-promoters holding	-	-
	Grand Total	**0.10**	**100**

5. **The pre amalgamation shareholding pattern of RIC is as under**

	Category	Equity Shareholding (in Crores)	%
A	Promoters holding	704.10	100
B	Non-promoting holding	-	-
	Grand Total	**704.10**	**100**

6. **The pre amalgamation shareholding pattern of RCIL is as under**

	Category	Equity Shareholding (in Crores)	%
A	Promoters holding	200.00	100
B	Non-promoters holding	-	-
	Grand Total	**200.00**	**100**

7. **The pre amalgamation shareholding pattern of RCSPL is as under**

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	2.50	100
B	Non-promoters holding	-	-
	Grand Total	**2.50**	**100**

8. **The pre amalgamation shareholding pattern of RSSPL is as under**

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	2.50	100
B	Non-promoters holding	-	-
	Grand Total	**2.50**	**100**

9. **The pre amalgamation shareholding pattern of RCTL is as under**

	Category	Equity Shareholding (in Lakhs)	%
A	Promoters holding	2.50	100
B	Non-promoters holding	-	-
	Grand Total	**2.50**	**100**

10. **The pre amalgamation shareholding pattern of RCOVL is as under**

Sr.No.	Description	Pre-merger shareholding No. of Equity Shares (in Crores)	%
A	**Promoters**		
	- Promoters	46.81	38.27
	- Persons acting in concert	1.65	1.35
	Sub-total (A)	**48.46**	**39.62**
B	**Banks / Mutual Funds/ Financial Institutions/ Government holdings**		
1.	Banks and Mutual funds	2.62	2.14
2.	Financial Institutions	7.81	6.39
3.	Central / State Government	0.11	0.09
	Sub-total (B)	**10.54**	**8.62**
C	**Foreign and Non-Resident holding**		
1.	FIIs	29.13	23.82
2.	Bank of New York as depository for GDRs	6.37	5.21
3.	Other Non-Resident holdings	1.30	1.06
	Sub-total (C)	**36.80**	**30.09**
D	**Others**		
1.	Private Corporate Bodies	6.67	5.45
2.	Indian Public	19.85	16.22
	Sub-total (D)	**26.52**	**21.67**
	Grand Total (A + B + C + D)	**122.32**	**100.00**

ANNEXURE B

1. The background of the Board of Directors of the Applicant Company and the extent of shareholding (singly or jointly) of the Directors and Manager of the Applicant Company in the Applicant Company, RCIL and Transferor Companies as on April 28, 2006 is as under:

Sr. No.	Name of the Director of the Applicant Company	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Prof. J. Ramachandran	Director	49	482	NIL
3	Shri S. P. Talwar	Director	65	NIL	NIL
4	Shri Hasit Shukla	Manager	44	9	NIL

2 The background of the Board of Directors of RIC and their extent of shareholding of the Directors and Manager in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Prof. J. Ramachandran	Director	49	482	NIL
3	Shri Gautam Doshi	Director	53	43	NIL
4	Shri Anil C. Shah	Manager	43	2	NIL

3. The background of the Board of Directors of RCIL and their extent of shareholding of the Directors and Manager in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Prof. J. Ramachandran	Director	49	482	NIL
3	Shri Gautam Doshi	Director	53	43	NIL
4	Shri Tulsi S. Dadlani	Manager	48	NIL	NIL

4. The background of the Board of Directors of RCSPL and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Surendra Pipara	Director	41	228	NIL
2	Shri Gaurang Shah	Director	45	NIL	NIL

5. The background of the Board of Directors of RSSPL and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Ramesh Shenoy	Director	56	108	NIL
2	Shri Tulsi Dadlani	Director	48	NIL	NIL
3	Shri Vinayak Joshi	Director	36	15	NIL

6. The background of the Board of Directors of RCTL and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Ramesh Shenoy	Director	56	108	NIL
2	Shri Surendra Pipara	Director	41	228	NIL
3	Shri Gaurang Shah	Director	45	NIL	NIL
4	Shri Samir Raval	Director	41	NIL	NIL

7. The background of the Board of Directors of AEPL and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Smt. T. A. Ambani	Director	46	16,50,832	NIL
3	Shri Hasit Shukla	Director	44	9	NIL

8. The background of the Board of Directors of RBM and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies RCIL
1	Shri Anil Dhirubhai Ambani	Chairman	46	18,59,271	AEPL - 1 RBM - 1
2	Smt. T. A. Ambani	Director	46	16,50,832	NIL
3	Shri Hasit Shukla	Director	44	9	NIL

9. The background of the Board of Directors of Formax and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Shri Surendra Pipara	Director	41	228	NIL
2	Shri Samir Raval	Director	41	NIL	NIL

10. The background of the Board of Directors of PCPL and their extent of shareholding in all the companies forming a part of the Scheme including the Applicant Company is as under:

Sr. No	Name of Director	Designation	Age (Years)	No. of shares held in the Applicant Company	No. of shares held in Transferor companies / RCIL
1	Smt. K. D. Ambani	Director	71	36,65,227	NIL
2	Shri Anil Dhirubhai Ambani	Director	46	18,59,271	AEPL - 1 RBM - 1

SCHEME OF AMALGAMATION AND ARRANGEMENT

UNDER SECTIONS 391 TO 394 OF THE COMPANIES ACT, 1956

BETWEEN

RELIANCE INFOCOMM LIMITED

AND

RELIANCE COMMUNICATIONS INFRASTRUCTURE LIMITED

AND

RELIANCE COMMUNICATIONS SOLUTIONS PRIVATE LIMITED

AND

RELIANCE SOFTWARE SOLUTIONS PRIVATE LIMITED

AND

RELIANCE COMMUNICATIONS TECHNOLOGIES LIMITED

AND

AMBANI ENTERPRISES PRIVATE LIMITED

AND

RELIANCE BUSINESS MANAGEMENT PRIVATE LIMITED

AND

FORMAX COMMERCIAL PRIVATE LIMITED

AND

PANTHER CONSULTANTS PRIVATE LIMITED

WITH

RELIANCE COMMUNICATION VENTURES LIMITED

AND

THEIR RESPECTIVE SHAREHOLDERS AND CREDITORS

PREAMBLE

(A) Description of Companies:

1. Reliance Communication Ventures Limited ("RCOVL") is vested with the Telecommunication Undertaking of Reliance Industries Limited ("RIL") pursuant to the Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 approved by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005. RCOVL is also vested with inter-alia investments in the following operating companies viz. 319,25,85,350 equity shares of Re. 1 each, of Reliance Infocomm Limited ("RIC") constituting 45.34% of its paid-up capital; 90,00,00,000 equity shares of Re.1 each of Reliance Communications Infrastructure Limited ("RCIL"), constituting 45.00% of its paid-up capital; 70,95,130 equity shares of Rs. 10 each of Reliance Telecom Limited ("RTL") constituting 35.60% of its paid-up equity capital and 4,50,00,000 Preference shares of Rs. 10 each of RTL constituting 100% of its paid-up preference share capital.

2. RIC is a fully integrated telecom company offering services that inter-alia covers the entire information and communication value chain of infrastructure, services for enterprises, and consumer applications. RIC offers the entire gamut of telecommunication services in wireless and wireline including voice, broadband, value added services, and international and domestic long distance services. RIC operates the said business directly and through various subsidiaries. Flag Telecom Group Limited, a wholly owned subsidiary of RIC, provides an International Gateway for carrying traffic of all Telecom service providers to various locations worldwide.

3. RCIL holds IP-I registration for providing telecommunication infrastructure services such as dark fiber to other telecom service providers in the country. It also holds a Category A-ISP license and also provides internet data centre service to the customers. RCIL has built an entire optic fibre network crisscrossing the country for a distance of approx. 80,000 kms. RCIL has executed an Indefeasible Right to Connectivity Agreement dated 30th April 2003 ("IRC Agreement") entered into between RCIL & RIC for providing part capacity in the optic fibre network to RIC. RCIL also holds 101,34,63,800 equity shares of Re. 1 each, of RIC constituting 14.39% of its paid-up capital. RCIL also holds 220,50,00,000 equity shares of Re. 1 each, of RIC constituting 31.32% of its paid-up capital through Reliance Communications Technologies Limited ("RCTL"), an affiliate company. RCIL holds 20% of the equity share capital of Reliance Communication Solutions Private Limited ("RCSPL"), Reliance Software Solutions Private Limited ("RSSPL") and RCTL. Besides above investments, RCIL holds 30,00,00,000, 9% Cumulative Redeemable Preference Shares of Re. 1 each in RIC.

4. RCSPL holds 40% of the equity share capital in each of RSSPL and RCTL.

5. RSSPL holds 40% of the equity share capital in each of RCSPL and RCTL.

6. RCTL holds 40% of the equity share capital of RSSPL and RCSPL. RCTL also holds 220,50,00,000 equity shares of Re. 1 each, of RIC constituting 31.32% of its paid-up capital.

7. Ambani Enterprises Private Limited ("AEPL") holds 37,80,00,004 equity shares of Re. 1 each, of RIC constituting 5.37% of its paid-up capital, 66,00,00,000 equity shares of Re. 1 each, of RCIL constituting 33% of its paid-up capital and 10,00,000 equity shares of Rs. 10 each, of Reliance Business Management Private Limited ("RBM") constituting 100% of its paid-up capital.

8. RBM holds, directly and through its wholly owned subsidiary viz. Reliance Infocomm Infrastructure Private Limited ("RIIPL"), 1,28,34,870 equity shares (64.40%) of RTL. RTL provides services in seven telecom circles in eastern and central India. RBM also holds 50,00,000 equity shares (100%) of RIIPL and 10,000 equity shares (100%) of Formax Commercial Private Limited ("Formax"). RIIPL owns Dhirubhai Ambani Knowledge City ("DAKC") property in which entire telecommunications operations are headquartered. DAKC is a fully integrated IT Park developed on a 134 acre plot with a built up area of about 23 lakh sq. ft. RIIPL also owns property with a built up area of 4 lakh sq. ft. at Millennium Business Park, at TTC Industrial Area, Thane-Belapur Road, Navi Mumbai. Formax holds commercial property at Maharaja Ranjeet Singhji Road, New Delhi. This property is intended to be used for telecommunication businesses.

9. Panther Consultants Private Limited ("PCPL") holds 25,19,99,996 equity shares of Re. 1 each, of RIC constituting 3.58% of its paid-up capital, and 44,00,00,000 equity shares of Re. 1 each, of RCIL constituting 22% of its paid-up capital

(B) Rationale of Scheme of Amalgamation and Arrangement:

1. Presently, RCOVL holds less than 50% equity shareholding in the operating companies viz. RIC, RCIL and RTL. The ownership interests in these company's do not provide RCOVL with ability to control all actions that require shareholder's approval on account of substantial shareholding being controlled by AEPL, RBM and PCPL. The current structure of holding / ownership of Infocomm Companies (i.e. RIC, RCIL, RTL, RIIPL, and Formax) is inter-locked / complex. The Scheme is proposed to rationalize and simplify the structure of holding / ownership of Infocomm companies so that there would be an alignment of interests of all shareholders in a single listed entity viz. RCOVL. This will also create synergies by consolidating ownership and will result in achieving a simple and transparent ownership structure of all facets of telecommunications business. It will also eliminate areas of potential conflict of interest and ease considerably related party transactions.

2. The Resulting Company will have the ability to leverage on its large asset base, reserves, cash flows, and vast pool of intellectual capital to enhance shareholder value.

3. The Scheme will also result in increasing financial strength and flexibility of the Resulting Company and enhance its capabilities to face competition in the market place more effectively.

4. Upon merger, RCOVL will benefit from unique competitive advantage for meeting future growth opportunities, also provide greater cost savings and economics which will significantly enhance its earnings potential. The Scheme will enable better and more efficient and economical control and conduct of companies.

5. Further, there will be no cash outgo to RCOVL as the Scheme envisages issuance of its shares in lieu of acquisition of balance controlling interests in the said Infocomm companies.

(C) Purpose of the Scheme:

1. This Scheme of Amalgamation and Arrangement ("the Scheme") provides for the amalgamation of RIC, AEPL, RBM, Formax, RCTL, RSSPL, RCSPL, and PCPL with RCOVL, pursuant to Sections 391 to 394 and other relevant provisions of the Companies Act, 1956;

2. The Scheme also provides for the cancellation of equity shares of RIC as held by RCIL under Section 391 read with Sections 100 to 103 and other relevant provisions of the Companies Act, 1956;

3. The Scheme also provides for the demerger of the Network Division of RCIL into RCOVL pursuant to Sections 391 to 394 and other relevant provisions of the Companies Act, 1956; and

4. The Scheme also provides for various other matters consequential, supplemental, and/ or otherwise integrally connected herewith.

(D) Parts of the Scheme:

1. The Scheme is divided into following parts:

a) **PART 1** deals with the Definitions and Share Capital;

b) **PART 2** deals with the cancellation of Equity Share Capital and Preference Share Capital of RIC held by RCIL;

c) **PART 3** deals with the Amalgamation of AEPL, RBM, Formax, RCSPL, RCTL, and RSSPL with RCOVL;

d) **PART 4** deals with the Amalgamation of PCPL with RCOVL;

e) **PART 5** deals with the Amalgamation of RIC with RCOVL;

f) **PART 6** deals with the demerger of the 'Network Division' of RCIL into RCOVL;

g) **PART 7** deals with the Re-organisation of Capital and Accounting Treatment in the books of RCOVL and recasting of the Balance Sheet of RIC and RCIL;

h) **PART 8** deals with the General Clauses that will be applicable to abovementioned parts of the Scheme; and

i) **PART 9** deals with the General Terms and Conditions that will be applicable to the entire Scheme.

PART 1

DEFINITIONS AND SHARE CAPITAL

1) DEFINITIONS

In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meaning:

1.1. **"Appointed Date"** means:

a) For the purposes of Part 2 of this Scheme, the 1st January, 2006, or such other date as the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad may direct / fix;

b) For the purposes of Part 3 of this Scheme, the 1st January, 2006, or such other date as the High Court of Judicature at Bombay may direct / fix;

c) For the purposes of Part 4 of this Scheme, the 1st March, 2006, or such other date as the High Court of Judicature at Bombay may direct / fix; and

d) For the purposes of Parts 5 and 6 of this Scheme, the 31st March , 2006 , or such other date as the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad may direct / fix.

1.2. **"AEPL"** means Ambani Enterprises Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055;

1.3. **"Network Division"** means part undivided ownership as tenants in common in the connectivity fibers and associated properties entitling RIC to enjoy such rights, interests and benefits described under the IRC Agreement in its capacity as owner.

1.4. **"Net Assets Value"** shall be computed as the value of the Assets of the Transferor Companies transferred to the Transferee Company pursuant to this Scheme less the value of the liabilities becoming liability of the Transferee Company pursuant to this Scheme.

1.5. **"Formax"** means Formax Commercials Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.6. **"High Courts"** means the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad;

1.7. **"Part 3 Transferor Companies"** means AEPL, RBM, Formax, RCSPL, RCTL and RSSPL collectively;

1.8. **"PCPL"** means Panther Consultants Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055;

1.9. **"RIC"** means Reliance Infocomm Limited, a company incorporated under the Companies Act, 1956, having its registered office at Reliance House, Near Mardia Plaza, Off. C. G. Road, Ahmedabad 380 006, Gujarat;

1.10. **"RBM"** means Reliance Business Management Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 3rd Floor, Reliance Energy Centre, Santa Cruz (East), Mumbai 400 055;

1.11. **"RCSPL"** means Reliance Communications Solutions Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.12. **"RCTL"** means Reliance Communications Technologies Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'E' Block, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.13. **"RSSPL"** means Reliance Software Solutions Private Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.14. **"RCOVL" or "the Transferee Company"** or the "Resulting Company" means Reliance Communication Ventures Limited, a company incorporated under the Companies Act, 1956, and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710;

1.15. **"RCIL"** or **"the Demerged Company"** means Reliance Communications Infrastructure Limited a company incorporated under the Companies Act, 1956, and having its registered office at Reliance House, Near Mardia Plaza, Off. C. G. Road, Ahmedabad, 380 006, Gujarat;

1.16. **"Scheme"** or **"the Scheme"** or **"this Scheme"** means this Scheme of Amalgamation and Arrangement in its present form as submitted to the Honorable High Court of Judicature at Bombay and / or the High Court of Gujarat at Ahmedabad or this Scheme with such modification(s), if any made, as per Clause 19 of the Scheme;

1.17. **"The Act"** means the Companies Act, 1956, or any statutory modification or re-enactment thereof for the time being in force;

1.18. **"The Effective Date"** or 'Coming into effect of this Scheme" means the later of the dates on which the certified copies of the Orders of the High Court of Judicature at Bombay and / or the High Court of Gujarat at Ahmedabad sanctioning the Scheme are filed with the Registrar of Companies, Maharashtra, Mumbai and Registrar of Companies, Gujarat respectively;

1.19. "**Transferor Companies**" means RIC, RCSPL, RCTL, RSSPL, AEPL, RBM, Formax, and PCPL collectively;

1.20. "**Undertaking**" means and includes all the undertakings, the entire business, all the properties (whether movable or immovable, tangible or intangible), plant and machinery, free hold land, lease hold land, buildings and structures, offices, residential and other premises, capital work in progress, furniture, fixtures, office equipment, appliances, accessories, power lines, railway sidings depots, deposits, all stocks, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stock, units or pass through certificates), cash balances with banks, loans, advances, contingent rights or benefits, receivables, benefit of any deposits, financial assets, leases, and hire purchase contracts and assets, lending contracts, benefit of any security arrangements, reversions, powers, authorities, allotments, approvals, permits and consents, quotas, rights, entitlements, contracts, licenses (industrial and otherwise), municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, godowns, warehouses, leases, licenses, fixed and other assets, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits) and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Companies, including but without being limited to trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, authorisations, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customer credit information, customer and supplier pricing information and other records in connection with or relating to the Transferor Companies, and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Companies, whether in India or abroad;

1.21. "**Record Date**" means the date to be fixed by the Board of Directors of RCOVL or a committee thereof after the Effective Date for the purpose of issue of shares of RCOVL to the shareholders of AEPL and PCPL.

All terms and words not defined in this Scheme shall, unless repugnant or contrary to the context or meaning thereof, have the same meaning ascribed to them under the Act, the Securities Contract Regulation Act, 1956, the Depositories Act, 1996 and other applicable laws, rules, regulations, bye-laws, as the case may be or any statutory modification or re-enactment thereof from time to time;

2) SHARE CAPITAL

2.1. The Share capital of **RIC** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
10,00,00,00,000 Equity Shares of Re. 1 each	1,000.00
5,00,00,00,000 Preference Shares of Re. 1 each	500.00
TOTAL	**1,500.00**
Issued, Subscribed & Paid-up	
704,10,49,150 Equity Shares of Re. 1 each fully paid-up	704.10
30,00,00,000 9% Cumulative Redeemable Preference Shares (Series -VIII)	30.00
TOTAL	**734.10**

2.2. The Share capital of **RCIL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
250,00,00,000 Equity Shares of Re. 1 each	250.00
TOTAL	**250.00**
Issued, Subscribed & Paid-up	
200,00,00,000 Equity Shares of Re. 1 each	200.00
TOTAL	**200.00**

2.3. The Share capital of **RCSPL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
2,50,000 Equity Shares of Rs. 10 each	0.25
TOTAL	**0.25**
Issued, Subscribed & Paid-up	
2,50,000 Equity Shares of Rs. 10 each fully paid-up	0.25
TOTAL	**0.25**

2.4. The Share capital of **RSSPL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
2,50,000 Equity Shares of Rs. 10 each	0.25
TOTAL	**0.25**
Issued, Subscribed & Paid-up	
2,50,000 Equity Shares of Rs. 10 each fully paid-up	0.25
TOTAL	**0.25**

2.5. The Share capital of **RCTL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
2,50,000 Equity Shares of Rs. 10 each	0.25
TOTAL	**0.25**
Issued, Subscribed & Paid-up	
2,50,000 Equity Shares of Rs. 10 each fully paid-up	0.25
TOTAL	**0.25**

2.6. The Share capital of **AEPL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
10,00,000 Equity Shares of Rs. 10 each	1.00
TOTAL	**1.00**
Issued, Subscribed & Paid-up	
10,00,000 Equity Shares of Rs. 10 each	1.00
TOTAL	**1.00**

2.7. The Share capital of **RBM** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
14,40,000 Equity Shares of Rs. 10 each	1.44
TOTAL	**1.44**
Issued, Subscribed & Paid-up	
10,00,000 Equity Shares of Rs. 10 each fully paid-up	1.00
TOTAL	**1.00**

2.8. The Share capital of **Formax** as on February 28, 2006, is as under:

	Rs. in Crores
Authorised	
10,000 Equity Shares of Rs. 10 each	0.01
TOTAL	**0.01**
Issued, Subscribed & Paid-up	
10,000 Equity Shares of Rs. 10 each fully paid-up	0.01
TOTAL	**0.01**

2.9. The Share capital of **PCPL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
10,000 Equity Shares of Rs. 10 each	0.01
TOTAL	**0.01**
Issued, Subscribed & Paid-up	
10,000 Equity Shares of Rs. 10 each fully paid-up	0.01
TOTAL	**0.01**

2.10. The Share capital of **RCOVL** as on February 28, 2006 is as under:

	Rs. in Crores
Authorised	
130,00,00,000 Equity Shares of Rs. 5 each	650.00
TOTAL	**650.00**
Issued, Subscribed & Paid-up	
122,31,30,422 Equity Shares of Rs. 5 each	611.56
TOTAL	**611.56**

Note : Pursuant to the approval by the shareholders of RCOVL, by way of Postal Ballot, results whereof was announced on March 31, 2006, the Authorised Capital has been increased to Rs. 1500 Crores comprising 200 crores equity shares of Rs. 5 each and 100 crores unclassified shares of Rs. 5 each.

3) DATE OF TAKING EFFECT

Each part of the Scheme, set out herein in its present form or with any modifications(s) in accordance with Clause 19 of the Scheme shall be effective from the respective Appointed Dates specified for the respective parts but the Scheme as a whole shall be operative from the Effective Date.

PART 2

CANCELLATION OF FULLY PAID-UP EQUITY SHARE CAPITAL AND FULLY PAID-UP PREFERENCE SHARE CAPITAL OF RIC HELD BY RCIL

4.1 On the Scheme becoming effective, RIC shall, with effect from the Appointed Date, shall be deemed to have cancelled, pursuant to Section 100 of the Act, as also any other applicable provisions, part of its Issued, Subscribed and Fully Paid-Up Equity Share Capital to the extent of 101,34,63,800 Equity Shares of Re 1 each fully paid-up, representing 14.39% of the Equity Share Capital of RIC, being the shares held as on the date of cancellation by RCIL.

4.2 On the Scheme becoming effective, RIC shall, with effect from the Appointed Date, be deemed to have cancelled, pursuant to Section 100 of the Act, as also any other applicable provisions, its Issued, Subscribed and Fully Paid-Up Preference Share Capital to the extent of 30,00,00,000 9% Cumulative Redeemable Preference Shares (hereinafter referred to as Preference shares) of Re 1 each fully paid-up, held as on the date of cancellation, by RCIL.

4.3 On effecting the reduction of equity share capital of RIC as above, and without any further act or deed, the existing share certificates in respect of the Equity Shares of RIC of the face value of Re. 1/- each held by RCIL on the Appointed Date shall also be deemed to have been cancelled. In respect of the equity shares in electronic form, RIC would further give the appropriate instructions to the Depositories.

4.4 On effecting the reduction of preference share capital of RIC as above, and without any further act or deed, the existing share certificates in respect of the Preference Shares of the face value of Re. 1/- each held by RCIL on the Appointed Date shall also be deemed to have been cancelled.

4.5 On such cancellation as provided above:

a) The Issued, Subscribed and Fully Paid-Up Equity Share Capital shall stand reduced to extent of face value of the Equity Shares cancelled;

b) The sum of Rs. 101,34,63,800 being the total reduction in share capital of RIC as above, shall be added to the credit balance lying in the Profit and Loss Account;

c) The Issued, Subscribed and Fully Paid-Up 9% Cumulative Redeemable Preference Share Capital shall stand reduced to the extent of face value of the Preference Shares cancelled by RIC; and

d) The sum of Rs. 30,00,00,000 being the total reduction in Preference share capital of RIC as above, shall be added to the credit balance of the Profit and Loss Account.

4.6 The cancellation of the Equity Share Capital of RIC as above does not involve a diminution of liability in respect of any unpaid share capital or payment to any shareholder of any paid-up share capital or payment in any other form to the shareholders of RIC.

4.7 The reduction of the Equity Share Capital shall be effected as an integral part of the Scheme itself in accordance with the provisions of Sections 100, 102 and 103 of the Act and the order of the High Courts sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction. The provisions of Section 101 of the Act will not be applicable.

4.8 Effect in the books of RCIL

4.8.1 The book value of the Equity Shares held by RCIL as on the Appointed Date in RIC cancelled as above shall be debited to the Securities Premium Account of RCIL to the extent available and the balance shall be debited to the Profit and Loss Account.

4.8.2 The application and reduction of the Securities Premium Account as above, shall be effected as an integral part of the Scheme itself in accordance with the provisions of Sections 78 read with 100, 102 and 103 of the Act and as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid-up share capital, the provisions of Section 101 of the Act are not applicable. However the order of the High Courts sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction.

PART 3

AMALGAMATION OF PART 3 TRANSFEROR COMPANIES WITH RCOVL

5 TRANSFER AND VESTING OF UNDERTAKING

5.1 With effect from the Appointed Date and upon the Scheme becoming effective, the entire Undertaking of each of the Part 3 Transferor Companies shall under the provisions of Sections 391 and 394 of the Act and pursuant to the orders of the High Courts sanctioning this Scheme and without any further act or deed be transferred and/or deemed to be transferred to and vested in RCOVL so as to become the undertakings, estates, assets, properties, liabilities, obligations, rights, title and interest of RCOVL.

5.2 With effect from the Appointed Date and upon the Scheme becoming effective, all debts, liabilities, duties and obligations of whatsoever nature of Part 3 Transferor Companies shall under the provisions of Sections 391 and 394 and all other applicable provisions, if any, of the Act, and without any further act or deed be also transferred or be deemed to be transferred to and vest in and be assumed by the

Transferee Company so as to become as from the Appointed Date the debts, liabilities, duties and obligations of the Transferee Company on the same terms and conditions as were applicable to Part 3 Transferor Companies and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen, in order to give effect to the provisions of this Clause.

5.3 Upon the Scheme becoming effective and upon the High Courts giving an Order under Section 394 of the Act, the Part 3 Transferor Companies shall be dissolved without being wound up.

PART 4

AMALGAMATION OF PCPL WITH RCOVL

6 TRANSFER AND VESTING OF UNDERTAKING

6.1 With effect from the Appointed Date and upon the Scheme becoming effective, the entire Undertaking of PCPL shall under the provisions of Sections 391 and 394 of the Act and pursuant to the orders of the High Courts sanctioning this Scheme and without any further act or deed be transferred and/or deemed to be transferred to and vested in RCOVL so as to become the undertakings, estates, assets, properties, liabilities, obligations, rights, title and interests of RCOVL.

6.2 With effect from the Appointed Date and upon the Scheme becoming effective, all debts, liabilities, duties and obligations of whatsoever nature of PCPL shall under the provisions of Sections 391 and 394 and all other applicable provisions, if any, of the Act, and without any further act or deed be also transferred or be deemed to be transferred to and vest in and be assumed by the Transferee Company so as to become as from the Appointed Date the debts, liabilities, duties and obligations of the Transferee Company on the same terms and conditions as were applicable to PCPL and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen, in order to give effect to the provisions of this Clause.

6.3 Upon the Scheme becoming effective and upon the High Courts giving an Order under Section 394 of the Act, PCPL shall be dissolved without being wound up.

PART 5

AMALGAMATION OF RIC WITH RCOVL

7 TRANSFER AND VESTING OF UNDERTAKING

7.1 With effect from the Appointed Date and upon the Scheme becoming effective, the entire Undertaking of RIC shall under the provisions of Sections 391 and 394 of the Act and pursuant to the orders of the High Courts sanctioning this Scheme and without any further act or deed be transferred and/or deemed to be transferred to and vested in RCOVL so as to become the undertakings, estates, assets, properties, liabilities, obligations, rights, title and interest of RCOVL.

7.2 With effect from the Appointed Date, all debts, liabilities and upon the Scheme becoming effective, duties and obligations of whatsoever nature of RIC shall under the provisions of Sections 391 and 394 and all other applicable provisions, if any, of the Act, and without any further act or deed be also transferred or be deemed to be transferred to and vest in and be assumed by the Transferee Company so as to become as from the Appointed Date the debts, liabilities, duties and obligations of the Transferee Company on the same terms and conditions as were applicable to RIC and it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such debts, liabilities, contingent liabilities, duties and obligations have arisen, in order to give effect to the provisions of this Clause.

7.3 Upon the Scheme becoming effective and upon the High Courts giving an Order under Section 394 of the Act, RIC shall be dissolved without being wound up.

PART 6

DEMERGER OF THE NETWORK DIVISION OF RCIL INTO RCOVL

8 VESTING OF NETWORK DIVISION

8.1 With effect from the Appointed Date and upon the Scheme becoming effective, the Network Division of RCIL shall under the provisions of Sections 391 and 394 of the Act and pursuant to the orders of the High Courts sanctioning this Scheme and without any further act or deed, be transferred and/or deemed to be transferred to and vested in RCOVL so as to become the properties of RCOVL. Consequently the IRC agreement shall be deemed to be terminated.

PART 7

REORGANISATION OF CAPITAL AND ACCOUNTING TREATMENT

9 ISSUE OF SHARES

9.1 Upon the coming into effect of this Scheme and in consideration of shareholders of AEPL and PCPL agreeing to the extinguishment of their respective shareholding, consequent to the amalgamation of AEPL and PCPL in the Transferee Company as per Part 3 and Part 4 of the Scheme and the dissolution without winding up of the Transferor Companies in terms of the Scheme, and also considering that all shareholders of the Transferor Companies other than shareholders of AEPL and PCPL are Transferor Companies which under the Scheme are amalgamating with the Transferee Company, the Transferee Company shall without any further application, act, instrument or deed, issue and allot to the equity shareholders of AEPL and PCPL, whose names are recorded in the Register of Members (the "Members"), on the Record Date as follows:

a) 55,63,29,165 shares to the equity share holders of AEPL in the ratio of 556.33 Equity shares of Rs. 5/- (Rupees Five only) each, credited as fully paid-up, in the Transferee Company for every 1(One) equity share of the face value of Rs. 10/- (Rupees ten only) each held in AEPL; and

b) 26,51,55,403 shares to the equity share holders of PCPL in the ratio of 26,515.5 Equity shares of Rs. 5/- (Rupees Five only) each, credited as fully paid-up, in the Transferee Company for every 1 (One) equity share of the face value of Rs. 10/- (Rupees ten only) each held in PCPL.

(the above ratio in which the shares of the Transferee Company are to be allotted to the shareholders of the AEPL and PCPL by the Transferee Company are hereinafter collectively referred to as the "Share Exchange Ratio").

9.2 The equity shares to be issued by the Transferee Company pursuant to Sub-clause 9.1 above shall be issued in dematerialized form by the Transferee Company, unless otherwise notified in writing by the shareholders of AEPL and PCPL to the Transferee Company on or before such date as may be determined by the Board of Directors of AEPL and PCPL or a committee thereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of AEPL and PCPL, the equity shares shall be issued to such members in dematerialised form provided that the members of the Transferee Company shall be required to have an account with a depository participant and shall be required to provide details thereof and such other confirmations as may be required. In the event that the Transferee Company has received notice from any member that equity shares are to be issued in physical form or if any member has not provided the requisite details relating to his/her /its account with a depository participant or other confirmations as may be required or if the details furnished by any member do not permit electronic credit of the shares of the Transferee Company, then the Transferee Company shall issue equity shares in physical form to such member or members.

9.3 On approval of the Scheme by the Members of the Transferor Company and the Members of the Transferee Companies pursuant to Section 391 of the Act, it shall be deemed that the said members have also resolved and accorded all relevant consent under Section 81(1A) of the Act or any other provisions of the Act to the extent the same may be considered applicable.

9.4 Equity shares issued and allotted by the Transferee Company in terms of this Scheme shall be subject to the provisions of the Memorandum and Articles of Association of the Transferee Company and shall rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividends, if any, that may be declared by the Transferee Company, on or after the Effective Date.

9.5 Equity shares of the Transferee Company issued in terms of this Scheme shall be listed on the stock exchange/s in India, where the existing equity shares of the Transferee Company are presently listed.

9.6 The Transferee Company shall, if and to the extent required, apply for and obtain any approvals from concerned regulatory authorities for the issue and allotment of Equity Shares to the members of AEPL and PCPL under the Scheme.

10 ACCOUNTING TREATMENT

10.1 On the Scheme becoming effective, the Transferee Company shall account for the Scheme and its effects as follows:

a) The face value of Equity Shares issued pursuant to Sub-clause 9.1 above will be recorded as Share Capital;

b) The investments held by RCOVL in RIC as well as investments held by the Transferor Companies inter-se will stand cancelled and there shall be no further obligation/outstanding in that behalf;

c) An amount as may be determined by the Board of Directors of RCOVL but not exceeding Rs. 3,000 crores, out of the excess of the Net Asset Value transferred to the Transferee Company over the face value of Equity Shares issued and allotted under the Scheme shall be credited to and held as Provision for Business

Restructuring to meet the costs, expenses and losses which may be suffered by RCOVL in carrying out such restructuring of the operations of RCOVL or any of its subsidiaries as RCOVL considers necessary or proper. The balance of the excess shall be transferred to and credited to the General Reserve Account of RCOVL and shall be available to RCOVL for such purposes as RCOVL at its own discretion considers proper including but not limited to declaration of dividends;

d) All the assets recorded in the books of Transferor Companies and the Network Division of RCIL shall be recorded by the Transferee Company at their respective fair values. All the liabilities recorded in the books of Transferor Companies shall upon becoming the liabilities of the Transferee Company be recorded by the Transferee Company at their respective book values as appearing in the books of the Transferor Companies;

e) Inter-company balances if any, will stand extinguished including in particular the inter-company balances between RIC and RCIL under the IRC Agreement and any consequential credit shall be credited to General Reserve Account of the Company entitled to such credit and any consequential debit shall be debited to General Reserve Account, to the extent balance is available in General Reserve Account, and the balance, if any, shall be debited to the Profit and Loss Account; and

f) If considered appropriate for the purpose of application of uniform accounting methods and policies between the Transferor Companies, and the Transferee Company, the Transferee Company may make suitable adjustments and reflect the effect thereof in the General Reserve Account of the Transferee Company.

10.2 Upon the Scheme becoming effective, the debit balance in the Profit and Loss Account in the books of RCIL shall be adjusted first against the balance in the 'Securities Premium Account' and the balance if any against 'Capital Reserve Account'. The application and reduction of the Securities Premium Account, as above, shall be effected as an integral part of the Scheme itself in accordance with the provisions of Section 78 and Sections 100, 102 and 103 of the Act as the same does not involve either diminution of liability in respect of unpaid share capital or payment to any shareholder of any paid-up share capital and the order of the Court sanctioning the Scheme shall be deemed to be an order under Section 102 of the Act confirming the reduction. The provisions of Section 101 of the Act will not be applicable.

10.3 On the Scheme becoming effective, the Financial Accounts of RIC and RCIL for the year ending March 31, 2005, shall be deemed to be recast as if the expenses, write-offs and provisions, recorded in the accounts of RIC and RCIL on or after March 31, 2005 and identified by the Board of Directors of RIC or RCIL (as the case may be) as relatable to the year ending March 31, 2005 had actually been debited, written off or provided in the Accounts of the Financial Year ending March 31, 2005 and for all purposes of the Act and matters related thereto and this Scheme, it shall be deemed that the accounts and Financial Statements as recast were the accounts and Financial Statements of RIC or RCIL (as the case may be) for the said Financial Year ending on March 31, 2005, provided that the aggregate of such expenses, write-offs and provisions shall not exceed Rs. 2,400 crores in case of RIC and Rs. 2,100 crores in the case of RCIL. As a corollary, the accounts of RIC and RCIL for subsequent years shall be restated appropriately. The Board of Directors of RIC and RCIL shall take such steps as in their opinion are necessary or required including but not limited to obtaining supplementary audit reports and filing / refiling of the accounts and Financial Statements for the purpose of giving effect to this Clause.

Consequently or otherwise, RCOVL shall, for the purposes of carrying out the Accounting Treatment specified in the Scheme, refer to and rely upon the accounts and Financial Statements of RIC and RCIL as recast in the manner provided in this Clause.

PART 8

GENERAL CLAUSES

11 CONDUCT OF BUSINESS

11.1 With effect from the Appointed Date and upto and including the Effective Date:

a) The Transferor Companies and RCIL, in relation to the Network Division, shall carry on its business and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the whole or part of the Business and Undertaking to be transferred pursuant to the Scheme, save and except in each case in the following circumstances:

   i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

   ii. if the same is expressly permitted by this Scheme; or

   iii. if written consent of the Transferee Company has been obtained.

b) The Transferee Company shall carry on its business

and activities with reasonable diligence and business prudence and shall not, undertake any additional financial commitments of any nature whatsoever, borrow any amounts nor incur any other liabilities or expenditure, issue any additional guarantees, indemnities, letters of comfort or commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber or deal with the undertaking save and except in each case in the following circumstances:

i. if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Courts; or

ii. if the same is expressly permitted by this Scheme; or

iii. if written consent of the Transferor Companies and RCIL has been obtained.

c) The Transferor Companies, RCIL and the Transferee Company shall not make any change in their respective capital structure either by any increase, (by issue of equity or shares on a rights basis,\bonus shares, convertible debentures or otherwise) decrease, reduction, reclassification, sub-division or consolidation, re-organization, or in any other manner which may, in any way, affect or have the potential of affecting the Share Exchange Ratio (as defined in Sub-clause 9.1 above), except by mutual consent of the respective Board of Directors of the Transferor Companies, RCIL and the Transferee Company or except as may be expressly permitted under this Scheme. Any such change at prices or values determined as per the applicable laws rules or guidelines issued by SEBI or any other statutory authorities or at market determined prices, shall deemed not to affect or affecting the Share Exchange Ratio.

12 LEGAL PROCEEDINGS

12.1 Upon the coming into effect of this Scheme, all suits, actions and proceedings by or against the Transferor Companies and / or RCIL but, in the case of RCIL limited to suits, actions and proceedings, in relation to the Network Division, pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been pending and/or arising by or against the Transferee Company.

12.2 The Transferee Company undertakes to have all legal or other proceedings initiated by or against the Transferor Companies, in relation to the Network Division of RCIL, referred to in Sub-clause 12.1 above transferred to its name and to have the same continued, prosecuted and enforced by or against the Transferee Company.

13 CONTRACTS, DEEDS AND OTHER INSTRUMENTS

13.1 Subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of the Transferor Companies and RCIL, in relation to the Network Division, or powers or authorities granted by or to it) of whatsoever nature to which the Transferor Companies and RCIL, in relation to the Network Division, is a party or to the benefit of which the Transferor Companies and RCIL, in relation to the Network Division, may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall, without any further act, instrument or deed, be in full force and effect against or in favour of the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of the Transferor Companies and RCIL, in relation to the Network Division, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company shall, at any time prior to the Effective Date, wherever necessary, enter into, and/or issue and/or execute deeds, writings, confirmations, any tripartite arrangements or novations to which the Transferor Companies and RCIL, in relation to the Network Division will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

13.2 The Transferee Company shall enter into, or issue or execute deeds, writings, confirmations, novations, declarations, or other documents with, or in favour of any party to any contract or arrangement to which the Transferor Companies and RCIL, in relation to the Network Division, is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall, be deemed to be authorised to execute any such writings on behalf of the Transferor Companies and RCIL, in relation to the Network Division, to carry out or perform all such formalities or compliances required for the purposes referred to above on the part of the Transferor Companies and RCIL, in relation to the Network Division.

14 STAFF, WORKMEN & EMPLOYEES

On the Scheme becoming effective:

14.1 All the employees of the Transferor Companies and RCIL, in relation to the Network Division, in service on the Effective Date shall become the employees of the Transferee Company on such date without any break or interruption in service and on terms and conditions

as to remuneration not less favourable than those subsisting with reference to the Transferor Companies and RCIL, *in relation to the Network Division, as on the* said date. It is clarified that the employees of the Transferor Companies and RCIL, in relation to the Network Division, who become employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies, and shall not be entitled to avail of any schemes and benefits that are applicable and available to any of the employees of the Transferee Company, unless otherwise determined by the Transferee Company. The Transferee Company undertakes to continue to abide by any *agreement/settlement, if any, entered into* by the Transferor Companies and RCIL, in relation to the Network Division, with any union/employee of the Transferor Companies and RCIL, in relation to the Network Division.

14.2 The existing provident fund, gratuity fund, and pension and/or superannuation fund or trusts created by the Transferor Companies and RCIL, *in relation to the* Network Division or any other special funds created or existing for the benefit of the employees of the Transferor Companies and RCIL, in relation to the Network Division, shall at an appropriate stage be transferred to the relevant funds of the Transferee Company and till such time shall be maintained separately. In the event that the Transferee Company does not have its own fund with respect to any such matters, the Transferee Company shall create its own funds to which the contributions pertaining to the employees of Transferor Company shall be transferred.

15 DIVIDENDS, PROFITS, BONUS/RIGHTS SHARES

15.1 With effect from the date of filing of this Scheme with the High Courts and upto and including the Effective Date, the Transferor Companies, RCIL and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period prior to the Effective Date, provided that the Transferor Companies shall not make any such declaration, except with the prior approval of the Board of Directors of the Transferee Company.

15.2 Until the coming into effect of this Scheme, the holder of equity shares of the Transferor Companies, RCIL and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

15.3 It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of the Transferor Companies, RCIL and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Board of Directors of the Transferor Companies, RCIL and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies, RCIL and the Transferee Company, respectively.

16 PERMISSIONS

16.1 Any statutory licenses, permissions, approvals or consents to carry on the operations of the Transferor Companies shall stand vested in or transferred to RCOVL without any further act or deed and shall be appropriately mutated by the Statutory Authorities concerned in favour of RCOVL upon the vesting and transfer of the Undertakings pursuant to this Scheme. The benefit of all statutory and regulatory permissions, licenses, environmental approvals and consents, sales tax registrations or other licenses and consents shall vest in and become available to RCOVL pursuant to this Scheme. In so far as the various incentives, subsidies, special status and other benefits or privileges enjoyed, granted by any Government body, local authority or by any other person, or availed of by the Transferor Companies are concerned, the same shall vest with and be available to RCOVL on the same terms and conditions.

17 SECURITY

17.1 It is clarified that unless otherwise determined by the Board of Directors of RCOVL, in so far as the assets comprising the Undertakings of the Transferee Companies are concerned:

(i) the security or charge relating to loans, debentures or borrowings of the Transferor Companies shall without any further act or deed continue to relate to the said assets after the Effective Date and shall not relate to or be available as security in relation to the borrowings of RCOVL; and

(ii) the assets of RCOVL shall not relate to or be available as security in relation to the said borrowings of the Transferor Companies.

PART 9

GENERAL TERMS AND CONDITIONS

18 APPLICATION TO THE HIGH COURT

18.1 The Transferor Companies, the Transferee Company and RCIL shall with all reasonable dispatch, make all applications/petitions under Sections 391 and 394 or under Sections 391 and 394 read with Sections 100-103, as the case may be and other applicable provisions of the Act to the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad, as the case may be, for sanctioning of this Scheme. The parties shall in the application also seek order for the dissolution without winding up of the Transferor Companies, excluding RCIL, under the provisions of law, and obtain all approvals as may be required under law.

18.2 The Transferee Company shall also with all reasonable dispatch, make all applications/petitions under Sections 391 and 394 and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanctioning of this Scheme under the provisions of law, and obtain all approvals as may be required under law.

19 MODIFICATION / AMENDMENT TO THE SCHEME

19.1 The Transferor Companies, RCIL and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Board of Directors or any Director or other officer or a committee or committees of the concerned Board or any Director authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "Delegates") of the Transferor Companies, RCIL and the Transferee Company deem fit, or which the High Courts or any other authorities under law may deem fit to approve of or impose and which the Transferor Companies, RCIL and the Transferee Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise for carrying out this Scheme and to do and execute all acts, deeds, matters and things necessary for bringing this Scheme into effect, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing this Scheme into effect. (In the event that any of the conditions may be imposed by the Courts or other authorities which the Transferor Companies, RCIL and the Transferee Company may find unacceptable for any reason, then the Transferor Companies, RCIL and the Transferee Company are at liberty to withdraw the Scheme). The aforesaid powers of the Transferor Companies, RCIL and the Transferee Company may be exercised by the Delegates of the respective Companies. In particular and without prejudice to the generality of the foregoing the modifications and amendments referred to in this Sub-clause may include modifications and amendments relating to the mode by which the business undertaking assets and properties of the Transferor Companies and RCIL, in relation to the Network Division are transferred to the Transferee Company.

19.2 For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the Delegate of the Transferor Companies, RCIL and the Transferee Company may with the consent of all the other parties give and are authorised to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

20 CONDITIONS

20.1 The Scheme is conditional upon and subject to the following:

a) The Scheme being agreed to by the requisite majority of the members of the Transferor Companies, RCIL and the Transferee Company as required under the Act and the requisite orders of the High Courts being obtained;

b) Such other sanctions and approvals including sanctions of any governmental or regulatory authority, creditor, lessor, lenders, or contracting party as may be required by law or contract in respect of the Scheme or any of the transfers contemplated under or as a consequence of the Scheme being obtained; and

c) The certified copies of the orders of the High Courts being filed with the Registrar of Companies, Maharashtra, Mumbai and the Registrar of Companies, Gujarat.

20.2 The provisions contained in this Scheme are inextricably inter-linked with the other provisions and the Scheme constitute an integral whole. The Scheme would be given effect to only if is approved in its entirety unless specifically agreed otherwise by the Transferor Companies, RCIL and the Transferee Company by their respective Board of Directors or any Committee constituted by them.

21 EFFECT OF NON-RECEIPT OF APPROVALS

21.1 In the event of this Scheme failing to take effect within 12 months of the first filing with the High Court of Judicature at Bombay or the High Court of Gujarat at Ahmedabad, whichever is later, or by such later date as may be agreed by the respective Board of Directors of the Transferor Companies, RCIL and the Transferee Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each Company shall bear its own costs or as may be mutually agreed.

22 COSTS

22.1 All costs, charges, taxes including duties, levies and all other expenses, if any of the Transferor Companies, RCIL in relation to Network Division and RCOVL arising out of or incurred in connection with and implementing this Scheme and matters incidental thereto shall be borne by RCOVL.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY
ORIGINAL JURISDICTION
COMPANY APPLICATION NO. 584 OF 2006

In the matter of Scheme of Amalgamation and Arrangement under Sections 391 to 394 of the Companies Act, 1956

AND

In the matter of Scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors

RELIANCE COMMUNICATION VENTURES LIMITED a Company incorporated under the Companies Act, 1956 and having its registered office at 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.))) .... Applicant Company

FORM OF PROXY

I/We the undersigned, being the Equity Shareholder(s) of Reliance Communication Ventures Limited, the Applicant Company do hereby appoint ______________________ of ______________and failing him / her ______________________ of ______________ as my / our proxy to act for me/ us at the meeting of the Equity Shareholders of the Applicant Company to be held at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 on Saturday, the 3rd June, 2006 at 10.30 a.m. for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme of Amalgamation and Arrangement between Reliance Infocomm Limited and Reliance Communications Infrastructure Limited and Reliance Communications Solutions Private Limited and Reliance Software Solutions Private Limited and Reliance Communications Technologies Limited and Ambani Enterprises Private Limited and Reliance Business Management Private Limited and Formax Commercial Private Limited and Panther Consultants Private Limited with Reliance Communication Ventures Limited and their respective shareholders and creditors and at such meeting, and at any adjournment or adjournments thereof, to vote, for me/us and in my/our name(s) ______________________ (here, if for, insert 'for', if against, insert 'against', and in the latter case strike out the words "either with or without modifications" after the word "Amalgamation and Arrangement") the said arrangement embodied in the Scheme of Amalgamation and Arrangement either with or without modification(s) * as my/our proxy may approve.

** strike out what is not necessary*

Dated this ________ day of ________ 2006

Signature:______________________

Name: ______________________

Address: ______________________

____

Affix Rupee 1 revenue stamp

(For Demat holding)

DP ID. ______________________ Client ID. ______________________

(For Physical holding)

Folio No. __________ ______________________ No. of Shares held : ______________________

NOTES:

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the Registered Office of the Applicant Company, not later than **FORTY EIGHT** hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

ATTENDANCE SLIP

DP. ID*		Folio No.	
Client ID*		No. of Share(s) held	

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER (in block letters):

___

___

___

NAME AND ADDRESS OF THE PROXY HOLDER
(in block letters, to be filled in by the proxy attending instead of the Equity Shareholder)

___

___

___

I hereby record my presence at the meeting, convened pursuant to the Order dated 28th April, 2006 of the Hon'ble High Court of Judicature at Bombay, of the Equity Shareholders of the Company on Saturday, the 3rd June, 2006 at 10.30 a.m. at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056.

Signature of the Equity Shareholder or proxy: ______________________________

*Applicable for shareholders holding shares in dematerialised form.

Notes:

1. **Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after their signature on it.**
2. Shareholders who come to attend the meeting are requested to bring with them copy of the Scheme of Amalgamation and Arrangement.
3. Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the members of the Reliance Communication Ventures Limited will be held on Saturday, the 3rd June, 2006 at 12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders of the Company, whichever is later at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 to transact the following business:

Special Business

1. **Sponsored Global Depositary Receipts / American Depositary Receipts:**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"RESOLVED that in accordance with applicable laws, rules and regulations and subject to the approval, consent, permission and sanction of the Foreign Investment Promotion Board, Government of India, Reserve Bank of India and any other appropriate authorities, institutions or regulators as may be applicable or necessary, and subject to such conditions as may be prescribed in any such approval, consent, permission or sanction, the Board of Directors (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board and authorised by the Board to exercise its powers, including the powers conferred by this Resolution) of the Company be and is hereby authorised to sponsor on behalf of the Company, an issue of Global Depositary Receipts / American Depositary Receipts (hereinafter referred to as the "Sponsored Securities") with the Depositary (hereinafter referred to as "the Overseas Depositary"), against the existing equity shares of the Company deposited by the holders of equity shares of the Company (hereinafter referred to as "the Equity Shareholders"), pursuant to a right given to all the Equity Shareholders (hereinafter referred to as "the Sponsored Offering"), on such terms and conditions, at such time or times and in one or more tranches, as the Board may in its absolute discretion deem fit, including, without limitation, providing the Equity Shareholders an option to renounce their right and entitlement to participate in the Sponsored Offering to another Equity Shareholder, if the terms of the document inviting the participation of the Equity Shareholders so provide and in such mode and manner as may be determined by the Company in consultation with the Underwriter(s) and/or Manager(s), and to cause allotment to the investors in foreign markets (whether Institutions and/or incorporated and/or unincorporated bodies and/or individuals or otherwise and whether such investors are Members of the Company or otherwise) of the Sponsored Securities by the Overseas Depositary, where each such Sponsored Securities shall represent such number of the existing fully paid Equity Shares of par value of Rs.5/- per share as may be decided by the Board, deposited pursuant to the Sponsored Offering, and the aggregate size of the Sponsored Offering, shall not be greater than US $ 1 (One) billion (Offer size) provided however that the Board, at its absolute discretion, will have the right to retain additional Equity Shares for the purpose of over allotement, not exceeding 20% of the offer size (green shoe option) ensuring that the foreign shareholding after completion of the Sponsored Offering shall not exceed 74% of the outstanding Equity.

RESOLVED FURTHER that the Company do sponsor through the Overseas Depositary, the issue of Sponsored Securities representing the underlying Equity Shares deposited pursuant to the Sponsored Offering.

RESOLVED FURTHER that the pricing of the Sponsored Offering be determined by the Board, in consultation with the Underwriter(s) and/or Manager(s), in accordance with the provisions of applicable law, rules and regulations and the prevailing market conditions.

RESOLVED FURTHER that for the purpose of giving effect to the Sponsored Offering and the allotment of Sponsored Securities as described above, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, including without limitation, determine the number of Equity Shares to be offered or sold, the over-allotment option, determine whether or not the Equity Shareholders, subject to applicable securities laws, have a right to renounce their entitlement to participate in the Sponsored Offering to other Equity Shareholders; determine the length of the Invitation of Offer period, issue and circulate the Invitation to Offer, file Registration Statement and/ or other document(s) with any regulator, list the securities on one or more overseas Stock Exchanges, enter into managing, underwriting, indemnification, marketing, listing, trading, depositary, custodian, registrar, escrow, trustee arrangements and sign all deeds, documents and writings and to pay any fees, commissions, remuneration and expenses relating thereto.

RESOLVED FURTHER that the Board be and is hereby authorised to determine all terms and conditions of the Sponsored Offering, settle all questions, difficulties or doubts that may arise in regard to the Sponsored Offering, offer or allotment of Sponsored Securities and in complying with the Sponsored ADR / GDR Regulations, the number of Equity Shares being offered or sold, the eligibility of the Equity Shareholder to participate in the Sponsored Offering or the right to renounce their entitlement to participate thereto, offer or allotment of Sponsored Securities, as it may, in its absolute discretion, deem fit, without being required to seek any further clarification, consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this Resolution.

RESOLVED FURTHER THAT for the purpose of giving effect to the aforesaid resolution, the Board be and is hereby authorised to delegate all or any of the powers hereby conferred to any Committee of Directors or the Chairman or any other Officers / Authorised Representatives of the Company".

2. Change of Name

To consider and if thought fit, to pass with or without modifications, the following resolution as a **Special Resolution:**

"RESOLVED THAT in accordance with the provisions of Section 21 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and subject to the approval of the Central Government, consent of the Company be and is hereby given for changing the name of the Company from "Reliance Communication Ventures Limited" to "Reliance Communications Limited" and accordingly, the name "Reliance Communications Limited" shall appear in the Memorandum and Articles of Association of the Company and that the Board of Directors of the Company, be and is hereby authorised to do all such acts and things and deal with all such matters and take all such steps and consider such delegations as it may in its absolute discretion deem necessary and to settle any question that may arise in this regard as may be necessary to give effect to this resolution."

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.

By Order of the Board
For **Reliance Communication Ventures Limited**

Hasit Shukla
Company Secretary

Mumbai, 5th May, 2006

Notes:

1. **A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of himself and a proxy need not be a Member of the Company. The instrument appointing a proxy should, however, be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the Meeting.**
2. The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956 setting out material facts is annexed hereto.
3. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturday between 11.00 a.m. and 4.00 p.m., up to one day prior to the ensuing Extraordinary General Meeting.
4. Members who hold shares in dematerialised form are requested to bring their Client ID and DP ID numbers for easy identification of attendance at the Meeting.
5. Members are informed that in case of joint holders attending the Meeting, only such joint holder who is higher in order of the names will be entitled to vote.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956 IS ANNEXED HERETO :-

Item No. 1

Sponsored Global Depositary Receipts / American Depositary Receipts :

The Company proposes to sponsor an offering of American Depositary Receipts (ADR) / Global Depositary Receipts (GDR) by the existing equity shareholders against the equity shares held by them. This would enable the existing equity shareholders to divest their holding in overseas markets.

Reserve Bank of India (RBI) vide FEMA Notification No 41/2001-RB dated March 2, 2001, (the 2001 Notification) has notified the provisions for a company to sponsor an issue of ADR / GDR with an overseas Depositary against existing equity shares held by the equity shareholders of a company. The Operative Guidelines issued by the Government of India, Ministry of Finance and RBI following the aforesaid notification requires a company to obtain the approval of the shareholders by special resolution to sponsor such an offering.

As per the regulations on sponsored ADR / GDR including Regulation 4B of the 2001 Notification and the Operative Guidelines for Disinvestment of shares by the Indian companies in the overseas market through issue of ADR / GDR as notified by the Government of India, Ministry of Finance vide Notification No.15/23/99-NRI dated July 29, 2002, and published in RBI Circular A.P. (DIR Series). Circular No. 52 dated November 23, 2002 (collectively the "Sponsored DR Regulations"), the program has to be sponsored by the Company and all expenses incurred by the Company in relation to the Sponsored ADR / GDR Offering will be deducted from the proceeds and the net amount will be paid to the Equity Shareholders whose shares are accepted in the Sponsored ADR / GDR Offering. In the event, the Sponsored ADR / GDR Offering can not be concluded for any reason, all expenses incurred in connection with the Sponsored ADR / GDR Offering shall be borne by the Company.

The pricing of the Sponsored ADR / GDR Offering shall be determined by the Board in accordance with the Sponsored DR Regulations.

All holders of equity shares issued in India are accordingly eligible to tender shares held by them for divesting in the overseas market. The existing Global Depositary Receipts / Foreign Currency Convertible Bond holders of the Company cannot tender ADR / GDR in the offering. In terms of the Sponsored DR Regulations, the equity shares accepted for participation in the Sponsored Offering may be kept in an escrow account.

In terms of the Sponsored DR Regulations, the equity shares accepted from the shareholders for the purpose of participation in the Sponsored Offering will in the event of Share tendered exceeding the number of Shares to be divested be accepted in proportion to each selling shareholder's holding in the Company. The proceeds from the issue of ADR / GDR, net of expenses, which are to be borne by the selling shareholders (other than listing expenses which will be borne by the Company) will be distributed to the selling shareholders whose equity shares are accepted. The selling shareholders will also be liable to bear taxes as applicable. The Sponsored Offering will not result in any dilution by way of increase in the capital base of the Company.

The Equity Shareholders may also be provided a right to renounce their right and entitlement to participate in the Sponsored Offering to another Equity Shareholder instead of participating in the Sponsored Offering and which option shall be available if provided for in the terms of the document inviting the participation of the Equity Shareholders ("Invitation to Offer"), and mode and manner of which would be determined by the Board in consultation with the Underwriter(s) / Manager(s). Such a right to renounce the right to participate in the Sponsored Offering would be available to Equity Shareholders only upon the Board approving such a right to renounce and the terms of such right to renounce would be detailed in the Invitation of Offer.

For this purpose, the Company is considering the various options including to make a targeted offering to retail / institutional investors in Japan, in one or more tranches, as may be appropriate. The Sponsored Offering will be of the size of upto US$ 1 billion. However, the Board will have a green shoe option of upto 20% (i.e. US$ 200 million), exercisable at its absolute discretion, whereby the Board will have the right to retain appropriate number of additional Equity Shares for the purpose of over allotment under the Sponsored Offering.

The said GDR/ADR programme relates only to existing shares of the Company, and will not result in any increase in the outstanding share capital of the Company. The said GDR/ADR programme will be in accordance with applicable guidelines and will also be subject to all necessary permissions, sanctions and approvals including approval of shareholders.

The DRs issued pursuant to the sponsered offering will constitute Foreign Direct Investment ("FDI").

As per policy on FDI announced by the Government of India, Ministry of Commerce and Industry, Department of Industrial Policy and Promotion (FC Section) vide Press Note No. 4 (2006 Series) dated February 10, 2006, the aggregate foreign shareholding in telecommunication company from all sources, comprising Foreign Direct Investment (FDI) including ADR / GDR, FCCB, holding of Foreign Institutional Investors (FIIs), and holding of Non-Resident Indians (NRIs) / Overseas Corporate Bodies (OCBs), convertible preference shares and proportionate foreign equity in Indian promoters / investing companies cannot exceed 49% through Automatic Route and 74% of the paid-up equity shares capital of the Company by approval of Foreign Investment Promotion Board . Reserve bank of India vide their letter No.FE.Co.FID/21163/11.01.008/2005-06 dated 3rd April, 2006 has increased the limit for investments in the shares or debentures convertible into shares of the Company by FIIs upto 49% of the paid-up equity share capital or the paid up value of the respective series of the convertible debentures of the Company and Company has made application to Foreign Investment Promotion Board to increase the limit for investments in the shares or debentures convertible into shares of the Company by FIIs upto 74% of the paid-up equity share capital or the paid up value of the respective series of the convertible debentures of the Company. The total foreign shareholding in the Company as on April 28, 2006 was 25.04%. The Company thus has adequate room for issue of DRs.

The Board of Directors recommends the Special Resolution set out at Item No. 1 of the accompanying Notice for the approval of the Members.

No Director is in any way concerned or interested in the Resolution set out at Item No. 1 in the Notice except to the extent of their respective holding of equity shares in the Company and to the extent of his participating in the proposed Sponsored Offering, as also to the extent of participation in the proposed Sponsored Offering by a company / body corporate / firm in which the Director or his relative may be directly or indirectly interested.

Item No. 2

Change of Name

Consequent upon the effectiveness of the proposed Scheme of Amalgamation and Arrangement, the Company would transform into a fully integrated communication business provider. The Company would offer services that span the entire information and communication value chain including wireless and wireline, voice, data, broad band, internet, value added services and international and domestic long distance services . The Company would no longer remain a communication venture enterprise.

It is therefore deemed appropriate to change the name of the Company to the proposed name. The Board of Directors believe that the new name would enable the Company to more accurately reflect its business.

In terms of Section 21 of the Companies Act, 1956, name of the Company can be changed with the approval of the Central Government and the Shareholders by way of a Special Resolution. The Company has made required application for making the new name available to the Registrar of Companies, Maharashtra, Mumbai.

The Board of Directors recommends the Special Resolution set out at Item No. 2 of the accompanying Notice for the approval of the Members.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Registered Office:
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.

By Order of the Board
For **Reliance Communication Ventures Limited**

Hasit Shukla
Company Secretary

Mumbai, 5th May, 2006

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

FORM OF PROXY

I/We ______________________________ of ______________________________ being a member members of Reliance Communication Ventures Limited hereby appoint ______________________________ of ____________ or failing him / her ____________________ of __________ as my / our proxy to vote for me/ us on my / our behalf at the Extraordinary General Meeting of the Company to be held on Saturday, the 3rd June, 2006 at 12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders, whichever is later, at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 and at any adjournment thereof.

Dated this ________ day of ________ 2006

Signature: ____________________

Name: ______________________________

Address: ______________________________

____

Affix Rupee 1 revenue stamp

(For Demat holding)

DP ID. ______________________________ Client ID. ______________________________

(For Physical holding)

Folio No. ______________________________ No. of Shares held : ______________________________

NOTES:

1. Proxy need not be a member.
2. Alterations, if any, made in the Form of Proxy should be initialled.
3. Proxy must be deposited at the Registered Office of the Company, not later than **FORTY EIGHT** hours before the time scheduled / fixed for the said meeting.
4. In case of multiple proxies, the proxy later in time shall be accepted.

THIS PAGE IS INTENTIONALLY LEFT BLANK

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.

ATTENDANCE SLIP

DP. ID*		Folio No.	
Client ID*		No. of Share(s) held	

NAME AND ADDRESS OF THE EQUITY SHAREHOLDER (in block letters):

____

____

____

NAME AND ADDRESS OF THE PROXY HOLDER
(in block letters, to be filled in by the proxy attending instead of the Equity Shareholder)

____

____

____

I hereby record my presence at the Extraordinary General Meeting of the Company, convened at Shri Bhaidas Maganlal Sabhagriha, U-1 Juhu Development Scheme, Vile Parle (West), Mumbai 400 056 of the Equity Shareholders of the Company on Saturday, the 3rd June, 2006 at 12.00 noon or soon after the conclusion of the Court Convened Meeting of the Equity Shareholders, whichever is later.

Signature of the Equity Shareholder or proxy: ______________________________

*Applicable for shareholders holding shares in dematerialised form.

Notes:

1. Shareholders are requested to bring the Attendance Slip with them when they come to the meeting and hand it over at the gate after their signature on it.
2. Joint shareholders may obtain additional Attendance Slip at the venue of the meeting.

Book Post
(Under Certificate of Posting)

If undelivered please return to :
Karvy Computershare Private Limited
(Unit : Reliance Communication Ventures Limited)
Plot No. 17-24, Vittal Rao Nagar,
Madhapur, Hyderabad - 500 081.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: "H" Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400710, India.
Tel: (+91) 22 – 30386286 Fax L (+91) 22 – 30376622

05th May, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 03rd April, 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April, 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted a letter dated 05th May, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules and Regulations, a copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/012/May/2006-07

May 5, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: Reliance Communication Ventures Limited to sponsor secondary market GDR/ADR Programme

We wish to inform you that the Board of Directors of Reliance Communication Ventures Limited (the "Company") has today **approved a proposal to sponsor a secondary market offering of Global/American Depositary Receipts (GDR/ADRs)**, to enable Shareholders of the Company to offer their existing shareholdings to **financial / strategic international investor(s) and/or through a targeted offering to retail/institutional investors in Japan, at a premium to the market price, for an amount upto US$ 1 billion (approx. Rs. 4,500 crore)**, in one or more tranches, as may be appropriate.

The said GDR/ADR programme relates only to existing shares of the Company, and will not result in any increase in the outstanding share capital of the Company. The said GDR/ADR programme will be in accordance with applicable guidelines and will also be subject to all necessary permissions, sanctions and approvals, including approval of shareholders.

A copy of the Media Release is enclosed.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above.

MEDIA RELEASE

BOARD OF RELIANCE COMMUNICATIONS APPROVES PROPOSAL TO SPONSOR SECONDARY MARKET GDRs/ADRs

OFFERING OF UP TO Rs. 4,500 CRORE (US$ 1 BILLION) AT A PREMIUM TO DOMESTIC MARKET PRICE

OFFERING TO FINANCIAL/STRATEGIC INTERNATIONAL INVESTORS AND/OR RETAIL AND INSTITUTIONAL INVESTORS IN JAPAN

NO INCREASE IN EXISTING EQUITY SHARE CAPITAL

Mumbai, 5th May, 2006: The Board of Directors of Reliance Communications Ventures Limited today approved a **proposal to sponsor a secondary market offering of Global / American Depositary Receipts** (GDR/ADRs).

The proposed offering will enable **existing shareholders to offer their shareholdings** to:

- **Financial/Strategic international investors**
- **Retail / Institutional investors in Japan**

The **offering**, of **up to Rs. 4,500 crore (US$ 1 billion), will be at a premium to the domestic market price**, and will be in one or more tranches, as may be appropriate.

The proposed GDR/ADR programme **relates only to existing shares,** and **will not result in any increase** in the outstanding **share capital.**

The **equity share capital** of RCOVL post the already announced reorganization, **will remain unchanged at Rs 1,022 crore** (US$ 228 million), comprising approximately 204 crore shares of Rs. 5 each.

The GDR/ADR programme will be in accordance with applicable guidelines, and will be subject to all necessary sanctions and approvals, including approval of shareholders.

The present market capitalisation of the Company (based on the post reorganisation equity share capital) is approx. Rs. 70,000 crore (over US$ 15 billion).

Background

Reliance Communication Ventures Limited is part of Reliance – Anil Dhirubhai Ambani Group.

RCVL is India's largest integrated communications service provider in the private sector with over 21 million individual consumer, enterprise, and carrier customers as at March 31, 2006. We operate pan-India across the full spectrum of wireless, wireline and long distance voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data, and internet services and submarine cable network infrastructure globally.

As presently constituted, RCVL was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited. Our shares were listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

MEDIA RELEASE

BOARD OF RELIANCE COMMUNICATIONS APPROVES PROPOSAL TO SPONSOR SECONDARY MARKET GDRs/ADRs

OFFERING OF UP TO Rs. 4,500 CRORE (US$ 1 BILLION) AT A PREMIUM TO DOMESTIC MARKET PRICE

OFFERING TO FINANCIAL/STRATEGIC INTERNATIONAL INVESTORS AND/OR RETAIL AND INSTITUTIONAL INVESTORS IN JAPAN

NO INCREASE IN EXISTING EQUITY SHARE CAPITAL

Mumbai, 5th May, 2006: The Board of Directors of Reliance Communications Ventures Limited today approved a **proposal to sponsor a secondary market offering of Global / American Depositary Receipts** (GDR/ADRs).

The proposed offering will enable **existing shareholders to offer their shareholdings** to:

- **Financial/Strategic international investors**
- **Retail / Institutional investors in Japan**

The **offering, of up to Rs. 4,500 crore (US$ 1 billion), will be at a premium to the domestic market price,** and will be in one or more tranches, as may be appropriate.

The proposed GDR/ADR programme **relates only to existing shares,** and **will not result in any increase** in the outstanding **share capital.**

The **equity share capital** of RCOVL post the already announced reorganization, **will remain unchanged at Rs 1,022 crore** (US$ 228 million), comprising approximately 204 crore shares of Rs. 5 each.

The GDR/ADR programme will be in accordance with applicable guidelines, and will be subject to all necessary sanctions and approvals, including approval of shareholders.

The present market capitalisation of the Company (based on the post reorganisation equity share capital) is approx. Rs. 70,000 crore (over US$ 15 billion).

Background

Reliance Communication Ventures Limited is part of Reliance – Anil Dhirubhai Ambani Group.

RCVL is India's largest integrated communications service provider in the private sector with over 21 million individual consumer, enterprise, and carrier customers as at March 31, 2006. We operate pan-India across the full spectrum of wireless, wireline and long distance voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data, and internet services and submarine cable network infrastructure globally.

As presently constituted, RCVL was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited. Our shares were listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SEC/004/May/2006-07

2nd May, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 3rd April 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules as per statement attached. A copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RECEIVED
2006 MAY 10 A 9:46

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement Clause 41	Submission of financial results immediately after meeting of the Board of Directors	Stock Exchanges	Immediately after Board meeting	Copy of the letter dated 30.04.06	Annexure -1
2	Stock Exchange Listing Agreement	Submission of Media release and proforma consolidated unaudited financial results for the quarter ended 31.03.2006	Stock Exchanges	Immediately	Copy of the letter dated 1.05.06	Annexure -2
3	Stock Exchange Listing Agreement	Report on proforma unaudited financial conditions, results of operation and cash flow of the Company for the quarter ended 31.03.2006	Stock Exchanges	Immediately	Copy of the letter dated 2.05.06	Annexure -3

Annexure-1

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/012/Apr/2006-07

April 30, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCVL

Dear Sir,

Sub: 1. Unaudited Financial Results for the quarter ended 31st March 2006.
2. Appointment of Independent Director
3. Reclassification of Authorised Capital

1. Pursuant to Clause 41 of the Listing Agreement, we enclose herewith unaudited financial results of the Company for the quarter ended 31st March 2006 taken on record by the Board of Directors at its meting held on 30th April, 2006.

2. The Board of Directors of the Company has appointed Shri Deepak Shourie as Independent Director of the Company. Shri Deepak Shourie has more than 37 years' exposure with an emphasis on Media, Consumer goods, and Corporate affairs. He is presently holding the position of EVP and Managing Director of Discovery Communication India.

3. The Board of Directors also approved the reclassification of Authorised Share Capital by reclassifying 100 crore unclassified shares of Rs. 5 each into equity shares of Rs. 5 each. The Authorised Share Capital of the Company now is Rs. 1500 crore consisting of 300 crore equity shares of Rs. 5 each.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above.

Reliance Communication Ventures Limited

Reliance - Anil Dhirubhai Ambani Group

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results for the Quarter ended 31st March, 2006

(Rs. In Crore - Except earnings per share)

Sr. No.	Particulars	Quarter ended 31-Mar-06 (Unaudited)	Quarter ended 31-Mar-05 (Unaudited)	Year ended 31-Dec-05 (Nine Months Audited)
1	Income			
	a) Interest	57.22		6.79
	b) Rent Income	4.85		6.47
	c) Other Income	0.49		
	Total Income	62.56		13.26
2	Total expenditure			
	a) Staff cost	0.51		1.11
	b) Advertisement expenses	14.56		-
	c) Postage expenses	3.14		-
	d) Operating, general and other administration expenses	1.69		0.56
	e) Interest	24.69		-
3	Depreciation	2.02		2.74
4	Profit before tax (1-2-3)	15.95		8.85
5	Provision for tax			
	Current tax	0.27		2.57
	Deferred tax	0.51		0.63
6	Net profit after tax (4-5)	15.17		5.65
7	Paid-up share capital			
	Equity shares of Rs 5 each (for 31st March, 2005 Rs. 10 each)	611.57	0.01	0.05
8	Reserves excluding revaluation reserves			14 783.43
9	Earnings Per Share			
	Basic (Rs.)	0.17	-	849.62
	Diluted (Rs.)	0.17	-	0.10

NOTES

1. 122 31 30 422 equity shares of Rs. 5 each fully paid up were allotted on 27th January, 2006 to the shareholders of Reliance Industries Limited (RIL) (except the specified shareholders)and 1 00 000 equity shares of Rs. 5 each fully paid up have been cancelled pursuant to the Scheme of Demerger between the Company with RIL sanctioned by the High Court of Judicature at Bombay.

2. Figures for the current year incorporate the transactions specified in the Scheme of demerger of RIL, which has vested with the Company, and are therefore not comparable with those of the previous year, which is of the period of nine months. This is the first quarterly financial results of the Company since the listing of the equity shares of the Company at Bombay Stock Exchange and the National Stock Exchange of India Limited with effect from 6th march, 2006.

3. Since the Company was in pre-operative stage as at March 31, 2005, profit and loss account was not prepared for that period. Hence the figures relating to the quarter ending March 31, 2005 are also not comparable.

4. The Board of Directors of the Company at its meeting held on March 12, 2006 approved a Scheme of Amalgamation and Arrangement (SoAA) for the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercials Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited with the Company and respective shareholders and creditors. The proposed Scheme also provides for the demerger of the Network division of Reliance Communication Infrastructure Limited and vesting the same with the Company. The Scheme will be subject to all necessary permissions, sanctions and approvals, including inter-alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities, etc.

5. The Company has made an international offering of Foreign Currency Convertible Bonds (FCCB) for US $ 500 Million having maturity period of 5 years and 1 day and the conversion price will be Rs. 480.68 per share, representing a premium of 50% to the closing price of the shares on March 21, 2006. The FCCB will be issued and alloted on May 9, 2006. In the event the FCCBs are fully converted into equity shares, the equity share capital of the Company would increase by approx. 4.62 crore equity shares of Rs. 5 each.

6. Six Complaints were received from the Investors during the quarter, out of which one complaint was resolved. Five Complaints were pending as on March 31, 2006, which have been resolved by April 3, 2006.

7. There are no reportable segment under Accounting Standard 17 (Segment Reporting) issued by Institute of Chartered Accountants of India.

8. The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subject to "Limited Review" by the Auditors of the Company for the quarter ended 31st March, 2006.

9. After review by the Audit Committee, the Board of Directors of the Company took the above results on record at their meeting held on April 30, 2006.

Place: Mumbai

Date: 30th April,2006

for Reliance Communication Ventures Limited

Anil D. Ambani
Chairman

Annexure-2.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/012/May/2006-07

May 01, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: Proforma Consolidated Financial Results of the Company for the year ended 31st March 2006

Further to the un-audited financial results of the Company for the quarter ended March 31, 2006, furnished vide our letter dated April 30, 2006, the Company, as a measure of transparency and good corporate governance in the interests of its over 20 lakh shareholders, has prepared Proforma Consolidated Financial Results, for the year ended 31st March 2006 on the basis of the proposed Scheme of Reorganisation, considering as if the same is already in force and had been in force throughout the year April 01, 2005 to March 31, 2006.

The said Proforma Consolidated Financial Results comprise financial results, inter alia of the key operating companies viz. Reliance Infocomm Limited, Reliance Telecom Limited and Reliance Communication Infrastructure Limited.

A copy of Media Release issued by the Company in this regard is enclosed.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above.

Reliance
Anil Dhirubhai Ambani Group

Media Release

RELIANCE COMMUNICATIONS VENTURES LTD. ANNOUNCES PROFORMA CONSOLIDATED Q3 FINANCIALS

REVENUES OF Rs 3,327 CRORE (US$ 749 MILLION)

EBITDA OF Rs 848 CRORE (US$ 190 MILLION)

CASH PROFIT OF Rs 720 CRORE (US$ 162 MILLION)

NET PROFIT OF Rs 310 CRORE (US$ 70 MILLION)

Mumbai, February 21, 2006: Reliance Communications Ventures Ltd. (RCVL), one of the four Reliance – Anil Dhirubhai Ambani Group companies formed on the reorganization of the Reliance group, today announced unaudited proforma consolidated results for the latest quarter ended December 31, 2005.

The highlights of financial performance are:

- **Total revenues of Rs 3,327 crore (US$ 749 million)**
- **EBITDA of Rs 848 crore (US$ 190 million)**
- **Cash profit of Rs 720 crore (US$ 162 million)**
- **Net profit of Rs 310 crore (US$ 70 million)**

The net profit of Rs. 310 crore (US$ 70 million) for Q3 ended December 31, 2005, compares with a net loss of Rs. 250 crore (US$ 56 million) for Q1 ended June 30, 2005, being the period prior to the announcement of restructuring and demerger of the Reliance group.

These proforma numbers are based on financial performance of all companies in the RCVL group, including inter alia Reliance Infocomm Ltd., Reliance Communications Infrastructure Ltd., FLAG Telecom, and Reliance Telecom (prior to adjustment for minority interests).

As the company was not in existence in the financial year 2004-05, there are no comparable figures for the preceding year.

RCVL is not yet a listed company, and to that extent, disclosure of quarterly financial results is statutorily not required to be made.

Media Release

Reliance
Anil Dhirubhai Ambani Group

This disclosure is voluntarily being made to uphold the highest standards of transparency and corporate governance, for the benefit of over 20 lakh Reliance investors, who have become RCVL shareholders, as a result of the scheme of arrangement of Reliance Industries Ltd. (RIL) approved by the Hon'ble High Court of Judicature at Bombay in December 2005.

As already announced, RCVL is expected to be listed on the BSE and NSE in the week beginning March 6, 2006, subject to regulatory and other approvals.

Proforma Consolidated Results of RCVL:

(in Rs crore)

	Q1 FY06	Q2 FY06	Q3 FY06
Total Revenues	**2,540**	**2,787**	**3,327**
Access and IUC	714	819	832
Total Operating Expenses	1,518	1,390	1,449
Licence Fee	141	162	198
Total Cost	2,373	2,371	2,479
EBITDA	**167**	**416**	**848**
Net Interest	35	54	128
Depreciation & Amortisation	376	379	398
Cash Profit from Operations	132	362	720
PBT	**-244**	**-17**	**322**
Tax	6	1	12
PAT	**-250**	**-18**	**310**

Media Release

RELIANCE COMMUNICATIONS ANNOUNCES PROFORMA CONSOLIDATED RESULTS FOR QUARTER ENDED MARCH 31, 2006

EBITDA OF RS 1,042 CRORE (US$ 234 MILLION) – AN INCREASE OF 23% OVER THE PREVIOUS QUARTER ENDED DECEMBER 31, 2005

EBITDA MARGIN RISES FROM 28% TO 35% SEQUENTIALLY QUARTERS

NET PROFIT OF RS 440 CRORE BEFORE EXTRAORDINARIES (US$ 99 MILLION) – AN INCREASE OF 42% OVER THE PREVIOUS QUARTER

REVENUES OF RS 2,970 CRORE (US$ 668 MILLION) FOR THE QUARTER

CONTINUATION OF STRONG GROWTH TREND IN PROFITABILITY ACROSS WIRELESS, GLOBAL, AND BROADBAND BUSINESSES

NET WORTH OF RS 11,742 CRORE (US$ 2,639 MILLION)

NET DEBT OF RS 3,293 CRORE (US$ 740 MILLION) – NET DEBT TO EQUITY RATIO AT A CONSERVATIVE 0.28:1

MARKET CAPITALIZATON (POST REORGANIZATION) OF RS 65,000 CRORE (NEARLY US$ 15 BILLION)

RELIANCE COMMUNICATIONS TO BE PART OF THE SENSEX, FROM JUNE 12, 2006

Mumbai, May 01, 2006: Reliance Communications Ventures Limited (RCVL), one of the four Reliance – Anil Dhirubhai Ambani Group companies formed on the reorganization of the Reliance Group, today announced unaudited proforma consolidated financial results for the quarter ended March 31, 2006.

The highlights of financial performance are:

- **EBITDA of Rs 1,042 crore** (US$ 234 million), **growth of 23%** over the previous quarter ended December 31, 2005
- **EBITDA margin rises from 28% to 35% sequentially**
- **Net Profit of Rs 440 crore** (US$ 99 million) prior to extraordinaries, **growth of 42%** over the previous quarter
- **Total Assets of nearly Rs 26,000 crore** (US$ 5,845 million)
- **Net Worth of Rs 11,742 crore** (US$ 2,639 million) as at March 31, 2006
- **Net Debt of Rs 3,293 crore (US$ 740 million)** as at March 31, 2006

The proforma consolidated financial results relate to RCVL and its operating companies, including inter alia Reliance Infocomm Limited (RIC), Reliance Communications Infrastructure Limited (RCIL), Reliance Telecom Limited (RTL), and FLAG Telecom Limited (FLAG).

In the interests of better disclosure, and to assist investors in understanding overall performance of RCVL, the proforma numbers have been prepared as if the proposed corporate reorganization (previously announced) had been implemented for the quarter.

The proforma numbers are based on a prudent and conservative accounting methodology, whereby revenues during the quarter from Lifetime Free Incoming plans have been deferred over a period of 46 to 65 months.

Commenting on the results, **Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Ventures Limited** said:

"Reliance Communications – India's youngest, fastest, largest communications company – maintained its market leadership, with product offerings best suited to the requirements of millions of customers across all segments and in each and every service area.

Our Wireless business achieved the highest ever acquisitions of 3.2 million customers in a single quarter, with our total base crossing a record 20 million customers as at March 31, 2006 – India's largest wireless customer base.

The EBITDA margin of the Wireless business expanded from 32% to 36%, led by record customer acquisitions, economies of scale, cost efficiencies and productivity gains.

Increased volumes in long distance voice and international data, combined with cost efficiencies, resulted in an expansion in EBIDTA margins of our Global business from 15% to 19%.

The Broadband business achieved revenue growth of 54%, and strong EBITDA margin expansion from 20% to 31% sequentially.

I am delighted that, with the listing of Reliance Communications during the quarter, our over 2 million investors now have the opportunity to directly participate in the Company's growth and value creation."

Youngest, Fastest, Largest

- First to achieve the **milestone of 1 million net additional wireless customers** in a single month in December 2005
- Sustained this growth rate by acquiring **over 1 million net additional wireless customer in three consecutive months - January, February, and March 2006**
- Changed the game in wireless customer acquisition with a slew of promotions **bundling high levels of talktime and messaging with a range of colour and black and white handsets at different price points**

- **First and only operator to extend the "Lifetime Free Incoming" scheme to pre-paid fixed wireless customers**, after having pioneered and developed the incoming-only segment for pre-paid mobile customers

- **Innovated "Lifetime Rental Free" plans** for post paid mobile and fixed wireless customers

- **Broke the Circle barrier with pioneering launch of "One Nation, One Tariff"** flat rate national long distance schemes on January 1, 2006

- Changed the way consumers perceive and use long distance call services by making **"One Nation, One Tariff" plans available with unique daily, weekly, and monthly validity and Reliance to Reliance pricing for our customer community**

- **Slashed international long distance tariffs by 45% to 69%** for calls to various countries, including the United States, Canada, Europe and Middle East

- **First operator globally to introduce seamless inter-standard international roaming facilities**, "One World, One Number", on over 350 CDMA and GSM networks globally

- **Reliance World in Hindi now available on our over 10 million multimedia-enabled handsets** – first operator globally to offer wireless multimedia services in more than one language script on the same handset

- **Unique premiere of a TV channel on a wireless multimedia platform** – TIMES NOW English news channel launched on Reliance World even before the channel was available to TV viewers over cable networks

- **E-Learning through Reliance WebWorld** – XLRI, Jamshedpur, one of Asia's leading HR institutes, launched a package of e-learning programs using our state-of-the-art video conferencing facilities to reach out to students across multiple locations on a real time basis

- In a significant milestone for our enterprise broadband services, we will **activate online 122 GE Money locations through one of the largest IP-VPN implementations in India**

- **Star Indian cricketer, Mahendra Singh Dhoni, appointed our brand ambassador.** We will use Dhoni's mass appeal to herald an enhanced customer experience across our existing products and a new and exciting product range in future

Business Review

- **Wireless**

We achieved a record quarter for customer growth – more than 1 million additions every month.

Our All India market share of additional customers was 21%, the highest of any operator.

Our success in customer acquisition reflects the popularity of our innovative promotions and schemes. We have changed the game by offering a slew of promotions bundling high

levels of talktime and messaging with a range of competitively priced handsets and by introducing the first "One India" schemes with different validities.

Our Wireless operating division achieved highest ever customer acquisitions of 3.2 million in the fourth quarter. At March 31, 2006, we had 20.2 million wireless subscribers. The EBITDA margin of Wireless increased from 32% to 36% in sequential quarters.

- **Global**

Record growth in our wireless and wireline customer base led to a significant increase in total long distance business. Our 100% owned subsidiary FLAG had a record quarter for new data business. **Increased volumes in voice and data, combined with cost efficiencies, resulted in an increase in EBITDA margin of Global from 15% to 19% in sequential quarters.**

- **Broadband**

Broadband experienced the highest percentage revenue growth among all three operating divisions. Our comprehensive product portfolio allowed us to make significant in-roads into key accounts, both as first time and repeat order customers and in broadening our SME customer base.

Broadband achieved revenue growth of 54% sequentially, and an EBITDA margin expansion from 20% to 31%.

Financial Review

Driven by strong customer acquisition performance and cost efficiencies, we achieved significant growth in profitability.

EBITDA before extraordinary items increased by 23% from Rs 848 crore (US$ 191 million) to Rs 1,042 crore (US$ 234 million) sequentially.

Profit after tax, prior to extraordinaries, increased by 42% from Rs 310 crore (US$ 70 million) to Rs 440 crore (US$ 99 million) sequentially.

As at March 31, 2006, the net worth of the company stood at Rs 11,742 crore (US$ 2,639 million), the highest net worth of any private sector telecom services company in India.

Our net debt stood at Rs 3,293 crore (US$ 740 million), reflecting a net debt to equity ratio of 0.28:1, and providing a strong platform for leveraging our balance sheet to raise resources for our future growth plans. At a conservative net debt to equity ratio of 1:1, we have capacity to add over Rs 8,000 crore (US$ 1.8 billion) of leverage on our balance sheet.

The market capitalization of RCVL as at April 29, 2006, based on equity capital post reorganization, was Rs 65,000 crore (nearly US$ 15 billion).

RCVL will be included in the benchmark index, the BSE Sensex, from June 12, 2006.

Mobilisation of Resources

RCVL has raised Rs 2,224 Crore (US$ 500 million) through issue of Foreign Currency Convertible Bonds (FCCBs) during the quarter, on extremely competitive terms.

The FCCBs carry a conversion price of Rs 480.68 per share, representing a premium of 50% to the closing share price of RCVL share on March 21, 2006.

The Bonds have a maturity period of 5 years and 1 day, and are Zero Coupon FCCBs, with a Yield To Maturity (YTM) of 4.65% per annum – representing pricing of LIBOR less 50 basis points on date of issue.

In the event the FCCBs are fully converted into equity, the share capital of RCVL would increase by approximately 4.62 crore equity shares of Rs 5 each only, which is barely 2% of fully diluted equity share capital post the recently announced corporate reorganization.

Corporate Restructuring

Under the ownership structure resulting from the demerger and vesting, RCVL did not own a majority stake in any of its principal operating companies. This legacy structure, arising from the period prior to the reorganisation of the Reliance group, had significant drawbacks.

As previously announced, on March 12, 2006 the Board of RCVL approved a reorganization whereby RIC will be merged fully with RCVL and become an operating division, RCIL, RTL and FLAG Telecom, will become wholly-owned direct subsidiaries of RCVL. The reorganization will be effected by way of an exchange of shares under a scheme of arrangement and does not involve any cash transactions. The merger formalities are currently underway and are expected to be completed by the end of the third quarter of the current financial year.

* * * * *

Background

Reliance Communication Ventures Limited is part of the Reliance – Anil Dhirubhai Ambani Group.

RCVL is India's largest integrated communications service provider in the private sector with over 21 million individual consumer, enterprise, and carrier customers as at March 31, 2006. We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

As presently constituted, RCVL was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited. Our shares were listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

For further information please contact:

Mumbai

Deepak Neogi, (Ph) +91 22 3038 5104, (M) 9322400550

Biju Matthew, (Ph) +91 22 3038 5145, (M) 9322815609

Sandeep Sawant, (Ph) +91 22 3038 5131, (M) 9323646891

Manish Mallick, (Ph) +91 22 3038 5132, (M) 9324522408

Delhi

Indira Das, (Ph) +91 11 3033 2633, (M) 9312206536

Piyush Gupta, (Ph) +91 11 30332847, (M) 9313141617

Kolkata

Ashoke Mukherjee, (Ph) +91 33 3033 1547, (M) 9331094590

Bangalore

Manjunatha Seetharam, (Ph) +91 80 3061 3194, (M) 9341276562

Annexure - 3

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SE/002/May/2006-07

May 02, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Report on the Proforma Unaudited Financial Condition, Results of Operations, and Cash Flows of the Company for the quarter ended March 31, 2006**

We enclose herewith a report on the proforma Unaudited financial condition, results of operations and cash follows of the Company for the quarter ended 31st March 2006.

Kindly inform your members accordingly.

Thanking You.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above

Report on the Proforma Unaudited Financial Condition, Results of Operations, and Cash Flows for the Quarter ended March 31, 2006

Reliance Communication Ventures Limited

(Incorporated as a Private Limited Company on July 15, 2004 under the Companies Act, 1956 as Reliance Infrastructure Developers Private Limited, status changed to Public Limited Company on July 25, 2005, and name changed to Reliance Communication Ventures Limited with effect from August 3, 2005)

Registered office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai – 400 710

"Youngest, Fastest, Largest"

May 2, 2006

Supplemental Disclosures

Safe Harbour

Some information in this report may contain forward-looking statements. We have based these forward-looking statements on our current beliefs, expectations, and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as "believe", "plan", "anticipate", "continue", "estimate", "expect", "may", "will" or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and the actual results could be material depending on the circumstances. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only of the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere may or may not occur and has to be read and understood along with this supplemental disclosure.

General Risk

Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of the Company unless they can afford to take the risk of losing their investment. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.

Convenience Translation

All references in this report to "Rs" are to Indian Rupees and all references herein to "US$" are to United States dollars.

We publish our financial statements in India Rupees, the legal currency of the Republic of India. All amounts translated into United States dollars in this report are provided solely for the convenience of the reader, and no representation is made that the Indian Rupee or United States dollar amounts referred to herein could have been or could be converted into United States dollars or Indian Rupees respectively, as the case may be, at any particular rate, the rate stated below, or at all.

All translations from Indian Rupees to United States dollars herein were made, unless otherwise indicated, using the rate of Rs 44.48 = US$ 1.00, the noon buying rate as announced by the Federal Reserve Bank of New York on March 31, 2006.

Others

In this report, the terms "we", "us", "our", "RCVL" or "the Company", unless otherwise specified or the context otherwise implies, refer to Reliance Communication Ventures Limited ("RCVL") and its affiliates, including, inter alia, Reliance Infocomm Limited ("RIC"), Reliance Communications Infrastructure Limited ("RCIL"), Reliance Telecom Limited ("RTL") and FLAG Telecom Limited ("FLAG"). Further abbreviations are defined within this report.

Any discrepancies in any table between total and sums of the amounts listed are due to rounding off.

Disclaimer

This communication does not constitute an offer of securities for sale in the United States. Securities may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of securities to be made in the United States will be made by means of a prospectus and will contain detailed information about the Company and its management, as well as financial statements.

TABLE OF CONTENTS

1. Overview

1.1. Introduction

Reliance Communication Ventures Limited ("RCVL" or "the Company") is India's largest integrated communications service provider in the private sector with over 21 million individual, enterprise, and carrier customers as at March 31, 2006.

We operate pan-India across the full spectrum of wireless, wireline, and long distance, voice, data, video and internet communication services. We also have an extensive international presence through the provision of long distance voice, data and internet services and submarine cable network infrastructure globally.

As presently constituted, RCVL was formed by the demerger and vesting of the telecommunications undertakings of Reliance Industries Limited ("RIL"). The demerger and vesting became effective on December 21, 2005 and our shares listed in India on the Bombay Stock Exchange and National Stock Exchange on March 6, 2006.

1.2. Strategic Business Units

The business of RCVL is organized into three strategic customer-facing business units: Wireless, Global, and Broadband. In addition, RCVL is engaged in the marketing and distribution of wireless handsets. Our strategic business units are supported by our fully integrated, state-of-the-art network and operations platform and by the largest retail distribution and customer service facilities of any communications service provider in India.

1.2.1. Wireless

We offer CDMA and GSM based wireless services, including mobile and fixed wireless voice, data, and value added services for individual consumers and enterprises. Our primary brands are Reliance Mobile for the mobile portfolio of services and Reliance Hello for the fixed wireless portfolio of services. Our voice services comprise both local, and national and international long distance calling. Our data services comprise wireless multimedia over the "click, browse, and select" Reliance World platform, wireless internet access (Reliance Connect), and wireless data VPNs for connecting devices such as point-of-sale and ATM terminals. We also offer public calling office ("PCO") and coin collection box services over our wireless network to independent retail operators of such facilities.

Our presence in the wireless market increased significantly with the commercial launch nationwide of our CDMA based services in mid-2003. Within three years, we have become the largest provider of wireless communication services in the country, as measured by total wireless customers, voice minutes of use, and data minutes of use. As at March 31, 2006, we had 20.2 million wireless customers in aggregate, representing a 21% market share of the All India wireless market. We had the largest in-service base of multimedia-enabled handsets and the largest number of users of such services (6.4 million customers). In addition, we are the largest PCO operator in the private sector with a 48% market share (at December 31, 2005).

1.2.2. Global

We offer national and international long distance calling services. We operate this business unit primarily on a wholesale basis, offering carriage and termination to other carriers as well as on an inter segment basis to other business units of RCVL. In overseas markets, we offer a retail virtual calling card service for calls to India (Reliance India*Call*). This service is currently active in the United States, Canada, and the United Kingdom.

We entered the long distance market in India in mid-2003, and have become the largest carrier of international voice minutes, with an estimated 46% market share. In addition, we have around 550,000 active customers for our Reliance India*Call* service, with usage accounting for around 40% of total retail market calls from the United States to India.

We offer national and international (submarine cable) network infrastructure on both an Indefeasible Right of Use ("IRU") and leased circuit basis, internet bandwidth, and managed data services to other carriers and enterprises globally. We own and operate through FLAG one of the largest private submarine cable systems in the World, directly connecting to 28 countries from the East coast of the United States, to Europe, the Middle East, India, South and East Asia, through to Japan. We are currently constructing the FALCON cable system which will directly connect 12 countries in the Gulf region and North Africa to Europe and Asia. FLAG and FALCON provide unique on-net global connectivity and our long term customers include more than 200 global carriers and more than 400 enterprises. Through FLAG and FALCON, we are the largest provider of international bandwidth in the Middle East and Asia and ownership of these assets further allows us to leverage our strengths in the Indian market.

1.2.3. Broadband

We offer the most complete portfolio of enterprise voice, data, video, internet and IT infrastructure services of any operator in India. These services range from national and international leased circuits, broadband internet access, audio and video conferencing, through to high value-added solutions such as MPLS-VPN, Centrex, and managed internet data centre ("IDC") services.

We launched our enterprise broadband services in the first half of 2005, focusing initially on the top 30 cities in India. In these cities, we are leveraging our existing metro fibre optic networks to establish direct building connectivity on-net. We currently have over 100,000 buildings directly connected to our network and over 250,000 access lines. Our primary building access technology is metro Ethernet LAN over high grade copper cables, which offers performance and cost advantages versus other access technologies in areas with high service potential. In cities where we are not currently providing wireline direct building connectivity, we have selectively deployed wireless LMDS to access targeted buildings in accordance with our customers requirements.

We have established an enterprise customer base that includes many of the largest Indian enterprises and MNCs and are expanding rapidly in the SME segment. We are already the market leader in IDC services with an estimated 50% market share and are a leading provider of MPLS-VPN and Centrex solutions.

In the consumer segment, we offer feature rich fixed line phone services and broadband internet access services with unique speed select. Our consumer roll out to date has been predominantly in the same areas where we have activated our enterprise services. Our consumer and enterprise broadband services ride on the same access and core networks. In addition to our current consumer product offerings, we are trialling IPTV services in more than 10,000 premises and plan full commercial launch later in the current financial year.

1.3. Network and Operating Facilities

Our CDMA wireless service operates nationwide, while our GSM wireless service operates in 7 licensed service areas ("Circles") in Eastern and Central India. Our wireless network covers 3,824 census towns and 242,814 non-census towns and villages, and has capacity for 30 million customers. We believe that this is the largest wireless network in India in terms of coverage and capacity. CDMA-2000 1xRTT technology is deployed throughout our CDMA network nationwide, offering bandwidth of 144 Kbps.

Our national inter-city long distance network is the largest next generation network in India, with over 60,000 route kilometres of ducted fibre optic cables. In addition, we have over 20,000 route kilometres of metro ducted fibre optic cables installed in the leading cities in India. The entire national and metro fibre optic backbone network is deployed in a ring and mesh architecture and is MPLS enabled. In addition, we have over 200,000 sq. ft. of IDC capacity in multiple locations. The entire range of our products and services is enabled by streamlined, fully integrated, flow through operating and business support systems. These facilities provide us with by far the most superior platform in India for offering bandwidth intensive, feature rich, converged services and solutions for consumers, enterprises, and carrier customers with virtually limitless scalability.

Our national networks are integrated with our international networks – the 54,000 route kilometres FLAG cable systems and the 11,500 route kilometres FALCON cable system which is currently under construction. All networks are primarily controlled from one of the World's most advanced network operation centres at our headquarters in Navi Mumbai.

Our consumer and SME offerings are supported by one of the most extensive and powerful distribution networks in India with throughput capacity for 20 million handsets per annum. The backbone of our retail presence is over 1,500 owned and operated Reliance WebWorld stores with a presence in around 700 Indian cities. These stores offer customer activation and after sales service and also operate as broadband experience centres offering a range of broadband internet and video conferencing applications. Our customer service is further supported by over 6,000 seat multi-lingual contact centre facilities.

1.4. Principal Operating Companies

RCVL currently holds direct investments in three principal operating companies: Reliance Infocomm Limited ("RIC"), Reliance Communications Infrastructure Limited ("RCIL), and Reliance Telecom Limited ("RTL"). The activities and assets of each of these companies and their respective subsidiaries are summarized below.

RIC provides CDMA-based wireless, wireline, and long distance services in India and overseas. RIC also owns FLAG Telecom Limited ("FLAG") which provides international connectivity services and infrastructure. Its major assets are the CDMA wireless network, the Reliance WebWorld retail chain, the contact centres, and the FLAG and FALCON submarine cable systems.

RCIL provides wireless multimedia (Reliance World) and internet access (Reliance Connect) services to customers of RIC. It also undertakes wireless handset distribution and marketing, IDC services, and provision of network IRUs within India. Its major assets include the national long distance and metro fibre optic networks and IDC facilities. National and metro fibre is utilized by RIC under a long term IRU agreement with RCIL.

RTL provides GSM-based wireless services in 7 Circles and owns the GSM wireless network. Part of the passive infrastructure of RTL is shared by RIC in common service areas.

1.5. Proposed Corporate Reorganization

Under the ownership structure resulting from the demerger and vesting, RCVL does not own a majority stake in any of its principal operating companies. This legacy structure has significant drawbacks. Accordingly, on March 12, 2006, the Board of RCVL approved a reorganization whereby RIC will be merged fully with RCVL and become an operating division, and RCIL and RTL will become wholly-owned direct subsidiaries of RCVL. In addition, RCVL will acquire the Dhirubhai Ambani Knowledge City and other valuable properties used in its businesses. The reorganization will be effected by way of an exchange of shares under a scheme of arrangement and does not involve any cash transactions.

Pending full approval and implementation of the proposed corporate reorganization, we are publishing proforma consolidated financial statements to enable shareholders to gain a better understanding of RCVL. The proforma consolidated financial statements have been prepared as if the proposed corporate reorganization had already been completed.

2. Financial Highlights

Unaudited proforma financial results for the quarter ended March 31, 2006 as per Indian GAAP. The previous quarter figures have been reworked, regrouped, rearranged and reclassified, wherever required. An explanation of the basis of presentation is set out in Section 5 of this report and detailed proforma financial statements are set out in Section 6 of this report. In the tables below, "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006 and "Qtr ended 31/12/05" refers to the three month period ended December 31, 2005. Exchange rate for conversion of Indian Rupees to United States dollars is Rs 44.48 = US$ 1.00 for the periods shown, being the noon buying rate as announced by the Federal Reserve Bank of New York on March 31, 2006.

2.1. Summarized Proforma Consolidated Statement of Operations

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Total revenue	29,910	29,704	0%
EBITDA	8,480	10,422	*23%*
Cash profit from operations	7,080	9,486	*34%*
Profit before tax	3,220	4,541	*41%*
Net profit	3,100	4,029	*30%*
EBITDA margin (%)	*28.4%*	*35.1%*	

(US$ Million)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Total revenue	672	668	*0%*
EBITDA	191	234	*23%*
Cash profit from operations	159	213	*34%*
Profit before tax	72	102	*41%*
Net profit	70	91	*30%*

Note: Profit before tax is before an extraordinary item of Rs 374 million in quarter ended March 31, 2006 related to employee restructuring costs.

2.2. Summarized Proforma Consolidated Balance Sheet

(Rs Million, except ratios)

Particulars	As at 31/3/06
Assets	
Net fixed assets, including capital work-in-progress	214,263
Investments	121
Current assets, loans and advances	45,316
Total assets	**259,700**
Liabilities and stockholders equity	
Total current liabilities and provisions	109,247
Net debt	32,938
Total liabilities	**142,184**
Total stockholders equity	117,515
Total liabilities and stockholders equity	**259,700**
Net debt to EBITDA (LQA) (x)	*0.79*
Net debt to stockholders equity (x)	*0.28*
Book value per equity share (Rs)	*35.96*

Note: LQA – Last quarter (quarter ended March 31, 2006) annualized.

(US$ Million)

Particulars	As at 31/3/06
Assets	
Net fixed assets, including capital work in progress	4,817
Investments	3
Current assets, loans and advances	1,019
Total assets	**5,839**
Liabilities and stockholders equity	
Total current liabilities and provisions	2,456
Net debt	741
Total liabilities	**3,197**
Total stockholders equity	2,642
Total liabilities and stockholders equity	**5,839**

2.3. Summarized Proforma Statement of Operations by Business Segment

2.3.1. Wireless

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Gross revenue	19,807	21,200	*7%*
Net revenue	11,521	12,645	*10%*
EBITDA	6,364	7,571	*19%*
EBITDA margin (%)	*32.1%*	*35.7%*	

2.3.2. Global

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Gross revenue	13,910	14,158	*2%*
Net revenue	5,983	7,184	*20%*
EBITDA	2,113	2,632	*25%*
EBITDA margin (%)	*15.2%*	*18.6%*	

2.3.3. Broadband

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Gross revenue	1,270	1,948	*53%*
Net revenue	1,013	1,685	*66%*
EBITDA	250	606	*143%*
EBITDA margin (%)	*19.7%*	*31.1%*	

2.3.4. Others

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06	Q-on-Q Growth (%)
Other income	1,103	440	*-60%*
Other expenses	(523)	(236)	*-55%*
EBITDA	580	*204*	*-65%*

Note: "Net revenue" in 2.3.1, 2.3.2, and 2.3.3 above represents gross segment revenue less license fees and access charges. "Other income" in 2.3.4 above represents revenue earned from operating activities not included in segments (as defined). "Other expenses" represents expenses related to such activities and unallocated corporate expenses.

2.4. Contribution to Revenue by Business Segment

(Rs Million, except ratios)

Segment	Qtr ended 31/12/05		Qtr ended 31/3/06	
	Revenue	% of Total	Revenue	% of Total
Wireless	19,807	55%	21,200	56%
Global	13,910	39%	14,158	38%
Broadband	1,270	4%	1,948	5%
Others	1,103	3%	440	1%
Sub Total	**36,090**	**100%**	**37,746**	**100%**
Eliminations	*(6,180)*		*(8,042)*	
Total	**29,910**		**29,704**	

Note: "Others" comprises "Other income" as shown in 2.3.4 above.

2.5. Contribution to EBITDA by Business Segment

(Rs Million, except ratios)

Segment	Qtr ended 31/12/05		Qtr ended 31/3/06	
	EBITDA	% of Total	EBITDA	% of Total
Wireless	6,364	68%	7,571	69%
Global	2,113	23%	2,632	24%
Broadband	250	3%	606	5%
Others	580	6%	*204*	2%
Sub Total	**9,307**	**100%**	**11,013**	**100%**
Eliminations	*(827)*		*(591)*	
Total	**8,480**		**10,422**	

2.6. Investment in Projects by Business Segment

(Rs Million, except ratios)

Segment	Cumulative to 31/3/06	
	Rs Million	% of Total
Wireless	147,993	57%
Global	12,912	5%
Broadband	78,745	30%
Others	19,948	8%
Total	**259,597**	100%

Note: Investment in projects comprises gross fixed assets, intangible assets, capital work-in-progress, and unamortised one time entry fee paid.

3. Key Performance Indicators

The financial figures used for computing ARPU, SMS revenue, non-voice revenue, LD net revenue, and ARPL are based on Indian GAAP. Data used for computing wireless market share is derived from reports published by industry associations. Although we believe that such data is reliable, it has not been independently verified. Definitions of terms used in Key Performance Indicators are set in the Glossary in Section 8. "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006; "Qtr ended 31/12/05" refers to the three month period ended December 31, 2005; "Qtr ended 30/9/05" refers to the three month period ended September 30, 2005. The previous quarter figures have been reworked, regrouped, rearranged and reclassified, wherever required.

3.1. Wireless

Metric	Unit	Qtr ended 30/9/05	Qtr ended 31/12/05	Qtr ended 31/3/06
Circles operational	Nos	22	23	23
Towns covered (census)	Nos	3,545	3,684	3,824
Towns/villages covered (non-census)	Nos	219,453	235,971	242,814
Wireless customers	Nos	14,912,249	17,029,763	20,211,674
GSM Wireless	Nos	*1,576,079*	*1,651,129*	*1,904,028*
CDMA Wireless	Nos	*13,336,170*	*15,378,634*	*18,307,646*
Wireless market share (All India)	%	21.4%	20.9%	21.0%
Market share – wireless net adds	%	19.6%	18.3%	21.5%
Pre-paid as % of total wireless	%	77.3%	77.5%	79.3%
Pre-paid as % of wireless net adds	%	78.3%	79.2%	89.0%
Wireless ARPU	Rs/sub	417	410	375
Wireless net ARPU	Rs/sub	263	269	244
Wireless churn	%	1.8%	2.2%	2.1%
Total wireless minutes of use (MoU)	Bn mins	23.97	26.22	29.69
Wireless MoU per customer/month	Mins/sub	568	547	532
Wireless revenue per minute (RPM)	Rs/min	0.73	0.75	0.70
SMS revenue (% of ARPU)	%	1.4%	1.3%	1.7%
Non-voice revenue (% of ARPU)	%	6.0%	5.5%	6.1%
Wireless multimedia users	Nos mn	4.2	5.3	6.4
Wireless internet users	Nos	295,226	301,955	320,440

3.2. Global

Metric	Unit	Qtr ended 30/9/05	Qtr ended 31/12/05	Qtr ended 31/3/06
Total ILD minutes	Mn mins	1,082	1,183	1,188
Total NLD minutes	Mn mins	2,271	2,434	2,755
Long distance (LD) net RPM	Rs/min	0.62	0.69	0.77

3.3. Broadband

Metric	Unit	Qtr ended 30/9/05	Qtr ended 31/12/05	Qtr ended 31/3/06
Circles operational	Nos	18	18	18
Towns active (wireline only)	Nos	29	29	30
Access lines	'000	173	217	256
Net additions	'000	39	44	39
ARPL	Rs/line	2,150	2,386	2,341
Buildings directly connected	Nos	30,539	57,794	101,741

4. Management Discussion and Analysis

4.1. Key Corporate Developments

4.1.1. Listing of RCVL

Following successful completion of the demerger and vesting in Reliance Communication Ventures Limited ("RCVL") of the telecommunication undertakings of Reliance Industries Limited, the shares of RCVL were listed in India on the Bombay and National Stock Exchanges on March 6, 2006.

4.1.2. Proposed Corporate Reorganization

Under the ownership structure resulting from the demerger and vesting, RCVL does not own a majority stake in any of its three principal operating companies or other affiliates. The current ownership by RCVL of the principal operating companies is shown below:

Principal Operating Company	% Equity Shareholding
Reliance Infocomm Limited ("RIC")	45.34
Reliance Communications Infrastructure Limited ("RCIL")	45.00
Reliance Telecom Limited ("RTL")	35.60

Note: In addition, RCIL holds 45.71% of RIC. 100% of the preference shares of RTL were also vested in RCVL. The balance of the equity shareholdings in RIC, RCIL, and RTL are owned entirely by the Promoters of RCVL.

This legacy structure has significant drawbacks. As a pure holding company with no subsidiaries, RCVL may face issues with regard to resource mobilization, transparency, and valuations.

In order to address the situation, on March 12, 2006, the Board of RCVL approved a reorganization whereby RIC will be merged fully with RCVL and become an operating division, and RCIL and RTL will become wholly-owned direct subsidiaries of RCVL. In addition, RCVL will acquire the 134 acre Dhirubhai Ambani Knowledge City (DAKC) complex, and several other properties used in its businesses, which are currently privately owned.

The proposed corporate reorganization will be effected by way of an exchange of shares under a scheme of arrangement and does not involve any cash transactions. Under the terms of the proposed reorganization, 821.48 million new shares of Rs 5 each will be issued in exchange for the entire Promoters direct equity shareholdings in RIC, RCIL, and RTL and as consideration for the properties. We currently have 1223.13 million shares of Rs 5 each in issue.

Post reorganization, based on the shareholding pattern at March 31, 2006, the shareholding pattern of the Company will be as follows:

Category	% Shareholding
Domestic Institutions / Mutual Funds	5.45%
Foreign Investors – FIIs	14.99%
Foreign Investors – GDRs and others	15.62%
Reliance ADA Group	63.94%
Total	**100%**

The proposed corporate reorganization is subject to further approvals. The approvals process has been initiated. If fully approved, the proposed reorganization is expected to be implemented by 2Q FY07.

4.1.3. Resolutions Approved by Postal Ballot

Resolutions were approved by postal ballot of shareholders including, inter alia, an increase in the authorized share capital of the Company, issue of securities in the international markets, issue of securities under Employee Stock Option Scheme, and increase in limit of FIIs investment up to 74%.

4.1.4. FCCB issue

On March 22, 2006, RCVL announced the completion of an international offering of US$500 million of Foreign Currency Convertible Bonds ("FCCB"). The FCCBs have a conversion price of Rs 480.68 per share, representing a premium of 50% to the RCVL share price on March 21, 2006. The FCCBs have a maturity period of 5 years and 1 day and have a zero coupon. The FCCBs carry an annual yield to maturity of 4.65% which reflects extremely competitive pricing of LIBOR minus approximately 50 basis points at the date of issue. In the event the FCCBs are fully converted into equity, the share capital of the Company would increase by approximately 46.2 million equity shares of Rs 5 each, which would represent around 2% of our fully diluted equity share capital (proforma for the proposed corporate reorganization of RCVL).

4.1.5. "Youngest, Fastest, Largest"

- In December 2005, we were the first Indian wireless operator to achieve the milestone of 1 million net additional wireless customers in a single month. We sustained this rate of customer growth adding (net) more than 1 million wireless customers in January, February, and March 2006.

- Building on our reputation for unmatched value for money, RCVL launched a slew of promotions bundling high levels of talktime and messaging with a range of colour and black and white handsets. These bundles address those customers who have a high need for making outgoing calls. The ability to bundle attractively priced handset and service packages is enhanced by our powerful distribution and retailing network which is designed and equipped to handle both handset and service provision.

- Having pioneered and developed the incoming-only segment for pre-paid mobile customers in the past year, RCVL was the first and only operator to extend the "Lifetime Free Incoming" scheme to pre-paid fixed wireless customers. RCVL also innovated a "Lifetime Rental Free" plan for post paid mobile and fixed wireless customers.

- On January 1, 2006, RCVL broke the Circle barrier with the launch of India's first flat rate plans for national long distance calling. The plans, promoted as "One Nation, One Tariff", are changing the way consumers perceive and use long distance services and are available with unique daily, weekly, and monthly validity to best suit our customers' requirements. RCVL has further brought down the threshold for consumers to avail themselves of these plans through offering One Nation plans in lower denominations. In addition, we are leveraging the community effect of our customer base with unmatched One Nation tariffs for Reliance to Reliance calls. These highly competitive schemes are enabled by our superior national long distance network reach and capacity.

- On March 31, 2006, RCVL slashed ILD tariffs by 45% to 69% for calls to various countries, including the United States, Canada, Europe and Middle East. The rate change is spread across all plans and schemes under pre-paid and post paid categories, enabling RCVL customers to make the cheapest international calls from India.

- RCVL enhanced its international roaming facilities on over 350 CDMA and GSM networks with a seamless inter-standard international roaming service – "One World, One Number". With this service, RCVL CDMA customers will have a single number when roaming on CDMA and GSM networks, without having to resort to call forwarding when travelling from a CDMA network to a GSM network and vice versa.

- Enhancing our connection with the real India, hundreds of popular, every day use, applications on the "click, browse, and select" Reliance WebWorld platform are now available in Hindi language. All of our over 10 million multimedia enabled handsets in service are Hindi language capable. Customers can switch their own handsets to Hindi through a simple change of language settings in the handset menu.

- TIMES NOW, an urban 24 hour cutting edge English news channel operated by Times Group and Reuters was launched on our wireless multimedia platform, Reliance World, even before the channel was available to TV viewers over cable networks – a unique premiere on a wireless service.

- XLRI, Jamshedpur, one of Asia's leading HR institutes, tied up with Reliance WebWorld, to launch a package of e-learning programs using our state-of-the-art video conferencing facilities to reach out to students across multiple locations on a real time basis.

- In a significant milestone for our enterprise broadband services, RCVL and GE Money announced a multi-year agreement, whereby RCVL will become the network service provider for GE Money. As a part of this agreement, RCVL will initially network 122 GE locations on its pan-India MPLS fibre optic backbone enabling GE Money branches across India to be online. This deployment further re-enforces customer belief in our superior and scalable network infrastructure for critical business applications.

4.1.6. Appointment of Brand Ambassador

Star Indian cricketer and heart throb of millions, Mahendra Singh Dhoni, has been appointed brand ambassador for RCVL. He will endorse our products and services through advertising campaigns and other such promotional programs. We will use Dhoni's mass appeal to herald an enhanced customer experience across our existing products and a new and exciting product range in future.

4.2. Results of Operations for the Quarter ended March 31, 2006

4.2.1. RCVL (Proforma Consolidated)

Revenues

During the quarter ended March 31, 2006, the Company earned total revenues of Rs 29,704 million, compared with Rs 29,910 million in the prior quarter. Revenues from the wireless segment contributed 56% of total revenues before inter segment eliminations.

We adopted a prudent and conservative accounting methodology, whereby revenues during the quarter from lifetime free incoming and lifetime rental free plans have been deferred over periods of 46 to 65 months. Adding back deferred revenue under these schemes, our revenue for the quarter was Rs 30,892, growth of 3.3% over the prior quarter.

Operating Expenses

During the quarter ended March 31, 2006, the Company incurred total operating expenses of Rs 19,281 million, representing 64.9% of total revenues. Operating expenses comprise Rs 10,291 million towards license fees and access charges (34.6% of total revenues), Rs 3,349 million towards network operations, Rs 1,824 towards employees, and Rs 3,818 towards selling, general, and administrative costs (in aggregate, 30.3% of total revenues).

Operating expenses decreased by 10.0% compared with the prior quarter. License fees and access charges (which are predominantly variable in nature and linked directly to our revenue and traffic level and pattern) decreased by 5.8%. This resulted from a reduction in the revenue share payable under certain of our licences and changes in the basis and rates for access deficit charges. Operating expenses, net of license fees and access charges, decreased by 14.4% compared with the prior quarter. Network operation costs were reduced as a result of cost savings in our maintenance operations and lower rates for network leased from other operators. Employee costs were reduced through streamlining of operations. The decrease in SG&A reflects a better result from handset distribution and marketing activities and other cost efficiency measures.

EBITDA

During the quarter ended March 31, 2006, the Company had an EBITDA of Rs 10,422 million, a growth of 22.9% compared with the prior quarter. The EBITDA margin for the quarter ended March 31, 2006 improved to 35.1% (28.4% in prior quarter).

Depreciation and Amortization, Net Interest, Extraordinary Item

During the quarter ended March 31, 2006, the Company had depreciation and amortization expenses of Rs 5,457 million.

The net interest cost for the quarter ended March 31, 2006 was Rs 425 million. The reduction in net interest cost resulted from the repayment of debt and higher income earned on cash and cash equivalents.

One-time employee restructuring costs of Rs 374 million were recorded as an extraordinary item.

Profit Before Tax

The profit before tax for the quarter ended March 31, 2006 was Rs 4,167 million, an increase of 29.4% compared with the prior quarter.

The provision for tax for the quarter ended March 31, 2006 was Rs 137 million.

Net Profit

The net profit for the quarter ended March 31, 2006 was Rs 4,029 million.

Balance Sheet

As at March 31, 2006, the Company had total assets (excluding cash and cash equivalents) of Rs 259,700 million and total liabilities (net of cash and cash equivalents) of Rs 142,185 million. The difference of Rs 117,515 million was on account of stockholders equity.

The Company had net debt of Rs 32,938 million, resulting in a net debt to EBITDA (LQA) ratio of 0.79 times.

Capital Expenditure

During the quarter ended March 31, 2006, the Company incurred capital expenditure of Rs 14,085 million.

4.2.2. Wireless Segment

Customer Base, Churn

As at March 31, 2006, the Company had 20,211,674 wireless customers on its network, representing a market share of 21.0% of the All India wireless market. Out of our total wireless customers, 18,307,646 were on the CDMA platform and 1,904,028 were on the GSM platform. Out of our total wireless customers, 79.3% were pre-paid.

During the quarter ended March 31, 2006, we added (net) 3,181,911 wireless customers, a market share of 21.5% of All India wireless customer net additions (18.3% in the prior quarter) – the highest of any operator. In December 2005, we were the first operator in India to add (net) 1 million wireless customers in a single month; we sustained this rate throughout the quarter ended March 31, 2006, adding (net) over 1 million customers in each month. We experienced strong growth in mobile and fixed wireless customers. Out of our total wireless customer net additions, 89.0% were pre-paid.

Our strong performance in wireless customer net additions was attributable, inter alia, to the innovative pricing plans and attractive promotional packages we introduced appealing to customers across the major market segments. Innovations included India's first flat rate long distance calling plans, lifetime free incoming schemes for pre-paid fixed wireless, and lifetime rental free schemes for post paid mobile and fixed wireless. Promotional packages included the bundling of free talktime and messaging (SMS) with a range of handsets at competitive price points.

A significant proportion of our new pre-paid wireless customers opted for lifetime free incoming schemes. While the primary selling point of these schemes is the convenience of remaining active without the need for frequent recharge, many of our customers under these schemes are regularly purchasing recharges for outgoing calls.

Our churn rate in the quarter ended March 31, 2006 across our wireless customer base remained stable at 2.1% (2.2% in the prior quarter).

ARPU, Minutes of Use, Revenue per Minute, Non-voice Revenue

Our overall wireless ARPU in the quarter ended March 31, 2006 was Rs 375, a decrease of 8.5% compared with the prior quarter. The decrease in ARPU was partly due to the deferral of initial subscription revenue under the lifetime free incoming and lifetime rental free schemes over periods of 46 to 65 months for prudent and conservative accounting purposes. In addition, during the quarter our promotional strategy was to offer higher levels of free talktime and messaging bundled with handsets, which results initially in lower ARPU for new customers on these plans.

Our overall wireless net ARPU (after deducting license fees and access charges) was Rs 244, a decrease of 9.3%. Our net ARPU as a percentage of ARPU was 65.1% in the quarter ended March 31, 2006.

The blended monthly minutes of use across our wireless customer base in the quarter ended March 31, 2006 was 532 minutes, a decrease of 2.7% compared with the prior quarter. A contributory factor in the decrease was the restructuring of our some high usage schemes. Within our minutes of use, we achieved a higher proportion of long distance calls versus local calls as a result of our pioneering flat rate pricing plans. Revenue per minute averaged Rs 0.70, a decrease of 7.1% compared with the prior quarter.

Users of our wireless multimedia services increased from 5.3 million in December 2005 to 6.4 million in March 2006, continuing the strong upward trend in usage of these services by our customers. This contributed to an increase in non-voice revenues in the quarter ended March 31, 2006, which represented 6.1% of total wireless revenue (5.5% in the prior quarter).

Revenues, Net Revenues, EBITDA

Revenues for the quarter ended March 31, 2006 were Rs 21,200 million, an increase of 7.0% over the prior quarter. Revenues from the wireless segment contributed 56% of total revenues before inter segment eliminations.

With effect from March 1, 2006, the Telecom Regulatory Authority of India ("TRAI") revised the basis for determining access deficit charges for most categories of domestic calls from a fixed charge of Rs 0.3 per minute to 1.5% of adjusted gross revenue. This change in basis of charging is reflected in our net revenues from that date. Net revenues for the fourth quarter were Rs 12,645 million, an increase of 9.8% over the third quarter.

EBITDA during the quarter was Rs 7,571 million, growth of 19.0% over the prior quarter. The EBITDA margin was 35.7%, compared with 32.1%, due to a combination of revenue growth and reduction in operating expenses.

Capital Expenditure

The cumulative investment in our wireless business to March 31, 2006 has been Rs 147,993 million. Investment in the quarter ended March 31, 2006 was primarily in the expansion of coverage to 3,824 census towns and 242,814 non-census towns/villages and installation of additional capacity within existing coverage areas.

4.2.3. Global Segment

ILD/NLD Minutes of Use, Net LD Revenue per Minute

ILD minutes of use in the quarter ended March 31, 2006 totalled 1,188 million minutes, a similar level to the prior quarter. NLD minutes of use in the quarter ended March 31, 2006 totalled 2,755 million minutes, an increase of 13.2% over the prior quarter. (NLD minutes of use include the national carriage portion of ILD minutes).

Factors contributing to the overall growth in our long distance traffic include growth in our wireless and wireline customer bases and the introduction by our Wireless business unit of flat rate retail national long distance pricing schemes.

With effect from January 1, 2006, the TRAI reduced the one time entry fee for the issuance of new ILD and NLD operator licenses and reduced the revenue share payable by all ILD and NLD operators from 15% to 6% of adjusted gross revenue. With effect from March 1, 2006, the TRAI also revised NLD carriage charges from fixed rates for calls of varying distance to a ceiling rate of Rs 0.65 per minute for all NLD carriage independent of distance. At the same time, the TRAI significantly reduced the fixed per minute rates of access deficit charge on incoming and outgoing ILD traffic.

We have been at the forefront of the market in passing on the benefit of these reductions in revenue share, carriage rates, and access deficit charges to our customers in terms of lower pricing. At the gross revenue level, our average long distance revenue per minute for NLD and ILD traffic in aggregate has fallen. However, at the net revenue level, our average net LD revenue per minute for ILD and NLD traffic in aggregate in the quarter ended March 31, 2006 was Rs 0.77 per minute, compared with Rs 0.69 per minute in the prior quarter.

IRUs, Leased Circuits, Internet Bandwidth, Managed Data Services

New contract values for sales of Indefeasible Rights of Use ("IRU") by FLAG reached a record level in the quarter ended March 31, 2006. In addition, strategic initiatives to leverage our carrier customer relationships to sell increased leased circuits, internet bandwidth and managed data services to enterprises globally contributed to revenue growth.

Project implementation of the new FALCON cable system is progressing on schedule. The entire cable system (excluding any additional spurs) is scheduled to be ready for service by the end of September 2006. Cumulative pre-sales have attained a healthy level.

Revenues, Net Revenues, EBITDA

Revenues for the quarter ended March 31, 2006 were Rs 14,158 million, an increase of 1.8% over the prior quarter. Net revenues for the quarter ended March 31, 2006 were Rs 7,184 million, an increase of 20.1% over the prior quarter.

EBITDA during the quarter was Rs 2,632 million, growth of 24.6% over the prior quarter. The EBITDA margin was 18.6%, compared with 15.2% in the prior quarter, primarily due to higher average net revenue per minute and an improved contribution from FLAG.

Capital Expenditure

The cumulative investment in this business to March 31, 2006 has been Rs 12,912 million. Investment in the quarter ended March 31, 2006 was primarily towards the construction of FALCON.

4.2.4. Broadband Segment

Towns Active, Buildings Connected, Access Lines, ARPL

Our broadband operations continued to focus on directly connecting buildings in the top 30 cities in India. The number of buildings on-net increased to 101,741 from 57,794 at the end of the prior quarter.

With our comprehensive product portfolio, we made further in-roads into key accounts, both as first time and repeat order customers, and in broadening our SME customer base. There has been significant growth in our order book.

The number of access lines increased to 256,000 from 217,000 at the end of the prior quarter.

Our IDC business attracted continued strong demand and our facilities are at high utilization levels.

Broadband segment revenues divided by the number of access lines (ARPL) was stable at Rs 2,341 (Rs 2,386 in the prior quarter). As our broadband business is currently mainly serving enterprises, the revenue per line reflects the total portfolio of services and solutions that we are delivering to our customers.

We are continuing with our trials of IPTV at over 10,000 premises.

Revenues, Net Revenues, EBITDA

Revenues for the quarter ended March 31, 2006 were Rs 1,948 million, an increase of 53.2% over the prior quarter. Net revenues for the quarter ended March 31, 2006 were Rs 1,685 million, an increase of 66.3% over the prior quarter. Revenues were earned predominantly from enterprise customers.

EBITDA during the quarter was Rs 606 million, growth of 142.4% over the prior quarter. The EBITDA margin was 31.1%, compared with 19.7%, as profitability of the business improved following the incurrence of start-up costs.

Capital Expenditure

The cumulative investment in this business to March 31, 2006 has been Rs 78,745 million. Investment in the quarter ended March 31, 2006 was focused on direct building connectivity.

5. Basis of Presentation of Financial Statements

5.1. Reporting periods

The financial year end of Reliance Communication Ventures Limited ("RCVL" or "the Company") is March 31. Each financial year ("FY") is referred to by the calendar year in which the particular financial year end occurs.

The financial year end of the Company was previously December 31. In respect of the year ended December 31, 2005, the financial year was a 9 month period commencing April 1, 2005 and ending December 31, 2005. In respect of the financial year ending March 31, 2007, the financial year will be a 15 month period commencing January 1, 2006.

5.2. Statutory Financial Statements

Pursuant to a scheme of arrangement, the telecommunications undertakings of Reliance Industries Limited ("RIL") were demerged and vested in the Company, effective December 21, 2005.

The telecommunications undertakings of RIL vested in the Company comprised, inter-alia, investments in three principal operating companies, as under:

Principal Operating Company	% Equity Shareholding
Reliance Infocomm Limited ("RIC")	45.34
Reliance Communications Infrastructure Limited ("RCIL")	45.00
Reliance Telecom Limited ("RTL")	35.60

Note: In addition, RCIL holds 45.71% of RIC. 100% of the preference shares of RTL were also vested in RCVL. The balance of the equity shareholdings in RIC, RCIL, and RTL are owned by the Promoters of RCVL.

As presently constituted, the Company has no subsidiaries. Accordingly, there is no legal obligation to prepare consolidated accounts. The statutory financial statements of RCVL are standalone company accounts.

The Company's main source of income presently will be the return from its investments in RIC, RCIL, and RTL.

5.3. Proforma Financial Statements

5.3.1. The Company and its Affiliates

As described in Section 5.2 above, the Company presently has no subsidiaries and its main source of income will be the return from its investments in RIC, RCIL, and RTL.

So long as this is the case, the Company, as a measure of transparency and good corporate governance in the interests of its over 2 million shareholders, will on an on-going basis endeavour to make disclosures as regards material developments of RIC, RCIL, and RTL.

Consistent with this commitment, proforma financial statements for RCVL have been prepared on the assumption that RIC, RCIL, and RTL, together with their respective subsidiaries, are 100% owned direct or indirect subsidiaries of the Company.

Pursuant to a corporate reorganization approved by the Board of the Company on March 12, 2006, appropriate actions have been initiated to merge fully RIC with RCVL and to convert RCIL and RTL to 100% owned direct subsidiaries of RCVL, subject to obtaining the necessary approvals. These approvals are currently being sought. If fully approved, the proposed corporate reorganization will take effect retrospectively from March 31, 2006.

5.3.2. Proforma Consolidated Accounts

The unaudited proforma consolidated financial results of the Company have been prepared on proforma basis, following the principles of Indian GAAP, as prescribed by The Institute of Chartered Accountants of India, from time to time.

The proforma basis assumes implementation of the corporate reorganization as described in Section 4.1.2 above. The unaudited proforma consolidated financial results of the Company are stated in this report as if the corporate reorganization had been in effect from April 1, 2005.

RIC, RCIL and RTL are not subsidiaries of RCVL as of March 31, 2006 and there is no legal requirement for the preparation of consolidated accounts. The proforma basis is presented solely to facilitate understanding and to reflect the full value of RCVL.

5.3.3. Revenues

Revenues of the Company have been reported in the following manner:

a) Consolidated Revenues and Segment Gross Revenues

Proforma consolidated revenues of the Company have been classified as "Services and Sales" revenue. This represents revenues earned from the provision of services and from the sale of network infrastructure on an IRU basis. Services and Sales revenue excludes revenue from the sale of equipment as described in Section 5.3.6 below.

For the purposes of business segment reporting, revenues have been classified under three segments namely "Wireless", "Global", and "Broadband". The lines of business included in each segment and the basis of segment revenue reporting is described in Section 5.4 below. Revenue earned from operating activities not included in these segments (as defined) is shown as "Other Income" under "Others" in the segment analysis.

b) Elimination of Inter Segment Revenues

Revenues for each business segment are reported at gross level where inter segment revenue is also included. Hence, revenue of one segment, from inter segment source, is reported as the expense of the related segment. Elimination takes place in determining proforma consolidated revenues for the Company.

For the purpose of determining transfer pricing between segments, open market wholesale rates for comparable services or, where applicable, rates stipulated by the regulatory authorities have been adopted.

5.3.4. Net Revenues by Segment

"Net Revenues" represent revenues earned less direct variable operating expenses in the nature of: (1) access deficit charges (ADC), revenue share (including levies for Universal Service Obligation), and spectrum fees (referred to collectively as "License Fees"); and (2) charges for access, carriage, interconnection, and termination (referred to collectively as "Access Charges").

Expenses included under License Fees are currently incurred either as a percentage of adjusted gross revenue or as a fixed cost per minute of telecommunications traffic. Expenses included under Access Charges are currently incurred either at rates stipulated by the regulatory authorities on the basis of percentage of revenue or on the basis of fixed or ceiling cost per minute, or are determined by commercial negotiation with other carriers.

License Fees and Access Charges are disclosed in aggregate as part of the classification of "Operating Expenses" in the proforma consolidated statement of operations. Net Revenues are reported for each business segment.

5.3.5. Operating Expenses

Operating expenses of the Company have been reported in the following manner:

a) Consolidated and Segment Gross Operating Expenses

Proforma consolidated operating expenses of the Company have been classified under four categories of costs, namely "License Fees and Access Charges", "Network Operations", "Employees", and "Selling, General, & Administrative".

b) Elimination of Inter Segment Expenses

Principles, as stated in 5.3.3 (b) above, have been followed for reporting gross operating expenses of each segment and elimination of such expenses in determining proforma consolidated EBITDA for the Company.

5.3.6. Equipment Sales (Net of Costs)

The Company is engaged in the marketing and distribution of end user telecom equipment, predominantly consisting of wireless handsets and accessories. This activity is carried out as part of our overall strategy for the wireless business.

Equipment sales, net of costs related to such equipment, are grouped in "SG&A" under "Operating Expenses" in the proforma consolidated results of operations.

Equipment sales, net of costs, are grouped in "Other Expenses" under "Others" for the purposes of segment reporting.

5.4. Composition of Segments

Financial performance of the Company has been reported under the following three business segments:

a) Wireless

b) Global

c) Broadband

Financial results by segment include all products and services covered by the individual segment as described below. Operating activities not included in the segments (as defined below) are grouped under "Others".

5.4.1. Wireless

The Wireless segment functions in a retail mode. Wireless services are offered on both CDMA and GSM technology platforms. Wireless services consist mainly of the following:

a) Mobile services for individuals and corporate customers, including local and long distance voice, messaging, wireless internet access, wireless multimedia and value added services. Services are offered on both pre-paid and post paid bases.

b) Fixed wireless phone and terminal services are mainly for residential and SME customers; including local and long distance voice, messaging, wireless internet access, wireless multimedia, wireless data VPN, and value added services. Services are offered on both pre-paid and post paid bases.

c) Public calling offices and coin collection boxes for local and long distance voice using fixed wireless phones and terminals. Service is provided to independent retail operators of such facilities on a pre-paid basis.

Assets allocated to this business segment include base trans-receiver stations (BTS), mobile switching centres (MSC), electronics, software and systems for operating and business support (OSS/ BSS), and metro access nodes for both CDMA and GSM networks.

5.4.2. Global

The global segment functions in a wholesale mode, except for the provision of virtual calling card services. It provides the following services to the wireless and broadband segments of RCVL on an inter segment basis and to other telecom companies (on a carrier's carrier basis) and enterprises in India and across the globe:

a) National inter-circle (NLD) carriage services for voice, data, and internet.

b) International long distance (ILD) carriage services for voice, data, and internet.

c) IRUs and leased circuits for international voice and data connectivity through submarine cable systems, together with cable restoration and maintenance services.

d) International managed data services, including IP-VPN.

e) Virtual calling card services provided by overseas operating units in USA, UK and Canada in a retail mode to individual customers.

NLD and ILD assets are allocated to this segment. NLD assets include transport equipment and electronics. ILD assets include dedicated ports and switches, electronics, infrastructure at various points of presence and IRUs of FLAG and other cable systems not owned and operated by the Company. In addition, the submarine cable systems, cable landing stations, and associated facilities of FLAG (which includes the FALCON cable system), are included in this segment. Intra segment revenues between the NLD and ILD product groups and FLAG are eliminated.

5.4.3. Broadband

All services provided through wireline connections and involving the provision of IT infrastructure are covered under this segment. Services are provided across various customer groups including residential, SMEs, and large corporates. Products and services include the following:

a) Voice Products: E1 DID, Centrex, PBX trunks, audio conferencing, and fixed line phones.

b) Data products: VPN, leased lines, IPLCs, Ethernet, video conferencing, internet data centre (IDC) services (including managed hosting, applications, storage, and disaster recovery), and broadband internet.

Assets allocated to this segment include in building ducting, digital loop carriers (DLC), routers, modems and related electronics, customer premises equipment (CPE), building access nodes, assets for bandwidth distribution, digitized maps.

5.4.4. Others

Others comprises operating activities not included in the segments as defined above. These activities include retailing (Reliance WebWorld), property leasing, investments, and equipment distribution and marketing.

As described in Section 5.3.6 above, equipment sales are stated net of costs and grouped under "Other expenses". Other expenses also include unallocated corporate expenses.

Assets shown under Others mainly comprise properties owned by the Company, including the Dhirubhai Ambani Knowledge City and property and fittings used by Reliance WebWorld retail outlets.

6. Proforma Financial Statements

Unaudited proforma financial results for the quarter ended March 31, 2006 as per Indian GAAP. An explanation of the basis of presentation is set out in Section 5 of this report. The previous quarter figures have been reworked, regrouped, rearranged and reclassified, wherever required. "Qtr ended 31/3/06" refers to the three month period ended March 31, 2006; "Qtr ended 31/12/05" refers to the three month period ended December 31, 2005; "12 months ended 31/3/06" refers to the trailing 12 month period ended March 31, 2006.

6.1. Proforma Consolidated Results of Operations

(Rs Million, except ratios)

Particulars	Qtr ended 31/12/05	Qtr ended 31/3/06
Total revenues	**29,910**	**29,704**
Services and sales	29,910	29,704
Total operating expenses	**21,430**	**19,282**
License fees and access charges	10,921	10,291
Network operations	4,169	3,349
Employees	2,140	1,824
SG&A	4,200	3,818
EBITDA before extraordinary item	**8,480**	**10,422**
Net interest	1,280	425
Depreciation / amortization	3,980	5,457
Profit before tax and extraordinary item	**3,220**	**4,541**
Extraordinary item		374
Profit before tax	**3,220**	**4,167**
Provision for tax	120	137
Net profit after tax	**3,100**	**4,029**
Ratios		
EBITDA margin (%)	*28.4%*	*35.1%*
Net profit margin (%)	*10.4%*	*13.6%*

Note: The extraordinary item of Rs 374 million in the quarter ended March 31, 2006 relates to employee restructuring costs.

6.2. Proforma Consolidated Balance Sheet

(Rs Million)

Particulars	As at 31/3/06
ASSETS	
Current assets	
Inventories	4,076
Debtors	16,808
Other current assets	765
Loans and advances	23,668
Total current assets (excluding cash and cash equivalents)	**45,316**
Fixed assets	
Gross block	230,531
Less: Depreciation	47,573
Net block	182,959
Capital work-in-progress	31,305
Total fixed assets	**214,263**
Investments	121
Total assets	**259,700**
LIABILITIES AND STOCKHOLDERS EQUITY	
Stockholders equity	
Share capital	10,223
Reserves and surplus	107,292
Total stockholders equity	**117,515**
Current liabilities and provisions	
Current liabilities	89,956
Provisions	19,291
Total current liabilities and provisions	**109,247**
Debt	
Secured loans	
Foreign currency loans	35,079
Rupee loans	52,106
Unsecured loans	5,791
Less: Cash and cash equivalents	60,038
Net debt	**32,938**
Total stockholders equity and liabilities	**259,700**

6.3. Proforma Consolidated Statement of Cash Flows

(Rs Million)

Particulars		Qtr ended 31/3/06	12 months ended 31/3/06
Cash flows from operating activities:			
Net profit / (loss)	a	**4,025**	**4,439**
Add : Non cash items	b	**5,501**	**20,612**
Depreciation and amortization		5,457	16,987
Provision for doubtful debts		(305)	746
Add: Non operating income / expense			
Interest expense (net)		422	2,595
(Profit) / loss on sale of assets / investments		(268)	(673)
Tax expense / (income)		142	337
Exchange (gain) / loss		54	620
Cash generated from operations before working capital changes	c = a+b	**9,526**	**25,051**
(Increase) / decrease in working capital		2,359	17,304
Net cash provided / used by / in operating activities	d	**11,885**	**42,355**
Cash flows from investing activities:			
Purchase of property, plant and equipment		(14,085)	(39,238)
Sale of fixed assets / investments		1,925	3,066
Interest expense (net)		(422)	(2,595)
Net cash provided / (used) by / in investing activities	e	**(12,581)**	**(38,767)**
Cash flows from financing activities:			
Increase / (decrease) in borrowings		(26,144)	(12,960)
Net cash provided / (used) by / in financing activities	f	**(26,144)**	**(12,960)**
Cash and cash equivalents			
Beginning of the period	g	86,879	69,409
End of the period	h = d+e+f+g	60,038	60,038

7. Accounting Policies

Set out below are the significant accounting policies to the Proforma Consolidated Statement of Operations and the Proforma Consolidated Balance Sheet.

7.1. Principles of Consolidation

The Company holds less than 50% of paid-up equity shares of each of its key investee companies, namely Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, and Reliance Telecom Limited (together referred to as "Investee Companies"). The Company does not have any subsidiary as at March 31, 2006. Consequently, the Company is not required to prepare consolidated financial statements in terms of the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India.

The Board of Directors of the Company at its meeting on March 12, 2006 approved a Scheme of Amalgamation and Arrangement (SoAA) for inter alia the amalgamation of Reliance Infocomm Limited, Ambani Enterprises Private Limited, Reliance Business Management Private Limited, Formax Commercials Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited and Panther Consultants Private Limited with the Company and respective shareholders and creditors. The Scheme will be subject to all necessary permissions, sanctions and approvals, including inter alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities etc. Upon approval of the aforesaid Scheme of Amalgamation and Arrangement, the equity share capital of the Company will stand increase to 2,044,614,990 shares of Rs 5 each fully paid-up

The proforma unaudited consolidated financial results contained in this report are prepared in terms of the abovesaid Scheme of Amalgamation and Arrangement as if it was effective from April 1, 2005. Accordingly, and in order to enable investors to take a holistic view of the business carried on by the Company and its key Investee Companies, the accounts of the Company have been recast by consolidating (even though such consolidation is not required) the accounts of the Investee Companies for the quarter ended March 31, 2006 by adopting on a mutatis mutandis basis the provisions of AS 21 and AS 23 relating to Consolidation of Financial Statements issued by The Institute of Chartered Accountants of India.

7.2. Other Significant Accounting Policies

7.2.1. Basis of Preparation of Financial Statements

The financial statements have been prepared under the historical cost convention in accordance with the generally accepted accounting principles in India and the provisions of the Companies Act, 1956.

7.2.2. Use of Estimates

The presentation of financial statements requires estimates and assumptions to be made that affect the reported amount of assets and liabilities on the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known/materialized.

7.2.3. Fixed Assets

a) Fixed assets are stated at cost net of CENVAT less accumulated depreciation, amortization and impairment loss, if any.

b) All costs including financing cost until commencement of commercial operations, net charges of foreign exchange contracts and adjustments arising from exchange rate variations, relating to borrowings attributable to fixed assets, are capitalized.

c) Expenses incurred relating to projects prior to commencement of commercial operation are considered as project development expenditure and shown under capital work-in-progress.

d) In respect of operating leases, rentals are expensed with reference to lease terms and other considerations in compliance with the provisions of the AS 19 issued by The Institute of Chartered Accountants of India, except for rentals pertaining to the period up to the date of commencement of commercial operations, which are capitalized.

e) In respect of finance leases, the lower of the fair value of the assets and present value of the minimum lease rentals is capitalized as fixed assets with corresponding amount shown as liabilities for leased assets in compliance with the provisions of the AS 19 issued by The Institute of Chartered Accountants of India. The principal component in the lease rental in respect of the above is adjusted against liabilities for leased assets and the interest component is recognized as an expense in the year in which the same is incurred except in case of assets used for capital projects where it is capitalized.

f) Entry fees paid for telecom licenses and indefeasible right of connectivity are stated at cost for acquiring the same less accumulated amortization. These, being intangible assets, are classified as fixed assets.

7.2.4. Depreciation / Amortization

a) Depreciation on fixed assets is provided on straight line method at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956 except in cases of cable systems, telecom electronic equipment, customer premises equipment and certain other assets for which useful life has been considered based on technical estimation.

b) Depreciation on assets taken on finance lease is provided over the remaining period of lease from the commencement of commercial operations.

c) Leasehold land is depreciated over the period of the lease term.

d) Intangible assets, namely entry fees for telecom licenses and indefeasible right of connectivity are amortized equally over the balance period of licenses or indefeasible rights from the date of commencement of commercial services or acquisition.

e) The depreciation schedule for various classes of assets is as follows:

Asset Class	Period (Years)
Leasehold Land	Over the lease period
Building	30 & 60
Plant and Machinery	10-20
Furniture and Fixture	15
Office Equipment	20
Vehicles	10

7.2.5. Impairment of Assets

An asset is treated as impaired when the carrying cost of assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

7.2.6. Investments

Investments are classified into long term and current investments. Investments which are intended to be held for more than one year are classified as long term investments and investments which are intended to be held for less than one year, are classified as current investments.

Current investments are carried at lower of cost and quoted/fair value, computed category wise. Long term investments are stated at cost. Provision for diminution in the value of long term investments is made only if such a decline is other than temporary in the opinion of the management.

7.2.7. Inventories

Inventories are valued at lower of cost or net realizable value. Cost of communication devices and accessories and stores and spares are determined on weighted average basis, or net realizable value whichever is less.

7.2.8. Employee Retirement Benefits

Gratuity and leave encashment liability are provided for based on actuarial valuation done at the year end while Company's contributions towards provident fund and superannuation fund are provided on actual contribution basis in accordance with the related stipulation.

7.2.9. Borrowing Cost

Borrowing costs that are attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of such assets up to the commencement of commercial operations. A qualifying asset is one that necessarily takes substantial period of time to get ready for intended use. Other borrowing costs are recognized as expense in the year in which they are incurred.

7.2.10. Foreign Currency Transactions

a) Transactions denominated in foreign currencies are normally recorded at the exchange rates prevailing at the time of the transaction.

b) Monetary items denominated in foreign currencies at the year end are restated at year end rates. In case of monetary items, which are covered by forward exchange contracts, the difference between the year end rate and the rate on the date of the contract is recognized as exchange difference and the premium paid on forward contracts has been recognized over the life of the contract.

c) Non monetary foreign currency items are carried at cost.

d) Any income or expense on account of exchange difference either on settlement or on translation is recognized in the profit and loss account, except in cases where they relate to acquisition of fixed assets in which case they are adjusted to the carrying cost of such assets.

7.2.11. Revenue Recognition

Revenue (income) is recognized as and when the services are performed on the basis of actual usage of the Company's network. Revenue on upfront charges for services with lifetime validity and fixed validity periods are recognised over the estimated useful life of subscribers and specified fixed validity period, as appropriate. The estimated useful life is consistent with estimated churn of the subscribers.

7.2.12. Provision for Doubtful Debts

Provision is made in the accounts for doubtful debts in cases where the management considers the debts to be doubtful of recovery.

7.2.13. Miscellaneous Expenditure

Miscellaneous expenses are charged to profit and loss account as and when they are incurred.

7.2.14. Taxes on Income

Provision for income tax is made on the basis of estimated taxable income for the year at current rates. Tax expenses comprise both current tax and deferred tax at the applicable enacted or substantively enacted rates. Current tax represents the amount of income tax payable/recoverable in respect of the taxable income/loss for the reporting period. Deferred tax represents the effect of timing difference between taxable income and accounting income for the reporting period that originate in one period and are capable of reversal in one or more subsequent periods.

7.2.15. Government Grants

Subsidies provided by Government for providing telecom services in rural areas are netted off against related expenses.

7.2.16. Provisions, Contingent Liabilities and Contingent Assets

Provisions involving substantial degree of estimation in measurement are recognized when there is a present obligation as a result of past events and it is probable that there will be an outflow of resources. Contingent liabilities are not recognized but are disclosed in the notes. Contingent assets are neither recognized nor disclosed in the financial statements.

8. Glossary

Definitions Used for Key Performance Indicators and Financial Terms and Ratios

Wireless Segment	
Wireless market share	Is defined as RCVL's total wireless customers (CDMA Mobile + GSM Mobile + FWP + PCO), at the end of the relevant period, divided by All India wireless customers (CDMA Mobile + GSM Mobile + FWP + PCO), at the end of the same period. The wireless customer numbers are sourced from reports by industry associations.
Market share of wireless net adds	Is defined as RCVL's wireless customer net additions during the relevant period, divided by All India wireless customer net additions during the same period.
Wireless ARPU	Wireless ARPU (average revenue per customer per month) is computed by dividing the total wireless segment revenue during the relevant period by the average customers; and dividing the result by the number of months in the relevant period.
Wireless net ARPU	Wireless net ARPU is computed by dividing the net revenue of the wireless segment for the relevant period by the average customers; and dividing the result by the number of months in the relevant period. Net revenue is defined below.
Wireless churn	Is the monthly churn calculated by taking the average of the monthly wireless disconnections divided by the average monthly subscriber base in the relevant period. Churn is expressed as a percentage.
Total wireless minutes of use (MoU)	Sum of all incoming and outgoing minutes used on the wireless access network by all customers put together.
Wireless MoU per customer/ month	Total wireless minutes of use divided by the average number of wireless customers on the network in the relevant period. The result is expressed as the average per customer.
Wireless revenue per minute (RPM)	Wireless ARPU divided by the average wireless minutes of use per month per customer.
SMS revenue (% of ARPU)	SMS revenue comprises both charges for customer to customer messaging services and for applications accessed by customers over the SMS platform. SMS revenue is divided by wireless segment revenue, and expressed as a percentage of ARPU.
Non-voice revenue (% of ARPU)	Non-voice revenue comprises SMS revenue, charges for applications accessed by customers over the wireless multimedia platform, wireless internet access services, wireless data VPN, and other value added services. Non-voice revenue is divided by wireless segment revenue, and expressed as a percentage of ARPU.
Wireless multimedia users	The number of unique wireless customers who have accessed applications over the wireless multimedia platform in the last month of a given quarter.
Wireless internet users	Average number of unique wireless customers who have used the wireless internet access service during a given quarter.

Global Segment	
ILD minutes	Total of incoming and outgoing international long distance minutes carried by the Global segment.
NLD minutes	Total of national long distance minutes carried by the Global segment. Note: NLD minutes include the domestic carriage of ILD minutes where applicable in accordance with TRAI accounting stipulations.
LD net revenue per minute	Is computed by dividing the net revenue of the Global segment earned from ILD and NLD voice services for the relevant period by the total ILD and NLD minutes in aggregate during the relevant period.

Broadband Segment	
Buildings directly connected	The number of buildings directly connected to RCVL's own network (err by wireline, fibre optic, or other fixed access technologies) at the end of the relevant period.
Access lines	Number of narrowband and broadband access lines in use.
ARPL	ARPL (average revenue per line) is computed by dividing total Broadband segment revenue by the average number of access lines in use during the relevant period; and dividing the result by the number of months in the relevant period.

Financial Terms and Ratios	
Net revenue	Total revenue less (1) charges for access deficit, USO levy, revenue share and spectrum fees (referred to as "License Fees").and (2) charges for access, carriage, interconnection and termination (referred to as "Access Charges").
Adjusted gross revenue	Revenues of licensed operations less interconnection and others costs as defined and allowed by the Telecom Regulatory Authority of India
Cash profit from operations	Is defined as the sum of profit after tax, depreciation and amortization.
Investment in projects	Investment in projects comprises net fixed assets, intangible assets, capital work-in-progress, and one time entry fee paid unamortized.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SEC/003/May/2006-07

24th April 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 3rd April 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules as per statement attached. A copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement	Secretarial Audit Report	Stock Exchanges	30 days from the end of the quarter	Copy of the letter dated 20.04.06	Annexure -1
2	Stock Exchange Listing Agreement as well as under SEBI (substantial acquisition of shares and takeovers) Regulations, 1997	Disclosure under Regulation 8(3) of SEBI (substantial acquisition of shares and takeovers) Regulations, 1997	Stock Exchanges	30 days from the end of financial year.	Copy of the letter dated 22.04.06	Annexure -2
3	Stock Exchange Listing Agreement Clause 41	Intimation of date of Board meeting	Stock Exchanges	At least 7 days prior to Board meeting in which quarterly financial results are to be considered	Copy of the letter dated 24.04.06	Annexure -3

Annexure-1

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/010/Apr/2006-07

April 20, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March 2006

Pursuant to circular No. D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities & Exchange Board of India, we forward herewith Secretarial Audit Report issued by M/s Dayal and Lohia, Chartered Accountants for the quarter ended 31st March 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: As above

dayal and lohia
chartered accountants

The Board of Directors
Reliance Communication Ventures Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. **Reliance Communication Ventures Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2006**
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communication Ventures Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos.	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited.

FOR RELIANCE COMMUNICATION VENTURES LIMITED

HASIT SHUKLA
COMPANY SECRETARY

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)6637 2969-70 □ fax: 91-22-6637 2949 □ e-mail: contact@dayalandlohia.com

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	122 31 30 422	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	122 31 30 422	100.000

12	Held in dematerialised form in CDSL	5 44 56 146	04.452
13	Held in dematerialised form in NSDL	109 28 56 410	89.349
14	Physical	7 58 17 866	06.199

15 Total No. of Shares (12+13+14) — 122 31 30 422

16 Reasons for difference if any, between:

a) (10&11):	NA
b) (10&15):	NA
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

****** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18	Register of Members is updated (Yes / No)	YES
	if not, updated upto which date	NA

19	Reference of previous quarter with regards to excess dematerialised shares, if any.	NA
20	Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?	NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	8 159	5 33 914	Delay in Process
	758	48 807	Delay in receipt of Physical DRF & Share Certificates from DP.
	352	21 049	Delay in Process due to notice of lodgement inviting objection within 10 days
Total	**9 269**	**6 03 770**	
Pending for more than 21 days	55	3 414	Non-Receipt of Physical DRF & Share Certificates from DP.
Total	**55**	**3 414**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri Hasit Shukla Tel No.: 022 - 3038 6286 Fax No.: 022 - 3037 6622
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur Hyderabad - 500 081
25	Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)	a) The shares of the company have been allotted pursuant to the scheme of arrangement between the company and Reliance Industries Limited, duly approved by the Bombay High Court. b)The Shares of the Company were listed on Bombay Stock Exchange Limited and National Stock Exchange of India Limited with effect from March 6, 2006.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA * CHARTERED ACCOUNTANTS * MUMBAI

ANIL LOHIA
PARTNER
M. No.: 31626

Place: Mumbai.
Date : 18.4.2006

Annexure -2.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/004/Apr/2006-07

April 22, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCVL

Dear Sir,

Sub: **Disclosure pursuant to Regulation 8(3) of Securities & Exchange Board of India (Substantial acquisition of Shares & Takeovers) Regulations, 1997**

In compliance with the requirement specified in Regulation 8(3) of Securities & Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, we submit herewith the details of shareholdings as of 31st March 2006 in the format specified for the purpose, duly filled in, with a request kindly to take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl : As above

Disclosure of details of shareholding by Target Company/reporting company to Stock Exchanges, in terms of Regulation 8(3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Name of the Target /Reporting Company : **Reliance Communication Ventures Limited**

Date of Reporting : **31-Mar-06**

Names of the Stock Exchanges where shares of reporting company are listed : **Bombay Stock Exchange Limited (BSE) and the National Stock Exchange of India Limited (NSE)**

(I) Information about persons holding more than 15% shares or voting rights (VRs) in terms of Regulation 8(1)

Names of persons holding more than 15% shares or voting rights	Details of shareholding / voting rights of person mentioned at (I) as informed under Regulation 8(1) to target company											
Names	As on March 31, 2006		As on March 31, 2005[1]		Changes, if any between (A) & (B)[1]		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes, if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NA	--	--	--	--	--	--	--	--	--	--	--	--

(II) Information about Promoter(s) or every person having control over a company and also persons acting in Concert with him in terms of Regualtion 8(2)

Name of Promoter(s) or every person(s) having control over a Company and persons acting in concert with him	Shareholding / Voting Rights of persons mentioned at (II) as informed to target Company u/r 8(2)											
	As on March 31, 2006		As on March 31, 2005[1]		Changes if any between (A) & (B)[1]		As on Record date for dividend (current year)		As on Record date for dividend (previous year)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
Names	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
1. Anadha Enterprise Pvt Limited	27 02 92 782	22.10										
2. Bhavan Mercantile Private Limited	17 73 72 835	14.50										
3. AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94										
4. Shri Anil D Ambani	18 59 171	0.15										
5. Master Jaianmol A. Ambani	16 69 759	0.14	--	--	--	--	--	--	--	--	--	--
6. Master Jaianshul A. Ambani	100	0.00										
7. Smt Kokila D Ambani	36 65 227	0.30										
8. Smt Tina A Ambani	16 50 832	0.13										
9. Reliance Capital Ltd.	1 78 27 158	1.46										
Total	**48 58 66 865**	**39.72**	--	--	--	--	--	--	--	--	--	--

(1) The shares of the Company were listed on BSE & NSE with effect from 6th March,2006. Hence not applicable.

For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Place: Mumbai
Date : 22nd April, 2006

Annexure 3

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710, India
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/010/Apr/2006-07

April 24, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCVL

Dear Sir,

Sub: Unaudited Financial Results (Provisional) for the quarter ended 31st March 2006.

Further to our letter of date, we wish to inform you that the meting of the Board of Directors of Reliance Communication Ventures Limited has been advanced by a day to Sunday, the 30th April 2006 and in terms of Clause 41 of the Listing Agreement entered into with the Stock Exchanges, we hereby inform that a meeting of the Board of Directors of the Company is scheduled to be held on Sunday, the 30th April 2006, inter alia, to consider and take on record the Unaudited Financial Results (Provisional) for the quarter ended 31st March, 2006.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Ref: SEC/004/May/2006-07

13th April, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

We refer to our letter dated 3rd April 2006 submitted with the Securities and Exchange Commission (the "SEC") on 13th April 2006, in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Further thereto, we have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing Rules as per statement attached. A copy whereof is enclosed for information and records.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl: as above

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

ENCLOSURE MENTIONING THE DETAILS OF DOCUMENTS SUBMITTED TO THE STOCK EXCHANGES IN INDIA

Sr. No.	Source of Requirements or Practice	Document	Addressee	Period of filling	Enclosures	
1	Stock Exchange Listing Agreement	Corporate Governance compliance report under Clause 49	Stock Exchanges	15 days from the end of the quarter	Copy of the letter dated 11.04.06	Annexure -1
2	Stock Exchange Listing Agreement	Shareholding pattern under Clause 35 and free float indices	Stock Exchanges	15 days from the end of the quarter	Copy of the letter dated 13.04.06	Annexure -2

Annexure - 1

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/003/Apr/2006-07

April 11, 2006

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st March, 2006**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st March 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl : As above

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communication Ventures Limited**

Quarter ending on: 31st March 2006

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	NA	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	NA	
(E) Remuneration of Directors	49 (IV E)	NA	
(F) Management	49 (IV F)	YES	

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City; Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Date: 11th April 2006

RELIANCE COMMUNICATION VENTURES LIMITED

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/002/Apr/2006-07

April 13, 2006

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 31st March 2006**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March 2006.

Kindly take the same on record.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl : As above

RELIANCE COMMUNICATION VENTURES LIMITED

SHAREHOLDING PATTERN (EQUITY SHARES) AS ON 31.03.2006

	CATEGORY	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	PROMOTERS HOLDING		
1	**Promoters**		
	Indian Promoters		
a	Anadha Enterprise Private Limited	27 02 92 782	22.10
b	Bhavan Mercantile Private Limited	17 73 72 835	14.50
c	Others	2 03 74 090	1.67
	Foreign Promoters	-	-
2	**Person Acting In Concert**		
	Reliance Capital Limited	1 78 27 158	1.46
	Sub Total	**48 58 66 865**	**39.72**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	3 11 10 486	2.54
b	Banks, Financial Institutions, Insurance		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
(i)	Life Insurance Corporation of India	6 29 97 688	5.15
(ii)	Others	1 73 88 734	1.42
c	FIIs		
(i)	Merrill Lynch Capital Markets Espana S.A. S.V.	2 08 19 628	1.70
(ii)	Ohers	22 20 15 267	18.15
	Sub Total	**35 43 31 783**	**28.97**
4	**Others**		
a	Private Corporate Bodies	**7 66 40 323**	6.27
b	Indian Public	**22 90 30 120**	18.72
c	NRIs/OCBs	**1 35 91 590**	1.11
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	**6 36 69 741**	5.21
	Sub Total	**38 29 31 774**	31.31
	GRAND TOTAL	**122 31 30 422**	100.00

Note 1 : Total foreign shareholding in number of shares and percentage shareholding including GDR and ADR holdings are 32,00,96,226 equity shares i.e: 26.17%

For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Date : 13th April 2006

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

Ref: SE/001/Apr/2006-07

April 13, 2006

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub : Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 31st March 2006 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl : As above

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Category Code	Category	No.of Shares Held	% of Shareholding
	Name of the Company : RELIANCE COMMUNICATION VENTURES LIMITED		
	Scrip Code	532712	Quarter Ended 31st March, 2006
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	88 45 089	0.7232
2	Indian Corporate Bodies/ Trusts/ Partnerships	45 91 94 618	37.5426
3	Persons Acting in Concert (also include Suppliers/ Customers)	1 78 27 158	1.4575
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	48 58 66 865	39.72
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	48 58 66 865	39.72

....contd

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	22 90 30 120	18.72
2	Indian Corporate Bodies/Trusts/Partnerships	7 66 40 323	6.27
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	26 50 408	0.22
6	Central/State Govt.	10 81 095	0.09
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	7 68 91 964	6.29
9	Mutual Funds	3 08 73 421	2.52
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	41 71 67 331	34.11
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 62 036	0.01
15	Foreign Institutional Investors (SEBI-registered)	24 28 34 895	19.85
16	Non Resident Indians (Individuals)	1 34 29 554	1.10
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	25 64 26 485	20.96
C	GDRs/ADRs/ADSs	6 36 69 741	5.21
	Sub Total C	6 36 69 741	5.21
D	OTHERS (Please specify here ____________)		
		0	0.00
	Sub Total D	0	0.00
	Sub Total II	73 72 63 557	60.28
	Grand Total	1 22 31 30 422	100.00

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	48 58 66 865	39.72
Total Free-float	73 72 63 557	60.28
Grand Total	1 22 31 30 422	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	90 30 34 196	73.83
Total Foreign Holding	32 00 96 226	26.17
Grand Total	1 22 31 30 422	100.00

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE COMMUNICATION VENTURES LIMITED

Scrip Code: 532712 | Quarter Ended: 31st March, 2006

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Anadha Enterprise Private Limited	27 02 92 782	22.10	I-A-2
2	Bhavan Mercantile Private Limited	17 73 72 835	14.50	I-A-2
3	Reliance Capital Limited	1 78 27 158	1.46	I-A-3
4	AAA Global Business Enterprises Pvt. Ltd.	1 15 29 001	0.94	I-A-2
5	Smt.Kokila D. Ambani	36 65 227	0.30	I-A-1
6	Shri Anil D. Ambani	18 59 271	0.15	I-A-1
7	Jaianmol A. Ambani	16 69 759	0.14	I-A-1
8	Tina A Ambani	16 50 832	0.13	I-A-1
	Total	**48 58 66 865**	**39.72**	

FORM C

FREE-FLOAT HOLDERS

DISCLOSE ONLY HOLDINGS OF 1% & ABOVE

(List holders Categorywise)

Name of the Company : RELIANCE COMMUNICATION VENTURES LIMITED

Scrip Code: 532712 | Quarter Ended: 31st March, 2006

Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	6 29 97 668	5.15	II-A-8	NIL
2	Merrill Lynch Capital Markets Espana S.A. S.V.	2 08 19 628	1.70	II-B-15	NIL
3	The Bank of New York as Depository (for GDRs)	6 36 69 741	5.21	II-C	NIL
	Total	14 74 87 037	12.06		

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(+91) 022-3038 6286 Fax: (+91) 022-3037 6622

April 3, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Communication Ventures Limited, a company incorporated under the laws of India ("RCVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RCVL among others, RIL disposed of its telecommunications business to RCVL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, RCVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RCVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RCVL in the same proportion and manner that such shareholders held shares in RIL. RCVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on March 6, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive RCVL shares pursuant to the Scheme. In accordance with the Scheme, RCVL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that RCVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RCVL since January 1, 2006.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(+91) 022-3038 6286 Fax: (+91) 022-3037 6622

April 3, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

ORIGINAL

Dear Mr. Dudek:

The following information is being furnished to the Securities and Exchange Commission (the "SEC") by Reliance Communication Ventures Limited, a company incorporated under the laws of India ("RCVL"), in order to establish an exemption from filing under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), pursuant to Rule 12g3-2(b) under the 1934 Act.

Pursuant to a Scheme of Arrangement (the "Scheme") between Reliance Industries Limited ("RIL") and RCVL among others, RIL disposed of its telecommunications business to RCVL. The Scheme was approved by the Bombay High Court. Pursuant to the Scheme, RCVL issued its shares to more than two million shareholders of RIL (save and except to certain Specified Shareholders, as defined in the Scheme), in the ratio of one share of RCVL for every one share held in RIL, as of January 27, 2006 (being the record date). Consequently, all shareholders of RIL became shareholders of RCVL in the same proportion and manner that such shareholders held shares in RIL. RCVL was listed on the Bombay Stock Exchange and National Stock Exchange of India on March 6, 2006.

Of the two million RIL shareholders, the vast majority of whom are resident in India, approximately 600 shareholders have registered addresses in the US. We believe that such shareholders have acquired RIL shares pursuant to previous share issuances by RIL and/or market purchases in accordance with applicable laws of India and are therefore entitled to receive RCVL shares pursuant to the Scheme. In accordance with the Scheme, RCVL will be required to issue its shares to such shareholders (in certificated form or in book entry system, as the case may be).

The list set forth in "Exhibit A" contains the material information that RCVL:

(A) has made or is required to make public pursuant to the laws of the Republic of India, its jurisdiction of incorporation;

(B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange; or

(C) has distributed or is required to distribute to its security holders.

We have enclosed communications and materials listed in "Exhibit A" that have been made public, filed or distributed by RCVL since January 1, 2006.

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(+91) 022-3038 6286 Fax: (+91) 022-3037 6622

We will furnish to the SEC on an ongoing basis the information listed in Exhibit A promptly after such information is made public, filed or distributed as described therein. If the information that we make or are required to make public, file or distribute shall change from that listed above, RCVL will furnish the SEC with a revised list reflecting such changes.

In connection with this application for exemption, we furnish you the following supplemental information:

1. To the best of our knowledge, the number of potential holders of RCVL equity shares, par value rupees 5.00 per share (the "Equity Shares"), currently resident in the US is 592. Pursuant to the Scheme, such US residents would be issued an aggregate of 500,471 Equity Shares, equivalent to 0.04% of the total number of Equity Shares.

2. There have been no public distributions of Equity Shares by RCVL in the US.

This information is being furnished under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the 1934 Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Reliance is subject to the 1934 Act.

Please provide the undersigned with the SEC file number to be used in connection with the furnishing of information by RCVL pursuant to Rule 12g3-2(b).

Please contact the undersigned at (+91-22-3038-6286) or Yusuf Safdari of Greenberg Traurig at (650-328-8500) should you have any questions regarding the information furnished with this application for exemption.

Very truly yours
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

RECEIVED
2006 APR 14 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit "A"

Sr. No.	Source of Requirement or Practice	Document	Addressee	Period for filing	Enclosures	
1.	Companies Act, Section 154	Notice of closure of register of members or debenture holders.	Shareholders/ Debenture holders	Not less than seven days before closure of Registers	No Event	--
2.	Exchange Listing Rules (clause 16)	Notice of closure of Transfer books of Shareholders	Stock Exchanges	At least 30 days before the date of closure	No Event	--
3.	• Companies Act Section 171, 217, 219 • Exchange Listing Rules (clause 31, 32 and 49)	Notice of annual general meeting (Annual Report containing Notice, Directors' Report, Balance Sheet, Profit & Loss Account, cash flow statement and report on corporate governance compliance) Notice to shareholders of other general meeting or seeking their approval by Postal Ballot	Shareholders Stock Exchanges	21 days before General Meeting	Notice to Shareholders seeking approval by way of Postal Ballot	Annexure - 1
4.	Companies Act Section 302	Abstract of the terms of appointment/ Reappointment of managerial personnel and material terms of their remuneration.	Shareholders	Within 21 days of appointment / change if it is not part of Explanatory Statement to resolution of such appointment	No Event	
5.	Exchange Listing Rules (clause 19 and 41)	Notice of Board Meeting convened for quarterly financial results, Buy back of securities, dividend or other benefits to investors.	Stock Exchanges	7 days before the board meeting	No Event	

RELIANCE COMMUNICATION VENTURES LIMITED

6.	Exchange Listing Rules (clause 20 and 41)	Intimation after the Board Meeting for quarterly financial results, Buy back of securities, dividend and other benefits to investors.	Stock Exchanges	Within 15 minutes of the closure of Board Meeting	No Event	
7.	Exchange Listing Rules (clause 35)	Disclosure of Shareholding Pattern	Stock Exchanges	Within 15 days of end of the each Quarter	No Event	
8.	Exchange Listing Rules (clause 36)	Intimation regarding any price sensitive or material information including merger, amalgamation corporate restructuring etc.	Stock Exchange	Promptly	a. Intimation of key changes b. Announcement for Proforma consolidated Q3 financials c. Intimation for completion of listing on Bombay Stock Exchange and National Stock Exchange d. Intimation of the Board meeting to consider Re-organisation of Reliance Communication Group e. Intimation regarding the Board decision to approve the Amalgamation of various companies f. Intimation of approval of resolutions by shareholders through postal ballot	Annexure 2 (a) to (f)
9.	Exchange Listing Rules (clause 47 C)	Certificate of completion of transfer of shares within 30 days of lodgment from Practicing Company Secretary.	Stock Exchanges	Within 30 days of the end of each half year.	No Event	

RELIANCE COMMUNICATION

10.	Exchange Listing Rules (Clause 49)	Unaudited half yearly results (non mandatory)	Shareholders	No time limit	No Event	
		Quarterly Compliance Report on Compliance with the Corporate Governance Guidelines	Stock Exchange	Within 15 days of the close of quarter	No Event	
11.	Exchange Listing Rules (clause 30)	Notice of change in Directorship	Stock Exchange	Promptly	Notice of change in Directors	Annexure 3
12.	SEBI (Substantial Acquisition of Shares and Takeovers) Regulation, 1997 Regulation 8 (3)	Disclosure of Shareholding of person holding more than 15% voting rights and by promoters or every person having control over the company with persons acting in concert.	Stock Exchanges	Within 30 days from (i) the financial year ending 31st March, (ii) the record date for payment of Dividend.	No Event	
13.	SEBI (Insider Trading) (Amendment) Regulation, 2002 Regulation 13.6	Disclosure of the number of shares or voting rights held by any person, director, employee and any change in such holdings	stock exchanges	Within 5 days from receipt of such disclosure from the person, director, officer.	a) Disclosure under Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulation,1992. b) Initial disclosures of Shareholding received from Directors/Officers of the Company	Annexure 4 (i) & 4(ii) Annexure 4 A
14.	SEBI (Disclosure and Investor Protection) Guidelines, 2000 Regulation 8.3.5	Information Memorandum containing prescribed details	stock exchanges	Before Listing of Shares on Stock Exchanges	Information Memorandum submitted to Stock Exchanges	Annexure 5
15.	Secretarial Audit in accordance with SEBI circular No. D&CC/FITTC/CIR-16/2002 dated Dec 31st 2002	Secretarial Audit on Capital Integrity giving reconciliation of securities allowed to be held under electronic mode vis a vis the total capital	Stock Exchange	Within 30 days of the close of quarter	No Event	

Annexure 1

RELIANCE COMMUNICATION VENTURES LIMITED

Regd. Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Notice Pursuant to Section 192A of the Companies Act, 1956

Notice is hereby given, to the Members of Reliance Communication Ventures Limited for passing the following resolutions through Postal Ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001 (including any statutory modification or re-enactment thereof for the time being in force):

Special Business

1. **Increase in the Authorised Share Capital and Alteration of the Memorandum of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution:**

"RESOLVED THAT pursuant to the provisions of Sections 16, 94 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the Authorised Share Capital of the Company of Rs. 650,00,00,000 (Rupees Six Hundred Fifty Crore) divided into 130,00,00,000 (One hundred Thirty Crore) equity shares of Rs. 5 (Rupees Five) each be and is hereby increased to Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to decide on the extent of variation in such rights and to classify and re-classify from time to time such shares into any class of shares.

RESOLVED FURTHER THAT the Memorandum of Association of the Company be and is hereby altered by substituting the existing Clause V thereof by the following Clause V:

V. The Authorised Share Capital of the Company is Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to increase or reduce the capital of the Company and/or the nominal value of the shares and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions with or without voting rights, as may be determined by or in accordance with the Articles of Association of the Company or as may be decided by the Board of Directors or the Company in General Meeting, as applicable, in conformity with the provisions of the Act and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions and to consolidate or sub-divide the shares and to issue shares of higher or lower denominations in such manner as may for the time being be provided by the Articles of Association of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

2. **Increase in the Authorised Share Capital and Alteration of the Articles of Association of the Company**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to the provisions of Section 31 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force), the existing Articles of Association of the Company be and is hereby altered by substituting the existing Article 3 with the following Article:

3. The Authorised Share Capital of the Company is Rs. 1500,00,00,000 (Rupees One Thousand Five Hundred Crore) divided into 200,00,00,000 (Two Hundred Crore) equity shares of Rs. 5 (Rupees Five) each and 100,00,00,000 (One Hundred Crore) unclassified shares of Rs. 5 (Rupees Five) each with the power to the Board to increase or reduce the capital of the Company and/or the nominal value of the shares and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, deferred, qualified or special rights, privileges or conditions with or without voting rights, as may be determined by or in accordance with the Articles of Association of the Company or as may be decided by the Board of Directors of the Company in General Meeting, as applicable, in conformity with the provisions of the Act and to vary, modify, amalgamate or abrogate any such rights, privileges or conditions and to consolidate or sub-divide the shares and to issue shares of higher or lower denominations in such manner as may for the time being be provided by the Articles of Association of the Company.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

3. **Issue of Securities under Employees Stock Option Scheme**

To consider and, if thought fit, to pass, with or without modification(s), the following Resolution as a **Special Resolution:**

"RESOLVED that pursuant to the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 (including any modification or re-enactment thereof for the time being in force), and in accordance with the provisions of the

RELIANCE COMMUNICATION VENTURES LIMITED

Memorandum and Articles of Association of the Company and the regulations/guidelines, prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions, as may be required, and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Company, to create, offer, issue and allot, to or for the benefit of such person(s) as are in the permanent employment and the Directors (including the whole-time Directors) of the Company, at any time, equity shares of the Company and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity linked securities and/or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of the grant of option(s) under Reliance Communication Ventures Employees Stock Option Scheme (ESOS), as placed at the Meeting.

RESOLVED FURTHER that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Company.

RESOLVED FURTHER that ESOS may be operated by the Trustees of any ESOS Trust(s) established by the Company and containing such terms as the Board while establishing the trust(s) deem appropriate.

RESOLVED FURTHER that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, or for the purpose of settling any ESOS Trust(s), the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) (including to amend or modify any of the terms of such issue or allotment), as it may, in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members.

RESOLVED FURTHER that the Board be and is hereby authorised to vary or modify the terms of ESOS in accordance with any guidelines or regulations that may be issued, from time to time, by any appropriate authority unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including the whole-time Directors).

RESOLVED FURTHER that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors, or Chairman of the Company."

4. **Increase in Borrowing Limits**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT the Board of Directors (hereinafter referred to as "the Board" which term shall be deemed to include any Committee which the Board may constitute for this purpose), be and is hereby authorised, in accordance with Section 293(1)(d) of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and the Articles of Association of the Company, to borrow any sum or sums of money (including non fund based facilities) from time to time at their discretion, for the purpose of the business of the Company, from any one or more Banks, Financial Institutions and other persons, firms, bodies corporate, notwithstanding that the monies to be borrowed together with the monies already borrowed by the Company (apart from temporary loans obtained from the Company's Bankers in the ordinary course of business) may, at any time, exceed upto a sum of Rs. 10,000 crore (Rupees Ten Thousand crore) over and above the aggregate of the then paid up capital of the Company and its free reserves (that is to say reserves not set apart for any specific purpose) and that the Board of Directors be and is hereby empowered and authorised to arrange or fix the terms and conditions of all such monies to be borrowed from time to time as to interest, repayment, security or otherwise as they may, in their absolute discretion, think fit.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorised to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary, proper, or desirable and to settle any question, difficulty, doubt that may arise in respect of the borrowing(s) aforesaid and further to do all such acts, deeds and things and to execute all documents and writings as may be necessary, proper, desirable or expedient to give effect to this resolution."

5. **Creation of Charge**

To consider and if thought fit, to pass with or without modification(s), the following resolution as an **Ordinary Resolution**:

"RESOLVED THAT the consent of the Company be and is hereby granted in terms of Section 293(1)(a) and all other applicable provisions of the Companies Act, 1956, (including any statutory modification or re-enactment thereof, for the time being in force), to the Board of Directors(hereinafter referred to as "the Board" which term shall be deemed to include any Committee which the Board may constitute for this purpose) to mortgage and/or charge, in addition to the mortgages/charges created/to be created by the Company, in such form and manner and with such ranking and at such time and on such terms as the Board may determine, on all or any of the moveable and/or immoveable properties of the Company, both present and future and/or the whole or any part of the undertaking(s) of the Company together with the power to take over the management of the business and concern of the Company in certain events of default, in favour of the Lender(s), Agent(s) and Trustee(s)/Trustee(s), for securing the borrowings availed/to be availed by the Company and/or any of the

Company's holding / subsidiary / affiliate / associate company, by way of loan(s) (in foreign currency and/or rupee currency) and Securities (comprising fully/partly Convertible Debentures and/or Non Convertible Debentures with or without detachable or non-detachable Warrants and/or secured premium notes and/or floating rates notes/bonds or other debt instruments), issued/to be issued by the Company, from time to time, subject to the limits approved under Section 293(1)(d) of the Companies Act, 1956, together with interest at the respective agreed rates, additional interest, compound interest in case of default, accumulated interest, liquidated damages, commitment charges, premia on prepayment, remuneration of the Agent(s)/Trustees, premium (if any) on redemption, all other costs, charges and expenses, including any increase as a result of devaluation / revaluation / fluctuation in the rates of exchange and all other monies payable by the Company in terms of the Loan Agreement(s)/Heads of Agreement(s), Debenture Trust Deed(s) or any other document, entered into/ to be entered into between the Company and the Lender(s)/Agent(s) and Trustee(s) / Trustee(s), in respect of the said loans / borrowings / debentures and containing such specific terms and conditions and covenants in respect of enforcement of security as may be stipulated in that behalf and agreed to between the Board of Directors or Committee thereof and the Lender(s)/ Agent(s)and Trustee(s) /Trustee(s).

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or its duly constituted Committee be and are hereby authorised to finalise, settle and execute such documents/ deeds/writings/papers/ agreements as may be required and do all such acts, deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in regard to creating mortgages/charges as aforesaid."

6. **Payment of Commission to Non-Executive Director(s)**

To consider and if thought fit, to pass with or without modification(s), the following resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to Section 309 and all other applicable provisions, if any, of the Companies Act, 1956 ("the Act") and subject to all permissions, sanctions and approvals as may be necessary, approval of the Company be and is hereby accorded for the payment of commission to the Director(s) of the Company who is/are neither in the whole time employment nor managing director(s), in accordance with and upto the limits laid down under the provisions of Section 309(4) of the Act, computed in the manner specified in the Act, for a period of 5 years from the financial year commencing 1st April, 2006, in such manner and upto such extent as the Remuneration Committee of the Board may, from time to time, determine.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board and/or Remuneration Committee constituted by the Board be and are hereby authorised to take all actions and do all such deeds, matters and things, as it may in its absolute discretion deem necessary, proper or desirable and to settle any question, difficulty or doubt that may arise in this regard."

7. **Raising of Resources through Issue of Securities in the International Markets**

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution**:

"(a) RESOLVED THAT pursuant to Section 81(1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) and enabling provisions of the Memorandum and the Articles of Association of the Company and the Listing Agreements with the Stock Exchanges and subject to the provisions of the applicable rules, regulations, guidelines or laws and/or any approval, consent, permission or sanction of the Central Government, Reserve Bank of India and any other appropriate authorities, institutions or Bodies (hereinafter collectively referred to as the "appropriate authorities"), and subject to such conditions as may be prescribed by any one of them while granting any such approval, consent, permission, and / or sanction (hereinafter referred to as the "requisite approvals"), which may be agreed to by the Board of Directors of the Company (hereinafter called the "Board" which term shall be deemed to include any committee which the Board may have constituted or hereinafter constitute to exercise its powers including the power conferred by this resolution), the Board be and is hereby authorised to issue, offer and allot, in International offerings any securities including Global Depositary Receipts and / or American Depositary Receipts convertible into equity shares, preference shares whether Cumulative / Redeemable / Convertible at the option of the Company and / or the option of the holders of the security and / or securities linked to equity shares / preference shares and / or any instrument or securities representing convertible securities such as convertible debentures, bonds or warrants convertible into depositary receipts underlying equity shares/ equity shares / preference shares, (hereinafter referred to as the "Securities") to be subscribed by foreign / domestic investors/institutions and / or corporate bodies/entities including mutual funds, banks, insurance companies and / or individuals or otherwise, whether or not such persons/entities/investors are Members of the Company whether in one or more currency, such issue and allotment to be made at such time or times in one or more tranche or tranches, at par or at such price or prices, and on such terms and conditions and in such manner as the Board may, in its absolute discretion think fit, in consultation with the Lead Managers, Underwriters, Advisors or other intermediaries provided however that the issue of securities as above shall not result in increase of the issued and subscribed equity share capital of the Company by more than 25% of the then issued and outstanding equity shares.

(b) RESOLVED FURTHER THAT without prejudice to the generality of the above, the aforesaid issue of Securities may have all or any terms or combination of terms including as to conditions in relation to payment of interest, additional interest, premia on redemption, prepayment and any other debt service payments whatsoever, and all such other terms as are provided in Securities offerings of this nature including terms for issue of such Securities or variation of the conversion price of the Security during the duration of the Securities and the Company is also entitled to enter into and execute all such arrangements as the case may be with any lead managers, managers, underwriters, bankers, financial institutions, solicitors, advisors, guarantors, depositories, custodians and other intermediaries in such offerings of Securities and to remunerate all such agencies including the payment of commissions, brokerage, fees or payment of their remuneration for their services or the like, and also to seek the listing of such Securities on one or more stock exchanges including international Stock Exchanges, wherever permissible.

(c) RESOLVED FURTHER THAT the Company may enter into any arrangement with any agency or body authorised by the Company for the issue of Securities in registered or bearer form with such features and attributes as are prevalent in capital markets for instruments of this nature and to provide for the tradability or free transferability thereof as per the domestic and / or international practice and regulations, and under the norms and practices prevalent in securities markets.

(d) RESOLVED FURTHER that the Board and/or an agency or body authorised by the Board may issue Depositary Receipt(s) or Certificate(s) or Shares, representing the underlying securities issued by the Company in registered or bearer form with such features and attributes as are prevalent in Indian and/or International capital markets for the instruments of this nature and to provide for the tradability or free transferability thereof, as per the Indian/International practices and regulations and under the norms and practices prevalent in the Indian/International markets.

(e) RESOLVED FURTHER THAT the Securities issued in foreign markets shall be deemed to have been made abroad and / or in the market and / or at the place of issue of the Securities in the international market and may be governed by the applicable laws.

(f) RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to issue and allot such number of shares as may be required to be issued and allotted upon conversion of any Securities referred to in paragraph (a) above or as may be necessary in accordance with the terms of the offering, all such shares being pari passu with the then existing shares of the Company in all respects, as may be provided under the terms of the issue and in the offering document.

(g) RESOLVED FURTHER THAT such of these Securities to be issued as are not subscribed may be disposed off by the Board to such persons and in such manner and on such terms as the Board in its absolute discretion thinks fit in the best interest of the Company and as is permissible at law.

(h) RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of Securities or instruments representing the same, as described in paragraph (a) above, the Board or any Committee thereof be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its absolute discretion deem necessary or desirable for such purpose, including without limitation the entering into of underwriting, marketing and depositary arrangement and institution / trustees / agents and similar agreements / and to remunerate the Managers, underwriters and all other agencies / intermediaries by way of commission, brokerage, fees and the like as may be involved or connected in such offerings of Securities, with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in regard to any such issue or allotment as it may in its absolute discretion deem fit.

(i) RESOLVED FURTHER THAT for the purpose aforesaid, the Board be and is hereby authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities and utilisation of the issue proceeds including but without limitation to the creation of such mortgage / charge under Section 293(1)(a) of the said Act in respect of the aforesaid Securities either on pari passu basis or otherwise or in the borrowing of loans as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

(j) RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or the Chairman or any other Officers / Authorised Representatives of the Company to give effect to the aforesaid resolution."

8. **Increase in limits for FII Investment**

To consider and if thought fit, to pass, with or without modification(s), the following resolution as a **Special Resolution:**

"RESOLVED THAT pursuant to applicable provisions of the Foreign Exchange Management Act, 1999 (FEMA), the Companies Act, 1956 and all other applicable rules, regulations, guidelines and laws (including any statutory modification or re-enactment thereof for the time being in force) and subject to all requisite approvals, permissions and sanctions and subject to such conditions as may be prescribed by any of the concerned authorities while granting such approvals, permissions, sanctions, which may be agreed to by the Board of Directors of the Company and/or a duly authorised Committee thereof for the time being exercising the powers conferred by the Board of Directors (hereinafter referred to as "the Board"), the consent of the Company be and is hereby accorded for investments by Foreign Institutional Investors including their sub-accounts (hereinafter referred to as "the FIIs"), in the shares or debentures convertible into shares of the Company, by purchase or acquisition from the market under the Portfolio Investment Scheme under FEMA, subject to the condition that the total holding of all FIIs put together shall not exceed 74 (seventy four) per cent of the paid up equity share capital or paid up value of the respective series of the convertible debentures of the Company as may be applicable or such other maximum limit as may be prescribed from time to time.

RESOLVED FURTHER THAT the Board be and is hereby authorised to do all such acts, deeds, matters and things and execute all documents or writings as may be necessary, proper or expedient for the purpose of giving effect to this resolution and for matters connected therewith or incidental thereto."

9. **Appointment of Manager**

To consider and if thought fit, to pass, with or without modification(s), the following resolution as an **Ordinary Resolution:**

"RESOLVED THAT in accordance with the provisions of Sections 198, 269, 387 and all other applicable provisions, if any, read with Schedule XIII to the Companies Act 1956, and subject to all such sanctions, as may be necessary, the consent of the Company be and

is hereby accorded to the appointment of Shri Hasit Shukla as the Manager of the Company for a period of 05 (five) years commencing from February 8, 2006 on the terms and conditions including remuneration set out in the Agreement to be entered into between the Company and Shri Hasit Shukla, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors (hereinafter referred to as "Board" which term shall be deemed to include any Committee of the Board constituted to exercise its powers including powers conferred by this resolution) to alter and vary the terms and conditions of the said appointment and/or Agreement, as may be agreed to between the Board and Shri Hasit Shukla, so as not to exceed the limits specified in Schedule XIII to the Companies Act, 1956 or any amendments thereto.

RESOLVED FURTHER THAT in the event of loss or inadequacy of profits in any financial year during the currency of tenure of Shri Hasit Shukla, as Manager, the remuneration and perquisites set out as aforesaid be paid or granted to him as minimum remuneration and perquisites provided that the total remuneration by way of salary, perquisites and other allowances shall not exceed the applicable ceiling limit in terms of Schedule XIII to the said Act as may be amended from time to time or any equivalent statutory re-enactment thereof for the time being in force.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take all such steps as may be necessary, proper or expedient to give effect to this resolution."

10. **Shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa**

To consider and, if thought fit, to pass with or without modification(s), the following Resolution as a **Special Resolution**:

"RESOLVED THAT pursuant to the provisions of Section 17 and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) and subject to confirmation of the Company Law Board the existing Clause II in the Memorandum of Association of the Company be substituted as under:

II. The Registered Office of the Company will be situated in the State of Goa.

RESOLVED FURTHER THAT on the confirmation by the Company Law Board, the Registered Office of the Company be transferred from the State of Maharashtra to the State of Goa.

RESOLVED FURTHER THAT effect may be given to this resolution, at such time and in such manner as the Board of Directors of the Company considers appropriate and the Board of Directors of the Company be and is hereby authorised to take all such steps and actions and give such directions, as may be in its absolute discretion deem necessary and to settle any question that may arise in this regard."

Registered Office:
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Mumbai, February 20, 2006

By Order of the Board
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Notes:

1. The relative Explanatory Statement pursuant to Sections 173(2) and 192A(2) of the Companies Act, 1956 setting out material facts is annexed hereto.
2. The Board of Directors at its meeting held on February 8, 2006 has appointed Shri Anil Lohia, Chartered Accountant as the Scrutinizer to receive and scrutinize the completed Ballot Papers from the Members. The Postal Ballot Form and the self addressed business reply envelope are enclosed for use of the Members.
3. You are requested to carefully read the instructions printed in the Postal Ballot Form and return the Form duly completed with the assent (for) or dissent (against), in the attached pre-paid envelope, so as to reach the Scrutinizer on or before March 29, 2006 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member. The Scrutinizer will submit his report to the Chairman of the Company after completion of the scrutiny and the results of postal ballot will be announced on Friday, March 31, 2006, at the Registered Office of the Company at H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710 at 5.00 p.m.
4. All documents referred to in the accompanying Notice and the Explanatory Statement are open for inspection at the Registered Office of the Company during the office hours on all working days except Saturdays between 11.00 a.m. and 1.00 p.m., up to March 29, 2006.

Explanatory Statement under Sections 173(2) and 192A(2) of the Companies Act, 1956.

Item Nos. 1 & 2 - Increase in the Authorised Share Capital

The Company, in order to meet its growth objectives and to strengthen its financial position, may be required to generate long term resources by issuing securities. It is therefore deemed appropriate to increase the Authorised Share Capital of the Company from Rs. 650 crore to Rs. 1,500 crore and for that purpose, the Memorandum of Association and the Articles of Association of the Company are proposed to be suitably altered as set out at Item Nos. 1 and 2 of the accompanying Notice.

The provisions of the Companies Act, 1956 require the Company to seek the approval of the Members for increase in the authorised share capital and for the alteration of capital clause of the Memorandum of Association and the Articles of Association of the Company.

The Board of Directors accordingly recommend the resolutions set out at Item Nos. 1 and 2 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolutions.

Item No 3 - Employee Stock Option Scheme

The human resource plays a vital role in the growth and success of an organisation. The Board has identified the need to reward the employees and to enable them to participate in the future growth and financial success of the Company, has proposed to offer the employees an option to acquire the equity shares of the Company under Employee Stock Option Scheme (ESOS).

In view of the above, the Board has formulated an ESOS in accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 under which the maximum number of equity shares of the Company that could be created, offered, issued and allotted under ESOS should not exceed five percent of the issued equity shares of the Company, as on the date(s) of the grant of option(s) under ESOS. The Board has accordingly decided to seek the approval of the Members for the same.

The salient features of the ESOS are set out below:

Total number of options/shares that could be issued under ESOS: Upto five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s) to Eligible Employee [being employee/Director (including whole-time Director) of the Company, its subsidiary companies and holding company, if any].

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee(s).

Grant Date: The date of the Meeting of the Board/Committee approving the grant of option(s).

Eligibility for grant of options:

(a) Persons as are in the permanent employment of the Company, its subsidiary companies and holding company in such grade and with such experience / association with the Company, as may be decided by the Board/Committee.

(b) Directors (including whole-time Directors) of the Company, its subsidiary companies and holding company at any time.

Employees not eligible for grant of options:

An employee who is a promoter or belongs to the promoter group or a director who either by himself or through his relative or through any body corporate, directly or indirectly holds more than 10 per cent of the outstanding equity shares of the Company at the time of granting of option shall not be eligible to participate in ESOS.

Vesting, requirements of vesting and maximum period of vesting: The vesting period shall commence on the expiry of one year from the Grant Date and may extend up to four years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in tranches subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the employees/Directors and their continued employment with the Company, as the case may be, unless such employment is discontinued on account of death, permanent/total disability or on retirement.

If the employee/Director (including whole-time Director) voluntarily terminates employment with the Company, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the employee/Director (including whole-time Director) of the Company who has resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by the Company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company's equity shares on the date prior to the date of the Meeting of the Board/Committee at which options are granted or at such price as the Board/Committee may determine on the date(s) of grant of option(s).

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the employees and the Directors (including whole-time Directors) under ESOS based on evaluation of the employees/Directors on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options granted to any Eligible Employee in a year will not exceed 0.05% of the issued equity shares of the Company at the time of granting of the options. The aggregate of all such options granted shall not exceed five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s).

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company follows the intrinsic value method for computing the compensation cost, if any, for the options granted. The difference between the compensation cost so calculated and compensation cost that would have been recognised if the Company had used fair value method and its impact on the profits and earnings per share would be disclosed in the Directors' Report. The fair value would be determined using the Black-Scholes model.

In terms of the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS, not exceeding in aggregate, five per cent of the number of issued equity shares of the Company, from time to time, as on the date(s) of grant of option(s) under ESOS.

The Board may, in its absolute discretion, provide for an appropriate ESOS to be operated through any ESOS Trust, which shall be governed and operated in terms of the provisions stipulated therein.

The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including whole-time Directors).

The Board of Directors accordingly recommend the resolution set out at Item No. 3 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

All the Directors of the Company except Shri Anil D. Ambani may be deemed to be concerned or interested in this resolution to the extent of the benefit they may derive under ESOS.

Item No. 4 - Increase in Borrowing Limits

In terms of the provisions of Sections 293(1)(d) of the Companies Act, 1956, the Board of Directors of the Company, cannot except with the consent of the Company in general meeting, borrow moneys, apart from temporary loans obtained from the Company's bankers in the ordinary course of business, in excess of aggregate of the paid up capital and its free reserves that is to say reserves not set apart for any specific purpose.

Keeping in view the Company's business requirements and its growth plans, it is considered desirable to increase the said borrowing limits.

The Board of Directors accordingly recommend the resolution set out at Item No. 4 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No 5 - Creation of Charge

The borrowings by a Company, in general, is required to be secured by mortgage or charge on all or any of the movable or immovable properties of the Company in such form, manner and ranking as may be determined by the Board of Directors of the Company from time to time, in consultation with the lender(s).

The mortgage and/or charge on any of the movable and/or immovable properties and/or the whole or any part of the undertaking(s) of the Company, to secure borrowings of the Company or of any of its holding, subsidiary, affiliate or associate company, with a power to the charge holders to take over the management of the business and concern of the Company in certain events of default, may be regarded as disposal of the Company's undertaking(s) within the meaning of Section 293(1)(a) of the Companies Act, 1956. Hence, it is necessary for the Members to pass a resolution under the said Section.

The Board of Directors accordingly recommend the resolution set out at Item No. 5 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 6 - Payment of Commission to Non-Executive Directors

The Board at its meeting held on February 8, 2006 adopted the "Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct" which emphasises Company's adherence to the globally acclaimed best corporate governance principles. The said principles, inter alia, envisage a performance driven remuneration policy.

The Chairman and the non executive Directors are required to devote more time and attention, more so with the requirements of the revised Corporate Governance Policies. The Board therefore recognizes the need to suitably remunerate the Director(s) of the Company who are neither in the whole time employment nor managing director(s) with such commission upto a ceiling of 1% (if the Company has a managing or whole time director or manager) or 3% (if the Company has no managing or whole time director or manager) of the net profits of the Company, every year, computed in the manner specified in the Act, or such other limit as may be approved by the Central Government, for a period of 5 years from the financial year commencing 1st April, 2006. The quantum of the said commission will be apportioned amongst the non executive Directors commensurate with their respective performance, which will be adjudged by the Remuneration Committee of the Board, based on pre-defined qualitative and quantitative parameters.

The Board of Directors accordingly recommend the resolution set out at Item No. 6 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

All the non executive Directors of the Company, may be deemed to be concerned or interested in this resolution to the extent of commission that may be payable to them from time to time.

Item No. 7 - Raising of Resources through Issue of Securities in the International Markets

The Company, in order to enhance its global competitiveness, and increase the ability to compete with the peer group in domestic and international markets, needs to strengthen its financial position by augmenting long term resources. To achieve the significant competitive advantages, through easy access to large amounts of international capital, with extended maturities, at optimal costs, the Company may need to issue Securities in the international markets, as contemplated in the resolution and as may be decided by the Board and found to be expedient and in the interest of the Company.

The detailed terms and conditions of the Issue as and when made will be determined by the Board of Directors in consultation with the Merchant Bankers, Lead Managers, Advisors, Underwriters and other experts in accordance with the applicable provisions of law.

The proposed issue of Securities as above may be made in one or more tranches, in the international market in one or more currency, such that the Securities to be issued shall not result in increasing the then issued and outstanding equity shares of the Company by more than 25%. The issue price of the security to be issued in the proposed offerings will be determined by the Board of Directors at the time of the offer depending on the then prevailing market conditions and the applicable regulations. The Securities will be listed on such International / Indian Stock Exchanges as the Board may be advised and as it may decide.

Section 81(1A) of the Companies Act, 1956, provides, inter alia, that where it is proposed to increase the subscribed share capital of the Company by allotment of further shares, such further shares shall be offered to the persons who on the date of the offer are holders of the equity shares of the Company, in proportion to the capital paid up on those shares as of that date unless the Members decide otherwise. The Listing Agreements with the various Stock Exchanges also provide that the Company shall issue or offer in the first instance all Securities to the existing equity shareholders, unless the Members decide otherwise. The Special Resolution seeks the consent and authorisation of the Members to the Board of Directors to make the proposed issue of Securities and in the event it is decided to issue Securities convertible into equity shares, to issue to the holders of such convertible Securities in such manner and such number of equity shares on conversion as may be required to be issued in accordance with the terms of the issue.

This Special Resolution gives (a) adequate flexibility and discretion to the Board to finalise the terms of the issue, in consultation with the Lead Managers, Underwriters, Legal Advisors and experts or such other authority or authorities as need to be consulted including in relation to the pricing of the Issue which will be fixed keeping in view the then prevailing market conditions and in accordance with the applicable provisions of rules, regulations or guidelines, and (b) powers to issue and market any Securities issued pursuant to the international offer including the power to issue such Securities in such tranche or tranches with / without voting rights.

The Board of Directors accordingly recommend the resolution set out at Item No. 7 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 8 - Increase in limits for FII Investment

The foreign institutional investors (FIIs) have assumed a crucial role in the Indian capital market. It is proposed to facilitate greater FII investment in the Company, which would not only provide depth and liquidity to the Company's shares but will also reflect the Company's commitment to the highest standards of disclosures, transparency, and corporate governance, its operational efficiencies, global competitiveness, and proven management track record, which are the preferred investment qualifications for FIIs.

In terms of the provisions of Portfolio Investment Scheme under the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, the Foreign Institutional Investors (FIIs) may invest in the equity shares / convertible debentures up to the sectoral cap / statutory limit as applicable to the Indian companies, subject to the approval of the Board of Directors and approval of Members of the Company by way of a special resolution.

The Board of Directors of the Company at its meeting held on February 8, 2006, inter alia, proposed, subject to the approval of Members by way of a special resolution, to enhance the said FII investment limit to 74 per cent of the paid up Equity Capital or paid-up value of the respective series of the convertible Debentures of the Company.

The resolution set out at Item No. 8 of the accompanying Notice will enable the FIIs, who are considered to be prudent investors, to acquire shares of the Company through authorised dealers within the revised ceiling under the Portfolio Investment Scheme of the Reserve Bank of India.

The Board of Directors accordingly recommend the resolution set out at Item No. 8 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 9 - Appointment of Manager

The Board of Directors of the Company at their meeting held on February 8, 2006, have, subject to the approval of the Members in general meeting and the Central Government, if required, appointed Shri Hasit Shukla as Manager of the Company for a period of 05 (five) years commencing from February 8, 2006 on the remuneration determined by the Remuneration Committee of the Board of Directors. Shri Hasit Shukla aged 44 years is a commerce and law graduate and a fellow member of the Institute of Company Secretaries of India. He has over two decades of experience in corporate secretarial, legal, finance and managerial functions. The remuneration payable to and the terms of appointment of Shri Hasit Shukla as Manager of the Company during the tenure of his appointment will comprise salary, allowances and the other perquisites, the aggregate monetary value of such salary, allowances and perquisites being limited to Rs. 35,00,000 (Rupees Thirty Five Lakh) per annum. The perquisites and allowances payable to Shri Hasit Shukla will include Company owned / Leased Accommodation or House Rent allowance in lieu thereof, medical reimbursements, leave travel concession for self and his family including dependants; medical insurance and such other perquisites and / or allowances within the amount specified above. The said perquisites and allowances shall be evaluated, wherever applicable, as per the Income Tax Act, 1961 or any Rules thereunder (including any statutory modification(s) or re-enactment thereof, for the time being in force). However Company's contribution to Provident Fund, Superannuation or Annuity Fund to the extent these singly or together are not taxable under the Income Tax Act, 1961 and Gratuity payable and encashment of leave at the end of the tenure, as per the rules of the Company, shall not be included in the computation of limits for the remuneration. In addition to the above, Shri Hasit Shukla shall also be eligible to an annual increment not exceeding 25% on the last drawn salary, perquisites and allowances during his tenure as Manager. Shri Hasit Shukla fulfils the conditions for eligibility contained in Part I of Schedule XIII to the Companies Act, 1956. The terms and conditions of appointment and payment of remuneration are set out in the Agreement to be entered into between the Company and Shri Hasit Shukla. The Board or any Committee thereof, subject to requisite approval(s), if necessary, is entitled and authorised to revise at any time, the salary, allowances and perquisites payable to the Manager of the Company such that the overall remuneration payable to the Manager of the Company shall not exceed the limits specified above. Either party may terminate the aforesaid Agreement by giving three months prior notice of termination in writing to the other party.

The draft Agreement to be entered into between the Company and Shri Hasit Shukla is available for inspection at the Registered Office of the Company on all working days except Saturdays between 11.00 a.m. and 1.00 p.m. upto March 29, 2006.

The Board of Directors accordingly recommend the resolution set out at Item No. 9 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Item No. 10 - Shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa

The Registered Office of the Company is presently situated in the State of Maharashtra. As a measure of rationalisation, it is proposed to shift the Registered Office from the State of Maharashtra to the State of Goa.

Section 17 of the Companies Act, 1956 provides that for the shifting the Registered Office of the Company from one State to another, approval of the members by way of Special Resolution and confirmation by the Company Law Board is required. Further, pursuant to Section 192A of the Companies Act, 1956, such Special Resolution is required to be passed by means of a postal ballot.

The Board of Directors accordingly recommend the resolution set out at Item No. 10 of the accompanying Notice for the approval of the Members. Your approval is sought by voting by Postal Ballot in terms of the provisions of Section 192A of the Companies Act, 1956, read with the provisions of the Companies (Passing of Resolutions by Postal Ballot) Rules, 2001.

None of the Directors of the Company is, in any way, concerned or interested in the said resolution.

Registered Office:	**By Order of the Board**
H Block, 1st Floor	For Reliance Communication Ventures Limited
Dhirubhai Ambani Knowledge City	
Navi Mumbai 400 710	Hasit Shukla
	Company Secretary

Mumbai, February 20, 2006

Annexure – 2(9)

Reliance Infocomm
A New Way Of Life

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tel: (91) 022-3038 6286 Fax: (91) 022-3037 6622

10TH February 2006

Shri Sanjay Golecha,
General Manager, Corporate Services
The Stock Exchange, Mumbai
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001
Telephone: 2272 1121/ 1122
Facsimile: 2272 2037/2039/2041/2061/3719

Shri Hari K.,
Asst. Vice President
National Stock Exchange of India Ltd.,
Exchange Plaza
Bandra – Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8100/ 5641 8100
Facsimile: 2659 8237 / 8238

Dear Sirs,

Sub: Intimation of key changes

In continuation of letter dated February 8, 2006, we wish to inform you as under:

1. The Registered Office of the Company has been shifted to H Block, 1st floor, Dhirubhai Ambani Knowledge City (DAKC), Navi Mumbai-400 710, Phone No. +91 22 3038 6286, Fax No. +91 22 3037 6622.

2. The address of the Corporate Office of the Company is Reliance Centre, 19, Walchand Hirachand Marg, Ballard Estate, Mumbai – 400 038, Phone No. +91 22 3032 7409, Fax No. +91 22 3032 7896.

3. The undersigned has been appointed as the Company Secretary and the Compliance Officer of the Company by the Board of Directors \of the Company.

4. All the earlier powers and authorities delegated by the erstwhile management prior to February 7, 2006 stand withdrawn and revoked.

We request you kindly to address all your correspondence at the changed addresses as mentioned above.

Please acknowledge the receipt.

Thanking you.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

MEMBER
Reliance Infocomm
A New Way Of Life
RELIANCE GROUP

Annexure 2 (b)

Reliance
Anil Dhirubhai Ambani Group

Media Release

RELIANCE COMMUNICATIONS VENTURES LTD. ANNOUNCES PROFORMA CONSOLIDATED Q3 FINANCIALS

REVENUES OF Rs 3,327 CRORE (US$ 749 MILLION)

EBITDA OF Rs 848 CRORE (US$ 190 MILLION)

CASH PROFIT OF Rs 720 CRORE (US$ 162 MILLION)

NET PROFIT OF Rs 310 CRORE (US$ 70 MILLION)

Mumbai, February 21, 2006: Reliance Communications Ventures Ltd. (RCVL), one of the four Reliance – Anil Dhirubhai Ambani Group companies formed on the reorganization of the Reliance group, today announced unaudited proforma consolidated results for the latest quarter ended December 31, 2005.

The highlights of financial performance are:

- **Total revenues of Rs 3,327 crore (US$ 749 million)**
- **EBITDA of Rs 848 crore (US$ 190 million)**
- **Cash profit of Rs 720 crore (US$ 162 million)**
- **Net profit of Rs 310 crore (US$ 70 million)**

The net profit of Rs. 310 crore (US$ 70 million) for Q3 ended December 31, 2005, compares with a net loss of Rs. 250 crore (US$ 56 million) for Q1 ended June 30, 2005, being the period prior to the announcement of restructuring and demerger of the Reliance group.

These proforma numbers are based on financial performance of all companies in the RCVL group, including inter alia Reliance Infocomm Ltd., Reliance Communications Infrastructure Ltd., FLAG Telecom, and Reliance Telecom (prior to adjustment for minority interests).

As the company was not in existence in the financial year 2004-05, there are no comparable figures for the preceding year.

RCVL is not yet a listed company, and to that extent, disclosure of quarterly financial results is statutorily not required to be made.

Media Release

Reliance
Anil Dhirubhai Ambani Group

This disclosure is voluntarily being made to uphold the highest standards of transparency and corporate governance, for the benefit of over 20 lakh Reliance investors, who have become RCVL shareholders, as a result of the scheme of arrangement of Reliance Industries Ltd. (RIL) approved by the Hon'ble High Court of Judicature at Bombay in December 2005.

As already announced, RCVL is expected to be listed on the BSE and NSE in the week beginning March 6, 2006, subject to regulatory and other approvals.

Proforma Consolidated Results of RCVL:

(in Rs crore)

	Q1 FY06	Q2 FY06	Q3 FY06
Total Revenues	**2,540**	**2,787**	**3,327**
Access and IUC	714	819	832
Total Operating Expenses	1,518	1,390	1,449
Licence Fee	141	162	198
Total Cost	2,373	2,371	2,479
EBITDA	**167**	**416**	**848**
Net Interest	35	54	128
Depreciation & Amortisation	376	379	398
Cash Profit from Operations	132	362	720
PBT	**-244**	**-17**	**322**
Tax	6	1	12
PAT	**-250**	**-18**	**310**

Annexure 2 (C)

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386286 Fax: (91) 022-3037 6622

March 06, 2006

The Secretary
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza,
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub. Media Release – Listing of 4 Reliance – Anil Dhirubhai Ambani Group companies completed in record time of less than 4 weeks.

We enclose a media release being issued in the captioned matter, which is self explanatory.

You are requested to inform your members accordingly.

Thanking You,

Yours Faithfully,

For Reliance Communication Ventures Limited

[signature]

Hasit Shukla
Company Secretary

Encl: As above

RCoVL/MR/2006/01

MEDIA RELEASE

Reliance Communications lists on BSE and NSE

Listing of 4 Reliance – Anil Dhirubhai Ambani Group compaies completed in record time of less than 4 weeks

Birth of Reliance - ADAG creates value of Rs. 70,000 crore (US$ 16 billion) for over 2 million Reliance shareholders

Reliance – ADAG emerges among top 3 business houses in the country on all major financial and operational parameters

Mumbai, March 6, 2006: Reliance Communications Ventures Ltd. (RCVL), India's leading integrated telecommunications company, a member of the Reliance – Anil Dhirubhai Ambani group, was listed today at the Bombay Stock Exchange and National Stock Exchange.

This completes the listing of all 4 Reliance – ADAG companies arising from the demerger of Reliance Industries Ltd. (RIL), **in a record time of less than 4 weeks** from the date Reliance – ADAG received control of these companies.

The 4 Reliance – ADAG companies are:

- Reliance Communications Ventures Ltd.
- Reliance Natural Resources Ltd.
- Reliance Energy Ventures Ltd.
- Reliance Capital Ventures Ltd.

The birth of Reliance - ADAG has created unprecedented value for over 2 million Reliance shareholders, generating incremental wealth of over Rs. 70,000 crore (US$ 16 billion) – which in less than 9 months is nearly equal to RIL's entire market capitalization built over 28 years.

Reliance – ADAG has emerged among the top 3 business houses in the country, on all major financial and operational parameters:

- **Net Worth of Rs. 25,000 crore (US$ 6 billion)**
- **Operating Profit of over Rs. 5,000 crore (US$ 1.1 billion)**
- **Market Capitalisation of over Rs. 86,000 crore (nearly US$ 20 billion)**
- **Over 25 million customers**
- **Over 8 million shareholders**

Notes:

1. Operating profit is based on annualized profit for quarter ended 31st December, 2005.

2. Market capitalization is based on fully diluted equity share capital, and includes imputed value for RCoVL assuming 100% ownership of all telecom assets on indicative basis, though presently RCoVL holds less than 100% shareholding in its operating companies.

Annexure 2 (d)

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

March 11, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Board Meeting to consider reorganisation of Reliance Communication Ventures Limited group, including amalgamation of certain companies, and including in particular, Reliance Infocomm Limited with the Company.**

We wish to inform you that a meeting of the Board of Directors of Reliance Communication Ventures Limited (the 'Company') is scheduled to be held on **Sunday, the 12th March, 2006** inter alia, to consider a proposal for the Reorganisation of the Reliance Communication Ventures Limited group of companies, including **amalgamation of certain companies, including in particular, Reliance Infocomm Limited, with the Company,** pursuant to a scheme of amalgamation under sections 391-394 of the Companies Act, 1956.

The aforesaid Reorganisation, if approved by the Board, shall be subject to all requisite permissions, sanctions and approvals, including in particular the approval by the shareholders of all the concerned companies.

We shall inform you the decision of the Board after conclusion of the meeting.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Cc to: National Securities Depository Limited – Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No. 2272 3199

RELIANCE COMMUNICATION VEN...

Annexure - 2 (e)
Acknowledgment Copy

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22-3038 6286 Fax: (+91) 22-3037 6622

March 12, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCVL

Dear Sir,

Sub: **Board Meeting to consider reorganisation of Reliance Communication Ventures Limited group, including amalgamation of certain companies, and including in particular, Reliance Infocomm Limited with the Company**

Further to our letter of March 11, 2006, we wish to inform you that the Board of Directors of Reliance Communication Ventures Limited (the 'Company' or 'RCVL') at its meeting held today i.e. Sunday, the 12th March, 2006, inter alia, approved a proposal for the Reorganisation of the Reliance Communication Ventures Limited group of companies, comprising, inter alia, amalgamation of Reliance Infocomm Limited, Reliance Business Management Private Limited, Ambani Enterprises Private Limited, Panther Consultants Private Limited, Reliance Communication Solutions Private Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited and Formax Commercial Private Limited (the "Transferor Companies").

The Scheme of Amalgamation, as approved by the Board of Directors of the respective Companies, envisages cancellation of cross holdings and issue of 82.15 crore Equity Shares of Rs. 5 each of the Company to the Shareholders of the Transferor Companies as consideration for the proposed acquisition. The Scheme will be subject to all necessary permissions, sanctions and approvals, including inter alia, of shareholders, lenders, stock exchanges, High Courts, regulatory authorities, etc.

The proposed Scheme of re-organisation will be prospective, and take full effect from April 1, 2006.

The proposed re-organisation is based on independent valuations provided by KPMG India Pvt. Limited, an internationally renowned financial services firm and JM Morgan Stanley Private Limited, a reputed investment bank. Trammell Crow Meghraj Private Limited advised on the property valuation.

We also enclose a copy of the media release being issued in the above matter.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

NSEIL
13 MAR 2006
Contents not Verified

Encl: As above.
Cc to: National Securities Depository Limited -- Fax No. 2497 2993 / 6351
Central Depository Services (India) Limited – Fax No. 2272 3199

Annexure 2(F)

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tele.+91-22-3038 6286 Fax: +91-22-3037 6622

RECEIVED
2006 APR 10 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 31, 2006

Shri S. Subramanian
DCS-CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax. No: 2272-2037 /39 /41 /61 /3121/3719
BSE Scrip Code: 532712

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659-8237 / 38
NSE Symbol: RCVL

Dear Sirs,

Sub: Declaration of result of Resolutions passed through Postal Ballot

We refer to our letter dated March 1, 2006 enclosing therewith the Postal Ballot Notice dated February 20, 2006 together with Postal Ballot Form sent to the Members of the Company for seeking their approval to the transactions listed therein, by postal ballot pursuant to Section 192A of the Companies Act, 1956 read with the Companies (Passing of Resolution by Postal Ballot) Rules, 2001.

Shri Anil Lohia, Chartered Accountant appointed as Scrutinizer by the Board of Directors at their meeting held on February 8, 2006, had submitted his report dated March 30, 2006 on postal ballot forms received from the members, to the Chairman of the Company. Based on the report submitted by the Scrutinizer, the Chairman has declared the result on March 31, 2006, of the resolutions passed through postal ballot.

The following resolutions are carried with requisite majority:

Resolution No. as given in Postal Ballot Notice dated 20.02.2006	Type of Resolution	Description
1	Ordinary Resolution	For increasing the Authorised Share Capital and alteration of Clause V of the Memorandum of Association of the Company
2	Special Resolution	For alteration of Article 3 of the Articles of Association of the Company for increasing the Authorised Share Capital
3	Special Resolution	For issue of securities under Employees Stock Option Scheme
4	Ordinary Resolution	For increasing the borrowing limits of the Company
5	Ordinary Resolution	For creation of mortgage/charge on the Company's assets
6	Special Resolution	For payment of commission to Director(s) who are neither in the whole time employment nor managing director(s)
7	Special Resolution	For issue of securities in the international markets in one or more currencies, to persons/entities, whether or not members of the Company

RELIANCE COMMUNICATIO

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
Tele.+91-22-3038 6286 Fax: +91-22-3037 6622

Resolution No. as given in Postal Ballot Notice dated 20.02.2006	Type of Resolution	Description
8	Special Resolution	For increase in limit of FIIs investment upto 74% of the paid-up equity capital of the Company
9	Ordinary Resolution	For appointment of Manager of the Company
10	Special Resolution	For shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa

Kindly take the same on your record.

Yours faithfully
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

ANNEXURE 3
9/6

RELIANCE COMMUNICATION VENTURES LIMITED

Regd.Office : 3rd Floor, Maker Chambers-IV, 222, Nariman Point, Mumbai 400 021

February 7, 2006

BOMBAY STOCK EXCHANGE LIMITED
SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 8/2/06 11:36

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Tower
Dalal Street
Mumbai 400 001

Kind Attn: Shri Sanjay Golecha, General Manager – Listing

National Stock Exchange of India Limited
Exchange Plaza, C-1 Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Kind Attn: Shri K Hari, Assistant Vice President, Listing Department

Dear Sirs,

Sub: Media Release

We enclose a copy of the Media Release issued today with regard to reconstitution of the Board of Directors of the Company.

Thanking you,

Yours faithfully
For **Reliance Communication Ventures Limited**

Authorised Signatory

Encl: As above.

RELIANCE COMMUNICATION VENT

Annexure (1)

Media Release

Reliance

RELIANCE – ANIL DHIRUBHAI AMBANI GROUP WELCOMES DIRECTORS ON THE BOARDS OF FOUR GROUP COMPANIES

Mumbai, 8th February 2006: The Board of Directors of the following Reliance – Anil Dhirubhai Ambani Group Companies held their respective meetings today:

- Reliance Capital Ventures Limited
- Reliance Energy Ventures Limited
- Reliance Natural Resources Limited
- Reliance Communication Ventures Limited

At the respective meetings held today, the Boards welcomed the appointment of Shri Anil D. Ambani as the Chairman of the Company.

Reliance Communication Ventures Limited:

The Board welcomed Shri S.P.Talwar and Shri J. Ramachandran as Directors of the Company.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Shri J. Ramachandran is Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a qualified Chartered and Cost Accountant and obtained his doctorate from the Indian Institute of Management, Ahmedabad. He has served as a consultant to various multinational and Indian companies including Hewlett Packard, Wipro, Infosys and LIC.

Reliance Natural Resources Limited:

The Board welcomed Shri S.L. Rao, Shri Bakul Dholakia and Shri J.L.Bajaj as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri Bakul Dholakia is currently Director of Indian Institute of Management, Ahmedabad. He is a consultant to several national and international organizations, Board Member of Reserve Bank of India (Western Area), Member of National Productivity Council, and external director on the Boards of ONGC and Mahanagar Gas.

Shri J.L. Bajaj is former Chairman of Uttar Pradesh Electricity Regulatory Commission (UPERC). He is a retired Secretary in the Department of Economic Affairs, Ministry of Finance, Government of India and is currently the Chairman of the Administrative Reforms and Decentralisation Commission of the Government of Uttar Pradesh. He has held various senior level positions in central and state government entities and has authored a number of books and articles.

Reliance Energy Ventures Limited:

The Board welcomed Shri S.L. Rao and Shri V.R.Galkar as Directors of the Company.

Shri S.L.Rao was the first Chairman of the Central Electricity Regulatory Commission (CERC) in 1998. He is currently Chairman, Board of Governors of the Institute for Social and Economic Change, Bangalore; Distinguished Visiting Fellow at The Energy and Resources Institute (TERI); a widely read newspapers columnist, writer and speaker on management, consumer markets, the economy and energy issues.

Shri V.R.Galkar is the former Executive Director (Investment), Life Insurance Corporation of India. He was with LIC for the about 22 years and handled various assignments such as Planning, Housing Finance, Marketing, etc. during his tenure.

Reliance Capital Ventures Limited:

The Board welcomed the appointment of Shri Rajendra P. Chitale and Shri S.P. Talwar as Directors of the Company.

Shri Rajendra P. Chitale is an eminent Chartered Accountant and Managing Partner, M/s M. P. Chitale & Co. He is a Director on the Boards of National Stock Exchange of India Ltd (NSE), Asset Reconstruction Company (India) Ltd, and Gujarat Ambuja Cements Ltd. He is also a member of the Takeover Panel, Securities and Exchange Board of India, the Company Law Advisory Committee of Government of India, and the Advisory Group on Derivatives, Securities and Exchange Board of India.

Shri S. P. Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

The resignation of RIL's nominees, Shri Sandeep Tandon and Shri L.V. Merchant, from the Boards of all four companies was also noted.

Ann. 4 (i)

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386286 Fax: (91) 022-3037 6622

15th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from M/s Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited.

Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited vide its letter dated 10th February, 2006 has infomed the Company, that they have acquired 31,16,91,896 equity shares of Rs. 5 /- each through off-market purchase which together with its existing holding of 126 equity shares of Rs.5/- each represent 25.48% of the paid-up equity share capital of the Company.

The disclosure in the prescribed format (Form C) as required in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Kindly acknowledge receipt.

NSEIL
16 FEB 2006
Contents not Verified

Thanking you,

Yours faithfully,
For **RELIANCE COMMUNICATION VENTURES LIMITED**

AUTHORISED SIGNATORY

MEMBER
Reliance Infocomm
RELIANCE GROUP

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6)

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/sale (No. of shares)	No. & % of shares/voting rights acquired/~~sold~~	Receipt of allotment advice/acquisition of shares/sale ~~of shares~~ – specify	Date of intimation to company	Mode of acquisition on (market purchase/public/rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/sale	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity (No. of shares)	Buy value	Sell quantity	Sell value
Anadha Enterprise Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shares	27,02,92,719 equity shares (22.10%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	27,02,92,782 equity shares (22.10%)	Direct	Off market	27,02,92,719 equity shares (22.10%)	NA	-	-
Bhavan Merchantile Private Limited Reliance Energy Centre, Santacruz (east) Mumbai 400 055	63 equity shars	4,13,99,186 equity shars (3.38%)	Acquisition of shares on 06.02. 06	10.02.06	Inter-se transfer among Group	4,13,99,249 equity shares (3.38%)	Direct	Off market	4,13,99,186 equity shares (3.38%)	NA	-	-

Date: February 15, 2006
Place: Mumbai

For Reliance Communication Ventures Limited

Authorized Signatory

RELIANCE COMMUNICATION VENTURES LIMITED

Annexure 4 (ii)

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel:(91) 022-30386290 Fax: (91) 022-3037 6622

25th February, 2006

The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

Dear Sirs,

Re: **Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.**

This is to inform you that the Company has received disclosure in terms of Regulation 13(3) of the SEBI (Prohibition of Insider Trading) Regulations, 1992 from Bhavan Mercantile Private Limited.

Bhavan Mercantile Private Limited vide its letter dated 20th February, 2006 has informed the Company, that they have acquired 11,45,56,704 equity shares of Rs. 10 /- each, by way of inter-se transfer amongst group. As on the date of such acquisition the shares of the Company are unlisted.

The disclosure in terms of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 is attached.

Thanking you,

Yours faithfully,

For **RELIANCE COMMUNICATION VENTURES LIMITED**

AUTHORISED SIGNATORY

Amm. 4 A

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

22nd March, 2006

Shri S. Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort,
Mumbai – 400 001

Fax :- 2272 2037/39/41/61/3121/3719
BSE Script code : 532712

To
Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (East)
Mumbai 400 051

Fax :- 2659 8237/ 38
NSE Symbol :- RCVL

Dear Sir,

Sub. :- Initial Disclosure as required under SEBI (Prohibition of Insider Trading) Regulations, 1992

With reference to above captioned subject, we wish to inform you that the Company has adopted a Code on Insider Trading as required under the SEBI (Prohibition of Insider Trading) Regulations, 1992.

We are enclosing herewith a statement showing the details of the initial disclosures made by the Directors and designated employees to the Company under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992, as required.

We hope you will find the same in order.

Kindly acknowledge the receipt.

Thanking you.

Yours faithfully,
For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

Encl. :- As above.

RELIANCE COMMUNICATION VENTURES LIMITED

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710.
Tel: (+91) 22 - 3038 6286 Fax: (91) 22 - 3037 6622

Statement showing details of the initial disclosures received from the Directors and Designated employees under Regulation 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Name	Designation	No. of shares held	Date of Purchase/ allotment	Folio No./ DP ID/ Client ID		No. of shares
Directors, Officers and designated employees of the Company						
Shri Anil D. Ambani	Chairman	1859271	Allotment under scheme of arrangement	IN300319	10008764	208204
				IN300319	10008684	551022
				IN300319	10000439	1100045
Prof. J. Ramachandran	Director	482	_ As above-		056707859	200
					036272414	220
					027135064	42
					027157980	20
Shri Paritosh Ch. Basu	Chief Financial Officer (CFO)	25	_ As above-	IN301549	15484356	25
Shri Hasit Shukla	Company Secretary	9	_ As above-	IN301151	21281925	9

For Reliance Communication Ventures Limited

Hasit Shukla
Company Secretary

22/03/06

Amns

INFORMATION MEMORANDUM

RELIANCE COMMUNICATION VENTURES LIMITED

Registered Office: H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710
Phone: 022- 3038 6286 Fax: 022 - 3037 6622, Website: www.rcovl.com
Contact person: Hasit Shukla Email: hasit.shukla@rel.co.in

(We were incorporated as a Private Limited Company on July 15, 2004 as Reliance Infrastructure Developers Private Limited and status of the Company was changed to Public Limited Company on July 25, 2005 and the name was changed to Reliance Communication Ventures Limited with effect from August 03, 2005)

INFORMATION MEMORANDUM FOR LISTING OF 122,31,30,422 EQUITY SHARES OF RS. 5 EACH.

NO EQUITY SHARES ARE PROPOSED TO BE SOLD OR OFFERED PURSUANT TO THIS INFORMATION MEMORANDUM

GENERAL RISKS
Investments in equity and equity-related securities involve a degree of risk and investors should not invest in the equity shares of Reliance Communication Ventures Limited unless they can afford to take the risk of losing their investment. Investors are advised to read the Risk Factors carefully before taking an investment decision in the shares of Reliance Communication Ventures Limited. For taking an investment decision, investors must rely on their own examination of the Company including the risks involved.
ABSOLUTE RESPONSIBILITY OF RELIANCE COMMUNICATION VENTURES LIMITED
Reliance Communication Ventures Limited having made all reasonable inquiries, accepts responsibility for, and confirms that this Information Memorandum contains all information with regard to Reliance Communication Ventures Limited, which is material, that the information contained in this Information Memorandum is true and correct in all material aspects and is not misleading in any material respect, that the opinions and intentions expressed herein are honestly held and that there are no other facts, the omission of which makes this Information Memorandum as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect.
LISTING
The Equity Shares of Reliance Communication Ventures Limited are proposed to be listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited.
SHARE TRANSFER AGENT
Karvy Computershare Private Limited (Unit: Reliance Communication Ventures Limited) Plot No. 17 – 24, Vittal Rao Nagar, Madhapur Hyderabad - 500 081 Email : praveendmr@karvy.com Tel No: 040-23431545 Fax No: 040-23431551 Contact Person: Praveen Chaturvedi

RELIANCE COMMUNICATION VENTURES LIMITED

TABLE OF CONTENTS

DEFINITIONS, ABBREVIATIONS & INDUSTRY RELATED TERMS

Term	Description
"RCVL" or "Company" or "Our Company" or Resulting Company or Reliance Communication Ventures Limited	Reliance Communication Ventures Limited, a Public Limited Company incorporated under the Provisions of the Companies Act, 1956
"We" or "us" and "our"	Refers to Reliance Communication Ventures Limited
"ADA"	Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.
"ADA Group"	"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.
"Affiliate" of ADA or ADA Group	Includes: a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.
Articles/Articles of Association	Articles of Association of Reliance Communication Ventures Limited
Auditors	The Statutory Auditors of Reliance Communication Ventures Limited
Bankers to the Company	The banks which are the banker's to Reliance Communication Ventures Limited
Board of Directors/Board/Directors	The Board of Directors of Reliance Communication Ventures Limited
BSE	Bombay Stock Exchange Limited
CDSL	Central Depository Services (India) Limited
Companies Act / Act	The Companies Act, 1956, as amended from time to time
Current Year	April 1, 2005 to December 31, 2005
Demerged Company	Reliance Industries Limited, a Public Limited Company incorporated under the Provisions of the Companies Act, 1956
DSE	Designated Stock Exchange
EPS	Earnings per equity share
Equity Shares	Equity shares of the Company of Rs. 5 each unless otherwise specified in the context thereof
Financial year/fiscal/FY	The twelve months ended 31st March , unless otherwise stated
HUF	Hindu Undivided Family
Information Memorandum	This document filed with the Stock Exchanges is known as and referred to as the Information Memorandum
I.T. Act	The Income-tax Act, 1961, as amended from time to time, except as stated otherwise
ITAT	Income Tax Appellate Tribunal
Investee Companies or Operating Companies	Refers to Reliance Infocomm Limited, Reliance Communication Infrastructure Limited, Reliance Telecom Limited, and World Tel Holding Limited (Bermuda), along with their subsidiaries, associates and affiliates, as applicable.
Memorandum/Memorandum of Association	The Memorandum of Association of Reliance Communication Ventures Limited
NSDL	National Securities Depository Limited
NSE	The National Stock Exchange of India Limited
RBI	Reserve Bank of India
Registered office of our Company	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
ROC	Registrar of Companies, Maharashtra at Mumbai
Scheme	Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 between Reliance Industries Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited, Reliance Communication Ventures Limited and Reliance Energy Ventures Limited and their respective shareholders and creditors, sanctioned by the High Court of Judicature at Bombay on December 9, 2005 and effective from December 21, 2005.

SEBI	The Securities and Exchange Board of India constituted under the Securities and Exchange Board of India Act,1992
SEBI Act	Securities and Exchange Board of India Act, 1992 as amended from time to time
SEBI Guidelines	Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 issued by Securities and Exchange Board of India effective from January 27, 2000, as amended, including instructions and clarifications issued by Securities and Exchange Board of India from time to time
Stock Exchanges	BSE and NSE
Telecommunications Undertaking	The Demerged Company's undertaking, business, activities and operations pertaining to telecommunications comprising all the assets (moveable and immoveable) and liabilities which relate thereto or are necessary therefor and including specifically: i) All investments of the Demerged Company in Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited and World Tel Holdings Limited through which the Demerged Company carries on its business, activities and operations pertaining to telecommunications described in Part 'A' of Schedule IV of the Scheme; ii) All the debts (whether secured or unsecured), liabilities (including contingent liabilities), duties and obligations of the Demerged Company of every kind, nature and description whatsoever and howsoever accruing or arising out of , and all loans and borrowings raised or incurred and utilized for its businesses, activities and operations pertaining to telecommunications described in Part 'B' of Schedule IV of the Scheme; iii) All agreements, rights, contracts, entitlements, permits, licences, approvals, consents, engagements, arrangements and all other privileges and benefits of every kind, nature and description whatsoever relating to the Demerged Company's business, activities and operations pertaining to telecommunications; iv) All intellectual property rights, records, files, papers, data and documents relating to the Demerged Company's business, activities and operations pertaining to telecommunications; and v) All employees engaged in or relating to the Demerged Company's business, activities and operations pertaining to telecommunications.
RIL	Reliance Industries Limited
RIC	Reliance Infocomm Limited, a Public Limited company incorporated under the Provisions of the Companies Act, 1956
RTL	Reliance Telecom Limited, a Public Limited company incorporated under the Provisions of the Companies Act, 1956
RCIL	Reliance Communication Infrastructure Limited, a Public Limited company incorporated under the Provisions of the Companies Act, 1956
WTL	World Tel Holding Limited (Bermuda), a company incorporated under laws prevailing in Bermuda

General Industry Terms

ADC	Access Deficit Charge
ADSL	Asymmetrical Digital Subscriber Line
ARPU	Average Revenue Per Unit
BFSI	Banking, Finance, Securities and Insurance
BSNL	Bharat Sanchar Nigam Limited
BSS	Business Support System
BTS	Base Trans-Receiver Stations
BTSL	Basic Telephone Services License
CAGR	Compounded Annual Growth Rate
CAPEX	Capital Expenditure
CAS	Conditional Access System
CDMA	Code Division Multiple Access
CIOU	Customer Integrated Operations Unit
CLIP	Calling Line Identification Presentation
CMTS	Cellular Mobile Telephone Services
COPC	Customer Operations Performance Centre
CPP	Calling party Pays
DoT	Department of Telecommunications, under Ministry of Communications and Information Technology, Government of India
DTH	Direct to Home
DWDM	Dense Wavelength Division Multiplexing
FMCG	Fast Moving Consumer Goods
GDR	Global Depository Receipts
GoI	Government of India
GSK	Get Started Kit
GSM	Global System for Mobile Communication
HCC	Handset Change Card
HFC	Hybrid Fibre Co-axial
IDC	Internet Data Centre
ILDS	International Long Distance Service
IP	Internet Protocol
IPLC	International Private Leased Circuit
ISO	International Standard Organization
ISP	Internet Service Provider
IUC	Interconnect Usage Charge
LCO	Local Cable Operator
LDCA	Long Distance Circle Area
MCN	Media Convergence Nodes
MHz	Mega Hertz

MSO	Multi System Operator
MTNL	Mahanagar Telephone Nigam Limited
NBFC	Non Banking Finance Company
Net debt	Long terms debt *less* cash and cash equivalents
NLDS	National Long Distance Service
NLDO	National Long Distance Operator
NTP	National Telecom Policy
OSS	Operation Support System
PC	Personal Computer
PCO	Public Call Office
PIN	Personal Identification Number
PoP	Point of Presence
SCN	Show Cause Notice
SDCA	Short Distance Circle Area
SIM	Subscriber Identity Module
STD	Subcriber Trunk Dialing
TDSAT	Telecom Disputes Settlement Appellate Tribunal
TRAI	Telecom Regulatory Authority of India, constituted under Telecom Regulatory Authority of India Act, 1997 as amended from time to time.
Triple Play Service	Voice, Video (Cable TV) and Data (Internet)
UASL	Unified Access Services Licenses
VSAT	Very Small Aperture Terminal
VSNL	Videsh Sanchar Nigam Limited
WPC	Wireless Planning Commission

CERTAIN CONVENTIONS; USE OF MARKET DATA

Unless stated otherwise, the financial data in this Information Memorandum is derived from our unconsolidated financial statements prepared in accordance with Indian GAAP. Our current financial year commenced on April 1, 2005 and ended on December 31, 2005. In this Information Memorandum, any discrepancies in any table between the total and the sums of the amounts listed are due to rounding-off.

For definitions, please see the section titled "Definitions, Abbreviations and Industry Related Terms".

All references to "India" contained in this Information Memorandum are to the Republic of India. All references to "Rupees" or "Rs." are to Indian Rupees, the legal currency of the Republic of India.

Unless stated otherwise, industry data used throughout this Information Memorandum has been obtained from industry publications. Industry publications generally state that the information contained in those publications has been obtained from sources believed to be reliable but that their accuracy and completeness are not guaranteed and their reliability cannot be assured. Although we believe that industry data used in this Information Memorandum is reliable, it has not been independently verified.

The Equity shares of Reliance Communications Infrastructure Limited, Reliance Infocomm Limited, Reliance Telecom Limited and WorldTel Holdings Limited (Bermuda) are not listed on any Stock Exchange. The information included in this Information Memorandum about Reliance Communications Infrastructure Limited, Reliance Infocomm Limited, Reliance Telecom Limited and World Tel Holdings Limited (Bermuda) and other listed and unlisted companies is based on their respective Annual Reports and their respective information made publicly available by the respective companies.

FORWARD LOOKING SATEMENTS

We have included statements in this Information Memorandum, that contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions that are "forward-looking statements".

All forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others:

- General economic and business conditions in India and other countries;
- Our ability to successfully implement our strategy, our growth and expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in Indian or international interest rates;
- Changes in laws and regulations in India;
- Changes in political conditions in India; and
- Changes in the foreign exchange control regulations in India.

For further discussion of factors that could cause our actual results to differ, see the section titled "Risk Factors". By their nature, certain risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses could materially differ from those that have been estimated.

We do not have any obligation to, and do not intend to, update or otherwise revise any statements reflecting circumstances arising after the date hereof or to reflect the occurrence of underlying events, even if the underlying assumptions do not come to fruition.

An investment in equity shares involves a high degree of risk. You should carefully consider all of the information in this Information Memorandum, including the risks and uncertainties described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our Equity Shares could decline, and you may lose all or part of your investment.

Internal Risk Factors

We rely on the ability of our operating companies to generate earnings and pay dividends to us, and any decline in the earnings of our operating companies or their ability to pay dividends to us would materially and adversely affect our earnings and operational flexibility

Reliance Communication Ventures Limited ("RCVL") is a Resulting Company which has been vested with the Telecommunication Undertaking, pursuant to demerger of Reliance Industries Limited (RIL), comprising inter-alia investments in the equity shares of the operating companies viz. Reliance Infocomm Limited (RIC), Reliance Communications Infrastructure Limited (RCIL) and Reliance Telecom Limited (RTL). The Company has also been vested with investments in WorldTel (Bermuda) Limited (WTL). Accordingly, the Company's only source of income presently is mainly from investments in RIC, RCIL and RTL. Any adverse financial impact on the business of these operating companies would have a negative impact on the revenues and profitability of the Company.

We cannot assure you that our operating companies will generate sufficient earnings and cash flows to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations and expenses or declare dividends. The ability of our operating companies to pay dividends depends on their business considerations. In addition, these operating companies have incurred substantial indebtedness to third parties. The terms of the agreements with some of these third-party lenders restrict our ability to obtain funds from these operating companies. Accordingly, we cannot assure you that our operating companies or our company will be able to pay dividends.

We do not own the majority of the voting shares in all of our operating companies and, as a result, we do not have complete control of these companies, which may limit our ability to cause these operating companies to take actions we believe would be beneficial to our shareholders

We hold less than 50% equity shareholding in the operating companies. The ownership interests in our operating companies do not in every instance provide us with the ability to control all actions that require shareholder approval. Any change in the overall shareholding structure of our company and/or our operating companies may adversely impact the interests of our company and our shareholders. We participate in the management of such operating companies, but we may not have the ability to prevent them from undertaking activities or taking steps or implementing decisions or pursuing strategic objectives that may conflict with the interests or overall strategic objectives of our company and our shareholders.

The Trade Mark Management Agreement, Non Compete Agreement and Shared Services Agreement, executed with RIL, while the company was still under RIL's control, may not be amended to protect the interests of our company, and/or the same may not be implemented, and this may adversely impact interests of our Company and its shareholders.

A Trade Mark Management Agreement, Non Compete Agreement and Shared Services Agreement was executed between our company and RIL, while the company was still under RIL's control. The said Agreements have been executed with the approval of only RIL's nominees on the Board of our company, and despite the dissent of the only Director on the Board representing Shri Anil D. Ambani, under whose control the company now is, and was always intended to remain in the future. The Agreements as signed contain significant, material and fundamental deviations from, and do not correctly reflect, the agreed position arrived at between our Company and RIL for the continued benefit of more than 20 lakh Reliance shareholders.

There is no certainty that the said Trade Mark Management Agreement, and Non Compete Agreements with RIL will be amended to protect the interests of our shareholders, and/or that the same will be implemented at all. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly, violation of the understanding for creation, protection and promotion of Trade Marks and Brands and non-provision of certain services may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders.

Actions by RIL and the erstwhile management of the Company have reduced our financial flexibility, and such actions may not be reversed

The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged, interalia, transfer by RIL to the Company of a sum of Rs. 3,100 crore in cash as part of the demerger of the Telecommunication Undertaking in terms of the Scheme, for the continued benefit of over 20 lakh Reliance shareholders.

As against the transfer of the aforesaid amount of Rs. 3,100 crore as per the agreed position, RIL transferred only Rs. 372.08 crore in cash to the Company. The balance amount of Rs. 2,727.92 crore was transferred in the form of deep discount bonds of Reliance Communication Infrastructure Limited held by RIL. This has reduced financial flexibility of RCVL. This action was taken by RIL (while the Company was still under RIL's control), without even the knowledge of the representative of Shri Anil D. Ambani on RCVL's Board.

The reconstituted Board of the Company has decided to take appropriate steps in this regard, but there is no certainty that the actions of RIL and the erstwhile management will be reversed and/or that the agreed position will be restored to protect the interests of our shareholders.

No agreement has been entered into between RIL and the Company, to provide support to the Company and its subsidiaries for import of capital goods, as per the agreed position, and this may be prejudicial to the interests of our Company and our shareholders

As part of the re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, the Mukesh Ambani/RIL Group has to continue to provide support in the shape of export obligations against import of capital goods, as in the past, to the Company and its subsidiaries and affiliates, to enable import of capital goods and services under the EPCG scheme of the Government of India, upto Rs. 10,000 crores during the period from April 1, 2005 to March 31, 2007.

RIL has not yet executed any agreement with the Company, in connection with the above obligation. The reconstituted Board of the Company has decided to take appropriate steps in this regard, but there is no certainty that such agreement will be executed or that the Company and/or its subsidiaries/affliates will get the requisite support as agreed, and this may adversely impact the interests of the Company's shareholders.

Some of our operating companies have a history of losses, substantial capital and operating expenditure, negative cash flows, and working capital deficits, which may continue.

Our operating companies have incurred losses and recorded negative cash flows in the recent past and expect to continue to incur substantial expenditures on account of capital and operational costs, for existing and new projects and businesses, including those businesses which may not as yet have an established customer base. Some of our main operating companies have incurred significant losses and recorded negative cash flows since the commencement of their business. As a matter of prudent and conservative accounting practice, Reliance Infocomm Limited (RIC) and Reliance Communication Infrastructure Limited (RCIL) have made a provision for Rs. Rs. 2,382.93 crore and Rs. Rs.2,104.20 crore, respectively, on account of inter alia bad debts, inventories, claims from government authorities, impairment of assets, and other exceptional and non-recurring expenditure, mainly relating to the period up to 31st March 2005, prior to restructuring of the Reliance group. As of 31 December 2005, based on their unaudited accounts, RIC had an accumulated loss of Rs. 2,685.87 crore, and RCIL had an accumulated loss of Rs. 2,204.98 crore. Some of our operating companies may continue to incur net losses for the foreseeable future. Although our operating companies have experienced growth in revenues in recent periods, this growth rate may not be indicative of future operating results and they will need to generate significant revenues and efficiently control capital and operating expenses to achieve profitability. It cannot be assured that our operating companies will be able to achieve and/or sustain operating profits.

The Government and/or other authorities have initiated several adverse actions, and/or imposed substantial fines and penalties, against some of our operating companies for alleged breach of license conditions and/or other alleged breaches of laws, rules and regulations mainly relating to the period prior to the restructuring of Reliance Group, which if sustained may have material adverse impact on their operations, financial condition and prospects, and there can be no assurance that they will succeed in defense against such actions, and this may adversely impact the interests of our Company and our shareholders

The Government and/or other authorities have initiated several actions, and/or imposed substantial fines and penalties, against some of our operating companies for alleged breach of license conditions and/or other alleged breaches of laws,

rules and regulations, mainly relating to the period prior to the restructuring of Reliance Group, which if sustained may have material adverse impact on their operations, financial condition and prospects, and for which they have taken appropriate steps to challenge such actions. However, there can be no assurance that our operating companies will succeed in their defense against such actions, and this may adversely affect our Company and our shareholders. Please also see "OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS."

We hold certain properties on leasehold or leave and license basis on which BTS and MCNs of our Operating Companies are located. Transfer or renewal of these leasehold/leave and license rights may be delayed or may take place with restrictions or may not take place at all. This may affect the operations of our Operating Companies.

The Company holds certain immovable properties where BTS and MCNs, etc of our operating companies are located, on leasehold or leave and license basis. The leasehold/leave and license rights carry the inherent risks of local levies and/or lease rental escalations and need periodical renewal which may not take place. Further, the effective implementation of these leasehold/leave and license rights in favour of the Company is also dependent on action by the lessors/licensors, which may not be in our control. Transfer of these rights may be delayed or certain restrictions may be imposed or may not be transferred at all. This may affect our effective possession or rights over these assets, warranting relocation, which may adversely impact the services of our operating companies.

Risks Relating to the Telecommunications Industry Generally

We hold significant equity stakes in Reliance Infocomm Limited, Reliance Communication Infrastructure Limited, Reliance Telecom Limited and/or their respective subsidiaries and affiliates (all such entities are hereinafter collectively referred to as the "operating companies"). As a result, the risks to which our operating companies are exposed, an illustrative but not exhaustive list of which appears hereinbelow, may also have significant adverse impact on the Company and the Shareholders.

Required licenses and permits may be difficult to obtain, and once obtained may be amended or revoked or may not be renewed

The operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Operating licenses of our operating companies specify the services they can offer and the frequency spectrum they can utilize for mobile operations. These licenses are subject to review, interpretation, modification or termination by the relevant authorities. It cannot be assured that the relevant authorities will not take any action that could materially and adversely affect the operation of our operating companies. The operating licenses are generally renewable upon expiration. However, it cannot assured that they will be renewed or that any renewal on new terms will be commercially acceptable to our operating companies. If our operating companies fail to renew any of their licenses, they may lose the ability to continue to operate the affected business, and the realizable value of their relevant network infrastructure and related assets may be materially and adversely affected.

The deployment of networks by our operating companies requires various approvals or permits from national, state, regional or local governmental and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits may include building, construction and environmental permits, antenna and mast deployment approvals and other various planning permissions. Our operating companies have experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits which may require them to seek alternative cell sites and/or incur considerable effort and expense where a suitable alternative cell site is not available.

It cannot be assured that the difficulties our operating companies have experienced, or may continue to experience, in obtaining required approvals or permits will not materially and adversely affect their financial condition, results of operations and prospects.

Some of the licenses impose network build-out and other operating targets and conditions, and our operating companies may be subject to fines or our licenses could be revoked if they fail to meet these conditions

The rules of some government regulatory authorities having jurisdiction over operations of our operating companies require them to meet specified network build-out requirements and schedules. In addition, their licenses typically require satisfaction of various obligations, including minimum specified quality, service, coverage criteria and capital investment. Failure to comply with these obligations could result in the imposition of fines or the revocation or forfeiture of the license for that area. Furthermore, the need to meet scheduled deadlines may cause them to expend more resources than otherwise budgeted for a particular network build-out. It cannot be assured that our operating companies will be able to fully comply with the terms and conditions of these licenses and permits.

Failures by our operating companies to comply with applicable law with respect to required licenses, permits or consents could materially and adversely affect our financial condition, results of operations and prospects.

Rapid technological changes may increase competition and render technologies, products or services of the operating companies obsolete

The telecommunication services industry is characterized by rapid technological change and significant capital requirements. Given the fast pace of technological innovation in the telecommunication sector, our operating companies face the risk of technology becoming obsolete and may need to invest significantly large amounts to upgrade their networks or use new technologies. It cannot be assured that the services enabled by new technologies will be accepted by customers to the extent required to generate an acceptable rate of return. In addition, the operating companies face the risk of unforeseen complications in the deployment of these new services and technologies, and it cannot be assured that the estimate of the necessary capital expenditure to offer such services will not be exceeded. New services and technologies may not be developed and/or deployed according to expected schedules or may not achieve commercial acceptance or be cost effective. The failure of the operating companies' services to achieve commercial acceptance could result in additional capital expenditures or a reduction in profitability. Any such charge could materially and adversely affect their financial condition and the results of our operations.

Our operating companies are dependent on interconnection with their competitors' networks and associated infrastructure as well as roaming arrangements with other telecommunications operators

The ability of our operating companies to provide commercially viable mobile and fixed-line telecommunications services depends, in part, upon their interconnection arrangements with other telecommunications operators. In particular, they are dependent on interconnection with their competitors' mobile and fixed-line networks and associated infrastructure for the successful operation of business. The framework by which interconnection charges are made are regulated by the relevant government authorities. Any change to the framework or the basis upon which interconnection charges are made is likely to require the renegotiation of the interconnection agreements. It cannot be assured that our operating companies will be able to maintain their interconnection agreements on terms that are commercially acceptable or that any material increase in the interconnection expenses would not have a material adverse effect on the financial condition and the results of operations of our operating companies.

Our operating companies are also dependent upon roaming agreements with other telecommunications operators as a source of revenues when the other telecommunications operators' customers roam on their networks. If these roaming agreements were to terminate, or if the other telecommunications operators were to deploy incompatible technologies, roaming revenues and profits of our operating companies may be materially reduced, and our customer base may also be impacted.

The ability to deliver services by our operating companies may be interrupted due to a systems failure or shutdown in our networks

Services of our operating companies are currently carried through our mobile and fixed-line telecommunications networks, as well as through their transmission networks comprised of optical fiber cable, microwave, submarine cable and satellite transmission links. These networks may be vulnerable to damage or interruptions in operations due to adverse weather conditions, earthquakes, fires, floods, power loss, telecommunications failures, software flaws, transmission cable cuts or similar events. Any failure of the networks, servers, or any link in the delivery chain that results in an interruption in the operations or an interruption in the provision of any of the services of our operating companies, whether from operational disruption, natural disaster, military or terrorist activity, or otherwise, could damage the ability to attract and retain subscribers and materially and adversely affect their financial condition, results of operations and prospects.

The spectrum allocated to our operating companies may be insufficient for the expansion of their mobile telecommunications business

The operation of mobile telecommunications networks of operating companies is limited by the amount of spectrum allocated to them in the jurisdictions where they operate. Allocation of spectrum is determined by the relevant governmental authorities. In determining spectrum allocation, governmental authorities generally seek to ensure choice of services, efficient use of spectrum and continuity of customer service while maintaining technology neutrality and providing a stable investment environment. The current spectrum allocation may not be sufficient for expected subscriber growth going forward, and the future profitability of our operating companies may be materially and adversely affected if their allocated spectrum proves inadequate in the future for the expansion of their mobile telecommunications business.

Our operating companies may be adversely affected by changes in the tariff structures for their services

Our operating companies are subject to regulations on their tariff structures. There can be no forecast or assurance on the timing, likelihood or likely magnitude of any future tariff adjustments generally or the extent of any potential impact such tariff adjustments would have on the business of operating companies. It cannot be assured that the business, financial condition and the results of operations of our operating companies will not be materially and adversely affected by any government-mandated or other tariff adjustments in the future.

The business of our operating companies relies on sophisticated billing and credit control systems, and any problems with these systems could interrupt the operations

Sophisticated billing and credit control systems are critical to the ability of our operating companies to increase revenue streams, avoid revenue losses, monitor costs and potential credit problems and bill their customers properly and in a timely manner. New technologies and applications are expected to create increasing demands on billing and credit control systems. Any damage or interruptions in operation or failure of servers, which are used for the billing and credit control systems of our operating companies, could result in an interruption in their operations, and this in turn could materially and adversely affect their financial condition, results of operations and prospects.

The ability to provide commercially viable telecommunications services depends, in part, upon various intellectual property rights owned by our operating companies and those licensed from third parties

Our operating companies rely on third-party licenses and other intellectual property arrangements to enable them to carry on their business. It cannot be assured that the intellectual property rights owned by or licensed to our operating companies will not be challenged or circumvented by competitors or other third parties, or that the relevant intellectual property rights are valid, enforceable or sufficiently broad to protect our interest or will provide them with any competitive advantage. Any loss or withdrawal of those intellectual property rights could affect the ability of our operating companies to provide their services and could adversely affect their financial condition, results of operations and prospects.

Concerns about health risks relating to the use of mobile handsets may adversely affect prospects of our operating companies

Media and other reports have linked radio frequency emissions from mobile handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. We are not aware of any definitive studies showing that radio frequency emissions cause health problems, but concerns over radio frequency emissions may discourage the use of mobile handsets in the countries in which our operating companies conduct business, which could have a material adverse effect their business, financial condition and results of operations. Research and studies are ongoing, and it cannot be assured that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Our operating companies face significant and intense competition in their markets, which could result in decreases in current and potential customers, revenues and profitability

Our operating companies face significant competition in their markets. In particular, competition is expected to intensify among providers of mobile telecommunications services, and this will continue to drive prices for services and handsets lower. In addition, number portability requirements, which would enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, may be introduced in the markets in which our operating companies operate in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase the marketing, distribution and administrative costs of the operating companies, slow growth in the subscribers and reduce their revenues. As a substantial number of the subscribers of our operating companies are prepaid, they do not have long-term contracts with those subscribers and are more susceptible to subscriber churn in these markets.

The market position of our operating companies will also depend on effective marketing initiatives and their ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors and changes in consumer preferences and economic, political and social conditions in the markets in which we operate. Any failure by our operating companies to compete effectively, including in terms of pricing of services, acquisition of new subscribers and retention of existing subscribers, could have a material adverse effect on their financial condition and the results of our operations.

Risk of Force Majeure, Political, Economic and War Risks

The operations of our operating companies are dependent upon their ability to protect their network infrastructure against damage from fire, earthquake, floods, weather conditions, telecommunications failures, software flaws, transmission cable cuts, power loss and similar events and to construct networks that are not vulnerable to the effects of such events. The occurrence of a natural disaster or other unanticipated problem at the facilities of our operating companies, or at sites of their switches or other equipment could cause interruptions in the service and data communications capacity required by the operating companies. Any damage or failure that causes interruptions in the operations could have a material adverse effect on their business, operating results and financial condition. Performance may be affected by a number of factors beyond the control of our operating companies including political and economic developments both inside and outside India.

Intellectual property rights in the brands.

Some of our operating companies do not own all of their intellectual property rights in the brand names used by them for marketing their services. If any of the brands under which our operating companies operate become unavailable, they could face disruptions in its operations and, as a consequence, their financial condition and the results of their operations could be materially and adversely affected.

Our operating companies depend on certain key personnel, and their business and growth prospects may be disrupted if they lose their services of such personnel

The future success of our operating companies is dependent upon the continued service of their key executives and employees. It cannot be assured that we will be able to retain these executives and employees. If one or more of the key personnel were unable or unwilling to continue in their present positions, or if they joined a competitor or formed a competing company, the business of our operating companies may be significantly disrupted and their financial condition and results of operations may be materially and adversely affected. It cannot be assured that our operating companies will be able to attract and retain the key personnel that they will need to achieve the business objectives.

Outstanding litigation

The results of operations, and financial position, and liquidity of the operating companies could be affected by significant legal proceedings or investigations which are adverse to the interests of our operating companies. Moreover, such litigation or investigations may be time consuming, distracting to management, expensive and difficult to predict, and this may adversely affect the business. Please also see "OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS."

External Risk Factors

Downturns or disruptions in the securities markets could reduce transaction volumes, and could cause a decline in the business and impact our profitability.

We are affected directly by national and global economic and political conditions, broad trends in business and finance, disruptions to the securities markets and changes in volume and price levels of securities and future transactions.

Future sales by shareholders could cause the price of equity shares to decline.

As there is no lock-in provision on the equity shares after listing, sale of substantial number of equity shares could lead to fall in market prices of the equity shares.

After this listing, the prices of our Company's equity shares may be volatile, or an active trading market for our Company's equity shares may not develop.

There has been no public market for our Company's equity shares till now, and no history of public disclosure of information relating to our company and/or our operating companies, and the prices of our Company's equity shares may fluctuate after this listing. There can be no assurance that an active trading market for the equity shares will develop or be sustained after this listing. Our Company's share price could be volatile.

INTRODUCTION

Summary

You should read the following summary together with the risk factors and the more detailed information about us and our financial results included elsewhere in this Information Memorandum.

Industry and Business Overview

Pursuant to the scheme, the Telecommunication Undertaking stands vested in the Company, comprising inter-alia investment in the operating companies as under:

Sr. No.	Investee Company	Instrument	Face value (Per share)	No. of shares	% shareholding
1.	Reliance Communications Infrastructure Limited	Equity Shares	Re. 1	900,000,000	45.00
2.	Reliance Infocomm Limited	Equity Shares	Re. 1	3,192,585,350	45.34
3.	Reliance Telecom Limited	Equity Shares	Rs. 10	7,095,130	35.60
4.	World Tel Holding Limited (Bermuda)	Equity Shares	US $ 0.05	69,524	3.98
5.	Reliance Telecom Limited	Preference shares	Rs. 10	45,000,000	100.00

The Telecommunication Undertaking also comprised, inter alia, certain fixed assets aggregating to Rs. 166.24 crores, which have been given on lease/leave-and-license basis to RIC, RCIL and others entities. RCVL has earned rentals/lease rentals of Rs. 6.46 crores for the period ended December 31, 2005. The said lease/leave-and-license arrangements are expected to continue.

The Company's main source of income presently will be the return from its investments in these companies.

None of these companies is a subsidiary of the Company.

Please refer to the section "Risk Factors", "About Reliance Communication Ventures Limited" and "Key Investments" for more details.

Reliance Communication Ventures Limited (RCVL) (the "Telecommunication Resulting Company") was originally incorporated on July 15, 2004, under the Companies Act, 1956 as Reliance Infrastructure Developers Private Limited. The status of the Company was changed to Public Limited Company on July 25, 2005. The name has since been changed to its present name, viz. Reliance Communication Ventures Limited, with effect from August 3, 2005.

Registered Office of Company

Reliance Communication Ventures Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.
Tel: 022-3038 6286
Fax: 022- 3037 622

Registration Number: 11-147531

Address of Registrar of Companies:

Registrar of Companies, Maharashtra, Mumbai
100 Everest Building, Marine Drive,
Mumbai – 400 002

Board of Directors as on the date of filing of the draft Information Memorandum

No.	Name
1.	Shri Anil D. Ambani
2.	Prof. J. Ramachandran
3.	Shri S. P. Talwar

For further details of the Board of Directors of the Company, please see the section titled "Management".

Company Secretary and Compliance Officer

Hasit Shukla
Dhirubhai Ambani Knowledge City, Navi Mumbai- 400 710.
Telephone: 022-3032 7300 / 3038 6286
Fax: 022- 3037 6622,
Email: hasit.shukla@rel.co.in

Bankers to the Company

ICICI Bank
Free Press Building,
Free Press Journal Road,
215, Nariman Point,
Mumbai - 400 021
Telephone: 022-22853594
Fax: 022-22853591
Email: hiten.dave@icicibank.com

Auditors

RSM & Co.
Chartered Accountants
Ambit, RSM House, 449,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013
Telephone: 91-22-39821819
Fax: 91-22-39823020
Email: geninfo@rsmin.com

Share Transfer Agent:

Karvy Computershare Private Limited
Plot No. 17 – 24,
Vittal Rao Nagar, Madhapur,
Hyderabad - 500 081
Telephone: 91-40-23431545
Fax: 91-40-23431551
Email: praveendmr@karvy.com
Contact Person: Praveen Chaturvedi

CAPITAL STRUCTURE

SHARE CAPITAL

Upon issue and allotment of shares pursuant to the Scheme, the Share Capital of the Company is as follows:

A.	Authorized Share Capital 1,30,00,00,000 equity Shares of Rs. 5 each (4)	Rs. 6,50,00,00,000/-
B.	Paid up Share Capital Issued Subscribed and Paid Up Capital(3) 1,22,31,30,422 Equity Shares of Rs. 5 each	Rs. 6,11,56,52,110
C.	Share Premium Account Before the Scheme After the Scheme	 - -

1) The Authorized share capital of the Company at the time of incorporation was Rs. 1,00,000 divided in to 10,000 equity shares of Rs. 10 each. Subsequently the Authorized share capital was increased to Rs. 5,00,000 vide resolution passed at its Extra-Ordinary General Meeting held on 21st July 2005.

2) The authorized Share Capital was further modified by subdividing 50,000 equity Shares of Rs. 10 each into 1,00,000 equity shares of Rs. 5/- each, vide an ordinary resolution passed at the Extra-Ordinary General Meeting held on 11th August 2005.

3) The authorized share capital of the Company has been increased to Rs. 650 crores divided into 130 crores equity shares of Rs. 5/- each in terms of Clause 15(1)(d) of the Scheme and vide resolution passed at the Extra-Ordinary General meeting held on 24th December 2005.

4) As per Clause 15.2 of the Scheme the Company has issued and allotted 1,22,31,30,422 equity shares to the eligible members of Reliance Industries Limited (except the Specified Shareholders as defined in Clause 1.37 of the Scheme) on 27th January 2006.

5) Prior to the allotment of shares as per Scheme of Arrangement the Issued, Subscribed, and Paid up Share Capital of the Company was Rs 5,00,000 divided into 50,000 equity shares of Rs. 10 each. As per Clause 16.2 (d) of the Scheme the Existing Shareholding of RIL (50,000 equity shares of Rs. 10 each) in the Company stands cancelled.

Notes to Capital Structure

1) Share Capital history of our Company:

Sr. No.	Date of Allotment	Date when Fully Paid-up	Consideration	No of Equity Shares	Face Value (Rs.)	Issue Price (Rs.)	% of post Arrangement paid-up Capital	Lock-in period
1.	July 16, 2004	July 16, 2004	Cash	10,000	10	10	NIL	NIL
2.	July 25, 2005	July 25, 2005	Cash	40,000	10	10	NIL	NIL
3.	August 11, 2005		Subdivision of shares					
4.	January 27, 2006	January 27, 2006	Issuance pursuant to the Scheme	1,223,130,422	5/-	N.A.	100%	NIL
5.	January 27, 2006	January 27, 2006	Cancellation pursuant to Scheme	(50,000)	10/-	10/-	NIL	N.A.

2) Save and except inter-se transfer of shares amongst Group (viz. Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited, Aavaran Textiles Private Limited, Akshar Traders Private Limited, Amur Trading Private Limited, Anumati Mercantile Private Limited, Bahar Trading Private Limited, Bhumika Trading Private Limited, Clarion Investments And Trading Company Private Limited, Dainty Investments And Leasings Private Limited, Ekansha Enterprise Private Limited, Eklavya Mercantile Private Limited, Fiery Investments & Leasing

Private Limited, Florentine Trading Private Limited, Hercules Investments Private Limited, Jagdanand Investments And Trading Company Private Limited, Jagdishvar Investments And Trading Company Private Limited, Jogiya Traders Private Limited, Kankhal Investments And Trading Company Private Limited, Kedareshwar Investments And Trading Company Private Limited, Kudrat Investment And Leasing (India) Private Limited, Lazor Syntex Private Limited, Madhuban Merchandise Private Limited, Nikhil Investments Company Private Limited, Ornate Traders Private Limited, Orson Trading Private Limited, Pams Investments And Trading Company Private Limited, Pratiksha Finance & Leasing Company Private Limited, Pururava Traders Private Limited, Radharaman Textiles Trading Private Limited, Rajniketan Traders Private Limited, Rashi Trading Company Private Limited, Reliance Enterprises Limited, Reliance Industrial Infrastructure Limited, Reliance Welfare Association, Real Fibres Private Limited, Reliance Consolidated Enterprises Private Limited, Rishiraj Merchandise Private Limited, Riyaz Trading Private Limited, Sanatan Textrade Private Limited, Sanchayita Mercantile Private Limited, Shangrila Investments And Trading Company Private Limited, Silkina Trading Private Limited, Silvassa Hydrocarbons & Investments Private Limited, Soumya Finance And Leasing Company Private Limited, Sumiran Investments Private Limited, Swarag Traders Private Limited, Tresta Trading Private Limited, Velocity Trading Private Limited, Vita Investments And Trading Company Private Limited and Yangste Trading Private Limited), the Promoters of the Company, their relatives and associates and their directors have not purchased or sold or financed, directly or indirectly, any equity shares of RCVL from the date of approval of the Scheme by the High Court till the date of submission of this Information Memorandum.

Shareholding pattern of the Company before and after the Scheme (as on the date of Information Memorandum)

	CATEGORY	Pre Demerger NO. OF EQUITY SHARES	Pre Demerger %	Post Demerger NO. OF EQUITY SHARES	Post Demerger %
A	PROMOTERS HOLDING				
1	Promoters				
(a)	Indian Promoters @	*50,000	100.00	49 58 94 812	40.54
(b)	Foreign Promoters	0	0.00		
	Sub Total	50,000	100.00	**49 58 94 812**	**40.54**
B	NON-PROMOTERS HOLDING				
1	Institutional Investors				
(a)	Mutual Funds and UTI	0	0.00	1 96 71 655	1.61
(b)	Banks, Financial Institutions, Insurance Companies (Central/State Gov. Institutions/ Non-Government Institutions)	0	0.00	7 96 47 343	6.51
(c)	FIIs	0	0.00	30 82 87 922	25.20
	Sub Total	0	0.00	**40 76 06 920**	**33.32**
2	Others				
(a)	Private Corporate Bodies	0	0.00	4 32 91 281	3.54
(b)	Indian Public	0	0.00	19 98 45 038	16.34
(c)	NRIs/OCBs	0	0.00	1 28 22 630	1.05
(d)	Any other (please specify)				
(e)	The Bank of New York as Depository (for GDRs)	0	0.00	6 36 69 741	5.21
	Sub Total	0	0.00	**31 96 28 690**	**26.14**
	GRAND TOTAL	**50,000**	**100.00**	122 31 30 422	**100.00**

* In terms of the Scheme, the existing paid-up capital of RCVL held by Reliance Industries Limited has been cancelled.
@ Includes Persons Acting in Concert as per Clause 2.1(h) of SEBI Takeover Code.

List of the persons/entities comprising Promoter group

As on the date of this Information Memorandum, the Promoter group of the Company is as under:

Sr.	Name of the shareholder	Initial Subscription at the time of incorporation	No. of shares allotted (Under the Scheme)	Total no of shares	% Holding
A.	Promoter				
1.	Shri Anil D Ambani	Nil	18 59 171	18 59 171	0.15
2.	Smt. Tina A Ambani	Nil	16 50 832	16 50 832	0.13
3.	Smt. Kokila D Ambani	Nil	36 65 227	36 65 227	0.30
4.	JaiAnmol A Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	16 69 759	16 69 759	0.14
5.	JaiAnshul A. Ambani (through Father and Natural Guardian Anil D. Ambani)	Nil	100	100	0.00
6.	AAA Global Business Enterprises Private Limited	Nil	1 15 29 001	1 15 29 001	0.94
7.	Anadha Enterprise Private Limited*	Nil	63	27 02 92 719	22.10
8.	Bhavan Mercantile Private Limited*	Nil	63	15 59 55 881	12.76
B.	Persons Acting in Concert with the Promoter				
1	Reliance Capital Limited	Nil	1 64 93 158	1 64 93 158	1.35
2	Other companies under Group		45 90 27 564	3 27 78 964	2.67
	Total -->		**49 58 94 812**	**49 58 94 812**	**40.54**

* Shares acquired by way of inter-se transfer amongst Group.

The list of top 10 shareholders of the Company and the number of Equity Shares held by them

a) Top ten shareholders on the date of filing the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	*Bhavan Mercantile Private Limited	15 59 55 881
3.	The Bank of New York as Depository (for GDRs)	6 36 69 741
4.	Life Insurance Corporation of India	6 29 97 668
5.	Reliance Enterprises Limited	3 15 20 000
6.	Europacific Growth Fund	2 02 60 718
7.	Reliance Capital Limited	1 64 93 158
8.	Merrill Lynch Capital Markets Espana S.A. S.V.	1 32 86 947
9.	HSBC Global Investment Funds A/C HSBC Globalinvestment Funds Mauritius Limited	1 20 17 980
10.	AAA Global Business Enterprises Private Limited	1 15 29 001

* These Companies have confirmed to acquire the entire shareholding of the company at Sr. No. 5, by way of inter-se transfer amongst Group.

b) Top ten shareholders 10 days prior to the date of the Information Memorandum

Sr. No.	Name of Shareholders	Number of Equity Shares
1.	*Anadha Enterprise Private Limited	27 02 92 719
2.	*Bhavan Mercantile Private Limited	15 59 55 881
3.	The Bank of New York as Depository (for GDRs)	6 36 69 741
4.	Life Insurance Corporation of India	6 29 97 668
5.	Reliance Enterprises Limited	3 15 20 000
6.	Europacific Growth Fund	2 02 60 718
7.	Reliance Capital Limited	1 64 93 158
8.	Merrill Lynch Capital Markets Espana S.A. S.V.	1 32 86 947
9.	Hsbc Global Investment Funds A/C Hsbc Globalinvestment Funds Mauritius Limited	1 20 17 980
10.	AAA Global Business Enterprises Private Limited	1 15 29 001

* These Companies have confirmed to acquire the entire shareholding of the company at Sr. No. 5, by way of inter-se transfer amongst Group.

c) Top ten shareholders of the Company on the date of incorporation.

Sr. No.	Name of Shareholders	Number of Equity Shares on the date of Incorporation of Reliance Communication Ventures Limited.
1.	Reliance Energy Investment Private Limited	2,500
2.	Reliance Energy Management Services Private Limited	2,500
3.	BSES Trading Private Limited	2,500
4.	Powersurfer Interactive (India) Private Limited	2,490
5.	Vinayak V. Joshi	10
	TOTAL	10,000

Notes:

1) As on the date of this Information Memorandum, there are no outstanding warrants, options or rights to convert debentures, loans or other instruments into equity shares of the Company.

2) The Company, its directors, its promoters have not entered into any buy-back, standby or similar arrangements to purchase equity shares of the company from any person.

3) There will be no further issue of capital by RCVL whether by way of issue of bonus shares, preferential allotment, rights issue or in any other manner during the period commencing from the date of approval of the Scheme by the High Courts till listing of the Equity Shares.

4) There shall be only one denomination for the Equity Shares of the Company, subject to applicable regulations and Company shall comply with such disclosure and accounting norms specified by SEBI, from time to time.

5) The Company has 20,27,814 members as on the date of filing this Information Memorandum.

6) None of Equity shares of the Company were under lock-in prior to the Scheme.

Rationale for demerger as set forth in the Scheme of Arrangement with respect to Telecommunication Services Business of Reliance Industries Limited

The business carried on by Reliance Industries Limited (the "Demerged Company") by itself and through its subsidiaries and affiliate companies and through strategic investments in the Telecommunication Undertaking, has significant potential for growth. The nature of risk and competition involved in each of the businesses undertaken by the Demerged Company, including the Telecommunication Undertaking, is distinct from others and consequently each business or undertaking is capable of attracting a different set of investors, strategic partners, lenders and other stakeholders. In order to enable distinct focus of investors to invest in some of the key businesses and to lend greater focus to the operation of each of its diverse businesses, the Demerged Company proposes to re-organize and segregate by way of a demerger, its business and undertakings engaged in wireless and wireline telecommunication services, which comprises the Telecommunication Undertaking.

The Telecommunication Undertaking has tremendous growth and profitability potential and is at a stage where it requires focused leadership and management attention. Hence, simultaneously, with the re-organisation and segregation of the business, the Demerged Company also intends to re-organise the management of the business and undertaking to provide focused management attention and leadership required by the business which is to be segregated and demerged. In particular, Anil D. Ambani, the erstwhile Vice Chairman & Managing Director of the Demerged Company would take responsibility for providing such focused management attention and leadership to the Telecommunication Undertaking whereas Mukesh D. Ambani, Chairman & Managing Director of the Demerged Company would continue to lead the businesses retained by the Demerged Company including, in particular petrochemicals, refining, oil and gas exploration and production, textiles and other businesses.

Under the Scheme of Arrangement, the Demerged Company's undertakings comprising its interests and strategic investments in the telecommunications business be segregated and demerged, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Act, and transferred to the Company for achieving independent focus in these areas. The Demerged Company will continue its interests in the businesses of petrochemicals, refining, oil and gas exploration and production and textiles and develop new areas in the economic development of the country.

Clause 19 of the Scheme reads as under:

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking; (ii) supply of gas for power projects of Reliance Patalganga Power Limited and REL with the Gas Based Energy Resulting Company; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Clause 12.2 of the Scheme reads as under:

12.2 (a) Pursuant to the provisions of Clause 12.1 above, each of the Resulting Companies shall issue to the Depository representing the holders of GDRs of the Demerged Company, shares of the Resulting Companies in accordance with the relevant Share Entitlement Ratio. Subject to Clause (b) below, the Depository of the Demerged Company shall hold such shares of the Resulting Companies on behalf of the holders of GDRs of the Demerged Company;

(b) (i) Each of the Resulting Companies may, on or before expiry of 150 (One hundred and fifty) days from the Record Date, in consultation with the Depository for the GDR holders of the Demerged Company and by entering into appropriate agreements with the said Depository or any other Depository (appointed by the Resulting Companies) for the issuance of GDRs, (whether listed or otherwise), instruct such Depository to issue GDRs of the Resulting Companies, or any of them, to the holders of GDRs of the Demerged Company and any such issue of GDRs shall be irrevocably put in motion within the said period. Subject to sub-clause (ii) below, if the Resulting Companies have not had such GDRs issued as aforesaid, the Bank of New York as the Depository for the Demerged Company shall, without reference to the Resulting Companies, sell the shares of the Resulting Companies in the open domestic market and distribute the net sale proceeds to such GDR holders on a proportionate basis.

(ii) Notwithstanding anything contained in sub-clause (i) above, any holder of GDRs of the Demerged Company may at anytime after the Record Date, but prior to the issuance of GDRs by a Resulting Company, instruct the Depository to transfer the underlying shares of such Resulting Company to such GDR holder. In such case, the relevant Resulting Company shall obtain such permissions as may be necessary.

(c) The holders of GDRs of the Demerged Company who wish to directly receive shares of the Resulting Companies may surrender the GDRs of the Demerged Company held by them before the Record Date in exchange for shares of the Demerged Company. Such GDR holders holding shares of the Demerged Company on the Record Date shall then be entitled to receive shares of Resulting Companies in accordance with the Share Entitlement Ratio under Clause 12.1 above.

Approvals with respect to the Scheme of Arrangement

The Honorable High Court of Judicature at Bombay, vide Orders dated December 9, 2005 have approved the Scheme of Arrangement amongst Reliance Industries Limited ("RIL") and Reliance Communication Ventures Limited ("RCVL"), Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since named as Reliance Natural Resourcs Limited), and Reliance Capital Ventures Limited and their respective shareholders and creditors (the "Scheme") pursuant to this Scheme the investment held by RIL in Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Infocomm Limited and WorldTel Holding Limited has been transferred to and vested in RCVL w.e.f. September 1, 2005 (i.e. the Appointed Date under the Scheme) under Section 391 to 394 of the Companies Act, 1956. In accordance with the said Scheme, the Equity shares of RCVL issued pursuant to the Scheme, subject to applicable regulations shall be listed and admitted to trading on the Bombay Stock Exchange Limited ("BSE") and the National Stock Exchange of India Limited ("NSE"). Such listing and admission for trading is not automatic and will be subject to such other terms and conditions as may be prescribed by the Stock Exchanges at the time of application by RCVL seeking listing.

The aforesaid Order of the Honorable High Court of Judicature at Bombay was filed by RIL and RCVL with the Registrar of Companies ("ROC"), Maharashtra on December 21, 2005, which is the Effective Date of the Scheme.

Subsequently, SEBI, vide its letter CFD/DIL/SC/58120/2006 dated January 19, 2006 has granted relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of RCVL subject to the transferee company, viz, RCVL, complying with all the provisions of Clause 8.3.5 of the SEBI (DIP) Guidelines, 2000.

RCVL has submitted its Information Memorandum, containing information about itself, making disclosures in line with the disclosure requirement for public issues, as applicable, to BSE and NSE for making the said Information Memorandum available to public through their websites.

This Information Memorandum is made available on the website of RCVL (www.rcovl.com), website of BSE (www.bseindia.com/ipo/schema.asp) and website of NSE (www.nseindia.com/content/equities/RCVLIM.pdf).

RCVL will publish an advertisement in the newspapers containing its details in line with the details required as per clause 8.3.5.4 of SEBI (DIP) Guidelines. The advertisement will draw a specific reference to the availability of this Information Memorandum on the website of RIL as well as the Stock Exchanges.

RCVL also undertakes that all material information about itself shall be disclosed to stock exchanges on a continuous basis so as to make the same available to public, in addition to the requirements, if any, specified in Listing Agreement for disclosures about the subsidiaries.

STATEMEMT OF TAX BENEFITS

The statement of tax benefits has been certified by our auditors M/s. RSM & Co., Chartered Accountants vide their letter dated January 25, 2006.

As per the present provisions of Income-tax Act, 1961 (hereinafter referred to as "the Act") and other laws as applicable for the time being in force in India, the following tax benefits are available to the Company and to the shareholders of the Company, subject to fulfillment of prescribed conditions:

A. To the Company under the Income Tax Act, 1961 ('the Act')

1. Under Section 32 of the Act, the Company is entitled to claim depreciation allowance at the prescribed rates on all its tangible and intangible assets acquired and put to use for its business.

2. Under Section 10(34) of the Act, dividend income (whether interim or final) received by the Company from any other domestic company (in which the company has invested) is exempt from tax in the hands of the Company.

3. The income received by the Company from distribution made by any mutual fund specified under Section 10(23D) of the Act or from the Administrator of the specified undertaking or from the specified companies referred to in Section 10(35) of the Act is exempt from tax in the hands of the Company under Section 10(35) of the Act.

4. Under Section 10(38) of the Act, the Long-term Capital Gains arising on transfer of equity shares in any other company or units of equity oriented mutual funds, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the company.

5. As per the provisions of Section 112(1)(b) of the Act, other Long-term Capital Gains arising to the Company are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per the Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long-term capital gains worked out after considering indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of Long-term capital gains worked out without considering indexation benefit (plus applicable surcharge and education cess).

6. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the Company from transfer of Equity Shares in any other company or from sale of units of any equity oriented mutual fund defined in Section 10(38) of the Act, are subject to tax @ 10% (plus applicable surcharge and education cess), if such a transaction is subjected to Securities Transaction Tax.

7. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the Company would be entitled to exemption from tax on Long-term Capital Gain [not covered by Section 10(36) and Section 10 (38) of the Act] if such capital gain is invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

8. As per the provisions of Section 88E of the Act, where the business income of the Company includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transaction. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

B. To the Shareholders of the Company

I Resident Shareholders

1. Under Section 10(34) of the Act, dividend (whether interim or final) received from a domestic company is exempt from tax in the hands of the resident shareholders of the Company.

2. Under Section 10(38) of the Act, the Long-term Capital Gain arising on transfer of equity shares in any other company or units of equity oriented mutual fund, which are chargeable to Securities Transaction Tax, are exempt from tax in the hands of the resident shareholders.

3. As per the provisions of Section 112(1)(a) of the Act, other Long-term Capital Gains arising to the resident shareholders are subject to tax at the rate of 20% (plus applicable surcharge and education cess). However, as per Proviso to that section, the long-term capital gains resulting from transfer of listed securities or units or zero coupon bonds [not covered by Section 10(36) and 10(38) of the Act], are subject to tax at the rate of 20% on long term capital gains after considering the indexation benefit (plus applicable surcharge and education cess), which would be restricted to 10% of long term capital gains without considering the indexation benefit (plus applicable surcharge and education cess).

4. As per the provisions of Section 111A of the Act, Short-term Capital Gains arising to the resident shareholders from the transfer of Equity Shares in a company or units of equity oriented mutual fund defined in Section 10(38) of the act, are subject to tax @ 10% (plus applicable surcharge and education cess) if such a transaction is subjected to Securities Transaction Tax.

5. As per the provisions of Section 88E of the Act, where the business income of an assessee includes profits and gains from sale of securities liable to Securities Transaction Tax, a rebate is allowable from the amount of income tax on such business income, to the extent of Securities Transaction Tax paid on such transactions. The amount of rebate shall, however, be limited to the amount of income tax arrived at by applying the average rate of income tax on such business income.

6. In accordance with and subject to the conditions specified in Section 54EC and Section 54ED of the Act, the resident shareholders would be entitled to exemption from tax on Long-term Capital Gains [not covered by Section 10(36) and Section 10 (38) of the Act], if such capital gains are invested in any of the long-term specified assets (hereinafter referred to as the "new asset") to the extent and in the manner prescribed in the said sections. If the new asset is transferred or converted into money at any time within a period of three years in case of new assets specified in Section 54EC and within a period of one year in case of new assets specified in Section 54ED, from the date of its acquisition, the amount of capital gains for which exemption is availed earlier would become chargeable to tax as long term capital gains in the year in which such new asset is transferred or converted into money.

7. In case of a shareholder being an individual or a Hindu Undivided Family, in accordance with and subject to the conditions and to the extent provided in Section 54F of the Act, the shareholder is entitled to exemption from Long-term Capital Gains arising from the transfer of any long term capital asset, not being on residential house [not covered by Sections 10 (36) and 10 (38) of the Act], if the net consideration is invested for purchase or construction of a residential house. If part of the net consideration is invested within the prescribed period in a residential house, such gains would not be chargeable to tax on a proportionate basis. If, however, such new residential house in which the investment has been made is transferred within a period of three years from the date of its purchase or construction, the amount of capital gains for which the exemption was availed earlier would be taxed as long-term capital gains of the year in which such residential house is transferred.

II Mutual Funds

In case of a shareholder being a Mutual fund, as per the provisions of Section 10(23D) of the Act, any income of Mutual Funds registered under the Securities and Exchange Board of India Act, 1992 or Regulations made thereunder, Mutual Funds set up by public sector banks or public financial institutions and Mutual Funds authorised by the Reserve Bank of India are exempt from income-tax, subject to the conditions notified by Central Government in this regard.

III Venture Capital Companies /Funds

In case of a shareholder being a Venture Capital Company / Fund, any income of Venture Capital Companies / Funds registered with the Securities and Exchange Board of India, are exempt from income-tax, subject to the conditions specified in Section 10(23FB) of the Act.

IV Non-Resident / Non-Resident Indian Member

1. Dividend (both interim and final) income, if any, received by the non-resident/non-resident Indian shareholders from the domestic company shall be exempt under Section 10(34) read with Section 115-O of the Act.

2. Benefits outlined in Paragraph B(I) above are also available to a non-resident/non-resident Indian shareholder except that under first proviso to Section 48 of the Act, the capital gains arising on transfer of capital assets being shares of an Indian Company need to be computed by converting the cost of acquisition, expenditure in connection with such transfer and full value of the consideration received or accruing as a result of the transfer into the same foreign currency in which the shares were originally purchased. The resultant gains thereafter need to be reconverted into Indian currency. The conversion needs to be at the prescribed rates prevailing on dates stipulated. Further, the benefit of indexation is not available to non-resident shareholders.

3. Benefits outlined in Paragraph A(8) above are also applicable to the non-resident/non- resident Indian shareholder.

4. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident/non-resident Indian shareholder. Thus, a non-resident/non-resident Indian shareholder can opt to be governed by the beneficial provisions of an applicable tax treaty.

5. Capital gains tax – Options available to a non-resident Indian under the Act: Non- resident Indian: As per Section 115-C(e) of the Act, a 'non-resident Indian' means an individual, being a citizen of India or a person of Indian origin who is not a 'resident'. As per the Explanation to the said clause, a person shall be deemed to be of Indian origin if he, or either of his parents or any of his grand-parents, was born in undivided India.

6. Where shares have been subscribed in convertible foreign exchange, the non-resident Indians [as defined in Section 115C(e) of the Act], being shareholders of an Indian company, have the option of being governed by the provisions of Chapter XII-A of the Act, which, *inter alia,* entitles them to the following benefits in respect of income from shares of an Indian company acquired, purchased or subscribed to in convertible foreign exchange:

- As per the provisions of Section 115D read with Section 115E of the Act and subject to the conditions specified therein, long term capital gains (in cases not covered under Section 10(38) of the Act) arising on transfer of an Indian company's shares, will be subject to tax at the rate of 10 percent (plus applicable surcharge on tax and education cess on tax and surcharge), without indexation benefit.

- As per the provisions of Section 115F of the Act and subject to the conditions specified therein, gains arising on transfer of a long term capital asset (in cases not covered under Section 10(38) of the Act) being shares in an Indian company shall not be chargeable to tax if the entire net consideration received on such transfer is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act. If part of such net consideration is invested within the prescribed period of six months in any specified asset or savings certificates referred to in Section 10(4B) of the Act then such gains would not be chargeable to tax on a proportionate basis. For this purpose, net consideration means full value of the consideration received or accrued as a result of the transfer of the capital asset as reduced by any expenditure incurred wholly and exclusively in connection with such transfer.

- Further, if the specified asset or savings certificates in which the investment has been made is transferred within a period of three years from the date of investment, the amount of capital gains tax exempted earlier would become chargeable to tax as long term capital gains in the year in which such specified asset or savings certificates are transferred.

- As per the provisions of Section 115G of the Act, non-resident Indians are not obliged to file a return of income under Section 139(1) of the Act, if their only source of income is income from investments or long term capital gains earned on transfer of such investments or both, provided tax has been deducted at source from such income as per the provisions of Chapter XVII-B of the Act.

- Under Section 115H of the Act, where the non-resident Indian becomes assessable as a resident in India, he may furnish a declaration in writing to the Assessing Officer, along with his return of income for that year under Section 139 of the Act to the effect that the provisions of the Chapter XII-A shall continue to apply to him in relation to such investment income derived from the specified assets for that year and subsequent assessment years until such assets are converted into money.

- As per the provisions of Section 115I of the Act, a non-resident Indian may elect not to be governed by the provisions of Chapter XII-A for any assessment year by furnishing his return of income for that assessment year under Section 139 of the Act, declaring therein that the provisions of Chapter XII-A shall not apply to him for that assessment year and accordingly his total income for that assessment year will be computed in accordance with the other provisions of the Act.

V Foreign Institutional Investors (FIIs)

1. Dividend (both interim and final) income, if any, received by the shareholder from the domestic company shall be exempt under Section 10(34) read with Section 115O of the Act.

2. Capital gains

Under Section 115AD, income (other than income by way of dividends referred in Section 115-O) received in respect of securities (other than units referred to in Section 115AB) shall be taxable at the rate of 20% (plus applicable surcharge on tax and education cess on tax and surcharge).

Under Section 115AD, capital gains arising from transfer of securities (other than units referred to in Section 115AB) which are not exempt under Section 10(38), shall be taxable as follows:

Securities which are held for the period of upto or less than twelve months and where such transaction is chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Securities other than those held for the period of upto or less than twelve months and where such transaction is not chargeable to STT levied under Chapter VII of the Finance (No. 2) Act of 2004, shall be taxable at the rate of 30% (plus applicable surcharge on tax and education cess on tax and surcharge);

Securities which are held for the period of twelve months or more shall be taxable at the rate of 10% (plus applicable surcharge on tax and education cess on tax and surcharge). Such capital gains would be computed without giving effect of indexation as provided in the first and second proviso to Section 48. In other words, the benefit of indexation, as mentioned under the two provisos would not be allowed while computing the capital gains.

3. Long-term capital gains arising on transfer of equity shares in the Company, which is held for the period of twelve months or more and where such transaction is chargeable to STT, shall be exempt from tax under Section 10(38) of the Act.

4. Benefit of exemption under Section 54EC and 54ED shall be available as outlined in Paragraph B(I)(6) above.

5. Benefit as outlined in Paragraph A(8) above are also available to FIIs.

6. As per Section 90(2) of the Act, the provisions of the Act would prevail over the provisions of the tax treaty to the extent they are more beneficial to the non-resident. Thus, a non-resident can opt to be governed by the beneficial provisions of an applicable tax treaty.

Note: There is a legal uncertainty over whether a FII can elect to be governed by the normal provisions of the Act, instead of the provisions of Section 115AD. Investors are advised to consult their tax advisors in this regard.

C. Benefits available under the Wealth Tax Act, 1957

'Asset' as defined under Section 2(ea) of the Wealth Tax Act, 1957, does not include share in companies. Hence, the shares in companies are not liable to Wealth Tax.

D. Benefits available under the Gift Tax Act, 1958

Gift tax is not leviable in respect of any gifts made on or after October 1, 1998. Therefore, any gift of shares will not attract gift tax.

Notes:

1. All the above benefits are as per the current tax law and will be available only to the first named holder in case the shares are held by joint holders. Shareholder is advised to consider in his/her/its own case, the tax implications of any new enactments which may change / modify the law.

2. In view of the nature of tax consequences, being based on all the facts, in totality, of the investors, each investor is advised to consult his/her own tax advisor with respect to specific tax consequences.

ABOUT RELIANCE COMMUNICATION VENTURES LIMITED

Overview of Telecom Industry

The telecommunications industry operates in a licensed and regulated environment. The Government of India, through Department of Telecommunications (DoT) and Telecom Commission, both functioning under the Ministry of Communications and Information Technology decides on the policies that governs/ regulates the sector and issues the above-mentioned licenses and registrations.

India's telecom policy is guided by overall development goals and the interests of the consumer. In order to protect and promote consumer interest and ensure fair competition, an independent regulatory authority known as Telecom Regulatory Authority of India (TRAI) was established in 1997. The sector is more liberalized than many developing markets and, in most respects, the regulatory framework has caught up with the need to manage a highly competitive market environment. Competition has been introduced into all segments and licenses are available to new entrants. Tariff controls have been removed or structured as ceiling tariffs in areas where there is limited competition. There is a current initiative to simplify the charging bands for long distance calls and to remove some of the artificial constraints in the segregation of long distance and access licenses. Consolidation among operators has been facilitated. TRAI has actively intervened in many areas to ensure a level playing field between operators.

The Indian wireless market has experienced significant growth in recent years, increasing from 1.9 million subscribers at the end of FY 2000 to more than 83.5 million subscribers as at the end of December 31, 2005. Regulatory initiatives and increasing affordability have been the key drivers of growth (3 year CAGR of more than 100% during FY02-05) resulting in wireless penetration crossing fixed line penetration in October 2004. Declining handset prices and widening geographic reach are likely to keep up the growth momentum and the addressable market will continue to expand.

The Wireline network in India has grown to more than 41.20 million DELs as of December 2005, as compared to 9.8 million DELs in 1995, reflecting a CAGR of 15 %.

India has a booming Internet market (with around 7.5 million users as of December 2005). Broadband uptake has been relatively low mainly as ADSL deployment was not strong on account of regulatory and pricing issues. Cable modem technology has been stalled by poor technology of infrastructure and Wireless Broadband is yet to achieve deep penetration.

In the future, broadband is likely see significant growth primarily due to increasing PC penetration, lower costs, which would increase affordability, increase in information technology services and availability of value added video services.

Prior to introduction of cable TV in 1991, Indian Television households received reception only from Doordarshan. Today, more than 350 channels are available over Indian skies. An urban cable home in the four metros currently receives approximately 90 TV channels in analogue mode. 50 of these are free to air and the balance are pay channels which are bundled together into bouquets.

The TV households have grown at CAGR of 12% p.a. from 25 million in 1992 to 100 million currently. Of these an estimated 50 million are cable connected homes, up from 0.4 million in 1992.

The salient features of the regulatory changes effected in the past are as under:

- Interconnect Usage charges (IUC) were specified for all the call distances as well as all combination of originating/ terminating network. These were specified as absolute values (Rs. / min.) instead of the earlier practice of percentage of marginal call charges.
- Against the earlier practice of splitting the subscriber charges into two parts between the originating network and the carrier, the new regulation specified IUC values in three parts namely originating access network, carrier's network (NLD operator) and the terminating access network. This was subsequently modified to specify the IUC value for the carrier's network and terminating network, leaving the residual of the subscriber charges as the originators share.
- An explicit value of Access Deficit Charge (ADC) was also specified for calls involving a fixed service subscriber on either end of the call. Earlier the ADC was implicitly built into call charges. ADC was provided to fixed services network to cover the losses incurred in offering subsidized rental and short distance call charges in rural areas.
- Simultaneously, TRAI disallowed charging the customer for incoming calls in case of mobile services.

- Department of Telecommunications vide its directives issued on 14th December, 2005 amended the License Conditions, while increasing the FDI cap from 49% to 74% and made certain restrictive changes with respect to Ownership, Substantial Shareholdings by the Promoters and other Investors holding 10% in one or more Licensee Companies. Further in the aforesaid directives, DoT required Licensee Companies to designate CEO, CFO and CTO, only those persons who are Resident Indian Citizens.
- TRAI vide Press Note issued on 23rd February, 2006, issued an amendment to the IUC Regulation. The salient featres of the Regulations are as under:
  - Carrier charges have been slashed by about 50% and ADC by about 33%, which may see STD and ISD Tariffs to fall further;
  - There will not be any ADC on per minute basis on domestic calls;
  - ADC on International Long Distance traffic shall continue to be on per minute basis but at a reduced rate of Rs. 1.60 per minute for incoming international calls. ADC on outgoing international calls have been reduced to 0.80 per minute.
  - All licenses of Unified Access Service, Celular Mobile telephone Service, National Long Distance Service and International Long Distance Service shall pay 1.5% of their AGR as ADC to BSNL. BSNL will retain ADC chargeable as percentage of its AGR. Unified Acces Service Licensee/BSOs will retain ADC as percentage of AGR of wireline subscribers and the balance shall be paid to BSNL.
  - For estimation of ADC as a percentage of AGR, of access providers, the revenue from the rural subscribers shall be subtracted.
  - The UASLs/BSOs other than BSNL would retain ADC in terms of percentage of AGR and also on outgoing international calls from their wireline subscribers.
  - No change in mobile and fixed termination charges from the existing level of Rs.0.30 per minute.
  - Death of distance acknowledged by moving over to a ceiling carriage of Rs. 0.65/minute irrespective of distance.
  - No ADC charge on rural revenue of operators to incentivize penetration of telecom services in rural areas.
  - Strengthening of monitoring mechanism of payment & receipt of ADC by operators.

  The above Regulations shall come into force w.e.f. March 1, 2006.

Business

Pursuant to the scheme, the Telecommunication Undertaking stands vested in the Company, comprising inter-alia investment in the operating companies as under:

Sr. No.	Investee Company	Instrument	Face value (Per share)	No. of shares	% shareholding
1.	Reliance Communications Infrastructure Limited	Equity Shares	Re. 1	900,000,000	45.00
2.	Reliance Infocomm Limited	Equity Shares	Re. 1	3,192,585,350	45.34
3.	Reliance Telecom Limited	Equity Shares	Rs. 10	7,095,130	35.60
4.	World Tel Holding Limited (Bermuda)	Equity Shares	US $ 0.05	69,524	3.98
5.	Reliance Telecom Limited	Preference shares	Rs. 10	45,000,000	100.00

The Telecommunication Undertaking also comprised, inter alia, certain fixed assets aggregating to Rs. 166.24 crores, which have been given on lease/leave-and-license basis to RIC, RCIL and others entities. RCVL has earned rentals/lease rentals of Rs. 6.46 crores for the period ended December 31, 2005. The said lease/leave-and-license arrangements are expected to continue.

The Company's main source of income presently will be the return from its investments in RIC, RCIL and RTL.

None of these companies is a subsidiary of the Company.

For details of the above operating companies please see section titled "Key Investments".

History

Reliance Communication Ventures Limited (the "Telecommunication Resulting Company") was originally incorporated on July 15, 2004, under the Companies Act, 1956 as Reliance Infrastructure Developers Private Limited. The status of the Company was changed to Public Limited Company on July 25, 2005 and the name was changed to its present name, viz. Reliance Communication Ventures Limited, under Fresh Certificate of Incorporation consequent on change of name dated August 3, 2005.

Main Objects of the RCVL as set out in Memorandum of Association of the Company are as under.

1) To carry on and undertake the business of finance, investment, loan and guarantee company and to invest in acquire, subscribe, purchase, hold, sell, divest or otherwise deal in securities, shares, stocks, equity linked securities, debentures, debenture stock, bonds, commercial papers, acknowledgements, deposits, notes, obligations, futures, calls, derivatives, currencies and securities of any kind whatsoever, whether issued or guaranteed by any person, company, firm, body, trust, entity, government, state, dominion sovereign, ruler, commissioner, public body or authority, supreme, municipal, local or otherwise, whether in India or abroad. The Company will not carry on any activity as per Section 45 1A of RBI Act, 1934.

2) To carry on and undertake the business of financial services like financial restructuring / reorganization, investment counseling, portfolio management and all activities and facilities of every description including all those capable of being provided by bankers, stockbrokers, merchant-bankers, investment bankers, portfolio managers, trustees, agents, advisors, consultants, providing other financial or related services and to carry on the activities of hire-purchase, leasing and to finance lease operations of all kinds, purchasing, selling, hiring or letting on hire all kinds of plant and machinery and equipment and to assist in financing of all and every kind and description of hire- purchase or deferred payment or similar transactions and to subsidize, finance or assist in subsidizing or financing the sale and maintenance of any goods, articles or commodities of all and every kind and description upon any terms whatsoever and to purchase or otherwise deal in all forms of movable property including plant and machinery, equipments, ships, aircrafts, automobiles, computers, and all consumer, commercial, medical and industrial items with or without security and to lease or otherwise deal with them including resale thereof, regardless of whether the property purchased and leased is new and/or used and from India or abroad.

3) To carry on and undertake the business of acting as agent of any person, public or private sector enterprises, financial institutions, banks, central government and state governments and to do financial research, design and preparation of feasibility study reports, project reports and appraisal report in India and abroad.

4) To carry on, manage, supervise and control the business of telecommunication, infrastructure, telecommunication system, telecommunication network, and telecommunication services of all kinds including and not limited to setting up telephone exchange, coaxial stations, telecommunication lines and cables of every form and description, transmission, emission, reception through various forms, maintaining and operating all types of telecommunication service and providing data programmes and data bases for telecommunication.

Change in Memorandum of Association since the Company's inception

Date	Particulars
July 21, 2005	Increase in Authorized Capital from Rs. 100,000 to Rs. 500,000
July 25, 2005	The status of the company was changed from Private Limited to Public Limited Company.
July 26, 2005	Alteration of Main Object Clause
August 3, 2005	Change of name of the Company from Reliance Infrastructure Developers Private Limited to Reliance Communication Ventures Limited
August 11, 2005	Alteration of Authorized Capital of the Company by subdividing the then existing Authorized Capital of Rs 500000 divided into 50,000 equity shares of Rs. 10 each in to 1,00,000 equity shares of Rs. 5 each Alteration of Main Object Clause.
December 24, 2005	Increase of Authorized Capital of the Company from Rs. 5,00,000 to Rs. 6,500,000,000

Subsidiaries

We do not have any Subsidiaries.

Agreements with Reliance Industries Limited

Shri Mukesh Ambani, Chairman and Managing Director of Reliance Industries Ltd. (RIL), and Anil Dhirubhai Ambani, Chairman, Reliance - Anil Dhirubhai Ambani Group (Reliance – ADAG), had reached an Agreement, on the overall business reorganization of the Reliance Group, which envisaged, inter alia, the execution of agreements for use of Brands and Trademarks, non compete arrangements, provision for certain services, and support for imports under EPCG scheme between the Company, being one of the Resulting Companies, and RIL, the Demerged Company. Accordingly, Clause 19 (relevant extracts) of the Scheme provided as under:

"19. Agreements

The Resulting Companies will have the right to use the "Reliance" brand and logo and suitable agreements will be entered into in this regard. Further, suitable arrangements would also be entered into in relation to (i) non-competition in relation to the businesses of the Demerged Undertakings and the Remaining Undertaking ; (ii) ...; and (iii) Transfer of leasehold rights of RIL to the relevant Resulting Company with respect to the relevant Demerged Undertaking."

Consequent to the above, RIL was to, inter alia, enter into the following Agreements (amongst others) with the Company:

- Trade Mark Management Agreement
- Non Competition Agreement
- Shared Services Agreement
- Agreements for Lease / leave and license
- Agreement to provide EPCG support

The Company was a wholly owned subsidiary of RIL upto the date of allotment of Shares in pursuance of the Scheme i.e. January 27, 2006. RIL had 2 of its representatives on the Board of the Company comprising 3 Directors, and thus had majority control.

In terms of the Scheme, RIL was required to reconstitute the Board and hand over the control and management of the Company to Shri Anil D. Ambani, after the Record Date i.e. 25th January 2006. However, the Board of the Company was reconstituted only on February 7, 2006, on which date the control and management of the Company was handed over to Shri Anil D. Ambani.

RIL executed cetain Agreements with the Company on 12th January 2006 and 14th January, 2006, (while the Company was still under RIL's control), with the approval of only RIL's nominees on the Board of the Company, and despite specific objection and dissent of the representative of Shri Anil D. Ambani at the Board meeting.

The Agreements as executed contain significant, fundamental and material deviations from the agreed position, which may adversely impact the interests of the Company and its shareholders. Any unfair competition in violation of the agreed position may severely affect the interests of the Shareholders of the Company. Similarly, violation of the understanding for creation, protection and promotion of Trade Marks and Brands and non-provision of certain services may severely undermine the economic value of the Company, which will adversely impact the interests of the Company's shareholders.

The reconstituted Board of the Company has decided to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

A summary of the material terms of these Agreements, which were executed while the Company was still under the control of RIL, and which as stated herein are subject to amendment, is given below:

Trademark Management Agreement

The Trademarks which are subject of the Trademark Management Agreement (TMA) dated January 12, 2006 between the RIL and the Company among others are RELIANCE WORD & RELIANCE logo being the visual or graphic presentation of the letter "R" with flame in the background (Trademarks).

The TMA acknowledges that all rights title and interest in and to the Trademarks shall vest in the Demerged Group (referred herein as "RIL") and the Resulting Group (referred herein as the "Resulting Companies") in relation to their respective businesses and they are entitled to enjoy such ownership rights.

With respect to any new business commenced by either of the RIL or Resulting Companies (subject to non-compete), the group which commences the business first in point of time shall be entitled to use the Trademark in relation to such business, subject to certain conditions.

The TMA allows each of the Parties to co-brand the said Trademarks, to which it is entitled to, with a third party, subject to certain conditions.

Non Competition Agreement

Under the Non Competition Agreement ("NCA") dated January 12, 2006 executed between RIL and the Company among others, RIL and the Resulting Companies have agreed not to set up businesses, which would compete with the specified Existing Businesses and reserved business of the other group for a period of 10 years. NCA also incorporates a Right of First Refusal in case any group decides to sell any of its business(s).

The non-compete provision terminates if any business is sold by either RIL or the Resulting Companies to a third party.

Existing business(s) of the Resulting Companies pertaining to the Company comprise "Telephony and Related Services/ Infrastructure".

Telephony Services means any transmission, emission or reception of signs, signals, writing, images and sounds or intelligence of any nature by wire, radio, optical or other electro magnetic means (this is the definition of "Telecommunications" as per ITU), permissible or being provided in India, by RIC Group, under licenses issued by Government of India under Section 4 of the Indian Telegraph Act, 1885, but shall not include broadcasting and broadband services. For the avoidance of doubt, Telephony Services does not include IT enabled services such as Business Process Outsourcing (BPO), e-commerce whether with or without licenses or registrations from Government of India, provided that no investment shall be made for creation of Telecommunication Infrastructure for this purpose. Telecom Infrastructure shall mean establishing and providing telecommunication infrastructure to Telecommunication Services Provides (i.e. License holders for telecommunication services in India) under IP 1 registration, establishing, operating or providing data centres, network operating centres or other telecommunication infrastructure.

The business reserved for Resulting Companies include all areas of media and entertainment, except those specified as areas of free competition. Content can be sold or assigned or given for electronic distribution to third parties including Reliance Infocomm Limited. However, RIL Group shall not, directly or indirectly, engage in digital delivery of content.

However, as per the agreed position, Mukesh Ambani /RIL Group is not to directly, or indirectly, enter into the business of broadband services.

The businesses reserved for RIL are (i) Petroleum & petroleum retail (ii) Petrochemical business.

Shared Service Agreement, Lease Agreements and Leave and License Agreements.

Under the Shared Services agreement executed between the Company and RIL on January 14, 2006, RIL has agreed to continue to provide certain services and facilities including sale of HDPE resin, conversion of resin into ducts and certain software, to the telecommunication business demerged to the Company.

Certain agreements for lease were entered into during the period from January 12, 2006 to January 25, 2006, wherein RIL has agreed to lease / permit-to-use certain properties (12 properties) for periods upto 99 years. Certain entities controlled by RIL and its group companies have also entered into five leave and license agreements with the Company, during the period January 16 2006 to January 19 2006, permitting the Company to use certain immovable properties for a period of three years on commercial terms. Besides, RIL and its group companies have also issued user permission letters in favour of the Company with respect to properties where IS and MCNs of the operating companies are located.

As stated above, the said Agreements do not correctly reflect the agreed position between our Company and RIL. The Company intends to take appropriate steps to amend the above Agreements suitably, so as to bring them in line with the agreed position, and to protect the interests of the Company and its Shareholders.

Agreements to provide EPCG supportfor infocomm businesses

As per the agreed position, RIL has to continue to provide support in the shape of export obligations against import of capital goods, to the Company and its subsidiaries and affiliates, to enable import of capital goods and services under the EPCG scheme of the Government of India, upto Rs. 10,000 crores during the period from April 1, 2005 to March 31, 2007.

RIL has not yet executed any agreement with the Company, in connection with the above obligation. The reconstituted Board of the Company has decided to take appropriate steps to enter into appropriate agreement with RIL in line with the agreed position in connection with the above, and to protect the interests of the Company and its Shareholders.

MANAGEMENT

Board of Directors

As per the Articles of Association of the Company, the Company shall not have less than 3 directors and not more than such number of directors as may be stipulated by the Companies Act for the time being in force.

As per the Articles of Association of the Company, so long as ADA Group is the largest shareholder of the Company, Anil D Ambani shall be the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company and would have a vote in the event of a tie.

Anil D. Ambani is the Chairman of the Board and of the Company. ADA Group presently is the largest shareholder of the Company.

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
1	Shri Anil D. Ambani Age: 46 years Designation: Chairman S/o Dhirubhai H. Ambani Address: 39, Sea Wind, Cuffe Parade, Mumbai 400 005. Occupation : Industrialist	Reliance Energy Limited Reliance Capital Limited Anil Dhirubhai Ambani Enterprises Limited Anil Dhirubhai Ambani Foundation Reliance Blue Magic Private Limited Anil Dhirubhai Ambani Ventures Private Limited Ambani Industries Private Limited Ambani Enterprises Private Limited Ambani International Private Limited AAA Enterprises Private Limited AAA International Capital Private Limited AAA Industries Private Limited AAA Consultancy Services Company Private Limited AAA Project Ventures Private Limited AAA Global Ventures Private Limited AAA Global Business Enterprises Private Limited AAA Business Machines Private Limited Reliance Business Management Private Limited Dhirubhai Ambani Enterprises Private Limited AAA Communication Private Limited ADAE Ventures Private Limited Reliance Enterprises and Ventures Private Limited ADA Enterprises and Ventures Private Limited Anadha Enterprise Private Limited Bhavan Mercantile Private Limited Panther Consultants Private Limited Reliance Infocomm Limited Reliance Communications Infrastructure Limited Reliance Telecom Limited Flag Telecom Group Limited - Foreign Co Indian School of Business Reliance Europe Limited Reliance Energy Ventures Limited Reliance Capital Ventures Limited Reliance Natural Resources Limited
2	Prof. J. Ramachandran Age: 49 years Designation: Director S/o S. Jayaraman Address: 417, Faculty Quarters, Indian Institute of Management, Bennerghatta, Bangalore 560 076 Occupation : Educationist	Reliance Infocomm Limited Reliance Communications Infrastructure Limited Sasken Communication Technologies Limited Indus League Clothing Limited Bhoruka Power Corporation Limited Dalmia Elcrodyn Technologies Private Limited Integrated Brandcom Private Limited Medybiz Private Limited Lifetime Healthcare Private Limited

Sr. No.	Name, Age, Designation, Fathers Name, Address, Occupation	Other Directorships
3	Shri S.P.Talwar Age: 65 years Designation: Director S/o Tek Chand Talwar Address: 162, Kshitij, 47 Nepean Sea Road, Mumbai 400 036. Occupation : Company Executive	Vemagiri Power Generation Limited Cromption Greaves Limited Reliance Capital Trustee Co. Limited Reliance General Insurance Company Limited Reliance Life Insurance Company Limited (formerly AMP Sanmar Life Insurance Limited) Videocon Industries Limited RLIC Limited Reliance Capital Ventures Limited

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani.

The Board of the Company was reconstituted on February 7, 2006 whereby Anil D. Ambani, Prof. J. Ramachandran and S. P. Talwar have been appointed as Directors on the Board of the Company and Sandeep Tondon, L V Merchant and Gautam Doshi have ceased to be Directors on the Board of the Company. The control and management of the Company accordingly stands vested with Anil D. Ambani.

As per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

Brief Biography of the Directors

Shri Anil D. Ambani

Shri Anil D. Ambani is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

Prof. J. Ramachandran

Prof. J. Ramachandran is the Chair Professor of Business Policy at the Indian Institute of Management, Bangalore. He is a Chartered and Cost Accountant and has obtained his doctorate from the Indian Institute of Management, Ahmedabad.

S. P. Talwar

S.P.Talwar is a former Deputy Governor of Reserve Bank of India. He is also former Chairman-cum-Managing Director of Bank of Baroda. He has vast experience in financial services sector in the country.

Compensation of managing directors/ whole time directors

RCVL does not have any Managing Director or Whole Time Director.

Corporate Governance

The provisions of the listing agreement to be entered into with the Stock Exchanges with respect to corporate governance will be applicable to the Company immediately upon the listing of its Equity Shares on the Stock Exchanges. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement.

Shri Anil D. Ambani is the non-executive Chairman of the Board. The Board of the Company comprising three Directors has 2 Independent Directors. The Board has also constituted the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee as required under Clause 49 of the Listing Agreement as under:

Director	Category	Member of Audit Committee	Member of Shareholders/Investors' Grievance Committee	Member of Remuneration Committee
Anil D. Ambani	Non-executive & Non-independent	Yes	Yes	Yes
Prof. J. Ramachandran	Non-executive & Independent	Yes	Yes	Yes
S. P. Talwar	Non-executive & Independent	Yes	Yes	Yes

The role, powers, scope of functions and duties of the Audit Committee, Shareholders/Investors' Grievance Committee and Remuneration Committee of the Board are as per the applicable provisions of the Companies Act, 1956, Clause 49 of the Listing Agreement and the Reliance Anil Dhirubhai Ambani Group – Corporate Governance Policies and Code of Conduct.

The Status of the Company's compliance with the provisions of Clause 49 of the Listing Agreement is given below:

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
I. Board of Directors	49 (I)	YES
(A) Composition of Board	49 (IA)	YES
(B) Non-executive Directors' compensation & disclosures	49 (IB)	NA
(C) Other provisions as to Board and Committees	49 (IC)	YES
(D) Code of Conduct	49 (ID)	YES
II. Audit Committee	49 (II)	YES
(A) Qualified & Independent Audit Committee	49 (IIA)	YES
(B) Meeting of Audit Committee	49 (IIB)	YES
(C) Powers of Audit Committee	49 (IIC)	YES
(D) Role of Audit Committee	49 II(D)	YES
(E) Review of Information by Audit Committee	49 (IIE)	YES
III. Subsidiary Companies	49 (III)	NA
IV. Disclosures	49 (IV)	YES
(A) Basis of related party transactions	49 (IV A)	YES
(B) Disclosure of Accounting Treatment	49 (IV B)	YES
(C) Board Disclosures	49 (IV C)	YES
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)
(E) Remuneration of Directors	49 (IV E)	NA
(F) Management	49 (IV F)	YES
(G) Shareholders	49 (IV G)	YES
V. CEO/CFO Certification	49 (V)	YES
VI. Report on Corporate Governance	49 (VI)	YES
VII. Compliance	49 (VII)	YES

The Directors have no interest in the transactions of the Company, otherwise than as directors of the Company.

Change in Board of Directors since the Company's inception

Name of the Director	Date of Appointment	Date of Resignation	Reasons
Ramesh Shenoy	July 15, 2004	August 10, 2005	Resigned
Hasit Shukla	July 15, 2004	August 10, 2005	Resigned
Surendra Pipara	July 16, 2005	August 10, 2005	Resigned
Sandeep Tandon	August 9, 2005	February 8, 2006	Resigned
L.V. Merchant	August 9, 2005	February 8, 2006	Resigned
Gautam Doshi	August 9, 2005	February 8, 2006	Resigned
Anil D. Ambani	February 7, 2006	-	Appointed as an Additional Director
Prof. J. Ramachandran	February 7, 2006	-	Appointed as an Additional Director
S. P. Talwar	February 7, 2006	-	Appointed as an Additional Director

Date of expiration of current term of Office of directors

Anil D. Ambani, Prof. J. Ramachandran and S. P. Talwar were appointed as an Additional Director on the Board of the Company and hold office upto the ensuing Annual General Meeting.

Shareholding of Directors

Name of Director	No of Shares held
Anil D. Ambani	18 59 271
Prof. J. Ramachandran	482
S. P. Talwar	Nil

Key managerial personnel

The Company is managed, controlled, and directed by the Board of Directors. The Board has appointed Hasit Shukla as the Manager of the Company with effect from February 8, 2006. Hasit Shukla is also the Company Secretary and Compliance Officer of the Company. Hasit Shukla is a commerce and law graduate, and a fellow member of the Institute of Company Secretaries of India. Prior to his appointment as Manager of the Company, Hasit Shukla was Company Secretary and Manager of Reliance Infocomm Limited. Vishal Jhaveri, who was Dy. Company Secretary and Compliance Officer of the Company resigned on February 7, 2006. Apart from the above, there are no changes in the Key Management Personnel of the Company.

Employees:

As on date, the Company has no significant employee strength.

PROMOTERS

Before the Scheme becoming effective, the Company was a wholly owned subsidiary of RIL. Pursuant to the Scheme becoming effective, the Company has allotted equity shares to the shareholders of RIL, except Specified Shareholders, as defined in the Scheme. Further, in terms of Clause 16.2 of the Scheme of Arrangement, consequent to the allotment made on January 27, 2006, the shareholding of RIL in the Company has been cancelled. Currently, Anil D. Ambani, Tina A. Ambani, Kokila D. Ambani, Jai Anmol A. Ambani, Jai Anshul A. Ambani, AAA Global Business Enterprises Private Limited, Anadha Enterprise Private Limited and Bhavan Mercantile Private Limited are presently the Promoters of the Company and Reliance Capital Limited and certain other companies forming part of the 'Group' who have / are in the process of transferring their shares to Anadha Enterprise Private Limited and/or Bhavan Mercantile Private Limited, are the Persons Acting in Concert with the Promoters.

Details of Promoters

Shri Anil D. Ambani, age 46 years, is the Chairman, Reliance Communication Ventures Limited, Reliance Capital Limited, Reliance Infocomm Limited, Reliance Communications Infrastructure Limited, Reliance Telecom Limited, Reliance Natural Resources Limited, Reliance Energy ventures Limited, Reliance Capital Ventures Limited and Chairman & Managing Director, Reliance Energy Limited. Till recently, he also held the position of Vice Chairman and Managing Director, Reliance Industries Limited. The above Companies are part of the Reliance Anil Dhirubhai Ambani Group.

Shri Anil D. Ambani is a Bachelor of Science, University of Bombay and MBA from The Wharton School, University of Pennsylvania, USA. He joined Reliance in 1983 as Co-Chief Executive Officer. He is credited with having pioneered many financial innovations in the Indian capital markets. He pioneered India's first forays into overseas capital markets with international public offerings of global depositary receipts, convertibles and bonds. He directed Reliance in its efforts to raise, since 1991, over US$2 billion from overseas financial markets.

He is a member of:

- Wharton Board of Overseers, The Wharton School, USA.
- Central Advisory Committee, Central Electricity Regulatory Commission.
- Board of Governors, Indian Institute of Management, Ahmedabad.
- Board of Governors of Indian Institute of Technology, Kanpur.

In June 2004, Shri Anil D. Ambani was elected as an Independent member of the Rajya Sabha – Upper House, Parliament of India. His term as Member of Parliament, India is a six year term and expires in 2010.

The Voter id number of Anil D. Ambani is MT/04/019102277311 and driving license number is 85/C/26507

Smt. Tina A Ambani, age 46 years is wife of Anil D. Ambani. She pioneered the Harmony Show, which over last several years provided a strong platform for promoting Art. She is also actively involved in philanthropic and social service activities and has been instrumental in the launch of the Harmony an initiative for senior citizens. Her voter id number is MT/04/019/033774.

Smt. Kokila D. Ambani, age 71 years is wife of the Founder Chairman of the Reliance group Late Dhirubhai H. Ambani. She is a matriculate. Her voter id number is MT/04/019/033763. She does not have a driving license.

Jai Anmol A Ambani, age 14 years, and **Jai Anshul A Ambani**, age 10 years are students and act through their father and natural guardian Anil D. Ambani.

AAA Global Business Enterprises Private Limited (AGBPL)

Date of Incorporation:

AAA Global Business Enterprises Private Limited was incorporated on January 25, 2005.

Principal Business:

Except for acquiring 1,15,29,001 shares in RIL, AGBPL has not commenced any business activities. The Company has not completed its first year of operations, hence has not prepared Profit and Loss Account.

Shareholding Pattern of AGBPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoters holding	-	-
	Total	10,000	100.00

Board of Directors of AGBPL

Anil D. Ambani
Tina A. Ambani
Hasit Shukla

Financial Performance of AGBPL

Rs. in Crores

Particulars	January 12, 2005 to March 31, 2005
Sales & Other Income	-
PAT	-
Equity Capital	0.01
Reserves	-
EPS(Rs.)	-
Book Value(Rs.)	-

Details of listing and Highest & Lowest market price during the preceding six months:

AAA Global Business Enterprises Private Limited is not listed

Anadha Enterprise Private Limited (AEPL)

AEPL was incorporated on June 23, 2005 and its principal business is Trading.

Shareholding Pattern of AEPL as on December 31, 2005:

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of AEPL

Anil D. Ambani
Kokila D Ambani
Hasit Shukla

Financial Performance of AEPL

Rs. in Crores

Particulars	June 23, 2005 to December 31, 2005
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	9.73

Details of listing and Highest & Lowest market price during the preceding six months:

AEPL is not listed.

Bhavan Mercantile Private Limited (BMPL)

BMPL was incorporated on June 27, 2005 and its principal business is Trading

Shareholding Pattern of BMPL as on December 31, 2005:

	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	10,000	100.00
B.	Non Promoter holding	-	-
	Total	**10,000**	**100.00**

Board of Directors of BMPL

Anil D. Ambani
Kokila D. Ambani

Financial Performance of BMPL

Rs. in Crores

Particulars	**June 27, 2005 to December 31, 2005**
Sales & Other Income	0.00
PAT	0.00
Equity Capital	0.01
Reserves	0.00
EPS(Rs.)	0.00
Book Value(Rs.)	10.83

Details of listing and Highest & Lowest market price during the preceding six months:

BMPL is not listed.

We confirm that the Permanent Account Number, Bank Account Number, the Company Registration Numbers and the address of the Registrar of Companies where our Promoters are registered have been submitted to the Stock Exchange at the time of filing of the Information Memorandum.

Change of Control of the Company in terms of the Scheme of Arrangement

Clause 17 of the Scheme provides that at any time after the Record Date, RIL shall cause the Board of Directors of the Company to be reconstituted in such manner as is agreed between the Company and Anil D. Ambani and thereupon the Company shall be controlled and managed by Anil D. Ambani. The Board of Directors of the Company and its committees would accordingly be reconstituted at a later date.

Further, as per the Articles of Association, so long as ADA Group is the largest shareholder of the Company, ADA Group shall be the Promoter of the Company as defined under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and shall exercise control over the Company.

The Board of the Company was reconstituted on February 7, 2006 and the control and management of the Company now stands vested with Anil D. Ambani. ADA Group is presently the largest Shareholder of the Company.

CURRENCY OF PRESENTATION

In this Information Memorandum all references to 'Rupees' and 'Rs' are to Indian Rupees, the legal currency of India.

DIVIDEND POLICY

There is no set dividend payment policy. Dividend is intended to be declared based on the quantum and availability of future profits and will be disbursed based on shareholder approval based on the recommendation of the Board of Directors.

We have not paid any dividend in the past.

FINANCIAL INFORMATION

Auditors' Report

The Board of Directors
Reliance Communication Ventures Limited
3rd Floor, Maker Chamber IV
222, Nariman Point
Mumbai – 400 021

Re: **Public listing of Reliance Communication Ventures Limited (Formerly Known as Reliance Infrastructure Developers Private Limited)**

Dear Sirs,

1. We have examined the financial information of Reliance Communication Ventures Limited (formerly known as Reliance Infrastructure Developers Private Limited) ('the Company'), as attached to this report stamped and initialed by us for identification and as approved by the Board of Directors of the Company, which has been prepared in accordance with Part II of Schedule II of the Companies Act, 1956 ('the Act') and the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 as amended from time to time ('the SEBI Guidelines') issued by the Securities and Exchange Board of India ('SEBI') on January 19, 2000 in pursuance to Section 11 of the Securities and Exchange Board of India Act, 1992 and related clarifications, and in accordance with your instructions dated January 23, 2006 requesting us to carry out work in connection with listing of its fully paid up Equity shares.

2. We have examined the accounts of the Company for the financial year ended March 31, 2005 and December 31, 2005 being the last date to which the accounts of the Company have been made up and audited for presentation to the members of the Company.

3. In accordance with the requirements of Paragraph B (1) of Part II of Schedule II to the Act, the SEBI Guidelines and our terms of reference with the Company dated January 23, 2006, requesting us to make this report for the purpose of the Information Memorandum as aforesaid, we report that:

   a. The restated assets and liabilities of the Company as at March 31, 2005 and December 31, 2005 are as set out in Annexure 1 to this report to be read together with notes appearing in Annexure 4 to this report.

   b. The restated profit and loss account of the Company for the period July 15, 2004 to March 31, 2005 and nine months period ended December 31, 2005 are as set out in Annexure 2 to this report to be read together with notes appearing in Annexure 4 to this report.

   c. The restated cash flows of the Company for the financial year ended March 31, 2005 and for the period ended December 31, 2005 are as set out in Annexure 3 to this report to be read together with notes appearing in Annexure 4 to this report.

   d. We have examined the following financial information relating to the Company and as approved by the Board of Directors for the purpose of inclusion in the Information Memorandum:

      i. The Company has not declared dividends during any financial year covered in this report hence the information regarding rates of dividend in respect of each class of shares in accordance with the paragraph 6.10.2.1(b) of the SEBI Guidelines have not been disclosed.

      ii. Accounting ratios as appearing in Annexure 5 to this report.

      iii. Capitalization statement as at December 31, 2005 as appearing in Annexure 6 to this report.

      iv. Statement of tax shelters as appearing in Annexure 7 to this report

      v. The Company does not have any outstanding secured and unsecured loan as at March 31, 2005 and December 31, 2005; hence the information regarding analysis of outstanding secured and unsecured loans in accordance with the paragraph 6.10.2.6 and 6.10.2.7(h) respectively of the SEBI Guideline have not been disclosed.

      vi. Statement of details of investments as appearing in Annexure 8 to this report.

vii. Statement of details of loans and advances as appearing in Annexure 9 to this report.

viii. Statement of details of other income as appearing in Annexure 10 to this report.

4. In our opinion the above financial information of the Company and notes attached to this report, after making adjustments and re-grouping as considered appropriate has been prepared in accordance with Part II of Schedule II of the Act and the SEBI Guidelines.

5. This report is intended solely for your information and for inclusion in the Information Memorandum in connection with the listing of the equity shares of the Company and is not to be used, referred to or distributed for any other purpose without our prior written consent.

For RSM & Co.
Chartered Accountants

Vijay N. Bhatt
Partner
Membership No.: F-36647

Mumbai: January 27, 2006

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)
Annexure – 1

STATEMENT OF ASSETS AND LIABILITIES, AS RESTATED

Amount in Rupees

	Particulars	As at	
		December 31, 2005	**March 31, 2005**
A	**Fixed Asset**		
	Gross Block	1,980,875,416	-
	Less: Accumulated depreciation	318,512,870	-
	Net Block	1,662,362,546	-
B	**Investments**	120,741,011,832	27,000
C	**Current Assets, Loans and Advances**		
	Cash and Bank balances	464,035	72,400
	Loans and advances	31,589,107,559	-
	Total	**31,589,571,594**	**72,400**
D	**Liabilities and Provisions**		
	Current Liabilities	10,509,929	11,570
	Provisions	25,700,000	-
	Deferred tax liability	6,317,003	-
	Total	**42,526,932**	**11,570**
E	**Net Worth (A+B+C-D)**	**153,950,419,040**	**87,830**
F	**Represented by:**		
1	Paid-up share capital		
	- Equity share capital	500,000	100,000
	Total	**500,000**	**100,000**
2	Share Capital – Pending allotment	6,115,652,110	
3	Reserves and surplus	147,834,266,930	-
	Less:		
4	Miscellaneous Expenditure to the extent not written off or adjusted	-	12,170
G	**Net Worth (1+2+3-4)**	**153,950,419,040**	**87,830**

Note: The Company was incorporated on July 15, 2004; hence only financial information pertaining to period ending March 31, 2005 and the period thereafter is disclosed.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE – 2

SUMMARY STATEMENT OF PROFIT AND LOSS ACCOUNT, AS RESTATED

Amount in Rupees

	For the period ended on December 31, 2005	For the period ended March 31, 2005
Income		
Rent	41,883,096	-
Lease rent income	22,773,317	-
Interest received on advances/deposits	67,919,625	-
	132,576,038	-
Expenditure		
Employee related cost	11,099,057	-
Rates and taxes	918,805	-
Legal and professional fees	94,000	-
Electricity	3,243,708	-
Traveling and conveyance	217,944	-
Telephone expenses	12,614	-
Repairs and maintenance		
- Buildings	821,338	-
- Equipments	20,164	-
- Others	36,000	-
Audit fees (including service tax)	165,300	-
General expenses	13,296	-
Pre-operative expenses written off	12,170	-
	16,654,396	-
Profit before interest, depreciation and tax	**115,921,642**	-
Depreciation	27,365,962	-
Profit before tax	**88,555,680**	-
Provision for tax		
- Current	(25,700,000)	-
- Deferred	(6,317,003)	-
Profit for the period carried to Balance Sheet, as restated	**56,538,677**	-

Notes:

1. Business of the Company for the financial year ended March 31, 2005 was in pre-operative stage, hence no profit and loss account is prepared and all expenses incurred were carried forward as pre-operative expenditure [for details refer Note No 12 to Annexure 4]

2. The Company was incorporated on July 15, 2004; hence only financial information pertaining to period ending March 31, 2005 and the period thereafter is disclosed.

3. For transactions with promoter group, refer Note No. 9 to Annexure 4.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE - 3

CASH FLOW STATEMENT, AS RESTATED

Amount in Rupees

		For the period ended December 31, 2005		For the period ended March 31, 2005	
A	**Cash Flow from Operating Activities**				
	Net Profit before tax as per Profit and Loss Account		88,555,680		-
	Adjusted for :				
	Pre-operative expenditure written off / (carried forward)	12,170		(12,170)	
	Depreciation	27,365,962		-	
	Interest on advance/deposit	(67,919,625)		-	
	Rent	(41,883,096)		-	
			(82,424,589)		(12,170)
	Operating Profit / (Loss) before working capital changes		6,131,091		(12,170)
	Adjusted for :				
	Trade and other receivables	(126,440,536)		-	
	Trade payables	10,498,359		11,570	
			(115,942,177)		11,570
	Net Cash used in operating activities		(109,811,086)		(600)
B	**Cash flow from Investing Activities**				
	Purchase of Investment		-		(27,000)
	Net Cash used in investing activities		-		(27,000)
C	**Cash flow from financing Activities**				
	Proceeds form Share Capital		400,000		100,000
	Interest on advance/deposit		67,919,625		-
	Rent		41,883,096		-
	Cash generated from financing activities		110,202,721		100,000
	Net Increase/(Decrease) in Cash and Cash equivalents		391,635		72,400
	Opening Balance of Cash and Cash equivalents		72,400		-
	Closing Balance of Cash and Cash equivalents		464,035		72,400

Notes:

1. The Company was incorporated on July 15, 2004; hence only financial information pertaining to period ending March 31, 2005 and the period thereafter is disclosed.

2. Transaction arising out of scheme of demerger, as stated in Note 3 to Annexure 4 is a non cash transaction and not considered in above cash flow workings.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

Annexure – 4

NOTES TO RESTATED STATEMENT OF PROFIT AND LOSS ACCOUNT, RESTATED ASSETS AND LIABILITIES AND RESTATED CASH FLOW STATEMENT FOR THE PERIOD ENDED DECEMBER 31, 2005

1. **Significant accounting policies**

a. Basis of preparation of financial statements

The financial statements are prepared under the historical cost convention, on accrual basis of accounting and in conformity with the accounting principles generally accepted in India. The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b. Owned fixed assets
Fixed assets are stated at Cost net of MODVAT / CENVAT less accumulated depreciation and impairment loss, if any.

c. Leased fixed assets:
All assets given on finance lease are shown as receivables at an amount equal to net investment in the lease. Initial direct costs are expensed in the year in which such costs are incurred. Income from leased assets is accounted by applying the interest rate implicit in the lease to the net investment.

d. Depreciation:
Depreciation on fixed assets other than those acquired under finance lease has been provided on straight line method at the rate and manner as prescribed in schedule XIV to the Companies Act, 1956.

e. Impairment of Assets:
An asset is treated as impaired when the carrying cost of the assets exceeds its recoverable value. An impairment loss is charged to the profit and loss account in the year in which an asset is identified as impaired. The impairment loss recognized in prior accounting periods is reversed if there has been a change in the estimate of recoverable amount.

f. Investments
Current investments are carried at lower of cost or net realizable value. Long Term investments are stated at cost. Provision in diminution in value of investment is made only if such a decline is other than temporary in the opinion of the management.

g. Taxation
Provision for current income tax is measured based on the amount expected to be paid to the taxation authorities using the applicable tax rates and tax laws.

Deferred tax on timing differences between taxable income and accounting income is accounted for, using the tax rates and the tax laws enacted or substantially enacted as on the balance sheet date. Deferred tax assets other than on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is a reasonable certainty of their realization. Deferred tax assets on unabsorbed tax depreciation and unabsorbed tax losses are recognized only to the extent that there is virtual certainty of their realization supported by convincing evidence.

h. Pre-operative Expenditure
All expenditure incurred prior to commencement of business is carried forward as pre-operative expenditure, which is capitalised/written off on commencement of business.

2. The equity shares of the Company were acquired by Reliance Industries Limited ("RIL") and its nominees on 11th August, 2005, pursuant to which the Company has become wholly owned subsidiary of RIL.

3. In terms of the scheme of arrangement under section 391 to 394 of the Companies Act, 1956 ("the Scheme") between RIL, the Company and other three transferee Companies, RIL has re-organized and segregated by way of

a demerger, its business and undertaking engaged in Coal based Energy undertaking, Gas based Energy Undertaking, Financial service Undertaking and Telecommunication Undertaking to four separate transferee Companies. All the assets and liabilities are transferred pursuant to approval order of the Honourable High Court of Mumbai dated 9th December, 2005 and same has been filed with Registrar of Companies on 21st December, 2005 and the appointed date as per the Scheme is September 1, 2005.

As per the said Scheme:

a. All the properties, investments, assets and liabilities relatable to 'Telecommunication Undertaking' of RIL are transferred and vested in the Company on a going concern basis.

b. The said transfer has been affected at the values appearing in the books of RIL as at 31st August, 2005 and recorded as such in book of accounts of the Company. The book value of assets over liabilities as on that date aggregates to Rs. 153,893,380,363/-.

c. In consideration of the demerger, the Company will issue and allot its shares to the shareholders of RIL (except the specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of RIL. Pending allotment of these shares, the amount of Rs. 6,115,652,110 is disclosed as 'Share Capital – pending allotment'. Consequent to the allotment of the new shares as per the scheme, current share capital of the Company of Rs.500,000 shall stand cancelled and the Company shall cease to be the subsidiary of RIL.

d. Excess of net assets so recorded, over the amount of share capital to be issued amounting to Rs. 147,777,728,253 is recognized in these financial statements, and as stipulated in the Scheme, is disclosed as a reserve with the nomenclature 'General Reserve'.

4. Consequent to fresh Certificates of Incorporation received from the Registrar of Companies Maharashtra, Mumbai name of the Company has been changed as under :

Certificate Dated	Change of name particulars
25-07-2005	From "Reliance Infrastructure Developers Private Limited" to "Reliance Infrastructure Developers Limited"
03-08-2005	From "Reliance Infrastructure Developers Limited" to "Reliance Communication Ventures Limited".

5. There are no reportable segments under Accounting Standard 17 'Segment Reporting' issued by the Institute of Chartered Accountants of India.

6. The following are lease rentals receivable as at December 31, 2005

Amount in Rupees

Particulars	Not later than one year	Later than one year but not later than five years	Later than five years	Total
Gross Investment	113,677,758 (--)	454,711,032 (--)	134,138,289 (--)	702,527,079 (--)
Less: Unearned Finance Income	63,494,143 (--)	171,944,906 (--)	19,540,277 (--)	254,979,326 (--)
Present Value of Minimum Lease Payments	50,183,615 (--)	282,766,126 (--)	114,598,012 (--)	447,547,753 (--)

Figures in bracket indicate previous year amounts.
General description of Lease terms:

a. Lease rentals are charged on the basis of agreed rate of interest
b. Assets are given on lease on a period of 10 years.

7. In terms of Accounting Standards (AS) 22, "Taxes on Income" the Company has provided deferred tax liability of Rs. 6,317,003. Details are as under:

Amount in Rupees

Particulars	Timing differences arising during the period Rupees	As at 31-12-2005 Rupees
Deferred Tax Liability		
On account of timing difference of depreciation / finance lease	6,317,003	6,317,003
	6,317,003	6,317,003

8. Provision for income tax is based on profit for the period ended December 31, 2005. However, the ultimate tax liability will be determined on the basis of profit for the period April 1, 2005 to March 31, 2006 being the tax year for the Company as per the requirements of the Income-tax Act, 1961.

9 Related Party disclosures and transactions with promoter group:

a) Following are the names of related parties/promoter group and description of relationship

Name of the party			Relationship
Mr. Anil D. Ambani	w.e.f. 25.07.2005	upto 11.08.2005	Person having control at anytime during the year
Reliance Industries Limited		w.e.f. 11.08.2005	Holding company
Reliance Industrial Investments and Holdings Ltd		w.e.f. 11.08.2005	Fellow Subsidiary companies
Reliance Power Ventures Limited		w.e.f. 11.08.2005	
Reliance Ventures Limited		w.e.f. 11.08.2005	
Reliance Strategic Investments Limited		w.e.f. 11.08.2005	
Reliance Technologies LLC		w.e.f. 11.08.2005	
Reliance LNG Limited		w.e.f. 11.08.2005	
Gas Transport & Infrastructure Ltd.		w.e.f. 11.08.2005	
Reliance Brazil LLC		w.e.f. 11.08.2005	
Reliance Capital Ventures Limited		w.e.f. 11.08.2005	
Reliance Energy Ventures Limited		w.e.f. 11.08.2005	
Reliance Natural Resources Limited		w.e.f. 11.08.2005	
Reliance Thermal Energy Limited		w.e.f. 11.08.2005	
Jayamkondam Power Limited		w.e.f. 11.08.2005	
Reliance Power Limited		w.e.f. 11.08.2005	
Hirma Power Limited		w.e.f. 11.08.2005	
Reliance Patalganga Power Limited		w.e.f. 11.08.2005	
Reliance Industries (Middle East) DMCC		w.e.f. 11.08.2005	
Relene Petrochemicals Limited		w.e.f. 06.09.2005	
Reliance Petroleum Ltd		w.e.f. 24.10.2005	
Reliance Infrastructure Ltd		w.e.f. 01.10.2005	
Reliance Communication Infrastructure Limited		w.e.f. 01.09.2005	Associate Companies
Reliance Infocomm Limited		w.e.f. 01.09.2005	
Reliance Telecom Limited		w.e.f. 01.09.2005	

b) Following are the volume of transactions with related parties/promoter group during the period and outstanding balances as at the end of the period

Nature of transaction	Name of the Party	Opening Balance as on 01.04.2005 Rs	Acquired on demerger Rs	Transaction during the period Rs	Balance outstanding as on 31.12.2005 Rs
Interest received	Reliance Power Ventures Limited			67,744,549	
Lease rent	Reliance Communications Infrastructure Limited			16,494,187	
	Reliance Infocomm Limited			6,279,129	
Rent	Reliance Communications Infrastructure Limited			33,024,096	-
Contribution to equity share capital	Mr. Anil D. Ambani	-	-	400,000	-
Equity Share Capital (As Holding Co.)	Reliance Industries Limited	-	-	-	500,000
Investments					
- Equity Share	Reliance Communications Infrastructure Limited	-	23,310,000,000	-	23,310,000,000
	Reliance Infocomm Limited	-	92,397,731,179	-	92,397,731,179
	Reliance Telecom Limited	-	570,522,916	-	570,522,916
- Preference share	Reliance Telecom Limited	-	4,443,388,596	-	4,443,388,596
Interest free Loans / Advances	Reliance Ventures Limited	-	40,366,700,000	(40,366,700,000)	-
Loans / Advances	Reliance Power Ventures Limited			31,000,000,000	31,000,000,000
Interest receivable	Reliance Power Ventures Limited			67,744,549	67,744,549
Lease rent recoverable	Reliance Communications Infrastructure Limited		333,373,578	(10,901,323)	322,472,255
	Reliance Infocomm Limited		129,293,444	(4,217,946)	125,075,498
Advances recoverable (Reimbursements)	Reliance Communications Infrastructure Limited			33,024,096	33,024,096
Other Liabilities	Reliance Industries Limited			10,333,059	10,333,059

Figures in bracket represents inflow

10. Based on the available information with the management, the Company does not owe any sum to a small scale industrial undertaking as defined in clause (j) to section 3 of the industries (Development and Regulation) Act, 1951.

11. In the opinion of the management, the Current Assets, Loans and Advances and Current Liabilities are approximately of the value stated, if realised/ paid in the ordinary course of business. The provision for all known liabilities is adequate and is not in excess of amounts considered reasonably necessary.

12. Details of Pre-operative expenditure

Amount in Rupees

Particulars	**For the period**	
	April 1, 2005 to December 31, 2005	**July 15, 2004 to March 31, 2005**
Opening balance	12,170	-
Add:		
Expenditure incurred during the period:		
Filing fees	-	1,150
Audit fees	-	11,020
Rates and taxes	-	-
	12,170	**12,170**
Less: Charged to profit and loss account	12,170	-
Closing balance	-	**12,170**

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)
Annexure – 5

STATEMENT OF ACCOUNTING RATIOS

	Particulars	For the period ended December 31, 2005	For the period ended March 31, 2005
1	**Earnings per share**		
	Net Profit after tax (Rupees)	56,538,677	Not Applicable (Refer Note No.1 below)
	Weighted average number of equity shares outstanding at the end of the period (Nos.) - Basic	66,546	
	Add: Weighted average number of equity shares to be issued pursuant to the scheme of demerger excluding shares to be cancelled on allotment (Nos.)	543,546,975	
	Weighted average number of equity shares outstanding at the end of the period (Nos.) – Dilutive	543,613,521	
	Earning per share (Rupees) – Basic	849.62	
	- Diluted	0.10	
2	**Return on Net Worth**		
	Net Profit after tax (Rupees)	56,538,677	Not Applicable (Refer Note No.1 below)
	Net Worth (Rupees)	153,950,419,040	
	Return on Net Worth (%)	0.04	
3	**Net Asset Value**		
	Net Worth (Rupees)	153,950,419,040	87,830
	Total number of equity shares outstanding at the end of the period (Nos.) (Refer Note 2 below)	100,000	20,000
	Net Asset Value per share (Rupees)	1,539,504.19	4.39

Notes:

1. Since the business of the Company was in pre-operative stage for the period ended March 31, 2005, no profit and loss account is prepared. Accordingly, no earnings per share and return on net worth data is provided.

2. During the period ended December 31, 2005, the Company has split its equity shares from Rs. 10 per share to Rs. 5 per share. Accordingly, the number of shares is increased for all reported periods based on per share face value of Rs. 5 each. The net asset value is accordingly calculated based on face value of Rs. 5 per share.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)
Annexure – 6

CAPITALISATION STATEMENT AS AT DECEMBER 31, 2005

Amount in Rupees

	Particulars	Pre Issue	Post Issue (Refer note below)
A	**Borrowing:**		
	Short Term debt	-	-
	Long Term debt	-	-
	Total Debt	-	-
B	**Shareholders Funds:**		
	Equity share capital	500,000	6,115,652,110
	Share Capital – Pending allotment	6,115,652,110	-
	Reserves and surplus	147,834,266,930	147,834,766,930
	Total	**153,950,419,040**	**153,949,919,040**
	Debt – Equity Ratio (A/B)	-	-

Note:

As per the scheme of arrangement, in consideration of the demerger of Telecommunication Services Undertaking, the Company will issue and allot its shares to the shareholders of Reliance Industries Limited (except the specified shareholders) in the ratio of one equity share of face value of Rs. 5 each fully paid up in the Company for every one equity share of Rs. 10 each fully paid up held by the shareholders of Reliance Industries Limited. Such share capital which is pending allotment as at December 31, 2005 is considered as share capital pending allotment and included in pre issue shareholders funds. The post issue debt equity ratio is as adjusted at December 31, 2005 for allotment of these shares, amounting to Rs. 6,115,652,110 and cancellation of current share capital of Rs.500,000 which shall stand cancelled on allotment of the new shares. The amount of share capital to be cancelled is treated as capital reserve and included in post issue reserves and surplus.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE – 7

STATEMENT OF TAX SHELTERS

Amount in Rupees

Particulars	For the period ended	
	December 31, 2005	March 31, 2005
Profit before current and deferred taxes, as restated	88,555,680	-
Tax rate, %		
-- Normal	33.66	36.59
Tax impact at applicable tax rate on restated profits (A)	**29,807,842**	-
Adjustments		
Permanent differences		
Other adjustments	6,282,514	-
Total (B)	**6,282,514**	-
Temporary differences		
Difference between book base and tax base of fixed assets	(18,767,091)	-
Total (C)	**(18,767,091)**	-
Net Adjustment (B+C)	**(12,484,577)**	-
Tax saving thereon (D)	(4,202,308)	-
Net tax payable (F=A+D)	**25,605,533**	-

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE - 8

INVESTMENTS, AS RESTATED

Amount in Rupees

Particulars	As at	
	December 31, 2005	March 31, 2005
Long term, non trade [at cost]		
Unquoted *In Equity Shares, fully paid up*		
2,700 equity shares of Reliance Energy Transmission Limited of Rs. 10 each	27,000	27,000
900,000,000 equity shares of Reliance Communications Infrastructure Limited of Re.1 each	23,310,000,000	-
3,192,585,350 equity shares of Reliance Infocomm Limited of Re.1 each	92,397,731,179	-
7,095,130 equity shares of Reliance Telecom Limited of Rs.10 each	570,522,916	-
* 69,524 equity shares of WorldTel Holding Limited., Bermuda of US$ 0.05 each	19,342,141	-
In Preference Shares, fully paid up		
45,000,000 1% Non convertible cumulative preference shares of Reliance Telecom Limited of Re.1 each	4,443,388,596	-
Total	**120,741,011,832**	**27,000**

* Pending transfer in the name of the Company

Note : A negative lien on 160,650,000 equity shares of Reliance Infocomm Limited has been extended to the banks for loans extended to Reliance Infocomm Limited.

RELIANCE COMMUNICATION VENTURES LIMITED
(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE – 9

LOANS AND ADVANCES, AS RESTATED

Amount in Rupees

Particulars	As at	
	December 31, 2005	March 31, 2005
Advances recoverable in cash or in kind or for value to be received	31,586,208,985	-
Deposits	2,898,574	-
Total	31,589,107,559	-

Advances as at December 31, 2005 include (a) loans recoverable of Rs. 31,000,000,000 and interest receivable of Rs. 67,744,549 from Reliance Power Ventures Limited, a Company under the same management; and (b) net investment in finance leases of Rs. 447,547,753

RELIANCE COMMUNICATION VENTURES LIMITED

(Formerly known as Reliance Infrastructure Developers Private Limited)

ANNEXURE - 10

OTHER INCOME, AS RESTATED

Amount in Rupees

Particulars	For the period ended	
	December 31, 2005	March 31, 2005
Recurring		
Rent received [Refer Note No. 3 below]	41,883,096	-
Total (A)	**41,883,096**	-
Non Recurring		
Interest received on advances/deposits	67,919,625	-
Total (B)	**67,919,625**	-
Total (A+B)	**109,802,721**	-

Notes:

1. Other income considered above is as per the statement of the restated profit and loss.

2. The classification of other income by the management into recurring and non-recurring is based on the current operations and business activities of the Company.

3. Rent received is towards assets given for use viz. Building and Telecom Equipments.

GROUP COMPANIES FINANCIAL AND OTHER INFORMATION

The details of more than five listed companies in the Group are as under:

1. Reliance Energy Limited (REL)

Date of Incorporation:

REL was incorporated on October 1, 1929.

Principal Business:

REL is India's leading integrated power utility company in the private sector. It has a significant presence in generation, transmission and distribution of power in Maharashtra, Goa and Andhra Pradesh

Shareholding Pattern of REL as on December 31, 2005:

	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	102,919,963	50.97
B	Non Promoters holding	98,984,288	49.03
	Total	201,904,251	100.00

Board of Directors of REL:

Anil D. Ambani	Chairman & Managing Director
Satish Seth	Executive Vice Chairman
J. P. Chalasani	Director (Business Development)
S. C. Gupta	Director (Operations)
V. R. Galkar	Director
Gen V.P. Malik	Director
S. L. Rao	Director
Dr. Leena Srivastava	Director

Financial Performance of REL

Rs in Crores

Particulars	**2002-03**	**2003-04**	**2004-05**	**April 1, 2005 to December 31, 2005***
Sales & Other Income	2,759.29	3,582.70	4,592.55	3,383.43
PAT	162.33	367.08	520.14	480.47
Equity Capital	137.83	175.26	185.61	201.94
Reserves	2,425.67	4,935.71	5,586.27	NA
EPS(Rs.)	8.85	25.86	28.06	24.30
Book Value(Rs.)	186.13	291.79	310.32	NA

*As per the un-audited financial results published by REL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of REL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited. GDR's of the company are listed at London Stock Exchange.

Monthly High & Low price of the Equity Shares of REL at BSE

Month	High (Rs)	Low (Rs)
August 2005	659.50	563.25
September 2005	614.00	533.00
October 2005	593.50	496.00
November 2005	611.25	515.00
December 2005	664.40	573.00
January 2006	700.60	585.20

Promise v/s Performance

In December 1993 REL made a public issue of 25,269,000 - 15% Secured Fully Convertible Debentures of Rs. 70 each, each of which was converted into one equity share of Rs. 10 each, at a premium of Rs. 60 each, for cash at par, aggregating to Rs. 1176.9 crores. REL simultaneously also made a rights issue of 28,851,760 fully convertible debentures of Rs. 60 each, each of which was converted into one equity share of Rs. 10 each at a premium of Rs. 50 each.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

Rs. in Crores

Year ended March 31,	1993-94		1994-95		1995-96	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	920.61	1008.78	1046.49	1214.39	1138.07	1584.85
Profit After Tax	81.87	70.84	127.93	146.66	137.06	173.47
Earning per Share (Rs.)	14.19	12.28	11.44	13.13	12.26	15.00

1993-94: The variation between the projected and actual figures is attributable to the Provision for Taxation, which in projected financials was Nil while Actual was Rs.49.60 crores.

The performance in 1994-95 and 1995-96, were higher than those projected, due to the benefits accrued as a result of the commissioning of the Company's Power Station at Dahanu.

Recent equity issue:

REL on July 21, 2005 had allotted 4,184,000 equity shares at the rate of Rs. 573 per equity shares (including a premium of Rs. 563) to a corporate body and five foreign institutional investors. REL on August 2, 2005 had also allotted 2,58,16,000 warrants at Rs. 573 per warrant (including a premium of Rs. 563) to AAA Project Ventures Private Limited. Each warrant when fully paid is entitled to one equity shares of REL.

2. Reliance Capital Limited (RCL)

Date of Incorporation:

RCL was incorporated on March 5, 1986

Principal Business:

RCL is a Non-Banking Financial Company (NBFC) registered with the Reserve Bank of India under Section 45-IA of the Reserve Bank of India Act, 1934.

Shareholding Pattern of RCL as on December 31, 2005:

Sr.	Category	No. of shares Held	% of Shareholding
A	Promoter Holding	12,51,04,225	60.33
B	Non Promoters holding	8,22,62,020	39.67
	Total	207,366,245	100.00

Board of Directors of RCL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Director
Rajendra Chitale	Director
Udayan Bose	Director

Financial Performance of RCL

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	458.78	356.79	295.69	329.69
PAT	102.63	105.79	105.81	252.02
Equity Capital	127.83	127.84	127.84	207.90
Reserves	1208.50	1271.84	1310.08	N.A
EPS (Rs.)	8.06	8.31	8.31	14.66
Book Value (Rs.)	104.97	109.96	112.95	N.A

*As per the un-audited financial results published by RCL for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RCL are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of RCL at BSE

Month	High (Rs)	Low (Rs)
August 2005	496.50	421.00
September 2005	484.95	363.00
October 2005	409.70	327.10
November 2005	452.35	349.55
December 2005	473.00	415.00
January 2006	482.90	420.60

Promise v/s Performance:

In January 1995, RCL made a public issue of 42,857,200 equity shares of Rs. 10 each for cash at premium of Rs. 130 per share aggregating Rs. 600 crores.

In January 1995, RCL made a rights issue of 14,229,500 equity shares of Rs. 10 each for cash at premium of Rs. 40 per share aggregating Rs. 71.1 crores.

The following table compares the performance vis a vis the projections given in the Offer Document for the aforesaid issues.

(Rs. in Crores)

Year ended March 31,	1995		1996		1997	
	Projection	Performance	Projection	Performance	Projection	Performance
Total Income	107.00	106.57	398.00	217.55	537.00	222.86
Profit After Tax	46.00	46.37	119.00	110.92	138.00	101.51
Earning per Share (Rs.)	7.80	7.42	9.40	9.28	10.90	8.19
Dividend (%)	22	24	25	27	25	28

a) 1994-1995: There was no material variation between the projected and actual figures in this period.

b) 1995-1996: The variation between the projected and actual figures is attributable to tight money conditions impacting resource mobilization and depressed capital markets.

c) 1996-1997: The variation between the projected and actual figures is attributable to the continuing depressed conditions in the capital markets which affected resource mobilization and the overall volume of business; higher provisioning and write offs; and incidence of corporate tax consequent upon legislative amendments.

3. Adlabs Films Limited (Adlabs)

Date of Incorporation:

Adlabs was incorporated on November 30, 1987.

Principal Business:

Adlabs is engaged in the business of production, processing, exhibition, and overseas distribution of films.

Adlabs has processing facilities in Mumbai for, amongst other things, the processing of raw exposed films, color correction, editing and coping. Adlabs has invested in front-end processing laboratories in Chennai and Kolkata to cater to regional films. Adlabs' multiplex cinema division now operates 24 cinema screens in 6 multiplex complexes: one multiplex is wholly-owned, three are 50 : 50 joint ventures, and balance two are leased properties. Adlabs' through its wholly-owned subsidiary Entertainment One (India) Limited produces / co-produces, invests in and markets Indian-made feature films internationally.

On 24 May 2005 Adlabs made a preferential issue of 35 lakh equity shares of Rs. 5 each at a price of Rs. 150 per share to foreign institutional investors. On 8 August 2005, Adlabs issued on preferential basis 1,10,00,000 equity shares and 38,00,000 warrants to Reliance Land Private Limited.

Shareholding Pattern of Adlabs as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	1,80,55,000	50.15
B.	Non Promoters holding	1,79,45,750	49.85
	Total	3,60,00,750	100.00

Board of Directors of Adlabs

Manmohan Shetty	Chairman and Managing Director
Pooja Shetty	Executive Director
Berjis Desai	Non-executive Director
Karan Johar	Non-executive Director
Gautam Doshi	Non-executive Director
Shripal Morakhia	Non-executive Director

Financial Performance of Adlabs

Rs. in Crores

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005*
Sales & Other Income	78.05	78.91	87.56	69.79
PAT	16.65	17.64	20.67	18.92
Equity Capital	10.75	10.75	10.75	18.00
Reserves	82.52	94.09	106.55	N.A.
EPS(Rs.)	7.75	8.21	9.61	6.28
Book Value(Rs.)	43.38	48.76	54.56	N.A.

*As per the un-audited financial results published by Adlabs for the nine months' period ended December 31, 2005

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of Adlabs are listed at the Bombay Stock Exchange Limited and National Stock Exchange of India Limited.

Monthly High & Low price of the Equity Shares of Adlabs at NSE

Month	High (Rs)	Low (Rs)
August 2005	379.0	293.0
September 2005	364.7	276.2
October 2005	323.4	250.0
November 2005	337.5	270.2
December 2005	392.0	316.2
January 2006	374.9	324.5

Promise v/s Performance

In December 2000, Adlabs made an initial public offering of 44 lakh equity shares of Rs. 5 each at a premium of Rs. 115/- per share amounting to Rs. 52.8 crores. The proceeds of the issue were used to establish the IMAX dome theatre and a 4-screen, 1,314 seat multiplex cinema in Mumbai and to upgrade its film processing facilities. IMAX dome theatre scheduled to be established in December 2000 was established in March 2001.

4. Reliance Capital Ventures Limited (RCAPVL)

Date of Incorporation:

RCAPVL was incorporated on January 17, 2005.

Principal Business:

Pursuant to the Scheme, the RCAPVL stands vested with the Financial Services Undertaking, as defined under the Scheme comprising, inter-alia equity shares in the operating companies viz. 6,00,89,966 Equity Shares of Rs. 10 each of Reliance Capital Limited; 2,55,00,175 Equity shares of Rs. 10 each of Reliance General Insurance Company Limited; and 5,00,175 Equity Shares of Rs. 10 each of RLIC Limited. Therefore, the main source of the Company's income will be from its investments in RCL, RGIL and RLIL. RCL is a Company whose equity shares are listed on BSE and NSE. The Equity shares of RGIL and RLIL are not listed on any Stock Exchange. None of these companies is a Subsidiary of RCAPVL.

Shareholding Pattern of RCAPVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	*Promoter Holding*	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RCAPVL

Anil D. Ambani	Chairman
Amitabh Jhunjhunwala	Non-executive Director
S. P. Talwar	Non-executive Director
Rajendra P. Chitale	Non-executive Director

Financial Performance of RCAPVL

Rupees

Particulars	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-
PAT	-	(254,088)
Equity Capital	1,00,000	5,00,000
Share Capital – pending allotment	-	12,23,13,04,220
Reserves	-	(2,54,088)
EPS(Rs.)	N.A.	(7.64)
Book Value(Rs.)	N.A.	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RCAPVL are listed and / or admitted to on BSE and NSE with effect from February 21, 2006. The high and low price of RCAPVL since commencement of trading are as under:

Period	High (Rs)	Low (Rs)
From February 21, 2006 to February 28, 2006	24.85	21.95

Promise v/s Performance

RCAPVL has not made any public issue.

5. Reliance Energy Ventures Limited (REVL)

Date of Incorporation:

REVL was incorporated on July 3, 2000.

Principal Business:

Pursuant to the scheme, REVL is vested with the Coal Based Energy Undertaking, comprising, inter-alia equity shares in the operating companies viz. 9,09,24,724 Equity Shares constituting 45.03% of the paid up capital of Reliance Energy Limited, 50,000 Equity Shares of Rs.10 each, constituting 100% of the paid up capital, of Reliance Power Limited, 4,23,268 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Hirma Power Limited, 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Jayamkondam Power Limited and 50,000 Equity Shares of Rs. 10 each, constituting 100% of the paid up capital, of Reliance Thermal Energy Limited. Therefore, the main source of the REVL's income will be from these investments. Reliance Energy Limited (REL) is a Company whose equity shares are listed on BSE and NSE. The Equity shares of Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are not listed on any Stock Exchange. Reliance Power Limited, Hirma Power Limited, Jayamkondam Power Limited and Reliance Thermal Energy Limited are Subsidiaries of REVL.

Shareholding Pattern of REVL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of REVL

Anil D. Ambani	Chairman
Satish Seth	Non-executive Director
Shri S L Rao	Non-executive Director
Shri V R Galkar	Non-executive Director

Financial Performance of REVL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	-
PAT	(10,086)	(8,750)	(9,084)	(215,097)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				12,231,304,220
Reserves	(27,068)	(35,818)	(44,902)	16,978,761,708
EPS(Rs.)	(1.01)	(0.88)	(0.91)	(6.46)
Book Value(Rs.)	7.29	6.42	5.50	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of REVL are listed and / or admitted to on BSE and NSE with effect from February 24, 2006. The high and low price of REVL since commencement of trading are as under:

Period	High (Rs)	Low (Rs)
From February 24, 2006 to February 28, 2006	46.00	42.30

Promise v/s Performance

REVL has not made any public issue.

6. **Reliance Natural Resources Limited (RNRL)**

Date of Incorporation:

RNRL was incorporated on March 24, 2000.

Principal Business:

Pursuant to the Scheme, Gas Based Energy Undertaking of RIL comprising inter-alia. 50,000 Equity Shares of Rs. 10 each of, constituting 100% of the paid up capital of Reliance Patalganga Power Limited, has been vested with the RNRL. Reliance Patalganga Power Limited is a subsidiary of the RNRL.

Shareholding Pattern of RNRL as on December 31, 2005

Sr.	Category	No. of Shares Held	% of Shareholding
A.	Promoter Holding	49 58 94 812	40.54
B.	Non Promoters holding	72 72 35 610	59.46
	Total	122 31 30 422	100.00

Board of Directors of RNRL

Anil D. Ambani	Chairman
Shri S L Rao	Non-executive Director
Shri Bakul Dholakia	Non-executive Director
Shri J L Bajaj	Non-executive Director

Financial Performance of RNRL

Rupees

Particulars	2002-03	2003-04	2004-05	April 1, 2005 to December 31, 2005
Sales & Other Income	-	-	-	8,688
PAT	(10,027	(8,259)	(8,858)	(29,095,084)
Equity Capital	100,000	100,000	100,000	500,000
Share Capital – pending allotment				6,115,652,110
Reserves	(26,263)	(34,522)	(43,380)	(29,138,464)
EPS(Rs.)	(0.50)	(0.41)	(0.44)	(437.22)
Book Value(Rs.)	7.21	6.55	5.66	N.A.

Details of listing and Highest & Lowest market price during the preceding six months:

In terms of the Scheme, the Equity Shares of RNRL have been approved to be listed and/or admitted to trading on BSE and NSE with effect from March 1, 2006. As on the date of this Information Memorandum, RNRL's Shares have no trading history.

Promise v/s Performance

RNRL has not made any public issue.

Reliance Communication Ventures Limited (RCVL) (the "Telecommunication Resulting Company") was originally incorporated on July 15, 2004, under the Companies Act, 1956 as Reliance Infrastructure Developers Private Limited. The Status of the Company was changed from Private to Public on July 25, 2005. The name has since been changed to its present name, viz. Reliance Communication Ventures Limited, under Fresh Certificate of Incorporation consequent on change of name dated August 3, 2005.

Pursuant to the Scheme, the Telecommunication Undertaking stands vested in the Company, comprising inter-alia investment in the operating companies as under:

Sr. No.	Investee Company	Instrument	Face value (Per share)	No. of shares	% shareholding
1.	Reliance Communications Infrastructure Limited	Equity Shares	Re. 1	900,000,000	45.00
2.	Reliance Infocomm Limited	Equity Shares	Re. 1	3,192,585,350	45.34
3.	Reliance Telecom Limited	Equity Shares	Rs. 10	7,095,130	35.60
4.	World Tel Holding Limited (Bermuda)	Equity Shares	US $ 0.05	69,524	3.98
5.	Reliance Telecom Limited	Preference shares	Rs. 10	45,000,000	100.00

The Telecommunication Undertaking also comprised, inter alia, certain fixed assets aggregating to Rs. 166.24 crores, which have been given on lease/leave-and-license basis to RIC, RCIL and others entities. RCVL has earned rentals/lease rentals of Rs. 6.46 crores for the period ended December 31, 2005. The said lease/leave-and-license arrangements are expected to continue.

The Company's main source of income presently will be the return from its investments in RIC, RCIL and RTL.

None of these companies is a subsidiary of the Company.

For details RIC, RCIL, RTL, and WTL please see – the Section titled "Key Investments".

Business

Pursuant to the scheme, the Telecommunication Undertaking of RIL stands vested in the Company, comprising inter-alia investment in the operating companies as under:

Sr. No.	Investee Company	Instrument	Face value (Per share)	No. of shares	% shareholding
1.	RIC	Equity Shares	Re. 1	3,192,585,350	45.34
2.	RCIL	Equity Shares	Re. 1	900,000,000	45.00
3.	RTL	Equity Shares	Rs. 10	7,095,130	35.60
4.	WTL	Equity Shares	US $ 0.05	69,524	3.98
5.	RTL	Preference shares	Rs. 10	45,000,000	-

The Telecommunication Undertaking also comprised, inter alia, certain fixed assets aggregating to Rs. 166.24 crores, which have been given on lease/leave-and-license basis to RIC and RCIL and others entities. RCVL has earned rentals/lease rentals of Rs. 6.46 crores for the period ended December 31, 2005. The said lease/leave-and-license arrangements are expected to continue.

The Company's main source of income presently will be the return from its investments in RIC, RCIL and RTL.

None of the above companies is a subsidiary of the Company. However, so long as the main source of income of the Company is from the above investments, the Company, as a measure of transparency and good corporate governance in the interests of its over 20 lakh shareholders, will on an ongoing basis, make disclosures as regards material developments of RIC, RCIL and RTL, including their financial results, as may be applicable.

Details of the above referred Companies

As of December 31, 2005, the Company's operating companies viz. RIC, RCIL, and RTL, have a coverage spanning 2,39,655 towns / villages spread over almost whole of India, and their services touch about 54% of the India's population. They have a capacity of 30 million customers and a customer base of 18 million. They also have about 3.5 lakh wireless internet customers and about 7.13 lakh PCOs. Their network traffic per day is about 320 million minutes.

Reliance Infocomm Limited (RIC)

RIC was incorporated on July 31, 2002.

RIC is a fully integrated Telecom company designed to offer services that span the entire information and communication value chain of infrastructure, services for enterprises and consumer applications, etc. RIC offers the entire gamut of telecommunication services in wireless and wireline including voice, broadband, value added services, and International and domestic long distance services.

RIC has acquired various licenses for providing telecommunication services viz. (a) UASL in 21 Telecommunication circles in India. The circles are Mumbai, Delhi, Calcutta, Chennai, Tamil Nadu, Gujarat including Daman, Madhya Pradesh including Chhattisgarh, Rajasthan, Bihar including Jharkhand, Orissa, Uttar Pradesh (West), Uttar Pradesh (East) including Uttaranchal, Kerala, Andhra Pradesh, Maharashtra including Goa, Karnataka, West Bengal including Sikkim and Andaman & Nicobar, Punjab, Haryana, Himachal Pradesh and Jammu & Kashmir. The Licenses cover the whole of India except North East and Assam. The company originally obtained BTSL and migrated to UASL pursuant to the migration scheme announced by the GOI. The Licenses cover the whole of India except North East and Assam. (b) National Long Distance Services and (c) International Long Distance Services.

RIC launched the CDMA based mobile services under the Reliance India*Mobile* brand in the year 2002-2003. In August 2003, RIC launched fixed wireless phone services under the Reliance IndiaPhone brand followed by prepaid mobile services in February 2004. RIC is using CDMA 2000 1X technology for its wireless services. RIC has deployed around 6,990 Base Transceivers Station (including repeaters) and is providing wireless mobile services in more than 4,324 towns in India.

Presently, RIC is one of the largest wireless operators in India with a subscriber base of 13.01 million wireless-mobile subscribers and 2.36 million wireless-fixed subscribers as on December 31, 2005. This translates into a market share of approximately 20% of the wireless market segment, achieved through a rapid subscriber acquisition and network coverage strategy. The leading position provides RIC with a critical mass to take advantage of the continuing growth in subscriber penetration throughout the country. The churn rate of RIC's customers for the third quarter of FY 2005-06 is 2.2%, as compared to more than 5% in case of major competitors using GSM technology.

In addition to the mobile telephone market, RIC has made a strong foray into the Wireless-Fixed Access segment, competing with the conventional landline market, and thereby dramatically increasing the scope of its addressable market. RIC extended its reach into the commercial users segment by launching the Wireless-Fixed Access based PCOs. RIC's market share of the Wireless-Fixed segment in December 31, 2005 was 38.8%.

RIC's Enterprise broadband is available in 29 important cities in India. More than 14 products and services have been launched successfully till date across voice telephony, Internet and data networking solutions, collaborative applications and solutions. RIC has taken the initiative to expand network coverage beyond the existing 29 cities/towns. Enterprise broadband services have created a niche by offering unique, innovative and technically superior products like Reliance Single Number, Digital Electronic News Gathering, IPLC, pay per use etc. Within a short time, the services have made inroads into some of the leading companies, mainly in the BFSI, Media, FMCG, IT and ITES services sector. The enterprise business has successfully implemented a well-integrated OSS-BSS architecture capable of handling multi product multi location orders and service. Consumer broadband services, offering Triple Play–Voice, Video and Data–are currently undergoing trials in a few thousand homes. Various technology options are being evaluated before the commercial rollout of services on a large scale. The consumer broadband project will be an extension of the enterprise broadband project sharing the same fibre network, extending it further to connect households.

The PCO business was launched in May 2004. In the very first year, it gained a significant share of the STD / PCO market establishing over 7 lakh PCOs by the end of December 2005 – a result of focused marketing efforts and innovative delivery mechanisms.

RIC is presently the biggest International Long Distance Operator (ILDO) with a market share of over 46% of the international long distance voice minutes based on the traffic from April to December 2005.

RIC has the most reliable and cost competitive NLD Voice Service. The extensive reach of network and more than 620 interconnects with BSNL at local exchanges gives RIC a unique advantage of both quality and class of service resulting in better Answer Seizure Ratio and Longer Average Call Duration. NLD voice volumes have grown 46% in the last 3 quarters of FY 2005-06.

RIC has targeted the retail segment through a chain of highly visible Reliance Web World retail outlets, through its 100% subsidiary Reliance Webstores Limited, which offers a host of related services like internet surfing, web based applications for entertainment / gaming / information.

In May 2004, RIC launched "RelianceIndia*Call*" – a virtual calling service in USA and Canada through its 100 percent subsidiary, Reliance Communications International Inc., USA. This high quality service enables customers to call any number in India at a highly competitive rate. RelianceIndia*Call* has more than five lakh customers and contributes about 30% of ILD voice revenue.

In January 2004, in order to further strengthen its international telecommunication business, RIC through its 100% subsidiary, Reliance Gateway Net Limited, acquired Bermuda based FLAG Telecom Group Limited, which owns submarine cable systems in international waters. FLAG has about 32 subsidiaries in 20 countries. The integration of FLAG Telecom has been successfully completed. FLAG has about 200 global carrier customers and points of presence offering services in about 28 countries. FLAG is presently implementing its new terabit capacity submarine cable network FALCON. This will connect Egypt to India with multiple landing stations in Arabian Gulf. Once implemented the cable network will cover 11,500 cable kms. This cable will strengthen FLAG's current global network and seamlessly connect India to Middle East and Europe.

RIC also has a highly evolved distribution / service network i.e. 241 Web Worlds, 1,240 Web World Express, 6,767 point of service, 2,365 distributors linked to 2,50,000 retail outlets, and about 3,000 sales agents as on December 31, 2005.

Shareholding Pattern of RIC:

Category	No. of shares (crore)	% of Shareholding
Promoter Holding		
(i) RCVL	319.25	45.34%
(ii) RCIL	101.35	14.39%
(iii) Reliance Communications Technologies Limited	220.50	31.32%
(iv) Ambani Enterprises Private Limited	37.80	5.37%
(v) Panther Consultants Private Limited	25.20	3.58%
Grand Total	704.10	100.00%

Board of Directors

The Board of Directors of RIC is set forth below:

- Shri Anil D Ambani, Chairman
- Prof. J. Ramachandran
- Shri Gautam Doshi

Financial Performance of RIC- Consolidated*:

(Amount in Rs Crore)

Particulars	2002-03[(a)]	2003-04	2004-05	1 April 2005 to 31 December 2005 (Unaudited)
Sales & Other Income	0.13	2,850.50	6,148.51	6,813.70
EBITDA	0.01	124.58	928.31	1,070.54
PAT	(4.09)	(548.40)	(2,343.52)	25.00
Equity Capital	347.02	416.35	416.35	704.10
Reserves[(b)]	1,683.88	10,563.75	7,899.00	7,665.19
Net Debt	881.48	2,064.83	5,328.94	[(d)]1,962.34
EPS (Rs.)	0.00	(1.46)	(5.67)	0.04
Book Value (Rs.)	5.85	26.37	19.97	11.89

* *Consolidated RIC includes financials of Gateway Systems (India) Limited, Reliance Communications Investment & Leasing Limited, Reliance Infoinvestments Limited, Netizen Rajasthan Limited, Reliance Infocomm Solutions Limited, Reliance Digital World Limited, Netizen Gujarat Limited, Reliance Webstores Limited, Reliance Gateway Net Limited, Reliance Infocom BV, Reliance Infocom Inc., Reliance Communications Inc., Reliance Communications International Inc., Reliance Communications Canada Inc., Reliance Netway Inc., Reliance Communications UK Limited, Reliance Communications (Hong Kong) Limited, FLAG Group, Netizen Maharashtra Private Limited, Netizen Madhya Pradesh Private Limited, and Netizen West Bengal Private Limited.*

Notes:

(a) From July 31, 2002.

(b) Net off P&L Debit balance & Miscellaneous expenditure not written off

(c) RIC has incurred various losses on account of alleged regulatory defaults and consequential penalties and charges, bad debts, impaired assets, over valuation / incorrect recognition of inventories, etc. the aggregate of which is estimated to be Rs. 2382.93 crores, and on conservative accounting principles, RIC has made provisions and write-off for the said amount. Except where such provisions amounting to Rs. 62.87 crores relate to transactions which have occurred after 1 April 2005, the provisions and write-offs aggregating to Rs. 2,320.06 crores relate to the year ended 31 March 2005, and financial information given above has been restated accordingly.

(d) Net of infusion of Rs. 3,100 crores as referred to in Section titled "Outstanding Litigations and Material Developments".

Details of listing and Highest & Lowest market price during the preceding six months:

Equity Shares of RIC are not listed at any Stock Exchange.

Reliance Communications Infrastructure Limited (RCIL)

RCIL was incorporated on July 17, 1997.

RCIL holds IP-I registration for providing telecommunication infrastructure services such as dark fiber to other telecom service providers. It also holds a Category A - ISP License and also provides Internet Data Centre (IDC) Services to customers.

RCIL has built an entire optic fibre network crisscrossing the country for a distance of approx. 80,000 kms. RCIL has executed an Indefeasible Right to Connectivity Agreement (IRC) with RIC by which it has provided part capacity in the optic fibre network to RIC for a period of 20 years. RCIL has received fees aggregating to Rs. 4,700 crores in advance for the dark fibre capacity provided to RIC and amortizes the same over the period of the agreement. It also renders data related services and content through its optic fibre network.

R-World, the wireless data applications platform, offers more than 150 applications. Some unique applications include railway reservation, mobile banking, e-mail access and others.

R-Connect, the wireless Internet access service, has a substantial number of subscribers as it offers better speed than dial-up Internet connections. The new unlimited data plans and attractive tariffs have given a boost to R-Connect usage. R-Connect Data cards, which enable laptop and desktops users to access the Internet anywhere on the RIC network, have also evoked a good response.

RCIL provides certain services to RIC viz. purchase and sale of handsets, marketing, billing, and collection.

Shareholding Pattern of RCIL:

Category	No. of shares (crore)	% of Shareholding
Promoter Holding		
(i) RCVL	90.00	45%
(ii) Ambani Enterprises Private Limited	66.00	33%
(iii) Panther Consultants Private Limited	44.00	22%
Grand Total	200.00	100%

Board of Directors

The Board of Directors of RCIL is set forth below:

- Shri Anil D Ambani, Chairman
- Prof. J. Ramachandran
- Shri Gautam Doshi

Financial Performance of RCIL – Consolidated*:

(Amount in Rs Crore)

Particulars	2002-03	2003-04	2004-05	1 April 2005 to 31 December 2005 (Unaudited)
Sales & Other Income	45.17	246.99	1,675.68	1,369.46
EBITDA	34.89	152.03	183.04	124.65
PAT	(0.12)	(55.79)	(1,915.29)	(75.00)
Equity Capital	200	200	200.00	200.00
Reserves[a]	4,481.33	4,485.20	2,058.29	2,300.59
Net Debt	3,040.24	922.47	878.23	1,564.84
EPS (Rs.)	0.00	(0.28)	(10.15)	(0.38)
Book Value (Rs.)	23.41	23.43	11.29	12.50

* *Consolidated RCIL includes financials of Reliance Mobile Limited, Matrix Innovations Private Limited, Reliance Communications Rajasthan Limited, Reliance Communications Investment & Leasing Limited, Reliance Communications Technologies Limited, Reliance Software Solutions Private Limited, Reliance Communications Solutions Private Limited, Netizen Maharashtra Private Limited, Netizen Madhya Pradesh Private Limited, Netizen West Bengal Private Limited, Reliance Communications Maharashtra Private Limited, Reliance Communications*

Himachal Pradesh Private Limited, Reliance Communications West Bengal Private Limited, Reliance Communications Delhi Private Limited, Reliance Communications Tamil Nadu Private Limited, Reliance Communications Jammu & Kashmir Private Limited, Reliance Communications Haryana Private Limited, Karma Commercials Private Limited, Gurukul Commercials Private Limited, Parikrama Commercials Private Limited, Aarthik Commercials Private Limited, Reliance Infosoft Private Limited, Synergy Infocomm Solutions Private Limited, Synergy Entrepreneur Solutions Private Limited, Netizen West Bengal Private Limited, Reliance Mobile Limited, and Matrix Innovations Private Limited

Notes:

(a) Net off P&L Debit balance & Miscellaneous expenditure not written off

(b) RCIL has incurred various losses on account of bad debts, impaired assets, over valuation / incorrect recognition of inventories, etc. the aggregate of which is estimated to be Rs. 2,104.20 crores and on conservative accounting principles, RCIL has made provisions and write-off for the said amount. Except where such provisions amounting to Rs. 7.67 crores relate to transactions which have occurred after 1 April 2005, the provisions and write-offs aggregating to Rs. 2,096.53 crores relate to the year ended 31 March 2005 and financial information given above has been restated accordingly.

Details of Listing

Equity Shares of RCIL are not listed at any Stock Exchange.

Reliance Telecom Limited (RTL)

RTL was incorporated on March 01, 1994.

RTL holds CMTS Licenses in 7 telecom circles namely Madhya Pradesh, Orissa, Assam, Bihar, North East, West Bengal and Himachal Pradesh. RTL began operations in 1997-98 and provides GSM services in 315 towns in 11 Indian states. Despite stiff competition, RTL's subscriber base grew by 5.3 Lakhs over the previous year to reach 1.65 million by December 31, 2005, reflecting 48 percent growth within a span of nine months. RTL is increasing its radio capacity to cater to increasing usage and subscriber base.

Shareholding Pattern of RTL:

Category	No. of shares (Lakhs)	% of Shareholding
Promoter Holding		
(i) RCVL	70.95	35.60%
(ii) Reliance Infocomm Infrastructure Private Limited	42.25	21.20%
(iii) Reliance Business Management Private Limited	86.10	43.20%
Grand Total	199.30	100.00%

Board of Directors

The Board of Directors of RTL is set forth below:

- Shri Anil D. Ambani, Chairman
- Shri Satish Seth
- Shri B.D Khurana
- Shri S.P Shukla

Financial Performance of RTL – Consolidated*

(Amount in Rs Crore)

Particulars	2002-03	2003-04	2004-05	1 April 2005 to 31 December 2005 (Unaudited)
Sales & Other Income	356.41	361.20	452.93	470.84
EBITDA	175.62	191.69	241.68	235.81
PAT	[(a)] (349.71)	39.73	86.98	92.00
Equity Capital	19.93	19.93	19.93	19.93
Reserves[(b)]	(181.86)	(141.87)	(54.64)	92.24
Net Debt	475.07	350.04	273.50	174.82
EPS (Rs.)	(175.69)	19.71	43.42	46.16
Book Value (Rs.)	-	-	-	56.28

* *Consolidated RTL includes financials of RTL, Reliance Telephone Limited (subsidiary of RTL), Reliable Internet Services Limited (associate of RTL).*

Notes

(a) Net off P&L Debit balance & Miscellaneous expenditure not written off

(b) On account of change in accounting policy relating to depreciation charge (Rs. 281.72 crores) and amortization of entry fees (Rs. 92.66 crores).

Details of Listing

Equity Shares of RTL are not listed on any Stock Exchange.

World Tel Holding Limited-Bermuda (WTL)

The company holds 69,524 shares constituting only 3.98% of the share capital of WorldTel Holding Limited as on December 31, 2005.

PROFORMA CONSOLIDATED FINANCIAL PERFORMANCE OF RCVL

RCVL holds less than 50 per cent. of the equity shares of each of its Key Investments viz. RIC, RCIL, and RTL. RCVL does not have any subsidiary. Consequently, RCVL is not required to prepare consolidated financial statements. However, in order to enable investors to have a composite view of the entire business carried on by RCVL and its Investee Companies, the accounts of RCVL have been prepared on a notional proforma basis by consolidating (even though such consolidation is not applicable) the accounts of the Investee Companies, prior to adjustment for minority interests. The following figures are based on the said consolidated accounts:

Rs. Crores

Particulars	**Quarter ended**			**Nine months period ended December 31, 2005**
	June 30, 2005	**September 30, 2005**	**December 31, 2005**	
Sales & Other Income	2,540	2,787	3,327	8,654
EBITDA	167	416	848	1,431
PAT	(250)	(19)	311	42
Equity Capital[(a)]	0.05	612	612	612
Reserves[(b)]	-	10,153	10,464	10,464
Net Debt	-	4,268	3,702	3,702
EPS (Rs.) (Annualized)	-	-	0.45	0.45
Book Value (Rs.)	-	-	90.48	90.48

(a) Includes Share application Pending allotment

(b) The above includes Consolidated Reliance Infocomm Limited, Reliance Communications Infrastructure Limtied, Reliance Telecom Limited

RCVL segment wise performance (consolidated) for the period April 1, 2005 to December 31, 2005

Rs. Crores

	Wireless	Global	Broadband	Others	Total
Gross Sales & Other Income	5,301	4,888	318	1,876	12,383
% Gross Sales & Other Income	43%	39%	3%	15%	
Inter-divisional revenue					(3,729)
Sales & Other Income					8,654
Gross EBITDA	1,483	315	13	(85)	1,726
% Gross EBITDA	86%	18%	1%	-5%	
Inter-divisional eliminations					(295)
EBITDA					1,431
Net Interest					217
Depreciation & Amortization					1,152
PBT					62
Tax					(20)
PAT					42

IMPORTANT DISCLAIMER: The above proforma numbers have been prepared purely by way of additional information, and are based on financial performance of all companies in the RCVL group, including inter **alia** Reliance Infocomm Ltd., Reliance Communications Infrastructure Ltd., FLAG Telecom, and Reliance Telecom, and reflect figures prior to adjustment for minority interests i.e. as if RCVL held 100% of the equity share capital of the above investee companies, while its actual shareholding in the said companies is as detailed in para titled "Business" above.

OUTSTANDING LITIGATIONS AND MATERIAL DEVELOPMENTS

Except as described below, in relation to the persons named as Promoters, to the best of knowledge of the Company, there are no outstanding material litigations against or any disputes, tax liabilities, non payment of statutory dues, overdues to banks / financial institutions, defaults against banks / financial institutions, defaults in dues towards instrument holders like debenture holders, fixed deposits and arrears on cumulative preference shares issued by the Company, defaults in creation of full security as per terms of issue/ other liabilities, proceedings initiated for economic/ civil/ any other offences (including past cases where penalties may or may not have been awarded and irrespective of whether they are specified under paragraph (i) of part 1 of Schedule XIII to the Companies Act, 1956), no disciplinary action has been taken by SEBI / Stock Exchanges against the Company, its Directors, its promoters, and the companies/firms promoted by the Promoters.

1. Pending litigation in which Promoters were associated:

For Non Conversion of the Optionally Fully Convertible Debentures (OFCDs) issued by the erstwhile Reliance Polypropylene Limited, Santosh Tyagi, a holder of OFCDs filed a Criminal Case No. 14 of 1995 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance of the offence alleged and issued summons interalia to Anil Ambani. Against the Order taking cognizance, the Accused have filed a Revision before the Sessions Court which is pending disposal.

For Non Conversion of the Optionally Fully Convertible Debentures of the erstwhile Reliance Polyethylene Limited, Jairam Jangid has filed a Criminal Case No. 60 of 1998 before the Special Court for Economic Offences, Jaipur, under Section 63 of the Companies Act alleging false statements alleged to have been made in the prospectus pertaining to issue of the OFCDs. The Special Court has taken cognizance and issued summons interalia to Anil Ambani. The High Court of Rajasthan at Jaipur, pending the disposal of the Petition filed by Anil Ambani for quashing the prosecution, has stayed the proceedings before the Special Court.

For the alleged non transfer of 200 shares of erstwhile Reliance Petroleum Limited, on a Complaint filed by one Shri Bharat Bhushan Singh, the Chief Judicial Magistrate, Patna, has taken cognizance of the offences alleged and issued summons, interalia, Anil D. Ambani under Section 403 and 420 read with section 120-B of Indian Penal Code. Pending the disposal of a Petition filed by the Accused for quashing the prosecution, the Hon'ble Patna High Court, has stayed the Criminal proceedings before the Chief Judicial Magistrate, Patna.

2. Reliance Capital Limited:

Dhyan Investments and Trading Company Limited ("Dhyan" for short) incorporated on 17th May 1991, was a wholly owned subsidiary of Reliance Capital Limited (then known as Reliance Capital and Finance Trust Limited) between January 1992 and January 1993. Since January 1993 Reliance Capital Limited ceased to hold any shares in Dhyan. By an Order dated 17.01.2001 the Special Court in a Misc. Petition No. 74 of 1995 filed by Canfina against Citibank, Hiten Dalal, Dhyan and two officers of Canfina ("Defendants" for short) interalia held the Defendants jointly and severally were liable to pay to Canfina a sum of Rs.22.12 Crores alongwith interest thereon in connection with certain transactions pertaining to Canpremium and Candouble securities which had been transacted in May 1992. The Appeals preferred by Citibank, Hiten Dalal, Dhyan and one Officer of Canfina in the Supreme Court have been admitted and are pending disposal. Citibank has deposited the entire decretal amount with Canara Bank to secure the decree. CBI has alleged criminal conspiracy among Hiten Dalal, Dhyan, two officers of Canfina and two officers of Citibank arising out of the facts alleged in the above Petition and filed a case in the Special Court. No charges have been framed. By a Notification dated 20.11.2001, Dhyan was notified under Section 3(2) of the Special Court Act, 1992. Dhyan has filed before the Special Court a Misc. Petition No. 25 of 2001 challenging the said notification and applied for being denotified. The said Petition is pending disposal.

3. Reliance Energy Limited:

From time to time, REL experiences routine litigation and disputes with counter parties in its normal course of business, which are typical that are experienced by power utilities. However, REL believes that none of such pending routine litigation or disputes either individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operation of the company. However the Major pending litigation, which will also not have any material adverse effect on the business or financial condition of the Company, is summarized below:

(a) Standby Charges: From the year 1998, a dispute over sharing of standby charges payable to MSEB is pending between REL and The Tata Power Company Limited (TPC). On remand by the Hon'ble Supreme Court, The Maharashtra Electricity Regulatory Commission (MERC) by its Order dated 31st May 2004 decided the issue and directed REL and TPC to share the same in the ratio of 23:77 and further directed TPC to refund Rs. 322 crore to REL i.e the excess amount paid/deposited by REL. REL and TPC has challenged the said order of MERC by filing first Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

(b) TPC License interpretation: It is the contentions of REL that TPC has no license to supply electricity to retail consumers. MERC by its Order dated 3rd July 2003 has held that TPC has a license to supply to all consumers but has restrained TPC from supplying electricity to new consumers whose maximum demand is less than 1000 KVA till level playing field is created. The said Order has been challenged by REL and also by TPC by filing Appeal before the Appellate Tribunal for Electricity. Appeals are pending.

(c) Take or pay and additional energy charges: TPC in March 2002 has filed a petition before MERC claiming Rs. 125 crore from REL towards "Take or Pay and Additional Energy Charges" pursuant to Principle of Agreement dated 31st January 1998. REL is of the view that this amount is not payable to TPC. The Petition is pending before MERC.

(d) Rebate Issues: To retain high value consumers and prevent their migration to TPC ,REL offered to its consumers certain rebate with effect from 1998. TPC challenged the decision of REL and filed a petition before MERC. MERC by its Order dated 20th February 2004 disallowed such rebate and treated this rebate of Rs. 350 crore as a notional income while computing the Aggregate Revenue Requirement for the period FY 1998 to FY 2004. REL has challenged the said Order by filing Appeal before the Appellate Tribunal for Electricity. The said Appeal is admitted and pending for hearing.

(e) Flue Gas Desulphurization (FGD) at DTPS: As directed by the Dahanu Taluka Environment Protection Authority (DTEPA) REL is in process of putting FGD plant at its Dahanu Thermal Power Station. For due compliance of the said Order of DTEPA, the Company was directed by the Bombay High Court to give a Bank Guarantee of Rs. 100 crore to Bombay High Court. REL has given the said Bank Guarantee.

(f) Following is the summary position of pending litigation matters in respect of Income tax:

i. Appeals pending at Income Tax Appellate Tribunal (ITAT):

Assessment Year 1988-89: Appeal involving aggregate amount of Rs.2.53 crores and tax impact of Rs.0.19 crores; Assessment Year 1991-92: Total four Appeals involving aggregate amount of Rs.21.86 crores & tax impact of Rs.11.31 crores; Assessment Year 1993-94: Total seven Appeals involving aggregate amount of Rs.52.76 crores & tax impact of Rs.27.31 crores; Assessment Year 1994-95: Total eight Appeals involving aggregate amount of Rs.101.22 crores & tax impact of Rs.52.38 crores; Assessment Year 1995-96: Total eight Appeals involving aggregate amount of Rs.153.25 crores & tax impact of Rs.70.50 crores; Assessment Year 1996-97: Total five Appeals involving aggregate amount of Rs.14.28 crores & tax impact of Rs.6.58 crores; Assessment Year 1997-98: Total four Appeals involving aggregate amount of Rs.33.66 crores & tax impact of Rs.14.47 crores; Assessment Year 1998-99: Total nine Appeals involving aggregate amount of Rs.52.18 crores & tax impact of Rs.0.08 crores; Assessment Year 1999-00: Total twelve Appeals involving aggregate amount of Rs.52.83 crores & tax impact of Rs.25.46 crores; Assessment Year 2000-01: Total ten Appeals involving aggregate amount of Rs.177.51 crores & tax impact of Rs.67.98 crores; Assessment Year 2001-02: Total thirteen Appeals involving aggregate amount of Rs.102.69 crores & tax impact of Rs.39.80 crores; and Assessment Year 2002-03: Total two Appeals involving tax impact of Rs.0.10 crores.

ii. Appeals pending at CIT (A):

Assessment Year 2002-03: Total fourteen Appeals involving aggregate amount(addition/disallowance) of Rs.604.15 crores & tax impact of Rs.39.87 crores; and Assessment Year 2003-04: Total fifteen Appeals involving aggregate amount of Rs.360.33 crores & tax impact of Rs.19.92 crores.

iii. Appeals pending at High Court:

Assessment Year 1978-79: Total two Appeals involving aggregate amount of Rs.1.06 crores; Assessment Year 1979-80: Appeal involving aggregate amount of Rs.5.36 crores; Assessment Year 1980-81: Total two Appeals involving aggregate amount of Rs.4.08crores; and Assessment Year 1983-84: Total two Appeals involving aggregate amount of Rs 0.52 crores.

REL has paid all disputed Income Tax demands without prejudice. Hence any adverse ruling would not result in any adverse cash flow impact.

4. **Reliance Infocomm Limited**

(a) The Department of Telecommunications (DoT) had imposed a penalty of Rs. 150 crore on RIC for alleged violation of license conditions in relation to Home Country Direct (HCD) services. The Telecom Disputes Settlement & Appellate Tribunal (TDSAT) upheld the imposition of penalty by DoT. RIC has filed an appeal with the Honourable Supreme Court and also paid the amount by way of deposit to DoT. The matter is pending in the Supreme Court.

(b) Mahanagar Telephone Nigam Limited (MTNL) and Bharat Sanchar Nigam Limited (BSNL) have demanded Rs. 338.09 crore and Rs 290.20 crore respectively towards penalty for alleged wrong routing of Home Country Direct Calls (HCD) during the period May 2004 to September 2004. The matter is subjudice and presently under adjudication with Hon'ble Delhi High Court and Hon'ble Supreme Court. Based on the directives of Hon'ble Courts, RIC has deposited Rs.576.69 crore till March 31, 2005 to MTNL and BSNL against the aggregate claim of Rs. 628.29 crore. The matter is pending before the Supreme Court.

(c) Based on a complaint received from BSNL, DoT has stated, vide its letter dated August 26, 2005, that Fixed Access Wireless Services rendered by RIC is a limited mobile service. Accordingly, BSNL has raised claims on RIC for Access Deficit Charges (ADC) for calls originating from Fixed Wireless Phones and Terminals. RIC has objected to BSNL's claim and lodged an Appeal with TDSAT, which was not adjudged by TDSAT on the ground that a similar dispute is presently under appeal to the Hon'ble Supreme Court.

(d) DoT has raised claims amounting to Rs.50.52 crore on various dates against RIC for alleged illegal routing of international calls by RIC's subscribers resulting in loss of revenue to them. RIC has lodged protest letters to DoT against such claims.

(e) Delhi & Navi Mumbai Municipal Corporation's Health Department has instituted a criminal complaint on RIC for putting "Plan-A-Baby" content in its R-World Application, which is prohibited under the Pre-Natal Diagnostic Test Act (PNDT). PNDT Act prohibits any advertisement regarding any material that provides for planning a baby boy/girl before conception. RIC has ample defense in as much as RIC had never advertised such content nor has it created such content which is freely and widely available in the open market. RIC has already discontinued the "Plan-A-Baby" content from R-World Application.

(f) There are 5 major criminal cases pending against RIC and/or certain officers/employees filed by subscribers/customers alleging that they had not applied for any mobile connection but are receiving bills for the same. RIC had moved to the High Courts for quashing of such complaints and has secured interim relief in them. The said matters are pending in the High Courts. While RIC can make no assurances as to their outcome, it believes the result thereof do not pose any material financial risks to RIC.

(g) BSNL has raised claims on the Company amounting to Rs. 9.09 crore towards passive link charges. The Company has appealed to TDSAT, final adjudication for which is pending. Based on an interim order dated 28.10.05, TDSAT has asked the Company to pay 50% of claims raised, which has been paid by way of deposit.

(h) At present, there are approximately 1,400 cases filed by consumers in various consumer fora across the country having an overall liability of Rs. 10 Crores approximately. During the financial year 2004-2005 there were about 1,500 cases filed by the consumers in various consumer foras having an overall liability of Rs. 20 Crores.

(i) RIC has been persistent in its efforts to recover outstanding dues from customers. There are over 1 lakh cases filed by RIC for cheque bouncing under the Negotiable Instruments Act and about 2500 cases filed under Indian Penal Code for the recovery. The total amount due for recover under all such cases aggregate to approximately Rs. 29.50 Crores. The Company is pursuing these cases and is being successful in its efforts. The Company has evolved a method of Lok Adalat and Conciliation Procedure whereby the subscribers who were avoiding Courts are requested to come for a joint settlement program.

(j) Applicability of sales tax on telecom services is under litigation and most of the operators including COAI have filed Writ Petitions before the Hon'ble Supreme Court of India against the taxability issue and also the demand raised by various State Sales Tax authorities levying sales tax on telecom services. RIC and other operators have, in the Writ Petition (Writ Petition No.372 of 2003), challenged the applicability of Sales Tax on the charges collected from the subscribers towards telecom services, which includes rentals & usage charges. The hearing has

been concluded and a Judgement is expected shortly. The liability to RIC on this account is estimated to be around Rs. 480 crore.

5. RCIL

There are no material outstanding litigations against RCIL, save for certain sales / entry tax demand notices, presently aggregating to around Rs. 11 crores. These have been challenged by RCIL and are pending before various appellate authorities.

6. RTL

There are no material outstanding litigations against RTL, except the issue of levy of Sales tax on telecom services. Reliance Telecom Limited has also independently filed a Writ Petition no 223 of 2003 and the same has been heard alongwith other petitions by the Hon'ble Supreme Court. The hearing has been concluded and Judgement is expected shortly. The liability to RTL on this account is estimated to be around Rs. 30 crore.

Material Developments

a. The Boards of Directors of Reliance Infocomm Limited and Reliance Communications Infrastructure Limited have approved write-offs and provisions of approximately Rs. 2,382.93 crore and Rs.2,104.20 crore, respectively, aggregating Rs. 4487.13 crore.

The write-offs and provisions relate to the period up to 31st March 2005, prior to the restructuring and demerger of Reliance Group. The write-offs and provisions are based on an independent report by a leading international accounting firm, and other relevant material, and relate to, inter alia, the following heads:

- Liabilities relating to regulatory and taxation matters
- Bad debts and irrecoverable amounts
- Obsolete and slow-moving inventories
- Impairment of assets
- Miscellaneous other items

Reliance Infocomm Ltd. and Reliance Communications Infrastructure Ltd., propose to appropriately recast their accounts for the year ended March 31, 2005, subject to regulatory and/or other approvals, to reflect a true and fair view of the state of affairs in that period.

b. The re-organisation of the Reliance Group, as agreed between Shri Mukesh Ambani, Chairman and Managing Director, RIL, and Shri Anil Dhirubhai Ambani, envisaged, interalia, transfer by RIL to the Company of a sum of Rs. 3,100 crore in cash as part of the demerger of the Telecommunication Undertaking in terms of the Scheme, for the continued benefit of over 20 lakh Reliance shareholders.

As against the transfer of the said amount of Rs. 3,100 crore in cash as per the agreed position, RIL transferred only Rs. 372.08 crore in cash to the Company. The balance amount of Rs. 2727.92 crore was transferred in the form of deep discount bonds of Reliance Communication Infrastructure Limited held by RIL. This has reduced financial flexibility of RCVL. This action was action by RIL (while the Company was still under RIL's control), without even the knowledge of the representative of Shri Anil D. Ambani on RCVL's Board.

The reconstituted Board of the Company has decided to take appropriate steps, so as to restore the position as agreed, and to protect the interests of the Company and its Shareholders.

RCVL has provided the said amount of Rs. 3,100 crore to Reliance Infocomm Limited on February 21, 2006, as per the commitments given to its lenders.

c. The Company has despatched Notice and Explanatory Statement along with Postal Ballot Form, to the Members of the Company for passing of Resolutions by Postal Ballot, pursuant to Section 192A of Companies Act, 1956 read with the Company (Passing of the Resolutions by Postal Ballot) Rules, 2001, as mentioned below:

(i) Ordinary Resolution under Section 16 and 94 of the Companies Act, 1956, for increasing the authorised share capital and alteration of Clause V of the Memorandum of Association of the Company.

(ii) Special Resolution under Section 31 of the Companies Act, 1956, for alteration of Article 3 of the Articles of Association of the Company for increasing the authorised share capital.

(iii) Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities under the Employees Stock Option Scheme.

(iv) Ordinary Resolution under section 293(1)(d) of the Companies Act, 1956, for increasing the borrowing limits of the Company.

(v) Ordinary Resolution under Section 293(1)(a) of the Companies Act, 1956, for creation of mortgage / charge on Company's assets.

(vi) Special Resolution under Section 309(4) of the Companies Act, 1956 for payment of commission to Director(s) who are neither in the whole time employment nor managing director(s).

(vii) Special Resolution under Section 81 (1A) of the Companies Act, 1956 for issue of securities in the international markets in one or more currencies, to persons / entities, whether or not members of the Company.

(viii) Special Resolution for increase in limit of FIIs Investment upto 74% of the paid up equity capital of the Company.

(ix) Ordinary Resolution under Section 198, 269 and 387 of the Companies Act, 1956 for Appointment of Manager of the Company.

(x) Special Resolution under Section 17 of the Companies Act, 1956 for Shifting of Registered Office of the Company from the State of Maharashtra to the State of Goa.

Shareholders have been advised that the postal Ballot forms duly completed should be sent to Shri Anil Lohia, Scrutinizer, at Karvy Computershare Private Limited,Unit: Reliance Communication Ventures Limited, "Karvy House", 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad- 560 034, not later than close of working hours on Wednesday, March 29, 2006. Postal Ballot Forms received after this date will be strictly treated as if the reply from the Members has not been received and the same will not be considered.

GOVERNMENT APPROVALS

No government license / approval are required by the Company to carry on its activity.

REGULATORY AND STATUTORY DISCLOSURES

Authority for the Scheme

The Honorable High Court of Judicature at Bombay, by its Order dated December 9, 2005 has approved the Scheme of Arrangement between Reliance Industries Limited ("RIL") and Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed as Reliance Natural Resources Limited), and Reliance Communication Ventures Limited (RCVL) and their respective shareholders and creditors (the "Scheme").

Prohibition by SEBI

The Company, its directors, its promoters, other companies promoted by the promoters and companies with which the Company's directors are associated as directors have not been prohibited from accessing the capital markets under any order or direction passed by SEBI.

Caution

The Company accepts no responsibility for statements made otherwise than in the Information Memorandum or in the advertisements to be published in terms of Clause 8.3.5.4 of SEBI (DIP) Guidelines, 2000 or any other material issued by or at the instance of the Company and anyone placing reliance on any other source of information would be doing so at his or her own risk. All information shall be made available by the Company to the public and investors at large and no selective or additional information would be available for a section of the investors in any manner.

Disclaimer Clause of the BSE

As required, a copy of this Information Memorandum has been submitted to BSE. The BSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the BSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

The BSE does not in any manner:

- warrant, certify or endorse the correctness or completeness of any of the contents of this Information Memorandum; or
- warrant that this Company's securities will be listed or will continue to be listed on the BSE; or
- take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company;

and it should not for any reason be deemed or construed to mean that this Information Memorandum has been cleared or approved by the BSE. Every person who desires to apply for or otherwise acquire any securities of this Company may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against the BSE whatsoever by reason of any loss which may be suffered by such person consequent to or in connection with such subscription/ acquisition whether by reason of anything stated or omitted to be stated herein or for any other reason whatsoever.

Disclaimer Clause of the NSE

As required, a copy of this Information Memorandum has been submitted to NSE. The NSE has vide its letter dated September 9, 2005, has approved the said Scheme under Clause 24(f) of the Listing Agreement and by virtue of that approval the NSE's name in this Information Memorandum has been incorporated as one of the Stock Exchanges on which the Company's securities are proposed to be listed.

As required, a copy of the Information Memorandum has been submitted to NSE. It is to be distinctly understood that it should not in any way be deemed or construed that this Information Memorandum has been cleared or approved by NSE; nor does it in any manner warrant, certify or endorse the correctness or completeness of any of the contents of the Information Memorandum; nor does it warrant that our securities will be listed or will continue to be listed on the NSE; nor does it take any responsibility for the financial or other soundness of this Company, its promoters, its management or any scheme or project of this Company.

Every Person who desires to acquires any of our securities may do so pursuant to independent inquiry, investigation and analysis and shall not have any claim against NSE whatsoever by reason of any loss which may be suffered by such

Person consequent to or in connection with such subscription/acquisition whether by reason of anything stated or omitted to be stated herein or any other reason whatsoever.

Filing

Copies of this Information Memorandum have been filed with BSE and NSE.

Listing

Application will be made to BSE and NSE for permission to deal in and for an official quotation of the Equity Shares of the Company. The Company has nominated BSE as the Designated Stock Exchange for the aforesaid listing of the shares.

The Company shall ensure that all steps for the completion of necessary formalities for listing and commencement of trading at all the Stock Exchanges mentioned above.

Demat Credit

The Company has executed Agreements with NSDL and CDSL for admitting its securities in demat form. On January 27, 2006 the Company made allotment of the equity shares and such shares were allotted in demat form to those shareholders who have provided necessary details to the Company and/or who were holding their shares in RIL in demat form, as on the Record Date.

Dispatch of Share Certificates

Upon allotment of Shares to eligible shareholders pursuant to the Scheme on January 27, 2006, the Company dispatched share certificates to those shareholders who were holding shares in RIL in physical form, as on the Record Date.

Expert Opinions

Save as stated elsewhere in this Information Memorandum, we have not obtained any expert opinions.

Previous rights and public issues

The Company has not made any public or rights issue since incorporation.

Commission and brokerage on previous issues

Since the Company has not issued shares to the public in the past, no sum has been paid or has been payable as commission or brokerage for subscribing to or procuring or agreeing to procure subscription for any of the Equity Shares since its inception.

Companies under the Same Management

Save and except RIC and RCIL, there is no company under the same management within the meaning of erstwhile Section 370 (1B) of the Companies Act.

Promise vis-à-vis performance

This is for the first time the Company is getting listed on the Stock Exchange

Outstanding debentures or bonds and redeemable preference shares and other instruments issued by the issuer Company

There are no outstanding debentures or bonds and redeemable preference shares and other instruments issued by the Company.

Stock Market Data for Equity shares of the Company

Equity shares of the Company are not listed on any stock exchanges. The Company is seeking approval for listing of its shares through this Information Memorandum.

Disposal of Investor Grievances

Karvy Computershare Private Limited (Karvy) are the Registrars and Transfer Agents of the Company. Karvy has set up 18 Investor Relation Centres (IRCs) across the country to accept the documents/requests/complaints from the investors/shareholders of the Company.

The letters that are accepted at the IRCs are forwarded to the Central Processing Unit of Karvy's Hyderabad office. Documents/Letters are also received from the Investors directly at Hyderabad by courier/post.

All documents are received at the inward department, where the same are classified based on the nature of the queries/actions to be taken and coded accordingly. The documents are then electmonically captured before forwarding to the respective processing units.

The documents are processed by professionally trained personnel. Subsequent to the completion of the process the documents are scrutinized thoroughly by independent firm(s) of Chartered Accountants appointed by the company.

The Company has set up service standards for each of the various processors involved such as effecting the transfer/dematerialisation of securities/change of address ranging from 3-7 days. Karvy maintains an agewise analysis of the process to ensure that the standards are duly adhered to.

The Company has appointed Hasit Shukla, Company Secretary as the Compliance Officer and he may be contacted in case of any querries. He can be contacted at the following address:

Hasit Shukla
Reliance Communication Ventures Limited,
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710.
Telephone: 022-3038 6286
Fax: 022- 3037 6622
Email: hasit.shukla@rel.co.in

"ADA" means Anil Dhirubhai Ambani, son of late Dhirubhai H. Ambani.

"ADA Group" means ADA and his Affiliates and the term "ADA Group Members" shall mean any one of them.

"Affiliate" of ADA or ADA Group means and includes:

a. ADA, his wife, his lineal and blood descendants, spouses of such lineal and blood descendants and children and grand children including step or adoptive, family trusts and Hindu Undivided Family; and

b. Any company, firm, body corporate, association of persons, associates or other entity controlled, directly or indirectly by ADA or ADA Group as the case may be.

21. TRANSFER AND TRANSMISSION OF SHARES

(a) The Company shall keep a "Register of Transfers" and shall have recorded therein fairly and distinctly particulars of every transfer or transmission of any Share, Debenture or other Security held in a material form.

(b) Every instrument of transfer of Shares shall be in writing in the usual common form or in such form as may be prescribed under Section 108 of the Act and shall be delivered to the Company within such time as may be prescribed under the Act.

(c) (i) An application for the registration of a transfer of the Shares in the Company may be made either by the transferor or the transferee.

(ii) Where the application is made by the transferor and relates to partly paid Shares, the transfer shall not be registered unless the Company gives notice of the application to the transferee and the transferee makes no objection to the transfer within two weeks from the receipt of the notice.

(d) Every such instrument of transfer shall be executed both by the transferor and the transferee and attested and the transferor shall be deemed to remain the holder of such Share until the name of the transferee shall have been entered in the Register of Members in respect thereof.

(e) The Board shall have power on giving not less than seven days previous notice by advertisement in a newspaper circulating in the city, town or village in which the Office of the Company is situated to close the transfer books, the Register of Members and/or Register of Debenture-holders at such time or times and for such period or periods, not exceeding thirty days at a time and not exceeding in the aggregate forty-five days (45) in each year, as it may deem expedient.

(f) Subject to the provisions of Sections 111 and 111A of the Act, or any statutory modification of the said provisions for the time being in force and any other Requirements of Law, the Board may, at its own absolute and uncontrolled discretion and without assigning any reason, decline to register or acknowledge any transfer of Shares and in particular may so decline in any case in which (i) the proposed transferee is a Person who is not permitted by any applicable law, regulation or guideline or any Requirements of Law, to acquire securities of the Company or (ii) if the Company has a lien upon the Shares or any of them or (iii) whilst any moneys in respect of the Shares desired to be transferred or any of them has remained unpaid or not or unless the transferee is approved by the Board and such refusal shall not be affected by the fact that the proposed transferee is already a Member. But in such cases it shall, within one (1) month from the date on which the instrument of transfer was lodged with the Company send to the transferee and the transferor notice of refusal to register such transfer. The registration of a transfer shall be conclusive evidence of the approval of the Board of the transferee.

Provided that registration of a transfer shall not be refused on the ground of the transferor being either alone or jointly with any other Person or Persons indebted to the Company on any account whatsoever except where the Company has a lien on Shares.

(g) Subject to the provisions of the Act and these Articles, the Directors shall have the absolute and uncontrolled discretion to refuse to register a Person entitled by transmission to any Shares or his nominee as if he were the transferee named in any ordinary transfer presented for registration, and shall not be bound

to give any reason for such refusal and in particular may also decline in respect of Shares upon which the Company has a lien.

(h) Transfer of Shares in whatever lot should not be refused, though there would be no objection to the Company refusing to split a share certificate into several scrips of any small denominations or to consider a proposal for transfer of Shares comprised in a share certificate to several Members, involving such splitting, if on the face of it such splitting/transfer appears to be unreasonable or without a genuine need. The Company should not, therefore, refuse transfer of Shares in violation of the stock exchange listing requirements on the ground that the number of Shares to be transferred is less than any specified number.

(i) In the case of the death of any one or more of the Members named in the Register of Members as the joint-holders of any Share, the survivors shall be the only Member or Members recognized by the Company as having any title to or interest in such Share, but nothing herein contained shall be taken to release the estate of a deceased joint-holder from any liability on Shares held by him jointly with any other Person.

(j) The Executors or Administrators or holder of the Succession Certificate or the Legal Representatives of a deceased Member, (not being one of two or more joint-holders), shall be the only Members recognized by the Company as having any title to the Shares registered in the name of such Member, and the Company shall not be bound to recognize such Executors or Administrators or holders of Succession Certificate or the Legal Representatives unless such Executors or Administrators or Legal Representatives shall have first obtained Probate or Letters of Administration or Succession Certificate, as the case may be, from a duly constituted court in the Union of India, provided that the Board may in its absolute discretion dispense with production of Probate or Letters of Administration or Succession Certificate, upon such terms as to indemnity or otherwise as the Board may in its absolute discretion deem fit and may under these Articles register the name of any Person who claims to be absolutely entitled to the Shares standing in the name of a deceased Member, as a Member.

(k) The Board shall not knowingly issue or register a transfer of any share to a minor or insolvent or Person of unsound mind.

(l) Subject to the provisions of Articles, any Person becoming entitled to Shares in consequence of the death, lunacy, bankruptcy of any Member or Member, or by any lawful means other than by a transfer in accordance with these Articles, may with the consent of the Board, (which it shall not be under any obligation to give), upon producing such evidence that he sustains the character in respect of which he proposes to act under this Article, or of his title, as the Board thinks sufficient, either be registered himself as the holder of the Shares or elect to have some Person nominated by him and approved by the Board, registered as such holder; provided nevertheless, that if such Person shall elect to have his nominee registered, he shall testify the election by executing in favour of his nominee an instrument of transfer in accordance with the provisions herein contained and until he does so, he shall not be freed from any liability in respect of the Shares.

(m) A Person becoming entitled to a Share by reason of the death or insolvency of a Member shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Shares, except that he shall not, before being registered as a Member in respect of the Shares, be entitled to exercise any right conferred by membership in relation to meetings of the Company; PROVIDED THAT the Directors shall, at any time, give notice requiring any such Person to elect either to be registered himself or to transfer the Shares, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all Dividends, bonuses or other moneys payable in respect of the Shares until the requirements of the notice have been complied with.

(n) Every instrument of transfer shall be presented to the Company duly stamped for registration accompanied by such evidence as the Board may require to prove the title of the transferor, his right to transfer the Shares and every registered instrument of transfer shall remain in the custody of the Company until destroyed by order of the Board.

(o) In case of transfer and transmission of Shares or other marketable securities where the Company has not issued any certificates and where such Shares or Securities are being held in any electronic and fungible form in a Depository, the provisions of the Depositories Act, 1996 shall apply.

(p) Before the registration of a transfer, the certificate or certificates of the Share or Shares to be transferred must be delivered to the Company along with (save as provided in Section 108 of the Act) a properly stamped and executed instrument of transfer.

(q) No fee shall be payable to the Company, in respect of the transfer or transmission of Shares, or for registration of any power of attorney, probate, letters of administration and succession certificate, certificate of death or marriage or other similar documents.

(r) The Company shall incur no liability or responsibility whatsoever in consequence of its registering or giving effect to any transfer of Shares made or purporting to be made by any apparent legal owner thereof, (as shown or appearing in the Register of Members), to the prejudice of a Person or Persons having or claiming any equitable right, title or interest to or in the said Shares, notwithstanding that the Company may have had any notice of such equitable right, title or interest or notice prohibiting registration of such transfer, and may have entered such notice or referred thereto, in any book of the Company and the Company shall not be bound or required to regard or attend or give effect to any notice which may be given to it of any equitable right, title or interest or be under any liability whatsoever for refusing or neglecting so to do, though it may have been entered or referred to in some book of the Company but the Company shall nevertheless be at liberty to regard and attend to any such notice, and give effect thereto if the Board shall so think fit.

(s) The provision of these Articles shall subject to the provisions of the Act and any requirements of law *mutatis mutandis* apply to the transfer or transmission by operation of law to other Securities of the Company.

40. CHAIRMAN OF THE GENERAL MEETING

ADA, the Chairman of the Board shall preside as Chairman at every general meeting of the Company. In absence of ADA, or if he is not present within fifteen minutes after the time appointed for holding the meeting, or is unwilling to act as Chairman of the meeting, the Vice-Chairman of the Board shall preside as Chairman of the meeting. If there is no Chairman or Vice Chairman, or none of them are present within fifteen minutes after the time appointed for holding the meeting, or are unwilling to act as Chairman of the meeting, the directors present shall elect one of their number to be the Chairman of the meeting. If at any meeting no Director is willing to act as Chairman or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be the Chairman of the meeting. No business shall be discussed at any General Meeting except the election of a Chairman while the chair is vacant.

44. PROMOTERS OF THE COMPANY

ADA Group shall be the promoter of the Company as defined under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 or any other statute, rules, regulations, guidelines or provisions of law (including any amendments, modifications or re-enactment thereof, for the time being in force) and shall exercise control over the Company, as defined under any such law.

45. DIRECTORS

(a) Unless otherwise determined by the Company in the General Meeting, the number of Directors shall not be less than 3 (three) and not more than such number as may be stipulated by the Act for the time being in force.

(b) (.......) *Deleted*

46. CHAIRMAN OF THE BOARD OF DIRECTORS

(a) ADA shall be and shall continue as the non-retiring Chairman of the Board so long as he is willing to be a Director and Chairman of the Company and shall not be liable to retire by rotation. The Chairman shall preside at all meetings of the Board and the General Meetings of the Company. The Chairman shall have a casting vote in the event of a tie.

(b) In the event of Article (a) becomes inoperative as envisaged in Article 88(c) the Board of Directors of the Company shall be entitled to appoint one among themselves as Chairman of the Board and determine the period for which each of them to hold such office.

(c) In absence of ADA or any appointed or nominated Chairman, or in the event of their being unwilling to act as the Chairman at any meeting of the Board, the members present at the Board meeting shall designate one among themselves to preside at such meeting as Chairman.

(d) All the Directors shall exercise their voting rights to ensure that these Articles are implemented and acted upon by them to prevent the taking of any action by the Company or by any Member, which is contrary to or with a view or intention to evade or defeat the terms as contained in these Articles.

47. APPOINTMENT OF ALTERNATE DIRECTORS

Subject to Section 313 of the Act, any Director shall be entitled to nominate an alternate director to act for him during his absence for a period of not less than 3 months (subject to such person being acceptable to the Chairman). The Board may appoint such a person as an Alternate Director to act for a Director (hereinafter called "the Original Director") (subject to such person being acceptable to the Chairman) during the Original Director's absence for a period of not less than three months from the State in which the meetings of the Board are ordinarily held. An Alternate Director appointed under this Article shall not hold office for a period longer than that permissible to the Original Director in whose place he has been appointed and shall vacate office if and when the Original Director returns to the State. If the term of the office of the Original Director is determined before he so returns to the State, any provisions in the Act or in these Articles for automatic re-appointment shall apply to the Original Director and not to the Alternate Director.

48. CASUAL VACANCY AND ADDITIONAL DIRECTORS

Subject to the provisions of the Act and these Articles, the Board shall have the power at any time and from time to time to appoint any qualified Person to be a Director either as an addition to the Board or to fill a casual vacancy but so that the total number of Directors shall not at any time exceed the maximum number fixed under these Articles. Any Person so appointed as an addition shall hold office only up to the date of the next Annual General Meeting. Any person appointed to fill a casual vacancy shall hold office only up to the date to which the Original Director in whose place he is appointed would have held office if it had not been vacated but shall be eligible for election.

49. DEBENTURE OR LENDER DIRECTORS

If it is provided by a Trust Deed, securing or otherwise, in connection with any issue of Debentures of the Company, that any Person/ Lender or Persons/ Lenders shall have power to nominate a Director of the Company, then in the case of any and every such issue of Debentures, the Person/ Lender or Persons/ Lenders having such power may exercise such power from time to time and appoint a Director accordingly. Any Director so appointed is herein referred to a Debenture Director. A Debenture Director may be removed from office at any time by the Person/ Lender or Persons/ Lenders in whom for the time being is vested the power under which he was appointed and another Director may be appointed in his place. A Debenture Director shall not be bound to hold any qualification shares.

50. NO QUALIFICATION SHARES FOR DIRECTORS

A Director shall not be required to hold any qualification Shares of the Company.

51. REMUNERATION OF DIRECTORS

(a) Subject to the provisions of the Act, a Managing Director or Managing Directors, and any other Director/s who is/are in the whole time employment of the Company may be paid remuneration either by a way of monthly payment or at a specified percentage of the net profits of the Company or partly by one way and partly by the other, subject to the limits prescribed under the Act.

(b) Subject to the provisions of the Act, a Director (other than a Managing Director or an Executing Director) may be paid remuneration either:

(i) by way of monthly, quarterly or annual payment, or

(ii) by way of commission.

(c) The remuneration payable to each Director for every Meeting of the Board or Committee of the Board attended by them shall be such sum as may be determined by the Board from time to time within the maximum limits prescribed from time to time by the Central Government pursuant to the first proviso to Section 310 of the Act.

52. SPECIAL REMUNERATION FOR EXTRA SERVICES RENDERED BY A DIRECTOR

If any Director be called upon to perform extra services or special exertions or efforts (which expression shall include work done by a Director as a member of any Committee formed by the Directors), the Board may arrange with such Director for such special remuneration for such extra services or special exertions or efforts either by a fixed sum or otherwise as may be determined by the Board and such remuneration may be either in addition to or in substitution for his remuneration otherwise provided.

53. TRAVEL EXPENSES OF DIRECTORS

The Board may allow and pay to any Director who is not a bonafide resident of the place where the meetings of the Board/committee meetings are ordinarily held and who shall come to such place for the purpose of attending any meeting, such sum as the Board may consider fair compensation for raveling, , lodging and/ or other expenses, in addition to his fee for attending such Board Meetings/ committee meetings as above specified; and if any Director be called upon to go or reside out of his ordinary place of his residence on the Company's business, he shall be entitled to be repaid and reimbursed raveling and other expenses incurred in connection with the business of the Company.

54. CONTINUING DIRECTORS

The continuing Directors may act notwithstanding any vacancy in their body; but, if and so long as their number is reduced below the minimum number fixed by Article 45 hereof, the continuing Directors not being less than two may act for the purpose of increasing the number of Directors to that number, or of summoning a General Meeting, but for no other purpose.

55. REMOVAL OF DIRECTORS

The Members may by passing a special resolution remove a director, before the expiry of his period of office.

56. DIRECTORS MAY CONTRACT WITH COMPANY

(a) A Director or his relative, a firm in which such Director or relative is a partner, any other Person in such firm, or a private company of which the Director is a member or director may enter into any contract with the Company for the sale, purchase or supply of any goods, materials or services or for underwriting the subscription of any shares in, or Debentures, of the Company, provided that the prior sanction of the Board and the Central Government is obtained in accordance with Section 297 of the Act.

(b) No sanction however shall be necessary to: -

(i) any sale, purchase or lease of immovable property; or

(ii) any purchase of goods and materials from the Company, or the sale of goods or materials to the Company, by any such Director, relative, firm, partner or private Company as aforesaid for cash at prevailing market prices; or

(iii) any contract or contracts between the Company on one side and any such Director, relative, firm, partner or private company on the other, for sale, purchase or supply of any goods, materials and services, in which either the Company or the Director, relative, firm, partner or private company, as the case may be, regularly trades or does business, where the value of the goods and materials or the cost of such services do not exceed Rs.5,000 in the aggregate in any year comprised in the period of the contract or contracts.

Provided that in circumstances of urgent necessity, the Company may without obtaining the consent of the Board enter into any such contract or contracts with the Director, relative, firm, partner or private company, even if the value of such goods or materials or the cost of such services exceeds Rs.5,000 in the aggregate in any year comprised in the period of the agreement, if the consent of the Board shall be obtained to such contract or contracts at a Meeting within three months of the date on which the contract was entered into.

(c) The Director, so contracting or being so interested shall not be liable to the Company for any profit realized by any such contract or the fiduciary relation thereby established.

57. DISCLOSURE OF INTEREST

(a) A Director of the Company who is in any way, whether directly or indirectly concerned or interested in a contract or arrangement, or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, shall disclose the nature of his concern or interest at a Meeting of the Board in the manner provided in Section 299(2) of the Act; Provided that it shall not be necessary for a Director to disclose his concern or interest in any such contract or arrangement entered into or to be entered into with any other company where any of the Directors of the company or two or more of them together holds or hold not more than 2 per cent of the Paid-up Share Capital in the other company or the Company as the case may be. A general notice given to the Board by the Director, to the effect that he is a director or member of a specified body corporate or is a member of a specified firm and is to be regarded as concerned or interested in any contract or arrangement which may, after the date of the notice, be entered into with that body corporate or firm, shall be deemed to be a sufficient disclosure of concern or interest in relation to any contract or arrangement so made. Any such general notice shall expire at the end of the Financial Year in which it is given but may be renewed for a further period of one Financial Year at a time by a fresh notice given in the last month of the Financial Year in which it would have otherwise expired. No such general notice, and no renewal thereof shall be of effect unless, either it is given at a Meeting of the Board or the Director concerned takes reasonable steps to secure that it is brought up and read at the first Meeting of the Board after it is given.

(b) No Director shall as a Director, take any part in the discussion of, vote on any contract or arrangement entered into or to be entered into by or on behalf of the Company, if he is in any way, whether directly or indirectly, concerned or interested in such contract or arrangements; nor shall his presence count for the purpose of forming a quorum at the time of any such discussion or vote; and if he does vote, his vote shall be void; provided however that nothing herein contained shall apply to:-

(i) any contract or indemnity against any loss which the Directors, or any one or more of them, may suffer by reason of becoming or being sureties or a surety for the Company;

(ii) any contract or arrangement entered into or to be entered into with a public company or a private company which is subsidiary of a public company in which the interest of the Director consists solely,

(I) in his being –

(x) a director of such company, and

(y) the holder of not more than shares of such number or value therein as is requisite to qualify him for appointment as a Director thereof, he having been nominated as such Director by this Company, or

(II) in his being a member holding not more than 2 per cent of its Paid-up Share Capital.

(c) Subject to the provisions of Section 314 and other applicable provisions, if any, of the Act, any Director of the Company, any partner or relative of such Director, any firm in which such Director or a relative of such Director is a partner, any private company of which such Director is a director or member, and any director or manager of such private company, may hold any office or place of profit in the Company.

(d) The Company shall keep a Register in accordance with Section 301(1) of the Act and shall within the time specified in Section 301(2) of the Act enter therein such of the particulars as may be relevant having regard to the application thereto of Section 297 or Section 299 of the Act, as the case may be. The Register aforesaid shall also specify, in relation to each Director of the Company, the names of the bodies corporate and firms of which notice has been given by him under Article 57(a). The Register shall be kept at the Registered Office of the Company and shall be open to inspection at such Office, and extracts may be taken therefrom and copies thereof may be required by any Member of the Company to the same extent, in the same manner, and on payment of the same fee as in the case of the Register of Members of the Company and the provisions of Section 163 of the Act shall apply accordingly.

(e) A Director may be or become a Director of any Company promoted by the Company, or on which it may be interested as a vendor, shareholder, or otherwise, and no such Director shall be accountable for any benefits received as director or shareholder of such Company except in so far as Section 309(6) or Section 314 of the Act may be applicable.

58. PROCEDURE, IF PLACE OF RETIRING DIRECTORS IS NOT FILLED UP

(a) If the place of the retiring Director is not so filled up and the meeting has not expressly resolved not to fill the vacancy, the meeting shall stand adjourned till the same day in the next week, at the same time and place, or if that day is a public holiday, till the next succeeding day which is not a public holiday, at the same time and place.

(b) If at the adjourned meeting also, the place of the retiring Director is not filled up and that meeting also has not expressly resolved not to fill the vacancy, the retiring Director shall be deemed to have been reappointed at the adjourned meeting, unless:-

(i) at that meeting or at the previous meeting a resolution for the reappointment of such Director has been put to the meeting and lost;

(ii) retiring Director has, by a notice in writing addressed to the Company or its Board of Directors, expressed his unwillingness to be so reappointed;

(iii) he is not qualified or is disqualified for appointment;

(iv) a resolution whether special or ordinary is required for the appointment or reappointment by virtue of any provisions of the Act.

(v) the proviso to subsection (2) of Section 263 of the Act is applicable to this case.

59. COMPANY MAY INCREASE OR REDUCE THE NUMBER OF DIRECTORS.

Subject to Article 45(a) and Section 252, 255, 258 and 259 of the Act and these Articles, the Company may, by Ordinary Resolution, from time to time, increase or reduce the number of Directors, and may alter their qualifications and the Company may, (subject to the provisions of Article 55), remove any Director before the expiration of his period of office and appoint another qualified in his stead. The person so appointed shall hold office during such time as the Director in whose place he is appointed would have held the same if he had not been removed.

60. REGISTER OF DIRECTORS ETC.

(a) The Company shall keep at its Office, a Register containing the particulars of its Directors, Managing Directors, Manager, Secretaries and other Persons mentioned in Section 303 of the Act, and shall otherwise comply with the provisions of the said Section in all respects.

(b) The Company shall in respect of each of its Directors also keep at its Office a Register, as required by Section 307 of the Act, and shall otherwise duly comply with the provisions of the said section in all respects.

61. DISCLOSURE BY DIRECTOR OF APPOINTMENT TO ANY OTHER BODY CORPORATE.

(a) Every Director, (including a person deemed to be a Director by virtue of the Explanation to Sub-Section (1) of Section 303 of the Act), a Managing Director, Manager, or Secretary of the Company shall, within thirty days of his appointment to any of the above offices or as the case may be, relinquishment of, such offices, in any other body corporate disclose to the Company, the particulars relating to his office in the other body corporate which are required to be specified under Sub-Section (1) of Section 303 of the Act.

(b) Every Director and every person deemed to be a Director of the Company by virtue of sub-section (10) of Section 307 of the Act, shall give notice to the Company of such matters relating to himself as may be necessary for the purposes of enabling the Company to comply with the provisions of that Section.

62. MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER

Subject to the provisions of the Act and of these Articles, the Board shall have power to appoint from time to time any of its members as Managing Director/s or Manager or Executive Director(s), of the Company for a fixed term not exceeding five years at a time and upon such terms and conditions as the Board thinks fit, and the Board may by resolution vest in such Managing Director/s or Manager or Executive Director(s), such of the powers hereby vested in the Board generally as it thinks fit, and such powers may be made exercisable for such period or periods and upon such conditions and subject to such restrictions as it may determine. The terms of appointment of Managing Director/s or Manager or Executive Director(s), shall be the terms on which such

persons shall be appointed by the Board. The Managing Director/s or Manager or Executive Director(s), as the case may be, so appointed, shall be responsible for and in charge of the day to day management and affairs of the Company and subject to the provisions of the Act and these Articles, the Board shall vest in such Managing Director/s or Manager or Executive Director(s), as the case may be, all the powers vested in the Board generally.

63. PROVISIONS TO WHICH MANAGING DIRECTOR(S)/ EXECUTIVE DIRECTOR(S)/ MANAGER ARE SUBJECT

Notwithstanding anything contained herein, a Managing Director(s)/ Executive Director(s)/ Manager shall subject to the provisions of any contract between him and the Company be subject to the same provisions as to resignation and removal as the other Directors of the Company, and if he ceases to hold the office of a Director he shall ipso facto and immediately cease to be a Managing Director(s)/ Executive Director(s) / Manager, and if he ceases to hold the office of a Managing Director(s)/ Executive Director(s) / Manager he shall ipso facto and immediately cease to be a Director.

64. REMUNERATION OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

The remuneration of the Managing Director(s) or Executive Director(s) or Manager shall (subject to Sections 198, 269, 309, 310, 311 and other applicable provisions of the Act and of these Articles and of any contract between him and the Company) be fixed by the Directors, from time to time and may be by way of fixed salary and/or perquisites or commission or profits of the Company or by participation in such profits, or by any or all these modes or any other mode not expressly prohibited by the Act.

65. POWER AND DUTIES OF MANAGING DIRECTOR(S) OR EXECUTIVE DIRECTOR(S) OR MANAGER

Subject to the superintendence, control and direction of the Board, the day-to-day management of the Company shall be in the hands of the Managing Director(s) or Executive Director(s) or Manager in the manner as deemed fit by the Board and subject to the provisions of the Act, and these Articles, the Board may by resolution vest any such Managing Director(s) or Executive Director(s) or Manager with such of the powers hereby vested in the Board generally as it thinks fit and such powers may be made exercisable for such period or periods and upon such conditions and subject to the provisions of the Act, and these Articles confer such power either collaterally with or to the exclusion of or in substitution for all or any of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers.

66. PROCEEDINGS OF THE BOARD OF DIRECTORS

(a) The Board may meet for the dispatch of the business, adjourn and otherwise regulate its meetings on a date, time and venue as indicated by the Chairman, provided however, the Board shall meet once in every three calendar months and at least four times in a year in accordance with Section 285 of the Act or any statutory modifications thereof.

(b) The Company Secretary shall as and when, directed by the Chairman convene a meeting of the Board by giving a notice in writing to every Director.

(c) The Board of Directors may meet either at the Office of the Company, or at any other location in India or outside India as the Chairman may determine.

(d) Prior notice of every meeting of the Board shall be given in writing to every Director for the time being at his usual address in India and in the case of a Director resident outside India, at his address outside India and to his alternate, if any in India at his usual address in India.

(e) If permissible under applicable Requirements of Law, a Director may attend Board Meetings by any video or audio conferencing facility that permits simultaneous communication between participants.

67. QUORUM FOR BOARD MEETING

Subject to Section 287 of the Act, the quorum for a Meeting of the Board shall be presence of at least one-third of its total strength or two directors, whichever is higher.

Provided that where at any time the number of interested directors exceeds or is equal to two thirds of the total strength, the number of the remaining directors, that is to say, the number of directors who are not interested, present at the meeting being not less than two shall be the quorum.

68. ADJOURNED BOARD MEETING FOR WANT OF QUORUM

(a) If any duly convened Board Meeting cannot be held for want of a quorum, in terms of Article 67 above then such a meeting shall automatically stand adjourned till the same day in the next week, after the original Meeting at the same time and place, or if that day is a public holiday, on the next succeeding day which is not a public holiday to the same time and place Provided however, the adjourned meeting may be held on such other date and such other place as may be unanimously agreed by all the Directors.

(b) If in the event of a quorum once again not being available at such an adjourned meeting, the Directors present shall constitute the quorum and may transact business for which the meeting has been called.

69. QUESTIONS AT BOARD MEETINGS HOW DECIDED

(a) Questions arising at any meeting of the Board, other than as specified in these Articles, if any, shall be decided by a majority vote. In the case of an equality of votes, the Chairman shall have a second or casting vote.

(b) No regulation made by the Company in General Meeting, shall invalidate any prior act of the Board, which would have been valid if that regulation had not been made.

70. POWERS OF THE BOARD

Subject to the provisions of the Act and these Articles: -

(a) The Board of Directors shall be entitled to exercise all such power and to do all such acts and things as the Company is authorised to exercise and do. .

(b) The Board of Directors is vested with the entire management and control of the Company, including as regards any and all decisions and resolutions to be passed, for and on behalf of the Company.

71. COMMITTEES AND DELEGATION BY THE BOARD

(a) Without prejudice to the powers conferred by the other Articles and so as not to in any way to limit or restrict those powers, the Board may, subject to the provisions of Section 292 of the Act, delegate any of their powers to the Managing Director(s), the Executive Director(s) or Manager or the Chief Executive Officer of the Company. The Managing Director(s), the Executive Director(s) or the Manager or the Chief Executive Officer(s) as aforesaid shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on them by the Board and all acts done by them in exercise of the powers so delegated and in conformity with such regulations shall have the like force and effect as if done by the Board.

(b) Subject to the provisions of the Act, any requirements of law and anything stated in these Articles the Board may delegate any of their powers to Committees of the Board consisting of such member or members of the Board as it thinks fit, and it may from time to time revoke and discharge any such committee of the Board either wholly or in part and either as to persons or purposes, but every Committee of the Board so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed on it by the Board. All acts done by any such Committee of the Board in conformity with such regulations and in fulfillment of the purposes of their appointment but not otherwise, shall have the like force and effect as if done by the Board.

(c) (............) *Deleted*

(d) The Meetings and proceedings of any such Committee of the Board consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors, so far as the same are applicable thereto and are not superseded by any regulation made by the Directors under the last preceding Article.

72. ACTS OF BOARD OR COMMITTEE VALID NOTWITHSTANDING INFORMAL APPOINTMENT

All acts done at any Meeting of the Board or of a Committee of the Board, or by any person acting as a Director shall notwithstanding that it shall afterwards be discovered that there was some defect in the appointment of such Director or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or that

the appointment of any of them had been terminated by virtue of any provisions contained in the Act or in these Articles, be as valid as if every such person had been duly appointed, and was qualified to be a Director and had not vacated his office or his appointment had not been terminated. Provided that nothing in this Article shall be deemed to give validity to acts done by a Director after his appointment has been shown to the Company to be invalid or to have been terminated.

73. RESOLUTION BY CIRCULAR

Subject to Sections 289 and 292 of the Act and the provisions as contained in these Articles, no resolution shall be deemed to have been passed by the Board or by a Committee thereof by circulation, unless the resolution has been circulated in draft together with the necessary papers, if any, to all Directors, or to all members of the Committee, whether in India or not (not being less in number than the quorum fixed for a meeting of the Board or Committee, as the case may be), and to all other Directors or members of the Committee at their usual address in India or elsewhere, and has been approved by all such Directors or members of the Committee, or by a majority of such of them as are entitled to vote on the resolution.

85. DISTRIUTION OF ASSETS IN SPECIE OR KIND UPON WINDING UP

(a) If the Company shall be wound up, the Liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Act, divide amongst the Members, in specie or kind the whole or any part of the assets of the Company, whether they shall consist of property of the same kind or not.

(b) For the purpose aforesaid, the Liquidator may set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members.

88. AMENDMENT TO MEMORANDUM AND ARTICLES OF ASSOCIATION

(a) The Members shall vote all the Shares owned or held of record by such Members at any Annual or Extraordinary General Meeting of the Company in accordance with these Articles.

(b) The Members shall not pass any resolution or take any decision which is contrary to any of the terms of these Articles.

(c) Notwithstanding anything stated in these Articles, if the ADA Group ceases to be the largest shareholder of the Company, then neither ADA nor the ADA Group will be entitled to the rights as stipulated in Articles 40, 44, and 46.

OTHER INFORMATION

Material Contracts and Documents for Inspection

The following contracts (not being contracts entered into in the ordinary course of business carried on by our Company or entered into more than two years before the date of this Information Memorandum) which are or may be deemed material have been entered or to be entered into by our Company.

Documents for Inspection:

1. Memorandum and Articles of Association, as amended till date.

2. Certification of incorporation dated July 15, 2004 and Fresh Certificate of Incorporation consequent to change in name dated August 3, 2005

3. Reports of the Statutory Auditors of the Company dated January 27, 2006 prepared as per Indian GAAP and mentioned in this Information Memorandum

4. Scheme of Arrangement sanctioned by the Hon'ble High Court of Judicature of Bombay vide its order dated December 9, 2005 Reliance Industries Limited, Reliance Energy Ventures Limited, Global Fuel Management Services Limited (since renamed Reliance Natural Resources Ltd.), Reliance Capital Ventures Limited and Reliance Communication Ventures Limited.

5. Order dated December 9, 2005 of the Honorable High Court of Judicature at Bombay approving the Scheme of Arrangement

6. Letters dated September 9 2005 of BSE and NSE approving the Scheme.

7. Tripartite Agreement with NSDL dated January 19, 2006 and CDSL dated January 25, 2006

8. SEBI letter CFD/DIL/SC/58120/2006 dated January 19, 2006 granting relaxation from the strict enforcement of the requirement of Rule 19(2)(b) of the Securities Contract Regulation (Rules), 1957 (SCRR) for the purpose of listing of shares of RCVL

9. Trade Mark Management Agreement dated January 12, 2006, entered into among Reliance Industries Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communication Ventures Limited

10. Non Competition Agreement dated January 12, 2006, entered into among Reliance Industries Limited, Reliance Natural Resources Limited, Reliance Capital Ventures Limited, Reliance Energy Ventures Limited, Reliance Communication Ventures Limited.

11. Lease agreements between RCVL and RIL in relation to MCN at Refinery Complex, Jamnagar; Part of Nadiad retail outlet, Gujarat; part of Bhilad retail outlet, Gujarat; part of Sendhwa retail outlet, Madhya Pradesh; Court House, Mumbai; Anand Mahal, Ground floor and 1st floor, Surat, Gujarat; Mithaiwala Building, 4th floor, Surat, Gujarat; Santiniketan Building, Surat, Gujarat; Shivam Building, Jamnagar, Gujarat; and 103/106, Naroda Industrial Estate, Ahmedabad.

12. Leave and license agreements in relation to part of India Polyfibres Limited MCN at Barabanki, Uttar Pradesh; part of IPCL Office, Juhu, Mumbai; part of Suraj Plaza, 9th floor, Baroda, Gujarat; part of Regent Chambers, Nariman Point, Mumbai; part of GDC House, Mumbai; part of Swastik Mills, Mumbai; and part of Deccan Chambers at Hyderabad, Andra Pradesh.

13. Shared Services Agreement between RCVL and RIL dated January 14th 2006.

DECLARATION:

To the best of knowledge and belief of the Board of Directors of the Company, all statements made in this Information Memorandum are true and correct

BY ORDER OF THE BOARD OF DIRECTORS

FOR RELIANCE COMMUNICATION VENTURES LIMITED

COMPANY SECRETARY AND MANAGER

Mumbai
February 28, 2006